As filed with the United States Securities and Exchange Commission on May 13, 2009.

Registration No. 333-153655

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Edgen Murray Limited

(Exact name of registrant as specified in its charter)

Bermuda	5051	98-0593440
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Clarendon House

2 Church Street

Hamilton, HM 11

Bermuda

(441) 295-1422

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Daniel J. O’Leary

Chairman and Chief Executive Officer

18444 Highland Road

Baton Rouge, Louisiana 70809

(225) 756-9868

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Carmen J. Romano, Esq. Adam M. Fox, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036 (212) 698-3500	T. Mark Kelly, Esq. David H. Stone, Esq. Vinson & Elkins LLP 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 13, 2009

PRELIMINARY PROSPECTUS

Common Shares

This is the initial public offering of the common shares of Edgen Murray Limited. We are offering                  common shares and the selling shareholders identified in this prospectus are offering an additional                  common shares. We will not receive any of the proceeds from the common shares sold by the selling shareholders. We currently anticipate that the estimated initial public offering price will be between $             and $             per share.

Prior to this offering, there has been no public market for our common shares. We have applied to list our common shares on the NYSE under the symbol “EMY.”

Investing in our common shares involves risks. See “Risk factors” beginning on page 12.

	Per share	Total
Public offering price	$	$
Underwriting discount and commissions	$	$
Proceeds to Edgen Murray Limited (before expenses)	$	$
Proceeds to the selling shareholders (before expenses)	$	$

Certain of our shareholders have granted the underwriters a 30-day option to purchase up to an additional          common shares at the public offering price, less the underwriting discount, to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any other regulatory body or commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares on or about                     , 2009.

Jefferies & Company

                    , 2009

[Pictorial Image to Come]

About this prospectus

All information in this prospectus assumes that the underwriters do not exercise their 30-day option to purchase additional common shares from certain of our shareholders, unless otherwise indicated.

You should rely only on the information contained in this prospectus or to which we have referred you, including any free writing prospectus prepared by or on behalf of us. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus may only be used where it is legal to sell these securities. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. You should not under any circumstances construe the delivery of this prospectus or any sale made hereunder to imply that the information in this prospectus is correct as of any date subsequent to the date on the front cover of this prospectus.

The Bermuda Monetary Authority has designated us as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar and there are no exchange control restrictions on our ability to transfer funds, other than funds denominated in Bermuda dollars, in and out of Bermuda or to pay dividends to US residents who are holders of our common shares.

The Bermuda Monetary Authority also has given its consent for the issue and free transferability of all of the common shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes.

i

Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. In some cases, issuances and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

We will file this prospectus with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act of 1981 (Bermuda), as amended. In accepting this prospectus for filing, the Registrar of Companies in Bermuda shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

Special note regarding industry and market data

This prospectus contains estimates regarding market data which are based on our internal estimates, independent industry publications, reports by market research firms and/or other published independent sources. In each case, we believe those estimates are reasonable and reliable but have not independently verified the accuracy of any such third party information. However, market data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market data.

ii

Prospectus summary

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our common shares. You should read carefully the following summary together with the rest of this prospectus, including the consolidated financial statements and related notes to those statements and the section entitled “Risk factors.” Some of the statements in the following summary are forward-looking statements. See “Special note regarding forward-looking statements.”

Edgen Murray Limited was incorporated in August 2008 to serve as a future holding company for our non-North American subsidiaries. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Edgen Murray Limited will also become the holding company for our North American subsidiaries in a transaction we refer to as the “Contribution,” and, as our new parent holding company, will serve as the issuer in this offering. See “Certain relationships and related person transactions — Formation of Edgen Murray Limited and the Contribution.” As a result, the historical financial information included in this prospectus represents the consolidated financial statements of our current parent holding company, Edgen Murray II, L.P., and its wholly-owned subsidiaries, as well as their predecessors.

Unless we state otherwise, “the Company,” “we,” “us,” “our” and similar terms, refer to Edgen Murray II, L.P. and its wholly-owned subsidiaries and their predecessors for the periods before the Contribution, and Edgen Murray Limited and its wholly-owned subsidiaries for the periods after the Contribution. When we refer to “pro forma” results, we are referring to our results after taking into account the adjustments described in “Unaudited pro forma condensed combined financial information.”

Overview

We are a leading global distributor of specialty steel products primarily to energy infrastructure markets. The products we distribute include highly-engineered prime carbon or alloy steel pipe, pipe components, valves and high-grade structural sections and plate. These items are often designed to operate in severe conditions (including high pressure and extreme temperature environments) or to withstand the effects of corrosive or abrasive materials. We maintain a broad inventory of more than 14,000 specialty products including a large selection of valves, components and more than 100,000 tons of pipes, plate and sections.

Our global sales and distribution network enables us to efficiently procure and deliver our entire product offering worldwide. We stock and distribute inventory and support our customers through a global network of facilities located on four continents. This allows us to service projects in remote and challenging locations, while also supporting the daily maintenance, repair and operation (“MRO”) requirements of installed facilities. We employ experienced local market specialists and sales personnel, many of whom have technical backgrounds, training or relevant industry experience, in all of the regions in which we operate. To augment our extensive product line, we offer our customers specialized product knowledge, technical consultation, global logistical support and project management and procurement services. These services include inventory management and just-in-time product delivery, which results in product delivery to our customers when they are ready to use it so they can reduce their inventory carrying costs. We have a broad customer base of more than 2,750 customers and deliver our products in more than 50 countries.

We distribute and market our products to companies throughout the energy industry. We supply our products to fabricators, contractors, owners and operators engaged in the development of new energy infrastructure projects and the MRO of existing facilities. Our customers include “upstream” oil and natural gas exploration and production companies, “midstream” gathering and transmission, pipeline and storage companies, “downstream” refining and processing companies, power generation companies and engineering and construction firms. We also supply our products, on a more limited basis, to chemical, petrochemical, mining and alternative energy companies.

We believe we are a critical link between our customers and product manufacturers (our vendors). Many of our customers rely on us to source products for them as they may not have the expertise, relationships, resources, volume or logistical capabilities to complete procurement independently or on a cost-effective basis. We are able to supply products that are generally not otherwise available on a quick-response basis or in our customers’ desired timeframe. Additionally, we are able to complete orders in smaller quantities than would be readily available for direct purchase from manufacturers, benefiting both our customers and our vendors. We believe our global scale and purchasing power has allowed us to establish strong ties and preferential purchasing terms with our vendors. We also provide support to our vendors through our sales, marketing and credit functions, with respect to the products we distribute.

Over the past four years, we have completed four strategic acquisitions. These acquisitions have increased our scale by expanding our geographic coverage, adding complementary product lines and increasing our product sourcing within existing product lines. In each acquisition, we were able to enhance operating results by fully integrating the acquired businesses and product lines across our global platform with limited incremental overhead costs.

Our total revenue, income from operations and net income for the year ended December 31, 2008 was $1,265.6 million, $154.3 million and $73.2 million, respectively. See “—Summary historical consolidated and unaudited pro forma condensed combined financial information.”

Industry trends

In our experience, over the past decade, both vendors and end users have increasingly focused on efficiently managing their sales and supply chains, often by using distributors like us. We have seen that many of our vendors have become increasingly reliant on distributors to provide products and value-added services at the local level to end customers while customers have increasingly turned to distributors to manage the logistics and delivery of their orders. The level of our customers’ energy-related expenditures, generally depends on prevailing views of future oil, natural gas, refined products, electric power and petrochemical supply and demand, which are influenced by numerous factors, including among others:

•	changes in global economic conditions;

•	changes in oil and natural gas prices; and

•	availability of adequate financing.

Since the middle of 2008, oil and natural gas prices have declined rapidly from historical highs (for example, the daily market price of a barrel of crude oil in the United States has declined from about $141.67 at the beginning of July 2008 to about $48.62 at the end of April 2009 and the daily market price of a million British Thermal Units, or “BTUs,” of natural gas in the United States has declined from about $13.05 at the end of June 2008 to about $3.47 at the end of April 2009). In addition, worldwide general economic and credit market conditions declined sharply in the latter half of 2008.

Although falling commodity prices and the worldwide economic slowdown have negatively impacted near-term prospects for many of our customers, we continue to believe that the long-term outlook in our markets is positive. We believe the following factors in particular will continue to support spending in the end markets we serve and, in turn, drive demand for our specialized products:

•

Increasing global demand for crude oil and natural gas over the long term. The rapid development of some of the world’s most populous countries (notably, Brazil, Russia, India and China) will continue the long-term increase in global energy demand and significant investment in energy infrastructure will be required to meet that demand.

•

Conventional producing regions confronting rising depletion rates and geopolitical instability. While demand for crude oil and natural gas is expected to increase over the long-term, existing oil and natural gas production in many major producing regions is declining or is threatened by political and civil instability. This has caused oil and natural gas companies to increase exploration and development activities in deeper waters offshore and to develop unconventional reserves onshore.

•

Significant capital investment in unconventional oil and natural gas production, particularly in North America. Advances in technology and declines in conventional reserves have spurred interest in unconventional oil and natural gas deposits such as Canada’s vast oil sands and the natural gas shales in the United States. Many of these new resources exist in parts of the country that currently lack sufficient gathering, processing, treating and storage infrastructure.

•

Continuing investment in oil and natural gas transmission capacity. To meet North American energy demand, investment in the expansion of natural gas transmission capacity has increased. Numerous large scale projects are being undertaken across the continent in order to transport natural gas from isolated producing regions to markets that face short supply. The existing pipeline network is also aging, necessitating more maintenance and repair operations.

•

Aging global refining and processing capacity necessitating modernization, infrastructure expansion and newbuild projects. Investment in refining and processing infrastructure has been limited over the past 20 years. Significant expansion projects are in process and expected to be undertaken in the United States and major new facilities are under construction in developing markets, particularly in the Middle East, India and China. Furthermore, many existing refineries must be retrofitted in order to process heavier, sourer crude instead of the light sweet crude for which they were originally constructed.

•

Global investment in power generation capacity. As developing economies bring power to rural communities in support of their industrialization, substantial new electricity capacity is required. In addition, many developed economies continue to enact environmental regulations that will require the retirement or refurbishment of older power facilities. Due to these factors, the demand for new or replacement power generation capacity continues to increase.

Our competitive strengths

We consider the following to be our principal competitive strengths:

•

Our global distribution model. Our global distribution network enables us to provide our customers with procurement and project management services wherever they need them all around the world. We believe that we distinguish ourselves from our competitors because we have built a global platform and broad product offering that combines local knowledge and presence to meet our customers’ needs for the purchase and delivery of high-performance specialty steel products.

•

We have a knowledgeable and experienced sales force. We believe that our sales and support team has the knowledge and experience to provide valuable advisory support to our customers while meeting their product procurement requirements. In addition, many of our sales personnel have technical backgrounds and training related to our products. These specialists are skilled both in managing the intricate logistics inherent in complex projects and in anticipating and accommodating the expedited MRO requirements of our customers.

•

We have strong vendor relationships. We are a volume purchaser of specialty steel products, and we believe that we serve as a critical link between our vendors and our customers. Many of the products we supply are difficult for individual customers to purchase on a cost-effective basis directly from manufacturers since the manufacturers tend to hold limited inventories and often require large orders and lengthy lead times for new production runs. We have demonstrated to our vendors that we are a consistent, high-volume purchaser of their products and a valuable, reliable sales channel. As a result, we believe that we have developed strong, long-standing relationships and have negotiated preferred pricing and delivery terms with key vendors. We believe these relationships would be difficult for others to replicate.

•

Our senior management team is experienced and incentivized. Each member of our senior management team has more than 20 years of industry experience. In addition, many of our senior managers have experience that is specific to the relevant industries and geographies we serve and in acquiring and integrating new businesses. The compensation of our senior managers is tied to financial performance measures, which we believe aligns their interests with our shareholders. Following the closing of this offering, our senior management will own approximately     % of our common shares.

Our business strategy

We intend to continue to grow our business by utilizing the following strategies:

•

Increasing the size of our addressable market and our overall market presence. We will seek to attract new customers in the geographic areas and product markets we currently serve. We also intend to expand our overall specialty product offering and the geographic markets we serve to capture a higher portion of our customers’ overall spending on specialty products, including planned capital expenditures and ongoing MRO needs.

•

Leveraging our investment in people, locations, inventory and systems. We plan to leverage our global scale, specialty product offering, robust information systems and trained and experienced personnel to expand our business in existing, developed markets and to achieve greater penetration of emerging high-growth markets.

•

Optimizing our vendor relationships, purchasing and inventory levels. We intend to utilize our position as a leading global distributor to continue to offer our vendors a steady order-flow of specialty products, which we believe allows our vendors to optimize their production planning and encourages our vendors to give us preferred or sole channel access to their specialty products.

•

Pursuing opportunistic acquisitions, strategic investments, specialty product additions and global expansion. We will continue to seek opportunities to strengthen our platform through selective acquisitions, strategic investments and specialty product additions. We also intend to selectively expand existing offices and establish additional offices, particularly in Asia and South America, to facilitate our expansion into and servicing of emerging markets.

Our history and formation

Through our predecessor companies, we have been in the business of distributing specialty steel products for more than 30 years. In February 2005, certain funds, which we refer to collectively as “Fund III,” managed by Jefferies Capital Partners, which we refer to as “JCP,” and certain members of our management acquired one of our predecessors, Edgen Corporation. We refer to this transaction as the “Buy-out Transaction.” We significantly expanded our presence in Canada in July 2005 through the acquisition of Western Flow Products, Inc., a specialty steel distributor in Alberta. We formed a holding company, Edgen/Murray L.P., to effect the December 16, 2005 acquisition of UK-based Murray International Metals Limited, a leading global distributor of high-grade steel products primarily to the offshore oil and natural gas industry. This acquisition, which we refer to as the “MIM Acquisition,” gave us an enhanced global presence and eventually led us to change our name to Edgen Murray. The MIM Acquisition was facilitated through our UK subsidiary, Pipe Acquisition Limited.

In May 2007, Edgen Murray II, L.P., a newly formed holding company, acquired our business in a transaction led by certain funds, which we refer to collectively as “Fund IV.” Although the funds comprising Fund IV are also managed by JCP, they are not the same as the funds comprising Fund III that led the Buy-out Transaction. We refer to this transaction and the concurrent refinancing of our senior indebtedness as the “Recapitalization Transaction.” In conjunction with the Recapitalization Transaction, we acquired the high performance steel plate distribution business of Petro Steel International, L.P. and Petro Steel International, LLC, which we refer to as “PetroSteel.” The PetroSteel acquisition allowed us to fill out the uppermost ranges of our steel plate product line. Subsequently, in August 2007, we acquired Equipment Valve & Supply, Inc., which we refer to as “EVS,” to further expand our product line into the specialty valve business.

Edgen Murray Limited was incorporated in August 2008 to serve as a future holding company for our non-North American subsidiaries. Edgen Murray II, L.P. transferred these subsidiaries to Edgen Murray Limited on                                 . Prior to the effectiveness of the registration statement of which this prospectus forms a part, Edgen Murray Limited will also become the holding company for our North American subsidiaries as a result of the Contribution and, as our new parent holding company, will serve as the issuer in this offering. In the Contribution, Edgen Murray II, L.P. will distribute to the partners of Edgen Murray II, L.P. the shares of Edgen Murray Limited and the shares of Edgen Murray Corporation, which is the holding company for our North American subsidiaries. The partners will then contribute the shares of Edgen Murray Corporation to Edgen Murray Limited in exchange for additional shares of Edgen Murray Limited. For each contributed share, the partners will receive                  shares of Edgen Murray Limited. As a result, the partners, including Fund IV, will receive common shares of Edgen Murray Limited representing an ownership interest in Edgen Murray Limited that is equivalent to their ownership interest in Edgen Murray II, L.P. The Contribution will be accounted for as a business combination among entities under common control and the historical carryover basis of assets and liabilities will remain unchanged. As a result, the Contribution will not have an impact on our financial position, results of operations or cash flows as of the date of the Contribution. Unless otherwise indicated, the disclosure in this prospectus gives effect to the Contribution. See “Capitalization” and “Certain relationships and related person transactions — Formation of Edgen Murray Limited and the Contribution.”

The following charts illustrate the impact of the Contribution on our organizational structure:

Jefferies & Company, Inc.

Jefferies & Company, Inc. is participating as an underwriter in this offering and will be entitled to underwriting discounts and commissions with respect to the common shares purchased by it in this offering. See “Underwriting — Discounts and expenses.” The parent company of Jefferies & Company, Inc. is Jefferies Group, Inc. (“Jefferies Group”). Mr. Brian P. Friedman, who is a director of Jefferies Group and Chairman of the Executive Committee of Jefferies & Company, Inc., is the President of the general partner of Fund IV and one of the managing members of JCP. Jefferies Group directly or indirectly has made a substantial investment in and has a substantial, non-voting economic interest in JCP and Fund IV and has guaranteed a portion of the debt provided by a third party lender to one of the funds comprising Fund IV. In addition, Jefferies Group employs and provides office space for JCP’s employees, for which JCP reimburses Jefferies Group on an annual basis. Mr. James L. Luikart is the Executive Vice President of the general partner of Fund IV, one of the managing members of JCP and a director of ours, and Mr. Nicholas Daraviras is a Managing Director of JCP and a director of ours.

As an underwriter, Jefferies & Company, Inc. has an option to buy additional common shares from the selling shareholders, including Fund IV, pursuant to the underwriters’ over-allotment option. As selling shareholders in this offering, the funds comprising Fund IV will receive the net proceeds from the offering of their shares equal to $             (assuming an initial public offering price of $             per common share, the midpoint of the range set forth on the cover page of this prospectus). See “Use of proceeds” and “Principal and selling shareholders.” Pursuant to our bye-laws and an investor rights agreement we intend to enter into prior to the closing of this offering, as long as JCP or funds managed by JCP beneficially own at least 5% of our then-outstanding common shares, JCP will be entitled to have a representative attend meetings of our board of directors as a non-voting observer. See “Certain relationships and related person transactions — Investors and Registration Rights Agreement.”

Jefferies Finance LLC and Jefferies High Yield Trading, LLC, each a joint venture owned in part by Jefferies Group, are lenders under our first lien term loan credit agreement, a portion of which will be repaid with the net proceeds to us of this offering. As a result, they will collectively receive approximately     % of the net proceeds to us of this offering. See “Use of proceeds.”

Jefferies & Company, Inc. is deemed to have a “conflict of interest” under Rule 2720 of the Conduct Rules of the Financial Industry Regulatory Authority, or FINRA, because JCP is an affiliate of Jefferies & Company, Inc. and JCP manages funds that own more than 10% of our common shares. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. That rule requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by FINRA. See “Underwriting — Relationships.”

Risk factors

Our business is subject to numerous risks as more fully described in the “Risk factors” section of this prospectus. You should carefully consider such risks, and all of the information set forth in this prospectus, before deciding to invest in our common shares.

Company information

Edgen Murray Limited is incorporated as an exempted company under Bermuda law and maintains its registered office and principal executive offices in Bermuda at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda. Our telephone number in Bermuda is (441) 295-1422.

We maintain a web site at www.edgenmurray.com. Our web site and the information contained thereon or connected thereto is not incorporated into this prospectus or the registration statement of which this prospectus forms a part. You should not rely on any such information in making your decision whether to purchase our securities.

The Offering

Offering price	$ per common share.

Common shares offered by us	common shares.

Common shares offered by the selling shareholders	common shares.

Common shares to be outstanding immediately after this offering (1)	common shares.

Listing	We have applied to list our common shares on the NYSE under the symbol “EMY.” The common shares will not be listed on any other exchange or traded on any other automated quotation system.

Option to purchase additional common shares	Certain of our shareholders have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an additional common shares. See “Underwriting” for more information.

Use of proceeds	We estimate that the net proceeds we will receive from this offering will be approximately $ million, after deducting the underwriting discount and commissions and the estimated offering fees and expenses payable by us and assuming an initial public offering price of $ per common share, which is the mid-point of the range set forth on the cover page of this prospectus. We intend to use such net proceeds to repay a portion of our first lien term loans. See “Use of proceeds” for additional information. We will not receive any of the proceeds from the sale of our common shares by the selling shareholders, a group which includes certain of our officers and directors and affiliates of Jefferies & Company, Inc., an underwriter in this offering. See “Underwriting — Relationships.”

(1)	Excludes shares issuable upon exercise of options to purchase our common shares that are currently outstanding.

Summary historical consolidated and

unaudited pro forma condensed combined financial information

Background

Edgen Murray Limited was incorporated in August 2008 to serve as a future holding company for our non-North American subsidiaries. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Edgen Murray Limited will also become the holding company for our North American subsidiaries as a result of the Contribution and, as our new parent holding company, will serve as the issuer in this offering. As a result, the historical financial information included in this prospectus represents the consolidated financial statements of our current parent holding company, Edgen Murray II, L.P., and its wholly-owned subsidiaries. See “Certain relationships and related person transactions — Formation of Edgen Murray Limited and the Contribution.”

In reviewing the financial information presented below and elsewhere in this prospectus, you should consider that the comparability of this information from period to period may be affected by the transactions we have undertaken in these periods and the accounting treatment for those transactions, as more fully described in “Selected historical consolidated financial information of Edgen Murray II, L.P.” and “Unaudited pro forma condensed combined financial information.” For example, we applied fair value purchase accounting to the Buy-out Transaction, the MIM Acquisition and the PetroSteel and EVS acquisitions, with the assets acquired and liabilities assumed, including goodwill and other intangibles, recorded at their respective fair values as of each acquisition date. The Recapitalization Transaction, however, was accounted for as a business combination of entities under common control for financial reporting purposes because the same principals of JCP controlled both Edgen/Murray, L.P. and Edgen Murray II, L.P. Accordingly, we maintained the historical carryover basis of the acquired assets and assumed liabilities rather than recording them at their respective fair values as of the acquisition date. See “Certain relationships and related person transactions — Recapitalization Transaction.”

Summary historical consolidated financial information

Our summary historical consolidated statement of operations, cash flow and other financial data for the years ended December 31, 2006, 2007 and 2008, and our summary historical consolidated balance sheet data as of December 31, 2007 and 2008, are derived from our audited consolidated financial statements included elsewhere in this prospectus.

Historical results are not necessarily indicative of future performance or results of operations, and results for any interim period are not necessarily indicative of the results that may be expected for a full year.

Summary unaudited pro forma condensed combined financial information

Our summary unaudited pro forma condensed combined financial information for the year ended December 31, 2008 has been prepared to give pro forma effect to the following transactions as if they had occurred on January 1, 2008, the beginning of our 2008 fiscal year:

•	the Contribution; and

•

the issuance of              common shares in this offering and the repayment of $             million of our first lien term loans with the expected net proceeds to us (assuming an initial public offering price of $             per common share, which is the midpoint of the range set forth on the cover page of this prospectus).

The summary unaudited pro forma condensed combined financial information presented below is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions described above actually been consummated on the dates indicated and does not purport to be indicative of balance sheet data or results of operations as of any future date or for any future period.

The summary historical consolidated and unaudited pro forma condensed combined financial information presented below presents portions of our financial statements and is not complete. You should read this information in conjunction with, and it is qualified in its entirety by reference to, the sections in this prospectus entitled “Selected historical consolidated financial information of Edgen Murray II, L.P.,” “Unaudited pro forma condensed combined financial information” and “Management’s discussion and analysis of financial condition and results of operations” and our audited consolidated financial statements and the related notes thereto contained elsewhere in this prospectus.

The following tables set forth, for the periods and dates indicated, our summary historical consolidated and unaudited pro forma condensed combined financial information.

	Historical			Pro forma
(dollars in thousands)	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2008
Statement of operations:
Sales	$686,937	$917,657	$1,265,615	$1,265,615
Operating expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	548,744	748,722	997,940	997,940
Selling, general and administrative expense (1)	60,292	68,310	90,823	90,823
Depreciation and amortization expense	21,051	22,570	22,559	22,559

Total operating expenses	630,087	839,602	1,111,322	1,111,322
Income (loss) from operations	56,850	78,055	154,293	154,293
Other income (expense) (2)	13,345	3,176	(902)	(902)
Loss on prepayment of debt	—	(31,385)	—
Interest expense, net	(33,822)	(48,301)	(45,040)

Income (loss) from continuing operations before income tax expense (benefit)	36,373	1,545	108,351
Income tax expense (benefit)	12,891	(1,370)	35,124

Income (loss) from continuing operations	23,482	2,915	73,227
Preferred interest and dividend requirement	(4,349)	(1,656)	—

Net income (loss) applicable to common unitholders/ shareholders	$19,133	$1,259	$73,227

Basic earnings per share (3)

Diluted earnings per share (3)

Other financial data:
Total capital expenditures	$2,023	$5,529	$8,440	$8,440

	Historical			Pro forma
(dollars in thousands)	As of December 31, 2006	As of December 31, 2007	As of December 31, 2008	As of December 31, 2008 (4)
Balance sheet data:
Cash and cash equivalents	$15,858	$48,457	$41,708
Working capital	189,384	296,190	309,569
Net property, plant and equipment	41,116	43,530	42,703
Total assets	545,760	709,554	742,086
Long-term debt and capital leases	286,546	575,856	518,013
Total partners’ capital (deficit) (5)	98,174	(68,486)	(36,539)

(1)	Selling, general and administrative expense includes $2.5 million in Recapitalization Transaction related expenses and $2.0 million of compensation expense related to a one-time equity grant for the year ended December 31, 2007.

(2)	Other income (expense) for the year ended December 31, 2006 includes $13.2 million in foreign exchange gain on US dollar denominated debt held at our UK subsidiary with a functional currency of UK pounds.

(3)	In “Selected historical consolidated financial information of Edgen Murray II, L.P.” and our consolidated financial statements, to present per share/unit data for periods after January 31, 2005 and prior to the formation of Edgen Murray II, L.P. we convert the number of shares/units outstanding for the applicable period into an equivalent number of Edgen Murray II, L.P. common partnership units. Upon the Contribution, our capitalization will change as a result of Edgen Murray Limited becoming our parent holding company and these per share/unit data will not be comparable. Therefore, for comparison purposes, to present the per share data in this summary table for each respective period, we convert the number of shares/units outstanding for the applicable period into an equivalent number of Edgen Murray II, L.P. common partnership units and then convert such number of Edgen Murray II, L.P. common partnership units into an equivalent number of Edgen Murray Limited common shares using a ratio of common partnership units to common shares. Using this ratio, weighted average common shares/units reflects the effect of shares to be issued in connection with the Contribution. This ratio reflects that, as a result of the Contribution, the partners of Edgen Murray II, L.P. will receive common shares of Edgen Murray Limited representing an ownership interest in Edgen Murray Limited that is equivalent to their ownership interest in Edgen Murray II, L.P.

(4)	The pro forma balance sheet data as of December 31, 2008 gives effect to the Contribution, this offering and the repayment of $ million of our first lien term loans with the expected net proceeds to us, assuming an initial public offering price of $ per common share (which is the midpoint of the range set forth on the cover page of this prospectus). A $1.00 increase (decrease) in such assumed initial public offering price would increase (decrease) total partners’ capital (deficit) by $ million, assuming the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and commissions and estimated fees and expenses of this offering. See “Use of proceeds.”

(5)	Total partners’ capital (deficit) as of December 31, 2007 and 2008 reflects reductions in partners’ capital in connection with the Recapitalization Transaction on May 11, 2007. Because the same principals of JCP controlled both Edgen/Murray, L.P. and Edgen Murray II, L.P., the entities were considered to be under common control for financial reporting purposes. As a result, fair value purchase accounting has not been applied, which means that we have not recorded the fair value of the acquired assets and assumed liabilities, including goodwill and other intangibles, at the date of the Recapitalization Transaction. Instead, we have maintained the historical carryover basis of the acquired assets and assumed liabilities in accordance with Financial Accounting Standards Board’s Statement of Financial Accounting Standard No. 141, Business Combinations (“SFAS 141”), and we have recorded the purchase by Edgen Murray II, L.P. of the interests held by the partners of Edgen/Murray, L.P. as a distribution in the statement of partners’ capital (deficit). This has resulted in a negative balance for total partners’ capital (deficit).

Risk factors

An investment in our common shares involves a significant degree of risk, including the risks described below. You should carefully consider the following risk factors and the other information in this prospectus before deciding to invest in our common shares. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks relating to our business

Volatility in the global energy infrastructure market, and in particular oil and natural gas prices and refining margins and the decline in oil and natural gas prices from recent historical highs, could reduce demand for our products, which could cause our sales to decrease.

Proceeds from the sale of products to the global energy infrastructure market constitute a significant portion of our sales. As a result, we depend upon the global energy infrastructure market, and in particular the oil and natural gas and refining industries, and upon the ability and willingness of industry participants to make capital expenditures to explore for, develop and produce, transport, process and refine oil and natural gas. The industry’s willingness to make these expenditures depends largely upon the availability of attractive drilling prospects and the prevailing view of future oil and natural gas prices and refinery margins and general economic conditions. Until recently, oil and natural gas prices have been at historic highs, which has led to increased capital expenditures by industry participants. Lower oil and natural gas prices may diminish expenditures for energy infrastructure and the demand for our steel products. Many factors affect the supply and demand for oil and natural gas and refined products and, therefore, influence our product prices, including:

•	the level of domestic and worldwide oil and natural gas production;

•	the level of domestic and worldwide supplies of, and demand for, oil, natural gas and refined products;

•	the expected cost of delivery of oil, natural gas and refined products;

•	the availability of attractive oil and natural gas fields for production, which may be affected by governmental action or environmental policy and which may restrict drilling prospects;

•	domestic and worldwide refinery overcapacity or undercapacity and utilization rates;

•	changes in the cost or availability of transportation infrastructure;

•	levels of drilling activity;

•	national, governmental and other political requirements, including the ability of the Organization of the Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and pricing;

•	the impact of political instability, terrorist activities or armed hostilities involving one or more oil and natural gas producing nations;

•	pricing and other actions taken by competitors that impact the market;

•	the failure to implement planned capital projects successfully or to realize the benefits expected for those projects;

•	changes in fuel specifications required by environmental and other laws, particularly with respect to oxygenates and sulfur content;

•	the cost of developing alternative energy sources;

•	domestic and foreign governmental regulations, especially environmental regulations, trade laws, commodities and derivatives trading regulations and tax policies;

•	the overall global economic environment; and

•	natural disasters, including hurricanes and other weather-related events.

Oil and natural gas prices and processing and refining margins have been and are expected to remain volatile. This volatility may cause our customers to change their strategies and expenditure levels. We have experienced in the past, and we may experience in the future, significant fluctuations in operating results based on these changes. In particular, such volatility in the oil, natural gas and refined products margins and markets more generally could adversely affect our business, consolidated financial condition, results of operations and liquidity.

The prices we pay and charge for steel products, and the availability of steel products, may fluctuate due to a number of factors beyond our control, which could adversely affect our profit margins and operating results.

We purchase large quantities of steel products from our vendors. The prices we pay our vendors for these products, the prices we charge our customers for these products and the availability of these products may change depending on many factors outside of our control, including general global economic conditions, competition, consolidation of steel producers, cost and availability of raw materials (such as iron ore, coking coal and steel scrap) necessary to produce steel, production levels, labor costs, freight and shipping costs, import duties, tariffs and other trade restrictions, currency fluctuations and surcharges imposed by our vendors. If steel prices increase between the time we order steel products and the time of delivery of such products to us, our vendors may increase prices and impose surcharges on the ordered products. We seek to maintain our profit margins by attempting to increase the price of our products in response to increases in the prices we pay for our products. Demand for our products, the actions of our competitors, and other factors largely out of our control will influence whether, and to what extent, we can pass such steel cost increases and surcharges on to our customers. If we are unable to pass on higher costs to our customers, or if we are unable to do so in a timely manner, our business, financial condition, results of operations and liquidity could be materially affected. Alternatively, if the price of steel decreases significantly, we may have to reduce our product pricing. This may require us to write-down the value of inventory on hand that we purchased prior to the steel price decreases and could have a material adverse effect on our business, financial condition, results of operations and liquidity. For example, we had an inventory write-down of $6.8 million for the year ended December 31, 2008 related to pricing changes in the latter part of 2008, and the availability of certain products in some of the markets we serve including the U.S. and Middle East. In addition, our business, financial condition, results of operations and liquidity could be materially affected if our supply of products is delayed or curtailed due to any of the above factors.

We maintain an inventory of products for which we do not have firm customer orders, which could adversely affect our profit margins and operating results if prices or volumes decline.

Because we maintain substantial inventories of specialty steel products for which we do not have firm customer orders, there is a risk that we will be unable to sell our existing inventory at the volumes and prices we expect. For example, the value of our inventory could decline if the sales prices we are able to charge our customers decline. In that case, we may experience reduced margins or losses as we dispose of higher-cost products at reduced market prices.

As a distributor, our profitability, margins and cash flows can also be negatively affected by our inability to sell our inventory in a timely manner. Although we stock inventory based on historical usage patterns and expected demand, market conditions and/or inventory mix may affect the demand for our products. If we are unable to sell our inventory in a timely manner, we may incur costs, such as maintenance and storage costs and property taxes that may reduce our profitability, and we may be required to write-down the value of our slow moving inventory.

We rely upon our steel vendors to meet the required specifications of the steel we purchase from them and we may have unreimbursed losses arising from our vendors’ failure to meet such specifications.

We rely on our vendors to provide mill certifications that attest to the specifications and physical and chemical properties of the steel products purchased for resale, and generally, we do not undertake independent testing of such steel. We generally rely on our customers or assigned third party inspection services to notify us of any steel that does not conform to the specifications certified by the mill. We may be subject to customer claims and other damages in the event that steel purchased from our vendors is deemed not to meet quality specifications. Such damages could exceed any amounts that we are able to recover from our vendors or under our insurance policies.

Our business is sensitive to economic downturns, which could adversely affect our revenues, profitability and cash flows.

Aspects of our business, including demand for our products, are dependent on, among other things, the state of the global economy. Our business may be affected by the recent global economic downturn, including in the following ways:

•	Our customers may reduce or eliminate capital expenditures as a result of reduced demand from their customers.

•

Our customers may not be able to obtain sufficient funding for their capital projects at a reasonable cost as a result of tightening credit markets, which may result in delayed and/or cancelled projects and/or maintenance expenditures.

•	Our customers may not be able to make their payments to us in a timely manner or at all as a result of declines in their cash flows or available credit.

•	We may experience supply shortages for certain products if our vendors reduce production as a result of reduced demand for their products.

•	We may experience tighter credit terms from our vendors, which could increase our working capital needs and potentially reduce our liquidity.

•	The value of our inventory could decline if the sales prices we are able to charge our customers decline.

As a result of these and other factors, economic downturns such as the one we are currently experiencing may adversely affect our revenues, profitability and cash flows.

Loss of key vendors or reduced product availability could decrease our sales and earnings.

For the year ended December 31, 2008, our ten largest vendors accounted for approximately 44% of our total purchases and our single largest vendor accounted for approximately 10% of our total purchases. Consistent with industry practice, we do not have contracts with most of our vendors. Therefore, most of our vendors have the ability to terminate their relationships with us at any time. The loss of any of these vendors could result in a decrease in our sales, operating results and earnings by decreasing the availability, and/or increasing the prices, of products we distribute. This could limit our ability to satisfy our customers’ product needs. Reduced product availability could also put us at a competitive disadvantage.

Significant competition from a number of companies could reduce our market share and have an adverse effect on our selling prices and sales volume.

We operate in a highly competitive industry and compete against a number of companies, some of which have significantly greater financial, technological and marketing resources than we do. We believe that our ability to compete depends on having access to a broad range of high-performance specialty products, ability to deliver on a quick-response basis or in our customers’ desired timeframe, competitive pricing and superior customer service and support. We may be unable to compete successfully with respect to these or other factors. If we are unsuccessful, we could lose market share to our competitors. Moreover, actions by our competitors could have an adverse effect on our selling prices and sales volume. To compete for customers, we may lower prices or offer increased services at a higher cost to us, which could reduce our sales and earnings.

The development of alternatives to steel product distributors in the supply chain in the industries in which we operate could cause a decrease in our sales and operating results and limit our ability to grow our business.

If our customers were to decide to develop the capability to purchase products directly from manufacturers, it could negatively affect our sales and earnings. Our vendors also could expand their own local sales force and inventory stocking capabilities and sell more products directly to our customers. Customers could purchase from our vendors directly in situations where large orders are being placed and where inventory and logistics support planning are not necessary to the delivery. These or other actions that remove us from, or limit our role in, the distribution chain, may harm our competitive position in the marketplace and reduce our sales and earnings.

Increases in customer, manufacturer and distributor inventory levels could reduce our sales and profit.

Customer, manufacturer and distributor inventory levels of specialty steel pipe, pipe components and high-grade structural steel products can change significantly from period to period. Increases in our customers’ inventory levels could cause customers to utilize existing inventory rather than purchase new products through us. Such a reduction in purchases by our customers would likely reduce our sales volume and overall profitability.

Increased inventory levels by manufacturers or other distributors could cause an oversupply of steel products in our markets and could reduce the prices that we are able to charge for our products. Reduced prices, in turn, would likely reduce our margins and overall profitability.

We rely on our information technology systems to manage numerous aspects of our business and customer and vendor relationships and a disruption of these systems could adversely affect our business.

We depend on our information technology (IT) systems to manage numerous aspects of our business transactions and provide analytical information to management. Our IT systems allow us to efficiently purchase products from our vendors, ship products to our customers on a timely basis, maintain cost-effective operations and provide superior service to our customers. Our IT systems are an essential component of our business and growth strategies, and a serious disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently. These systems are vulnerable to, among other things, damage and interruption from power loss or natural disasters, computer system and network failures, loss of telecommunications services, operator negligence, physical and electronic loss of data, security breaches and computer viruses. Any disruption could cause our business and competitive position to suffer and cause our operating results to be reduced.

Loss of third-party transportation providers upon which we depend or conditions negatively affecting the transportation industry could increase our costs or cause a disruption in our operations.

We depend upon third-party transportation providers for delivery of products to our customers. Strikes, slowdowns, transportation disruptions or other conditions in the transportation industry, including shortages of truck drivers, disruptions in rail service, increases in fuel prices and adverse weather conditions, could increase our costs and disrupt our operations and our ability to service our customers on a timely basis. We cannot predict whether or to what extent recent increases or possible increases in fuel prices may impact our costs or cause a disruption in our operations going forward.

Our ten largest customers account for a substantial portion of our sales and profits, and the loss of these customers could result in materially decreased sales and profits.

Our ten largest customers accounted for approximately 26% of our overall sales for the year ended December 31, 2008. We may lose a customer for any number of reasons, including, but not limited to, as a result of a merger or acquisition, the selection of another provider of high-grade steel products, business failure or bankruptcy of the customer or dissatisfaction with our performance. Consistent with industry practice, we do not have contracts with most of our major customers. Our customers with whom we do not have contracts have the ability to terminate their relationships with us at any time. Moreover, to the extent we have contracts with our major customers, these contracts generally may be discontinued with 30 days notice by either party, are not exclusive and do not require minimum levels of purchases. We may not retain long-term relationships or secure renewals of short-term relationships with our major customers in the future.

Changes in the payment terms we receive from our vendors could have a material adverse effect on our liquidity.

The payment terms we receive from our vendors are dependent on several factors, including, but not limited to, our payment history with the vendor, the vendor’s credit granting policies, contractual provisions, our credit profile, industry conditions, our recent operating results, financial position and cash flows and the vendor’s ability to obtain credit insurance on amounts that we owe them. Adverse changes in any of these factors, certain of which may not be wholly in our control, may induce our vendors to shorten the payment terms of their invoices, particularly given our high level of outstanding indebtedness. Given the large amounts and volume of our purchases from vendors, a change in payment terms may have a material adverse effect on our liquidity and our ability to make payments to our vendors, and consequently may have a material adverse effect on our business, results of operations and financial condition.

We may need additional capital in the future and it may not be available on acceptable terms.

We may require more capital in the future to:

•	fund our operations;

•	finance investments in equipment and infrastructure needed to maintain and expand our distribution capabilities;

•	enhance and expand the range of products we offer;

•	respond to potential strategic opportunities, such as investments, acquisitions and expansion; and

•	pay down our debt.

We cannot assure you that additional financing will be available on terms favorable to us, or at all. The terms of available financing may place limits on our financial and operating flexibility. If adequate funds are not available on acceptable terms, we may be forced to reduce our operations or delay, limit or abandon expansion opportunities. Moreover, even if we are able to continue our operations, the failure to obtain additional financing could reduce our competitiveness.

We are a holding company with no revenue generating operations of our own. We depend on the performance of our subsidiaries and their ability to make distributions to us.

We are a holding company with no business operations, sources of income or assets of our own other than our ownership interests in our subsidiaries. Because all our operations are conducted by our subsidiaries, our cash flow and our ability to repay debt that we may incur after this offering and our ability to pay dividends to our shareholders are dependent upon cash dividends and distributions or other transfers from our subsidiaries. Payment of dividends, distributions, loans or advances by our subsidiaries to us are subject to restrictions imposed by our revolving credit agreement and our first and second lien term loans. Our revolving credit agreement also limits our ability to allocate cash flow or resources from Edgen Murray Corporation and its related group of subsidiaries to Edgen Murray Cayman Corporation and its related group of subsidiaries and vice versa. See “Management’s discussion and analysis of financial conditions and results of operations — Liquidity and capital resources — Debt”. In addition, payments or distributions from our subsidiaries could be subject to restrictions on dividends or repatriation of earnings, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate. In particular, Edgen Murray Europe Limited, our principal UK subsidiary, may under English law only pay dividends out of distributable profits.

Our subsidiaries are separate and distinct legal entities. Any right that we have to receive any assets of or distributions from any of our subsidiaries upon the bankruptcy, dissolution, liquidation or reorganization of any such subsidiary, or to realize proceeds from the sale of their assets, will be junior to the claims of that subsidiary’s creditors, including trade creditors and holders of debt issued by that subsidiary.

We have substantial indebtedness and may be unable to service our debt. Our substantial indebtedness could adversely affect our financial position, limit our available cash and our access to additional capital and prevent us from growing our business.

We have a substantial amount of indebtedness. As of December 31, 2008, our total indebtedness, including capital leases, was approximately $518.0 million. If additional indebtedness is incurred, the risks described below could increase. The level of our indebtedness could have important consequences to us, including the following:

•	a substantial portion of our cash flow from operations will be dedicated to debt service and may not be available for other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•

limiting our ability to obtain financing in the future for working capital, capital expenditures and general company purposes, including acquisitions, and impeding our ability to secure favorable lease terms;

•	making us more vulnerable to economic downturns and limiting our ability to withstand competitive pressures; and

•	placing us at a competitive disadvantage compared to our competitors with less indebtedness.

In addition, we are subject to covenants contained in agreements governing our indebtedness. These covenants include limitations on the incurrence of additional indebtedness and liens, the payment of dividends and distributions, the making of investments, loans and advances, transactions with affiliates and mergers and the sale of assets. They also include a maximum leverage ratio and, under certain circumstances, a fixed charge coverage ratio that we must satisfy each quarter. The maximum leverage ratio was 5.50 to 1.00 through September 30, 2008 and is 5.00 to 1.00 through September 30, 2009 and 4.50 to 1.00 thereafter. For this purpose, the leverage ratio is defined as the ratio of net debt (total debt less cash on hand) to earnings before interest, depreciation and amortization, and income taxes, subject to certain specific adjustments. As of December 31, 2008, we were in compliance with these covenants since our leverage ratio was 2.57 and the fixed charge coverage ratio did not apply. Any failure to comply with these covenants could result in a default. Upon a default, unless waived, the applicable lenders would have all remedies available to a secured lender, and could elect to terminate their commitments, cease making further loans, institute foreclosure proceedings against our assets and force us into bankruptcy or liquidation. In addition, a default under one of our debt agreements could trigger cross defaults under other agreements and may permit acceleration of our other indebtedness. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all. See “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources — Debt.”

Some of our indebtedness is subject to floating interest rates, which would result in our interest expense increasing if interest rates rise.

Borrowings under our revolving credit agreement and first and second lien term loans bear interest at variable rates. Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense and reducing funds available for operations or other purposes. Based on the amount of variable rate debt outstanding as of December 31, 2008 of $             million, as adjusted to reflect the application of the expected net proceeds to us from this offering to repay a portion of our first lien term loans, a hypothetical 1% increase in variable interest rates would increase our annual interest expense by $             million. The actual effect of a 1% increase could be more or less depending upon the actual amount of debt outstanding at the time. Accordingly, we may experience economic losses and a negative impact on earnings as a result of interest rate fluctuations. Although we may use derivative instruments from time to time to reduce our exposure to interest rate fluctuations in some cases, we may not elect or have the ability to implement hedges or, if we do implement them, they may not achieve the desired effect. See “Management’s discussion and analysis of financial condition and results of operations — Quantitative and qualitative disclosures about market risk” and “Use of proceeds.”

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control. An inability to service our indebtedness could lead to a default under our credit facilities, which may result in an acceleration of our indebtedness.

To service our indebtedness, we will require a significant amount of cash. Our ability to pay interest and principal on our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance and the availability of refinancing indebtedness, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control. Our first lien term loans require quarterly principal payments of 0.25% of the original $425 million principal amount. Our first and second lien term loans require mandatory annual principal prepayments from excess cash flow for the previous fiscal year, as defined by the term loan agreements, if our leverage ratio exceeds 3.50 to 1.00 as of the end of such previous fiscal year. As of December 31, 2008, our leverage ratio was 2.57 to 1.00.

Our future cash flow may not be sufficient to meet our obligations and commitments. If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness and to meet our other commitments, we will be required to adopt one or more alternatives, such as refinancing or restructuring our indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. These actions may not be effected on a timely basis or on satisfactory terms or at all, and these actions may not enable us to continue to satisfy our capital requirements. In addition, our existing or future debt agreements may contain restrictive covenants prohibiting us from adopting any of these alternatives. Our failure to comply with these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness. See “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources” and “Use of Proceeds.”

The agreements governing our indebtedness restrict our ability to engage in certain business transactions.

The agreements governing our indebtedness restrict our ability to, among other things, engage in the following actions, subject to limited exceptions:

•	incur or guarantee additional debt;

•	declare or pay dividends to holders of our common shares;

•	make investments;

•	incur liens or permit them to exist;

•	enter into transactions with affiliates;

•	make material changes in the nature or conduct of our business;

•	merge or consolidate with, or sell substantially all of our assets to, other companies;

•	make capital expenditures; and

•	transfer or sell assets.

Our credit agreements also contain other covenants that are typical for credit agreements of their size, type and tenor, such as requirements that we meet a maximum leverage ratio and, under certain circumstances, a fixed charge coverage ratio. Our ability to make additional borrowings under our revolving credit agreement depends upon satisfaction of these covenants. Our ability to comply with these covenants and requirements may be affected by events beyond our control.

Our failure to comply with obligations under our credit facilities could result in an event of default under the facilities. A default, if not cured or waived, could prohibit us from obtaining further loans under our credit facilities and permit our lenders to accelerate payment of their loans. If our indebtedness is accelerated, we cannot be certain that we will have funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all. If we could not repay or refinance the accelerated indebtedness, we could be insolvent and could seek to file for bankruptcy protection. Any such default, acceleration or insolvency would likely have a material adverse effect on the market value of our common shares.

Anti-takeover provisions in our organizational documents and under Bermuda law could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management.

Provisions in our bye-laws that will become effective upon the completion of this offering may delay or prevent an acquisition of us or a change in our management. In addition, by making it more difficult for shareholders to replace members of our board of directors, these provisions also may frustrate or prevent any attempts by our shareholders to replace or remove our current management because our board of directors is responsible for appointing the members of our management team. These provisions include:

•

the ability of our board of directors to issue undesignated shares without shareholder approval, which could be used to institute a “poison pill” that would work to dilute the share ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors;

•	a classified board of directors;

•	limitations on the removal of directors and the filling of vacancies on the board of directors;

•	prohibition of shareholder action by written consent;

•	advance notice requirements for director nominations and other shareholder proposals; and

•	supermajority voting requirements for amendments to our bye-laws and in respect of certain business combinations.

In addition, the foregoing factors may prevent or delay our acquisition by a third party, even though such transaction may be in the best interests of our shareholders. See “Description of our share capital—Anti-takeover provisions of our memorandum of association, our bye-laws and Bermuda law.”

Concentration of ownership among our existing executives, directors and principal shareholders may prevent new investors from influencing significant corporate decisions.

After giving effect to the completion of the Contribution and this offering, funds managed by JCP will beneficially own approximately     % of our outstanding common shares and our executives, directors and principal shareholders will beneficially own, in the aggregate, approximately     % of our outstanding common shares. In addition, JCP will be entitled to have a representative attend meetings of our board of directors as a non-voting observer so long as certain ownership thresholds are met. Accordingly, these shareholders may be able to exercise influence over our business policies and affairs, including the composition of our board of directors and any action requiring the approval of our shareholders, such as the adoption of amendments to our memorandum of association and the approval of mergers, sales of substantially all of our assets and other significant transactions. We do not expect that there will be any agreement among the funds managed by JCP and the executives, directors and principal shareholders to vote their shares in any particular manner. However, this concentration of ownership may limit your ability to influence corporate actions. The concentration of ownership may also delay, defer or even prevent a change in control of our company and may make some transactions more difficult or impossible without the support of these shareholders. We cannot assure you that the interests of these shareholders will not conflict with your interests. For additional information regarding the share ownership of, and our relationships with, the shareholders, you should read the information under the headings “Principal and selling shareholders” and “Certain relationships and related person transactions.”

Risks generally associated with acquisitions, including identifying and integrating future acquisitions, could adversely affect our business.

A key element of our growth strategy has been and is expected to continue to be the pursuit of acquisitions of other businesses that either expand or complement our global platform. We cannot assure you, however, that we will be able to identify additional acquisitions or that we would realize any anticipated benefits from such acquisitions. Integrating businesses involves a number of special risks, including the possibility that management may be distracted from regular business concerns by the need to integrate operations, unforeseen difficulties in integrating operations and systems, problems concerning assimilating and retaining the employees of the acquired business, accounting issues that arise in connection with the acquisition, challenges in retaining customers and potentially adverse short-term effects on operating results. Acquired businesses may require a greater amount of capital, infrastructure or other spending than we anticipate. In addition, we may incur debt to finance future acquisitions, which could increase our leverage. We cannot assure you that we will be successful in consummating future acquisitions on favorable terms, if at all. If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, our growth strategy could be adversely impacted.

War, other armed conflicts or terrorist attacks could result in a material adverse effect on our business.

The continuing unrest in Iraq, tension with regard to North Korea and Iran, as well as terrorist attacks have significantly increased political and economic instability in some of the geographic areas in which we operate and could spread to other such areas. Our operations in the Middle East could be adversely affected by post-war conditions in Iraq if armed hostilities, acts of terrorism or other unrest persist. Acts of terrorism and threats of armed conflict elsewhere in the Middle East and in or around various other areas in which we operate, such as the Caspian

Sea region, West Africa, Latin America and Southeast Asia, could also limit or disrupt our markets and operations. Further hostilities or additional acts of terrorism in these regions could result in the evacuation of personnel, cancellation of contracts or the loss of personnel or assets. Armed conflicts, terrorism and their effects on us or our markets could significantly affect our business in the future.

Disruptions in the political and economic conditions of the countries in which we operate could adversely affect our business.

Our operations are subject to the following risks, among others, associated with the political and economic conditions of the countries in which we operate:

•	foreign currency fluctuations and devaluations;

•	local economic conditions;

•	restrictions on currency repatriation;

•	restrictions on access to markets for periods of time;

•	political instability;

•	unfavorable government policies disrupting purchasing and distribution capabilities;

•	war and civil disturbances; and

•	terrorist attacks.

With respect to our potential exposure to foreign currency fluctuations, as of and for the year ended December 31, 2008, approximately 12% of our revenues and 13% of our total assets were denominated in UK pounds, our functional currency in the United Kingdom. As a result, a material decrease in the value of the UK pound relative to the US dollar may negatively impact our revenues, cash flows and net income. Each one percentage point change in the value of the UK pound relative to the US dollar for the year ended December 31, 2008 would have impacted our revenues by approximately $1.5 million.

Although we are not subject to currency controls in the countries where we currently operate, any future currency controls implemented by local monetary authorities in these countries could affect our business or financial results.

We are also subject to other risks, including foreign monetary and tax policies, expropriation, nationalization and nullification or modification of contracts. Additionally, our ability to compete in international markets may be adversely affected by foreign governmental regulations that favor or require the awarding of contracts to local contractors or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Furthermore, our subsidiaries may face governmentally imposed restrictions from time to time on their ability to transfer funds to us.

Hurricanes or other adverse weather events could negatively affect our local economies or disrupt our operations, which could have an adverse effect on our business or results of operations.

Our market areas in the southeastern United States are susceptible to hurricanes. Similarly our market areas in the Asia/Pacific geographic market are susceptible to tropical storms, also known as typhoons. Such weather events can disrupt our operations, result in damage to our properties and negatively affect the local economies in which we operate. Additionally, we may experience communication disruptions with our customers, vendors and employees. In 2008 and 2005, Hurricanes Gustav, Ike, Katrina and Rita struck the Gulf Coast of Louisiana, Mississippi, Alabama and Texas and caused extensive and catastrophic physical damage to those market areas. As a result of Hurricanes Katrina and Rita, our Louisiana and Texas locations sustained minor physical damage and were closed for a minimal number of days to secure our employees. Additionally, our sales order backlog and shipments experienced a temporary decline immediately following the hurricanes.

We cannot predict whether, or to what extent, damage caused by future hurricanes and tropical storms will affect our operations or the economies in those market areas. Such weather events could result in a disruption of our purchasing and distribution capabilities, an interruption of our business that exceeds our insurance coverage, our inability to collect from customers and increased operating costs. Our business or results of operations may be adversely affected by these and other negative effects of hurricanes or other adverse weather events.

If we are unable to retain our key management personnel, our growth and future success may be impaired and our financial condition could suffer as a result.

Our success depends to a significant degree upon the continued contributions of senior management, certain of whom would be difficult to replace. The departure of any of the members of our senior management could have a material adverse effect on our business, financial condition or results of operations. We do not maintain key-man life insurance on any of the members of our senior management. We cannot assure you that the services of our senior management will continue to be available to us. For additional information regarding our management, see “Management.”

We might be unable to employ and retain a sufficient number of sales and customer service personnel.

Many of our customers require products that are complex, highly engineered or able to perform in harsh conditions. We believe that our success depends upon our ability to employ and retain qualified sales and service personnel with the ability to understand our products and provide tailored product solutions to our customer base. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay or both. If either of these events were to occur, our cost structure could increase and our growth potential could be impaired.

We are subject to environmental laws and regulations relating to hazardous materials, substances and waste used in or resulting from our operations. Liabilities or claims with respect to environmental matters could have a significant negative impact on our business.

As with other companies engaged in like businesses, the nature of our operations exposes us to the risk of liabilities or claims with respect to environmental matters, including those relating to the disposal and release of hazardous substances. Such liabilities or claims, if incurred, could be material. Environmental regulations are comprehensive, complex and frequently changing. Some of these laws and regulations are subject to varying and conflicting interpretations. We also may be subject from time to time to administrative or judicial proceedings or investigations brought by private parties or government agencies with respect to environmental matters. Failure to comply with environmental laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of cleanup and site restoration costs and liens, and issuance of injunctions to limit or cease operations. In addition, claims for damages to persons or property may result from environmental and other impacts of our operations

We are subject to various employee safety and health regulations, which could subject us to significant liabilities and compliance expenditures.

Our operations are governed by laws and regulations relating to workplace safety and worker health which, among other things, regulate employee exposure to hazardous chemicals in the workplace. Employee safety and health regulations are comprehensive, complex and frequently changing. Some of these laws and regulations are subject to varying and conflicting interpretations. We may be subject from time to time to administrative or judicial proceedings or investigations brought by private parties or government agencies with respect to employee safety and health issues.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and related rules of the SEC and the NYSE regulate corporate governance practices of public companies. We expect that compliance with these public company requirements will increase our costs and make some activities more time consuming. For example, we will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements. We also expect that it could be difficult and will be significantly more expensive to obtain directors’ and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. Advocacy efforts by shareholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to opine as to the effectiveness of our internal controls over financial reporting, which could have a significant and adverse effect on our business and reputation.

We are evaluating our internal controls over financial reporting in order to allow management to report on, and our independent registered public accounting firm to attest to, the design and operational effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and rules and regulations of the SEC thereunder, which we refer to as “Section 404.” We are in the process of documenting and initiating tests of our internal control procedures in order to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We expect that we will be required to comply with the requirements of Section 404 for our          fiscal year. In addition, if we fail to achieve and maintain the adequacy of our internal controls over financial reporting, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm will not be able to opine as to the effectiveness of our internal control over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations.

We could be subject to personal injury, property damage, product liability and environmental claims involving allegedly defective products that we distribute.

The products we distribute are often used in potentially hazardous applications that could result in death, personal injury, property damage, environmental damage, loss of production, punitive damages and consequential damages. Actual or claimed defects in the products we distribute may result in us being named as a defendant in lawsuits asserting potentially large claims, despite our not having manufactured the products alleged to have been defective. Furthermore, applicable law may render us liable for damages regardless of negligence or fault on our part. In particular, certain environmental laws provide for joint and several and strict liability for remediation of spills and releases of hazardous substances. Some of these risks are reduced because we are a distributor of products produced by third-party manufacturers, and so, in certain circumstances we may have third-party warranty or other claims against the manufacturer of products alleged to have been defective. However, we may give warranty terms that exceed that of the manufacturer or the manufacturer may be financially unable to cover the losses and damages caused by defective products. There also is no assurance that our insurance coverage would be adequate to cover the underlying claims, as our insurance does not provide coverage for all liabilities (including liability for certain events involving pollution).

We may not have adequate insurance for potential liabilities.

In the ordinary course of business, we may be subject to various product and non-product related claims, laws and administrative proceedings seeking damages, or other remedies arising out of our commercial operations. We maintain insurance to cover our exposure for most claims and losses. However, our insurance is subject to various self-retentions and deductibles, may be inadequate or unavailable to fully protect us, and may be canceled or otherwise terminated. We face the following additional risks under our insurance coverage:

•	we may not be able to continue to obtain insurance on commercially reasonable terms or at all;

•

we may be faced with types of liabilities that will not be covered by our insurance, such as damages from environmental contamination or terrorist attacks, and that will exceed any amounts we have reserved for such matters;

•	the amount of any liabilities may exceed our policy limits and any amounts we have reserved for such matters; and

•	we may incur losses from interruption of our business that exceed our insurance coverage.

Even a partially uninsured claim, if successful and of significant size, could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity. Further, even if we successfully defend ourselves against this type of claim, we could be forced to spend a substantial amount of money in litigation expenses, our management could be required to spend valuable time in the defense against these claims and our reputation could suffer, any of which could harm our business.

We may become subject to taxation in Bermuda, which would have a material adverse effect on our business, results of operations and financial condition.

We have received written assurances from the Bermuda Minister of Finance under The Exempted Undertaking Tax Protection Act 1966 of Bermuda to the effect that if there is enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax shall not be applicable to us or any of our operations or common shares, debentures or other obligations until March 28, 2016, except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased in Bermuda. We cannot assure you that future Bermuda Ministers of Finance will honor that assurance, which is not legally binding, or that after such date we would not be subject to any such tax. If we were to become subject to taxation in Bermuda, it could have a material adverse effect on our business, results of operations and financial condition.

Risks relating to our common shares and this offering

No public market existed for our common shares prior to the offering and there can be no assurance that an active trading market will develop for the common shares on the NYSE.

Prior to this offering, there has been no public market for our common shares, and you could not buy or sell the common shares publicly. We have applied to have the common shares quoted on the NYSE. There can be no assurance that an active trading market will develop for the common shares on the NYSE. The absence of an active trading market on the NYSE could adversely affect the market price of the common shares. The underwriters will determine the offer price by negotiation, and this price may not be the price at which the common shares will trade due to the fact that the offer price may be based on factors that may not be indicative of future performance.

Market volatility may cause the price of our common shares and the value of your investment to decline, and you may not be able to resell your common shares at or above the initial public offering price.

Our common share price is likely to be volatile. The initial public offering price may not be indicative of prices that will subsequently prevail in the market. Therefore, if you purchase common shares in this offering, you may not be able to resell your common shares at or above the initial public offering price. In addition to other risk factors described in this section, the following factors may have a significant impact on the market price of our common shares:

•	actual or anticipated fluctuations in our results of operations;

•	changes in financial estimates or recommendations by securities analysts;

•	sales of large blocks of our common shares; and

•	sales of our common shares by our officers, directors and significant shareholders.

Your rights as a shareholder will be governed by Bermuda law, and Bermuda law differs from the laws in effect in the United States and may afford less protection to shareholders.

Our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a state of the United States. As a Bermuda company, we are governed by the Bermuda Companies Act 1981, as amended (the “Companies Act”). The Companies Act differs in some material respects from laws generally applicable to US corporations and shareholders, including provisions relating to interested directors, mergers, amalgamations and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. See “Description of our share capital.”

Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies generally do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. In addition, our bye-laws contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our officers or directors. The waiver applies to any action taken by an officer or director, or the failure of an officer or director to take any action, in the performance of his or her duties, except with respect to any matter involving any fraud or dishonesty on the part of the officer or director or to recover any gain, personal profit or advantage to which such officer or director is not legally entitled. This waiver limits the right of shareholders to assert claims against our officers and directors unless the act or failure to act involves fraud or dishonesty. For a description of these restrictions, see “Description of our share capital.” Additionally, the rights of our shareholders and the fiduciary responsibilities of our directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States, particularly the State of Delaware. Therefore, our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a state within the United States.

You may have difficulty in effecting service of process in the United States or enforcing judgments obtained in the United States.

We are organized under the laws of Bermuda, and a significant portion of our assets are located outside the United States. It may not be possible to enforce court judgments obtained in the United States against us in Bermuda or in countries, other than the United States, where we have assets based on the civil liability or penal provisions of the federal or state securities laws of the United States. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of US courts obtained against us or our directors or officers based on the civil liability or penal provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. The United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on US federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries, other than the United States, where we have assets.

Investors purchasing our common shares will suffer immediate and substantial dilution.

The initial public offering price for our common shares will be substantially higher than the equivalent net tangible book value per share of our common shares immediately after this offering. If you purchase common shares in this offering, you will incur substantial and immediate dilution in the net tangible book value of your investment. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of common shares then outstanding. See “Dilution” for a calculation of the extent to which your investment will be diluted.

Common shares eligible for public sale after this offering could adversely affect the price of our common shares.

The market price for our common shares could decline as a result of sales by our existing shareholders or management of common shares in the public market after this offering, or the perceptions that these sales could occur. These sales could materially impair our future ability to raise capital through offerings of our common shares. The lock-up agreements relating to our shareholders provide that they may not dispose of common shares for 180 days following the date of this prospectus. For more information on our principal shareholders, their lock-up agreements and their shares eligible for future sale, see “Principal and selling shareholders,” “Shares eligible for future sale” and “Underwriting.”

We do not intend to pay dividends in the foreseeable future.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common shares. We are prohibited under our term loan credit agreements, and restricted under our revolving credit agreement, from paying dividends or distributions on our common shares. See “Management’s discussion and analysis of financial condition and results of operations— Liquidity and capital resources.” In addition, under Bermuda law Edgen Murray Limited can only pay dividends or distributions if it meets certain solvency tests. See “Dividend policy.”

Third party industry reports and data cited in this prospectus may become outdated, obsolete or inaccurate.

The industry and market data used throughout this prospectus are based on third party publications and data sources. We did not commission any of these publications or the collection of any of this data. Third party industry publications and data sources generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the sources cited in this prospectus are reliable, we have not independently verified the accuracy of any such third party information. Furthermore, facts, statistics and estimates upon which these publications and data are based and to which we cite in this prospectus may become outdated, obsolete or inaccurate as underlying facts or market conditions change.

Special note regarding forward-looking statements

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend” and similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement the strategy, our objectives, the amount and timing of capital expenditures, the likelihood of our success in expanding our business, financing plans, budgets, working capital needs and sources of liquidity.

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which, in turn, are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the expansion of product offerings geographically or through new applications, the timing and cost of planned capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that are difficult to predict or quantify. Therefore, actual results could differ materially and adversely from these forward-looking statements as a result of a wide variety of factors, including all the risks discussed in “Risk factors” and elsewhere in this prospectus.

Accordingly, we urge you to read this prospectus completely and with the understanding that actual future results may be materially different from what we plan or expect. In addition, these forward-looking statements present our estimates and assumptions only as of the date of this prospectus. Except for our ongoing obligation to disclose material information as required by federal securities laws, we do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

Use of proceeds

We estimate that our net proceeds from this offering will be approximately $             million, after deducting the underwriting discount and commissions and the estimated fees and expenses of this offering (assuming an initial public offering price of $             per common share, the midpoint of the range set forth on the cover page of this prospectus). We will not receive any of the proceeds from the sale of our common shares by the selling shareholders, a group which includes certain of our officers and directors and affiliates of Jefferies & Company, Inc., an underwriter in this offering.

We intend to use all of the net proceeds to us from this offering for the repayment of a portion of our first lien term loans.

As of December 31, 2008, $418.6 million was outstanding under our first lien term loans. The first lien term loans bear interest at a floating rate equal to the base rate, which is defined as the higher of the applicable prime rate or 0.50% above the federal funds effective rate, in effect from time to time plus 1.75%, or at the reserve adjusted eurodollar rate in effect from time to time plus 2.75%. As of December 31, 2008, the weighted average interest rate was 4.63%, without giving effect to any interest rate swaps. The first lien term loans mature on May 11, 2014. See “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources — Debt.” Affiliates of Jefferies & Company, Inc., an underwriter in this offering, are lenders under our first lien term loans and, as a result, will receive approximately     % of the net proceeds of this offering. See “Underwriting.”

Dividend policy

Under Bermuda law, a company may declare and pay dividends from time to time unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium accounts.

To date, we have not declared or paid any cash dividends on our common shares, although in the future we may do so. Any such future determination relating to our dividend policy will be made at the discretion of our board of directors, subject to Bermuda law, and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Our ability to declare and pay dividends is restricted by covenants in our revolving credit agreement and our first and second lien term loans. Our ability to declare and pay dividends is also dependent upon cash dividends and distributions or other transfers from our subsidiaries to us because we are a holding company with no business operations, sources of income or assets of our own other than our ownership interests in our subsidiaries. Payment of dividends, distributions, loans or advances by our subsidiaries to us are subject to restrictions imposed by the debt instruments of our subsidiaries. In addition, payments or distributions from our subsidiaries could be subject to restrictions on dividends or repatriation of earnings, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate. As a result, you should not rely on an investment in our common shares if you require dividend income. You will need to sell your common shares to realize a return on your investment, and you may not be able to sell your common shares at or above the price you paid for them.

Capitalization

The following table sets forth our capitalization as of December 31, 2008:

•	on an actual basis; and

•

on an as adjusted basis, to give effect to the Contribution, the sale by us of approximately              common shares in this offering at an assumed public offering price per share of $             (the midpoint of the range on the cover page of this prospectus), and the application of our expected net proceeds of this offering as described under “Use of proceeds.”

You should read the information in this table in conjunction with “Use of proceeds,” “Certain relationships and related person transactions,” “Selected historical consolidated financial information of Edgen Murray II, L.P.,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes to those statements contained elsewhere in this prospectus.

	As of December 31, 2008
(dollars in thousands)	Actual	As adjusted (1)
Debt:
Revolving credit agreement (2)	$3,426	$
First lien term loans (2)	418,625
Second lien term loan (2)	75,000
Newbridge capital lease (2)	16,390
Various other notes and capital leases	4,572

Total debt, including current portion	518,013
Partners’ capital (deficit)/shareholders’ equity (deficit):
Edgen Murray II, L.P.
Common partnership units — Edgen Murray II, L.P., $1,000 per unit, 209,798 units were issued and outstanding at December 31, 2008, and no units are issued and outstanding on an as adjusted basis (3)(4)	(36,539)		—
Edgen Murray Limited
Common shares, $1.00 par value per share and shares are authorized and shares are assumed to be issued and outstanding on an as adjusted basis (3)(4)	—

Total partners’ capital (deficit)/shareholders’ equity (deficit)	(36,539)

Total capitalization	$481,474	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the midpoint of the range on the cover page of this prospectus) would increase (decrease) the amount of first lien term loan debt repaid, total partners’ capital (deficit)/shareholders’ equity (deficit) and total capitalization by approximately $ million, assuming the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and commissions and estimated fees and expenses of this offering.

(2)	See “Management’s discussion and analysis of financial condition and results of operation — Liquidity and capital resources — Debt” for a description of our revolving credit agreement, first lien term loans, second lien term loan and Newbridge capital lease.

(3)	As a result of the Contribution, the equity holders of Edgen Murray II, L.P. will receive common shares of Edgen Murray Limited representing an ownership interest in Edgen Murray Limited that is equivalent to their ownership interest in Edgen Murray II, L.P. and the Edgen Murray II, L.P. common partnership units will cease to represent an ownership interest in our business.

(4)	The actual column excludes 11,000 common partnership units issuable upon exercise of currently outstanding options to purchase our common partnership units. The as adjusted column excludes common shares issuable upon exercise of currently outstanding options to purchase our common shares.

Dilution

If you invest in our common shares, your interest will be diluted immediately to the extent of the difference between the initial public offering price per common share and the net tangible book value per common share immediately after this offering. Net tangible book value per share represents the total tangible assets less total liabilities divided by the number of common shares outstanding as of December 31, 2008. The number of common shares outstanding after this offering as shown below is based on the number of common shares outstanding as of December 31, 2008 after giving effect to the Contribution, and excludes              shares issuable upon exercise of currently outstanding options to purchase our common shares.

As of December 31, 2008, our net tangible book value was a deficit of approximately $             per common share based on              common shares outstanding. After giving effect to the Contribution, the sale by us of approximately              common shares in this offering at an assumed public offering price per share of $             (the midpoint of the range on the cover page of this prospectus), and the application of our expected net proceeds of this offering, our as adjusted net tangible book value as of December 31, 2008 would have been approximately $             million, or $             per common share. This would represent an immediate increase in net tangible book value of $             per share to existing shareholders and an immediate dilution of $             per common share to investors purchasing our common shares in this offering. The following table illustrates this dilution:

Per common share
Assumed initial public offering price	$
Net tangible book value as of December 31, 2008	$
Increase in net tangible book value attributable to this offering	$

As adjusted net tangible book value after this offering	$

A $1.00 increase or decrease in the assumed initial public offering price of $              per share would increase or decrease the as adjusted net tangible book value per share after this offering by $              per share and would increase or decrease the dilution in as adjusted net tangible book value per share to investors in this offering by $              per share. This calculation assumes that the number of shares offered by us, as set forth of the cover page of this prospectus, remains the same and reflects the deduction of the estimated underwriting discount and commissions and estimated fees and expenses of this offering.

The following table shows, on the as adjusted basis described above as of December 31, 2008, the differences in the number of common shares purchased from us, the total cash consideration paid and the average price per common share paid by our existing shareholders and by new investors (assuming an initial public offering price per share of $              per common share, which is the midpoint of the range on the cover page of this prospectus).

	Common shares purchased			Total consideration			Average price per common share
(dollars in millions)	Number	Percent		Amount	Percent
Existing shareholders			%			%	$
New investors			%			%	$

Total		100%			100%

If the underwriters exercise their over-allotment option in full, the following will occur:

•

the as adjusted percentage of our common shares held by existing shareholders will decrease to approximately     % of the total number of as adjusted common shares outstanding immediately after this offering; and

•

the as adjusted number of our common shares held by investors in this offering will increase to             , or approximately     %, of the total as adjusted number of common shares outstanding immediately after this offering.

The as adjusted dilution information above is for illustrative purposes only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our common shares and other terms of this offering determined at pricing. The number of our common shares outstanding after this offering as shown above is based on the number of common shares outstanding as of December 31, 2008 after giving effect to the Contribution, and excludes              shares issuable upon exercise of currently outstanding options to purchase our common shares.

Selected historical consolidated financial information of

Edgen Murray II, L.P.

Background

Buy-out Transaction and MIM Acquisition

On February 1, 2005, a corporation formed by Fund III and certain members of the management of Edgen Corporation acquired the business of Edgen Corporation. We applied SFAS 141 and allocated the transaction consideration to the assets acquired and the liabilities assumed, including goodwill and other intangibles, at their respective fair values as of the acquisition date. For periods prior to February 1, 2005, however, these assets and liabilities remain presented at their respective historical values. As a result, the balances and amounts presented in the consolidated financial statements and notes thereto for periods after the Buy-out Transaction are not comparable with those in respect of the periods prior to the Buy-out Transaction.

In connection with the acquisition of Murray International Metals Limited and its subsidiaries on December 16, 2005, Edgen Corporation’s stockholders transferred all of their equity interests in the company to a newly created holding company, Edgen/Murray, L.P., in exchange for common and preferred partnership interests of Edgen/Murray, L.P., and Edgen Corporation became a wholly owned subsidiary of Edgen/Murray, L.P. For the MIM Acquisition, we applied fair value purchase accounting under SFAS 141 and allocated the transaction consideration to the assets acquired and the liabilities assumed, including goodwill and other intangibles, at their respective fair values as of the applicable acquisition date.

Recapitalization Transaction

On May 11, 2007, Edgen Murray II, L.P., a newly created holding company, acquired our business in a transaction led by Fund IV. In this transaction, Edgen/Murray, L.P. distributed the shares of its two direct subsidiaries, Edgen Murray Corporation and Pipe Acquisition Limited, to its partners. The partners then sold a portion of the distributed shares to subsidiaries of Edgen Murray II, L.P. for cash at the fair market value at the date of the transaction. The remaining distributed shares were contributed by certain partners, generally members of our management, to Edgen Murray II, L.P. in exchange for common limited partnership units of Edgen Murray II, L.P. At the date of the Recapitalization Transaction, Edgen/Murray, L.P. and Edgen Murray II, L.P. were controlled by general partners that were controlled by the same principals of JCP. In addition, funds managed by JCP owned approximately 75% of Edgen/Murray, L.P. prior to the Recapitalization Transaction and approximately 38% of Edgen Murray II, L.P. after the Recapitalization Transaction. Because the same principals of JCP controlled both Edgen/Murray, L.P. and Edgen Murray II, L.P., the Recapitalization Transaction was accounted for as a business combination of entities under common control for financial reporting purposes. Accordingly, fair value purchase accounting has not been applied as it was for the Buy-out Transaction and MIM Acquisition, which means we have not recorded the fair value of the acquired assets and assumed liabilities, including goodwill and other intangibles, at the date of the Recapitalization Transaction. Instead, we have maintained the historical carryover basis of the acquired assets and assumed liabilities in accordance with SFAS 141, and we have recorded the purchase by Edgen Murray II, L.P. of the interests held by the partners of Edgen/Murray, L.P. as a distribution in the statement of partners’ capital (deficit), which has resulted in a negative equity account. See “Certain relationships and related person transactions — Recapitalization Transaction.”

References in this prospectus and our financial statements to the “Predecessor” in respect of the periods prior to the Buy-out Transaction are references to Edgen Corporation and references to the “Successor” mean:

•	Edgen Corporation and its subsidiaries, in respect of the periods prior to the December 16, 2005 MIM Acquisition;

•	Edgen/Murray, L.P. and its subsidiaries, in respect of the periods after the MIM Acquisition and prior to the May 11, 2007 Recapitalization Transaction; and

•	Edgen Murray II, L.P. and its subsidiaries, in respect of the periods after the Recapitalization Transaction.

Other Acquisitions

We have also completed other acquisitions, including the acquisition of Western Flow Products, Inc. on July 15, 2005, PetroSteel on May 11, 2007 and EVS on August 31, 2007. For each of these acquisitions, we applied fair value purchase accounting under SFAS 141 and allocated the transaction consideration to the assets acquired and the liabilities assumed, including goodwill and other intangibles, at their respective fair values as of the applicable acquisition date. In addition, the historical financial statements of Edgen Murray II, L.P. include the results of their operations and cash flows of these acquired businesses from the respective acquisition date. This treatment may also affect the comparability of our financial information from period to period.

Contribution

Edgen Murray Limited was incorporated in August 2008 to serve as a future holding company for our non-North American subsidiaries. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Edgen Murray Limited will also become the holding company for our North American subsidiaries as a result of the Contribution and, as our new parent holding company, will serve as the issuer in this offering. As a result, the historical financial information included in this prospectus represents the consolidated financial statements of our current parent holding company, Edgen Murray II, L.P., and its wholly-owned subsidiaries. The Contribution will be accounted for as a business combination among entities under common control and the historical carryover basis of assets and liabilities will remain unchanged similar to the Recapitalization Transaction previously described. As a result, the Contribution will not have an impact on our financial position, results of operations or cash flows as of the date of the Contribution. See “Certain relationships and related person transactions — Formation of Edgen Murray Limited and the Contribution.”

Financial statement presentation

We have derived our selected statement of operations, cash flow and other financial data for the years ended December 31, 2006, 2007 and 2008, and our selected balance sheet data as of December 31, 2007 and 2008 from our audited consolidated financial statements included elsewhere in this prospectus.

We have derived our selected statement of operations, cash flow and other financial data for the year ended December 31, 2004, the period January 1, 2005 to January 31, 2005 (Predecessor), and the period February 1, 2005 to December 31, 2005 (Successor) and our selected balance sheet data as of December 31, 2004 (Predecessor) and 2005 (Successor) from our audited consolidated financial statements not included in this prospectus.

Historical results presented below are not necessarily indicative of future performance or operations, and results for any interim period are not necessarily indicative of results that may be expected for a full year. The selected financial data presented below represent portions of our financial statements and are not complete. You should read this information in conjunction with, and it is qualified in its entirety by reference to, “Management’s discussion and analysis of financial condition and results of operations” and our audited consolidated financial statements and the related notes thereto contained elsewhere in this prospectus.

The following tables set forth, for the periods and dates indicated, our selected historical consolidated financial information.

	Predecessor		Successor
(dollars in thousands)	Year ended December 31, 2004	Period January 1, 2005 to January 31, 2005	Period February 1, 2005 to December 31, 2005 (1)	Year ended December 31, 2006 (1)	Year ended December 31, 2007	Year ended December 31, 2008

Statement of operations:
Sales	$207,821	$18,945	$303,361	$686,937	$917,657	$1,265,615
Operating expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	155,357	14,153	241,346	548,744	748,722	997,940
Selling, general and administrative expense (2)	32,009	14,364	29,962	60,292	68,310	90,823
Depreciation and amortization expense	2,400	201	7,602	21,051	22,570	22,559

Total operating expenses	189,766	28,718	278,910	630,087	839,602	1,111,322
Income (loss) from operations	18,055	(9,773)	24,451	56,850	78,055	154,293
Other income (expense) (3)	106	(50)	(358)	13,345	3,176	(902)
Loss on prepayment of debt	—	—	—	—	(31,385)	—
Interest expense, net	(5,163)	(333)	(13,733)	(33,822)	(48,301)	(45,040)

Income (loss) before income tax expense (benefit)	12,998	(10,156)	10,360	36,373	1,545	108,351
Income tax expense (benefit)	(3,211)	(1,916)	3,340	12,891	(1,370)	35,124

Income (loss) from continuing operations	16,209	(8,240)	7,020	23,482	2,915	73,227
Discontinued operations:
Loss from discontinued operations before income tax (benefit)	—	—	—	—	—	—
Income tax (benefit)	—	—	—	—	—	—

Net income (loss)	16,209	(8,240)	7,020	23,482	2,915	73,227
Preferred interest and dividend requirement	(2,206)	(190)	(1,798)	(4,349)	(1,656)	—

Net income (loss) applicable to common unitholders/ shareholders	$14,003	$(8,430)	$5,222	$19,133	$1,259	$73,227

Basic (4)
Income (loss) from continuing operations	$3.21	$(1.99)	$36.78	$65.83	$5.51	$374.40
Income (loss) from discontinued operations	—	—	—	—	—	—

Basic earnings per share/units	$3.21	$(1.99)	$36.78	$65.83	$5.51	$374.40

Diluted (4)
Income (loss) from continuing operations	$3.20	$(1.99)	$35.58	$64.66	$5.15	$351.88
Income (loss) from discontinued operations	—	—	—	—	—	—

Diluted earnings per share/units	$3.20	$(1.99)	$35.58	$64.66	$5.15	$351.88

Weighted average common shares/units (4):
Basic	4,367,999	4,243,092	141,998	290,633	228,599	195,587

Diluted	4,371,695	4,243,092	146,771	295,912	244,635	208,101

	Predecessor		Successor
	As of December 31,
(dollars in thousands)	2004	2005 (5)	2006	2007	2008
Balance sheet data:
Cash and cash equivalents	$134	$41,146	$15,858	$48,457	$41,708
Working capital	60,868	153,187	189,384	296,190	309,569
Net property, plant and equipment	10,423	40,940	41,116	43,530	42,703
Total assets	118,862	527,632	545,760	709,554	742,086
Long-term debt and capital leases	47,883	286,688	286,546	575,856	518,013
Mandatorily redeemable preferred stock and preferred units (6)	55,979	—	—	—	—
Preferred partnership units included in total partners’ capital (7)	—	50,800	50,542	—	—
Total partners’ capital/shareholders equity (deficit) (7) (8)	(11,755)	71,812	98,174	(68,486)	(36,539)

(1)	Our consolidated statement of operations for the period February 1, 2005 to December 31, 2005 includes 45 days of operating results of Pipe Acquisition Limited and its subsidiaries from the date of the MIM Acquisition on December 16, 2005 through its fiscal year end on January 31, 2006, and our consolidated statement of operations for the year ended December 31, 2006 includes eleven months of operating results of Pipe Acquisition Limited and its subsidiaries from February 1, 2006 to December 31, 2006 because Pipe Acquisition Limited’s January 31 fiscal year end was not changed to December 31 until September 30, 2006. See “Management’s discussion and analysis of financial condition and results of operations — Factors affecting comparability of financial information — Difference in subsidiary fiscal year.”

(2)	Selling, general and administrative expense includes $12.0 million in Buy-out Transaction related expenses for the period January 1, 2005 to January 31, 2005, approximately $5.5 million (£3.1 million) in bonus payments and applicable payroll taxes to certain Murray International Metals Limited employees prior to the MIM Acquisition for the period February 1, 2005 to December 31, 2005 and $2.5 million in Recapitalization Transaction related expenses and $2.0 million of compensation expense related to one-time equity grants for the year ended December 31, 2007.

(3)	Other income (expense) for the year ended December 31, 2006 includes a $13.2 million foreign exchange gain on US dollar denominated debt held at our UK subsidiary with a functional currency of UK pounds.

(4)	In this table and our consolidated financial statements, to present per share/unit data for periods prior to the formation of Edgen Murray II, L.P. we convert the number of shares/units outstanding for the applicable period into an equivalent number of Edgen Murray II, L.P. common partnership units. Upon the Contribution, our capitalization will change as a result of Edgen Murray Limited becoming our parent holding company and these per share/unit data will not be comparable. See “Prospectus summary—Summary historical consolidated and unaudited pro forma condensed combined financial information,” for historical per share/unit data converted to reflect the change in our capitalization that will result from the Contribution.

(5)	Balance sheet data as of December 31, 2005 includes the consolidated balance sheet of Pipe Acquisition Limited and its subsidiaries as of January 31, 2006 because Pipe Acquisition Limited’s January 31 fiscal year end was not changed to December 31 until September 30, 2006. See “Management’s discussion and analysis of financial condition and results of operations — Factors affecting comparability of financial information — Difference in subsidiary fiscal year.”

(6)	Mandatorily redeemable preferred stock was replaced by redeemable preferred stock on February 1, 2005 in connection with the Buy-out Transaction.

(7)	In connection with the formation of Edgen/Murray, L.P. and the MIM Acquisition in 2005, preferred partnership units were issued to existing Edgen Corporation shareholders, certain members of management of Murray International Metals Limited and Murray Metals Group Limited. In connection with the Recapitalization Transaction and subsequent dissolution of Edgen/Murray, L.P., the preferred partnership units were extinguished.

(8)	Total partners’ capital/shareholders’ equity (deficit) as of December 31, 2007 and 2008 reflects reductions in partners’ capital in connection with the Recapitalization Transaction on May 11, 2007. Because the same principals at JCP controlled both Edgen/Murray, L.P. and Edgen Murray II, L.P., the entities were considered to be under common control for financial reporting purposes. As a result, fair value purchase accounting has not been applied, which means that we have not recorded the fair value of the acquired assets and assumed liabilities, including goodwill and other intangibles, at the date of the Recapitalization Transaction. Instead, we have maintained the historical carryover basis of the acquired assets and assumed liabilities in accordance with SFAS 141, and we have recorded the purchase by Edgen Murray II, L.P. of the interests held by the partners of Edgen/Murray, L.P. as a distribution in the statement of partners’ capital (deficit). This has resulted in a negative balance for total partners’ capital/shareholders’ equity.

Unaudited pro forma condensed combined

financial information

The following unaudited pro forma condensed combined financial information is presented to illustrate the effects of the following transactions on our historical results of operations as if these transactions had occurred on January 1, 2008:

•	the Contribution; and

•

the issuance of              common shares in this offering and the repayment of $             million of our first lien term loans with the expected net proceeds to us, assuming an initial public offering price of $             per common share (which is the midpoint of the range set forth on the cover page of this prospectus).

Edgen Murray Limited was incorporated in August 2008 by Edgen Murray II, L.P., our current parent holding company. On                 , Edgen Murray II, L.P. transferred the shares of Edgen Murray Cayman Corporation, which is the holding company for our subsidiaries outside of North America, to Edgen Murray Limited. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Edgen Murray Limited will also become the holding company for our North American subsidiaries in a transaction we refer to as the “Contribution” and, as our new parent holding company, will serve as the issuer in this offering. In the Contribution, Edgen Murray II, L.P. will distribute to the partners of Edgen Murray II, L.P. the shares of Edgen Murray Limited and the shares of Edgen Murray Corporation, which is the holding company for our North American subsidiaries. The partners will then contribute each share of Edgen Murray Corporation to Edgen Murray Limited in exchange for                  additional shares of Edgen Murray Limited. As a result of the Contribution, the partners will receive common shares of Edgen Murray Limited representing an ownership interest in Edgen Murray Limited that is equivalent to their ownership interest in Edgen Murray II, L.P., before giving effect to the common shares to be issued by Edgen Murray Limited in this offering. The Contribution will be accounted for as a business combination among entities under common control and the historical carryover basis of assets and liabilities will remain unchanged. As a result, the Contribution will not have an impact on our financial position, results of operations or cash flows as of the date of the Contribution.

We have derived our historical consolidated statement of operations data for the year ended December 31, 2008 from our audited consolidated financial statements included elsewhere in this prospectus.

The pro forma adjustments are based upon currently available information and certain assumptions that we believe are reasonable. However, the unaudited pro forma condensed combined financial information is presented for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions described above actually been consummated on the date indicated and do not purport to be indicative of balance sheet data or results of operations as of any future date or for any future period.

The unaudited pro forma condensed combined financial information should be read in conjunction with, and are qualified in their entirety by reference to, the sections in this prospectus entitled “Selected historical consolidated financial information of Edgen Murray II, L.P.” and “Management’s discussion and analysis of financial condition and results of operations” and our audited consolidated financial statements and the related notes thereto contained elsewhere in this prospectus.

Unaudited pro forma condensed combined statement of operations year ended December 31, 2008

	Historical	Adjustments for Contribution and offering		Pro forma
(dollars in thousands)
Statement of operations:
Sales	$1,265,615	$—			$1,265,615
Operating expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	997,940	—			997,940
Selling, general and administrative expense	90,823	—			90,823
Depreciation and amortization expense	22,559	—			22,559

Total operating expenses	1,111,322	—			1,111,322

Income (loss) from operations	154,293	—			154,293
Other income (expense)	(902)	—			(902)
Loss on prepayment of debt	—		(1)
Interest (expense) benefit, net	(45,040)		(1)(2)

Income (loss) from continuing operations before income tax (benefit) expense, net	108,351
Income tax (benefit) expense, net	35,124		(3)

Net income	$73,227

Earnings per unit/share (4):
Basic	$374.40		(4)	$

Diluted	$351.88		(4)	$

Weighted average common units/shares (4):
Basic	195,587		(4)

Diluted	208,101		(4)

(1)	We amortize our deferred financing costs using the effective interest method over the term of the debt. In the case of our first lien term loans, $9.8 million of deferred financing costs are being amortized over seven years. The annual $1.4 million amount of deferred financing costs amortization is recorded as interest expense. Giving pro forma effect to the repayment of a portion of our first lien term loans with the expected $ million of net proceeds to us of the offering would result in the reallocation of a portion of the related deferred financing costs amortization from historical interest expense to pro forma loss on prepayment of debt. The amount reallocated, as a percentage of the total amount of deferred financing costs amortization, would be equal to the amount of first lien term loans repaid, as a percentage of the total amount of first lien term loans (i.e., $ million of deferred financing costs amortization reallocated/$1.4 million of total annual deferred financing costs amortization = $ million of first lien term loans repaid/$425 million of first lien term loans)

(2)	Giving pro forma effect to the repayment of a portion of our first lien term loans with the expected $ million of net proceeds to us of the offering would result in the elimination of $ million of historical interest expense attributable to the portion of our first lien term loans repaid.

(3)	Reflects the income tax effect of the foregoing pro forma adjustments at a blended statutory rate of approximately % based on the application of the expected $ million of net proceeds to us of the offering on a pro rata basis to the repayment of first lien term loan debt issued by Edgen Murray Corporation, a US tax entity, and Edgen Murray Cayman Corporation, a UK tax entity, respectively.

(4)	As a result of the Contribution, Edgen Murray Limited will become our parent holding company. Therefore, to present earnings per unit/share and weighted average common units/shares on a pro forma basis, we convert the number of Edgen Murray II, L.P. common units outstanding into an equivalent number of Edgen Murray Limited common shares using a ratio of common units to common shares. This ratio reflects that in the Contribution the partners of Edgen Murray II, L.P. will receive common shares of Edgen Murray Limited representing an ownership interest in Edgen Murray Limited that is equivalent to their ownership interest in Edgen Murray II, L.P. In addition, we further adjust historical weighted average common units/shares to reflect the issuance of common shares in this offering. For all columns, basic weighted average common units/shares excludes non-vested restricted units/shares and units/shares issuable upon exercise of outstanding options to purchase our common units/shares and diluted weighted average common units/shares includes non-vested restricted units/shares and units/shares issuable upon exercise of outstanding options to purchase our common units/shares, using the treasury stock method, to the extent the incremental common units/shares are dilutive.

Management’s discussion and analysis of financial condition and results of operations

The following Management’s discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including those set forth under the heading “Risk factors.” Unless otherwise provided below, references to “we,” “us” and “our” refer to Edgen Murray Limited and its subsidiaries, after giving effect to the Contribution. The following discussion should be read in conjunction with our consolidated financial statements and related notes thereto and our condensed consolidated financial statements and related notes thereto included elsewhere in this prospectus.

General

Background

We are a leading global distributor of specialty steel products primarily to energy infrastructure markets. The products we distribute include highly-engineered prime carbon or alloy steel pipe, pipe components, valves and high-grade structural sections and plate. These items are often designed to operate in severe conditions (including high pressure and extreme temperature environments) or to withstand the effects of corrosive or abrasive materials.

We distribute and market our products and provide procurement and project management services as part of our customer service on projects spanning the complete scope of the energy industry. We supply our products to fabricators, contractors, owners and operators engaged in the development of new energy infrastructure projects (including exploration and production, gathering and transmission, refining and processing, new oil and natural gas drilling rig construction, power generation and chemical and petrochemical), as well as for the MRO of existing facilities. Our global sales and distribution network enables us to efficiently procure and deliver our entire product offering worldwide to customers who may not have the relationships, resources or logistical support or who may not be willing or able to purchase in sufficient volume or on a cost-effective basis to complete procurement independently. Our customers are principally end-users and include “upstream” oil and natural gas exploration and production companies, “midstream” gathering and transmission, pipeline and storage companies, “downstream” refining and processing companies, power generation companies and engineering and construction firms. We also supply our products, on a more limited basis, to chemical, petrochemical, mining and alternative energy companies. We believe that our global presence, efficient customer service and expansive inventory of specialty steel products are key to our growth.

For the year ended December 31, 2008, approximately 77% of our total revenue was attributable to customers that operate in or service the energy infrastructure markets. Within those markets, approximately 61% of our total revenue was attributable to customers that operate in or service the oil and natural gas industry and the remainder was attributable to customers that operate in the petrochemical, power generation and fabrication industries.

Principal factors that affect our business

Our business is substantially dependent upon conditions in the energy industry and, in particular, capital expenditures by customers in the oil and natural gas exploration and production, gathering and transmission, crude oil refining and the energy processing and power generation industries. The level of energy-related capital expenditures generally depends on prevailing views of future oil, natural gas, refined products, electric power and petrochemical supply and demand, which are influenced by numerous factors, including, among others:

•

Changes in global economic conditions. Until recently, global economic conditions have been generally favorable and have resulted in high levels of industrial expansion and new project demand, which in turn has resulted in increased demand for our specialty steel products. Although we believe that continued investment in energy infrastructure is a long-term trend, downturns in the general economy, or more particularly in the oil and natural gas industry, could materially reduce demand for our products and result in a decrease in our revenues.

•

Changes in oil and natural gas prices. The significant increases in global oil and natural gas demand over the past several years have resulted in increased investment in energy infrastructure. Oil and natural gas prices in particular have been affected by increased demand for refined products in developing nations, worldwide political conditions, OPEC actions, weather conditions and environmental and other government regulations. A significant portion of our revenues are dependent on oil and natural gas prices and if capital expenditures were to significantly decline as a result of lower oil and natural gas prices, our revenues and profitability would be adversely affected.

•

Availability of adequate financing. Our customers often depend on external sources of capital to finance new energy infrastructure projects as well as to expand existing facilities. Demand for our products is directly related to our customers ability to make capital expenditures. Our customers have generally had sufficient sources of funding, but reduced access to adequate or reasonably priced capital financing could result in a reduced demand for our products.

•

Increasing rates of oil and natural gas production in non-traditional geographies. As oil and natural gas production in the world’s proven locations has declined, the search for oil and natural gas has moved to much harsher environments — deeper water, deeper wells, extreme heat or cold and higher pressures. The infrastructure required for these environments requires special steel materials to withstand the hostile environmental conditions. Our products are specifically designed to tolerate these conditions, which has led to greater customer demand and resulted in increased sales levels. Furthermore, as oil and natural gas production has developed away from traditional areas, the need to construct infrastructure to efficiently transport oil and natural gas from remote regions to points of consumption also has resulted in increased expenditures for high-grade pipe and fittings.

•

Investment in refining capacity. As a result of environmental requirements and the processing of heavier crude oils, refineries have been required to make enhancements to their existing processes to produce cleaner-burning fuel and to compensate for the requirements to refine heavier crude oils. The growing demand for energy resources, particularly in developing countries, also has necessitated increased refining capacity. These factors have led to expenditures for expansion, process improvements and new refineries and ultimately to increased demand for our specialty chrome, alloy and stainless steel products. Decreased fuel demand could therefore result in reduced revenues and profitability.

In addition to demand driven factors, our business is also affected by changes in the cost of steel. Fluctuations in the costs of the products we supply are largely driven by changes in the condition of the general economy, changes in product inventories held by our customers, our vendors and other distributors and prevailing steel prices around the world. Historically, we have managed to successfully maintain our profit margins by adjusting the prices we charge our customers to reflect variances in the cost of our products. Demand for our products, the actions of our competitors, and other factors largely out of our control will influence whether, and to what extent, we will be successful in maintaining our profit margins in the future.

Factors affecting comparability of financial information

Fair value accounting and historical carryover basis accounting

We have completed acquisitions to which we have applied fair value purchase accounting in accordance with SFAS 141, including the Buy-out Transaction on February 1, 2005 and the acquisitions of Murray International Metals Limited and its subsidiaries on December 16, 2005, Western Flow Products, Inc. on July 15, 2005, PetroSteel on May 11, 2007 and EVS on August 31, 2007. Under fair value purchase accounting , the assets acquired and liabilities assumed, including goodwill and other intangibles, are recorded at their respective fair values as of each acquisition date. This treatment may affect the comparability of our financial information from period to period.

The Recapitalization Transaction on May 11, 2007, however, did not involve a change of control for financial reporting purposes because the same principals of JCP controlled both Edgen/Murray, L.P. and Edgen Murray II, L.P. Accordingly, the Recapitalization Transaction was accounted for as a business combination of entities under common control for financial reporting purposes, and we have not recorded the fair value of the acquired assets and assumed liabilities, including goodwill and other intangibles, at the date of the Recapitalization Transaction as we did for the Buy-out Transaction and other acquisitions. Instead, we have maintained the historical carryover basis of the acquired assets and assumed liabilities in accordance with SFAS 141, and we have recorded the purchase by Edgen

Murray II, L.P. of the interests held by the partners of Edgen/Murray, L.P. as a distribution in the statement of partners’ capital (deficit). See “Certain relationships and related person transactions — Recapitalization Transaction.”

References in this prospectus and our financial statements to the “Predecessor” in respect of the periods prior to the Buy-out Transaction are references to Edgen Corporation and references to the “Successor” mean:

•	Edgen Corporation and its subsidiaries, in respect of the periods prior to the December 16, 2005 MIM Acquisition;

•	Edgen/Murray, L.P. and its subsidiaries, in respect of the periods after the MIM Acquisition and prior to the May 11, 2007 Recapitalization Transaction; and

•	Edgen Murray II, L.P. and its subsidiaries, in respect of the periods after the Recapitalization Transaction.

Difference in subsidiary fiscal year

Effective September 30, 2006, our subsidiary Pipe Acquisition Limited and its subsidiaries changed their fiscal year end to December 31. Prior to that date, Pipe Acquisition Limited and its subsidiaries had a fiscal year ending January 31, which differed from our fiscal year ending of December 31. As a result, our consolidated statement of operations, statement of partners’ capital/shareholders’ equity (deficit) and statement of cash flows for the year ended December 31, 2006 includes eleven months of operating results of Pipe Acquisition Limited and its subsidiaries from February 1, 2006 to December 31, 2006.

Reportable segments

We manage our operations in two geographic markets — the Western Hemisphere and the Eastern Hemisphere. We have four reportable segments, which are determined primarily based upon the geographic locations of our operations. Our Western Hemisphere market comprises one of our reportable segments, which was formerly referred to as the Americas reportable segment. Our Eastern Hemisphere market is segregated further to derive our reportable segments for that geographic market, which include the UK (Europe/West Africa), Singapore (Asia/Pacific) and UAE (Middle East). We include operating expenses of our non-trading entities, including Edgen Murray II, L.P., Edgen Murray Cayman Corporation and Pipe Acquisition Limited, in General Company expenses.

Our Western Hemisphere operations are headquartered in Houston, Texas and operate through a regional and branch network of locations in the United States and Canada. Sixteen of our Western Hemisphere locations stock inventory for distribution.

Our Eastern Hemisphere operations are headquartered in Newbridge, Scotland and operate through a regional and branch network of locations in Europe, Asia/Pacific and the Middle East. Five of our locations in the Eastern Hemisphere stock inventory.

The following map illustrates our worldwide presence. See “Business — Worldwide presence” for a description of our presence in these locations.

Effects of currency fluctuations

As of and for the years ended December 31, 2007 and 2008, approximately 16% and 13%, respectively, of our total assets and approximately 17% and 12%, respectively, of our revenues were denominated in UK pounds, our functional currency in the United Kingdom. As a result, a material change in the value of the UK pound relative to the US dollar could significantly impact our revenues, cash flows and net income. The balance sheet amounts are translated into US dollars at the exchange rate at the end of the month and the income statement amounts are translated at the average exchange rate for the period, in each case using the noon buying rate as quoted by the Federal Reserve Bank of New York.

From time to time, we also enter into purchase and sales commitments that are denominated in a currency other than the US dollar (primarily the Euro). Our practices include entering into foreign currency forward exchange contracts in an effort to minimize foreign currency exposure related to forecasted purchases and sales of certain products. These risks can create volatility in earnings and cash flows from period to period. We do not use derivative financial instruments for speculative purposes.

Revenue sources

We do not manufacture any products. We are a distributor/reseller of our suppliers’ manufactured products. We often purchase these products in large quantities that are efficient for our suppliers to produce, and we subsequently resell these products in smaller quantities to meet our customers’ requirements.

We generate substantially all of our revenues, net of returns and allowances, from the sale of our products to third parties. We also generate a negligible component of our revenues from a range of cutting and finishing services that we coordinate for our customers upon request. Our fees for these services are incorporated into our sales price. Freight costs are generally included in our sales price as well. Our sales are reduced by sales discounts and incentives provided to our customers.

Pricing

Pricing for our products significantly impacts our results of operations. Generally, as pricing increases, so do our revenues. Our pricing usually increases when the cost of our materials increases. If prices increase and we maintain the same gross profit percentage, we generate higher levels of gross profit dollars for the same operational efforts. Conversely, if pricing declines, we will typically generate lower levels of gross profit. Because changes in pricing do not necessarily lower our expense structure, the impact on our results of operations from changes in pricing may be greater than the effect of volume changes.

Principal costs and expenses

Our principal costs and expenses consist of the following: cost of sales (exclusive of depreciation and amortization), selling, general and administrative expenses, depreciation and amortization, and interest expense. Our most significant cost of sales consists primarily of the cost of our products at weighted average cost, plus inbound and outbound freight expense, outside processing expenses, earned incentives from vendors, physical inventory adjustments and inventory obsolescence charges.

Our cost of sales is influenced significantly by the prices we pay our vendors to procure the products we distribute to our customers. Changes in these costs may result, for example, from increases or decreases in raw material costs, changes in our relationships with vendors or earned incentives from our vendors. In general, as a result of increasing global demand for steel, steel prices and raw material costs have been rising since 2004. Our recent experience with vendors is that, because of the demand pressure on steel production, they are generally not willing to absorb raw material cost escalations, preferring instead to pass the costs on to us. Generally, we have passed these cost increases on to our customers. Market conditions in the future may not permit us to fully pass through future cost increases or may force us to grant other concessions to customers. An inability to promptly pass such increases on to customers may increase our cost of sales and reduce our profitability. Our product costs are reduced by vendor discounts and purchase incentives. Payment for our products is typically due to our vendors within 30 to 60 days of delivery.

Selling, general and administrative expenses include sales and administrative employee compensation and benefit costs, as well as travel expenses for sales representatives, information technology infrastructure and communication costs, office rent and supplies, professional services, and other general company expenses. Selling, general and administrative expenses also include costs for warehouse personnel and benefits, supplies, equipment maintenance and rental and contract storage and distribution expenses.

Depreciation and amortization consists of amortization of acquired intangible assets, including customer relationships and backlog, and the depreciation of property, plant and equipment including leasehold improvement, capitalized leases, and picking and lifting equipment.

Interest expense includes interest incurred on our indebtedness and amortization of deferred financing costs associated with such indebtedness.

Critical accounting policies

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in our consolidated financial statements. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different circumstances or conditions. If actual amounts are ultimately different from these estimates, the revisions are included in our results of operations for the period in which the actual amounts become known.

We believe the following critical accounting policies and estimates affect our more significant judgments and estimates used in preparing our consolidated financial statements. See note 1 of the notes to our audited consolidated financial statements included elsewhere in this prospectus for a summary of our significant accounting policies.

Revenue recognition

Revenue is recognized on products sales when the earnings process is complete, meaning the risks and rewards of ownership have transferred to the customer (typically upon title transfer), and collectability is reasonably assured. Revenue is recorded, net of discounts, vendor incentives, value added tax and similar taxes as applicable in foreign jurisdictions. Rebates and discounts to customers are determined based on the achievement of certain agreed upon terms and conditions by the customer during each period. Shipping and handling costs related to product sales are also included in sales.

Intercompany eliminations and General Company expenses

We present our segment revenues and income (loss) from operations on an arm’s-length basis, consistent with how we manage our operations and how our chief operating decision maker reviews our results. Revenues and expenses attributable to intercompany transactions are included in the results of our reportable segments. Such amounts are eliminated (under the Eliminations caption) to reconcile our reportable segment amounts to consolidated amounts, as reported in our consolidated statement of operations. In addition to intercompany revenues and expenses, we also separately report General Company expenses, which include unallocated expenses that are not directly attributable to business unit performance.

Accounts receivable

We maintain an allowance for doubtful accounts to reflect our estimate of uncollectible accounts receivable. Concentration of credit risk with respect to accounts receivable is within several sectors of the oil and natural gas industry and is dispersed over a large number of customers worldwide. We perform ongoing credit evaluations of customers and set credit limits based upon reviews of customers’ current credit information and payment histories. We monitor customer payments and maintain a provision for estimated uncollectible accounts based on historical experience and specific customer collection issues that we have identified. Estimation of such losses requires adjusting historical loss experience for current economic conditions and judgments about the probable effects of economic conditions on certain customers. The rate of future credit losses may not be similar to past experience.

We record the effect of any necessary adjustments prior to the publication of our consolidated financial statements. We consider all available information when assessing the adequacy of the allowance for doubtful accounts. Adjustments made with respect to the allowance for doubtful accounts often relate to improved information not previously known to us. Uncertainties with respect to the allowance for doubtful accounts are inherent in the preparation of financial statements.

Inventories

We state our inventories at the lower of cost or market (net realizable value). We account for our inventories using the weighted average cost method of accounting. Cost includes all costs incurred in bringing the product to its present location and condition, based on purchase cost on a weighted average cost basis. Inventory is written off for obsolete, slow moving or defective items where appropriate. We regularly review our inventory on hand and update our allowances based on historical and current sales trends. Changes in product demand and our customer base may affect the value of inventory on hand and may require higher inventory allowances. Uncertainties with respect to the inventory valuation are inherent in the preparation of financial statements.

Goodwill and other intangible assets

Goodwill represents the excess of the amount we paid to acquire a company over the estimated fair value of tangible assets and identifiable intangible assets acquired, less liabilities assumed. As of December 31, 2007 and 2008, the goodwill and other identifiable intangible assets with indefinite lives balances were $96.4 million and $86.9 million, respectively, representing 13.6% and 11.7% of total assets, respectively.

We account for goodwill under the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Identifiable Intangible Assets. Under these rules we test goodwill and other intangible assets with indefinite lives for impairment annually or at any other time when impairment indicators exist. As of January 1, 2009, we performed our annual goodwill impairment test, which requires comparison of our estimated fair value to our book value including goodwill. As a result of the test, we believe the goodwill on our consolidated balance sheet is not impaired. In assessing the recoverability of our goodwill and other indefinite lived intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. We estimate future cash flows at the reporting unit level. If these estimates or their related assumptions change in the future, we may be required to record impairment charges not previously recorded for these assets. For example, an impairment of 10% of our goodwill at December 31, 2008 would have reduced income from operations by $7.6 million.

Long-lived assets

We assess the impairment of long-lived assets, including property, plant and equipment and finite-lived other identifiable intangible assets such as customer relationships, when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset (if any) are less than the related asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values. Estimates of future cash flows are judgments based on our experience and knowledge of our operations and the industries in which we operate. We also estimate the useful lives of other finite-lived intangible assets based on estimates of the economic benefit expected to be received from the acquired assets which could differ from actual results. These estimates can be significantly affected by future changes in market conditions, the capital spending decisions of our customers and inflation. For example, a one year reduction in the useful lives of customer relationship intangible assets, our largest long-lived asset which is amortized over approximately seven years, would have reduced operating income and net income by $1.7 million and $1.2 million, respectively, for the year ended December 31, 2008.

As of December 31, 2007 and December 31, 2008, our long-lived assets were $130.6 million and $101.1 million, respectively, representing 18.4% and 13.6%, respectively, of total assets.

Equity-based compensation

We have equity-based compensation plans for certain of our executive officers, directors and employees. Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, which we refer to as “SFAS No. 123(R),” to account for these plans. SFAS No. 123(R) requires all forms of share-based payments to employees, including options, to be recognized as compensation expense. The compensation expense is measured as the fair value of the award at grant date. No amounts were paid by the holders to obtain the restricted common units we have issued to date.

For restricted units issued in 2006, we did not obtain contemporaneous valuations by an unrelated valuation specialist because we believe that we had a good measure of fair value as a result of recent acquisitions negotiated at arm’s-length prices, which included equity consideration. In addition, we believed that our management team and JCP had the appropriate expertise and experience to perform such analyses; and we utilized a methodology which is acknowledged as an acceptable methodology in the applicable accounting literature. For restricted units granted during 2007, the fair value of the restricted units was the same as the per-unit consideration paid by unrelated third parties in connection with the Recapitalization Transaction on May 11, 2007. We believe the amount paid in this arm’s-length transaction of $1,000 per unit was the most contemporaneous evidence of the fair value of an Edgen Murray II, L.P. common unit at the time the restricted units were granted. See note 10 of the notes to our consolidated financial statements included elsewhere in this prospectus for more information regarding the determination of equity-based compensation expense.

For unit options granted during 2007, the fair value of unit options was calculated as $487.84 per unit option using the Black-Scholes pricing model with an exercise price of $1,000 per unit, a risk-free interest rate of 4.38%, an expected volatility of 41.52% and an expected term of 6.5 years. Because no historical data was available, we calculated the expected term for employee unit options using the simplified method in accordance with the SEC’s Staff Accounting Bulletin No. 110. The risk-free interest rate was based on a traded zero-coupon US Treasury bond with a term substantially equal to the option’s expected term at the grant date. The expected volatility used to value unit options was based on an average of historical volatility of companies in industries in which we operate and for which management believes is comparable. No unit options were granted in 2008.

SFAS No. 123(R) also requires compensation cost to be recognized over the requisite service period for all awards granted subsequent to adoption. As required by SFAS No. 123(R), we continue to recognize compensation cost over the explicit vesting period for all unvested awards as of January 1, 2006. At the time of our adoption of SFAS No. 123(R), our only outstanding equity compensation was restricted units. Thus, our accounting treatment for equity compensation under SFAS No. 123(R) is the same as the accounting treatment we were already using under SFAS No. 123, “Accounting for Stock-Based Compensation,” and Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Accordingly, there was no impact on our consolidated financial statements as a result of the adoption of SFAS No. 123(R) on January 1, 2006.

In connection with the Contribution, we expect to terminate the equity compensation plans of Edgen Murray II, L.P. and replace them with substantially similar Edgen Murray Limited plans. The awards under the Edgen Murray II, L.P. plans will be replaced with awards of equivalent value under the Edgen Murray Limited plans. The value will be equivalent because the new awards will have the same terms and will represent the right to substantially the same percentage ownership interest in Edgen Murray Limited as the existing awards represent in Edgen Murray II, L.P. Edgen Murray Limited, in turn, will have the same underlying assets after the Contribution as Edgen Murray II, L.P. had before the Contribution. There will be no other modifications to the awards (such as changes to the vesting schedule) other than the technical changes necessary to reflect the change in the parent holding company. The technical changes that will be made are authorized by the award agreements. As a result, and in accordance with paragraph 53 of SFAS 123(R), we expect to account for the exchange of outstanding awards as a modification addressed by the award agreement and do not expect any incremental compensation expense to be recognized.

Income tax expense estimates and policies

As part of the income tax provision process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe the recovery is not likely, we must establish a valuation allowance. Further, to the extent that we establish a valuation allowance or increase this allowance in a financial accounting period, we must include a tax provision, or reduce our tax benefit in our consolidated statement of operations. We use our judgment to determine our provision or benefit for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

There are various factors that may cause our tax assumptions to change in the near term, and we may have to record a valuation allowance against our deferred tax assets. We cannot predict whether future tax laws or regulations, including at the foreign, federal, state or local level, might be passed that could have a material effect on our results of operations. We assess the impact of significant changes to tax laws and regulations on a regular basis and update the assumptions and estimates used to prepare our financial statements when new legislation and regulations are enacted.

Effective January 1, 2007, we adopted the provisions of SFAS No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”). As a result of the implementation of FIN 48, we recognized no adjustment in the liability for unrecognized income tax benefits. The cumulative effect of adopting FIN 48 resulted in no adjustment to retained earnings. As of December 31, 2007 and 2008, we had no unrecognized tax benefits.

Derivative Financial Instruments

We enter into transactions involving various derivative instruments to hedge interest rates and foreign currency denominated sales, purchases, assets and liabilities. These derivative contracts are entered into with financial institutions. We do not use derivative instruments for trading purposes, and we have procedures in place to monitor and control their use.

The Company accounts for certain derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which we refer to as “SFAS 133.” SFAS 133 requires that all derivative instruments be recorded on the consolidated balance sheet at fair value.

Interest rate risk. We have concluded that the interest rate swaps and collar we entered into qualify as cash flow hedges under the provisions of SFAS 133. The swaps and collar are considered substantially effective, with ineffectiveness, if any, charged to the consolidated statements of operations in the period assessed as ineffective. Gains and losses related to the interest rate swaps, net of related tax effects are reported as a component of accumulated other comprehensive income (loss) and will not be reclassified into earnings until the maturity of the hedge. Net settlements occur quarterly concurrent with interest payments made on the underlying debt. The settlements are the net difference between the fixed rates payable and the floating rates receivable over the quarter under the interest rate swap contracts. The settlements are recognized as a component of interest expense in the consolidated statements of operations.

Currency exchange rate risk. We also hedge against foreign currency exchange rate risk, on a case by case basis, using a series of forward contracts to protect against the exchange risk inherent in our transactions denominated in foreign currencies. The majority of the forward contracts are economic hedges, but a few forward contracts meet the designation of a cash flow hedge as defined by SFAS 133. For transactions designated as foreign currency cash flow hedges, the effective portion of the change in the fair value (arising from the change in the spot rates from period to period) is deferred in “Other comprehensive income (loss)” in the consolidated statement of partners’ capital (deficit). These amounts are subsequently recognized in cost of sales in the consolidated statements of operations in the same period when the underlying transaction impacts the consolidated statements of operations. This recognition generally will occur over periods of less than one year. The ineffective portion of the change in fair value (arising from the change in the value of the forward points or a mismatch in terms) is recognized in the period incurred. These amounts are recognized in other income in the consolidated statements of operations.

Related person transactions

We are controlled by JCP. From time to time, we have engaged in transactions with JCP and its affiliates, including equity and debt financing transactions. For more information about these transactions, see “Certain relationships and related person transactions.”

Results of operations

Overview

We began 2008 with strong demand for our products as a result of unprecedented spending by our customers for products related to the construction of offshore oil and natural gas production platforms, natural gas pipelines and refinery improvements and expansions. These capital expenditures were the result of oil and natural gas prices reaching historically high levels, projected high demand for refined products, particularly gasoline, and the availability of relatively low cost financing. High demand also contributed to cost increases for raw materials and extended production lead times.

As a result of this elevated product demand, our sales increased by over 37% for 2008 compared to 2007. Because of our worldwide presence and our large inventory of specialty products, we were able to capture demand in both the developed and developing oil and natural gas regions of the world, and capitalize on short lead time business opportunities. In most cases, the high demand also allowed us to successfully pass on increased product costs to our customers through higher prices.

As the year progressed, particularly in the fourth quarter, the rapid drop in oil and natural gas prices, coupled with significant reductions in available capital and liquidity from banks, caused demand for our products to decline, as some of our customers deferred or cancelled certain infrastructure projects; however, our overall performance in 2008 was affected minimally by the global economic downturn as many 2008 capital projects were committed to earlier in the year.

The current uncertainty of world economic markets, the disruption of the capital markets and reductions in available liquidity and financing may continue to affect adversely our customers and their spending plans. This may result in reduced demand for our products and lower prices, which could negatively impact our future results. As a result, subsequent to December 31, 2008 we adopted certain cost cutting measures aimed at aligning operating costs with current business conditions. We continue to monitor the global financial crisis and its effect on our results of operations.

Year ended December 31, 2007 compared to the year ended December 31, 2008

The following tables show a comparison of sales and income (loss) from operations for the years ended December 31, 2007 and 2008. The period-to-period comparisons of financial results are not necessarily indicative of future results. See also “— Factors affecting comparability of financial information.”

	Years ended December 31,
(millions, except percentages)	2007	2008	Change
Sales
Western Hemisphere	$565.2	$859.4	52.1%
Eastern Hemisphere
• UK (Europe/West Africa)	163.4	167.1	2.3%
• Singapore (Asia/Pacific)	108.5	158.4	46.0%
• UAE (Middle East)	102.1	117.6	15.2%

Total Eastern Hemisphere	374.0	443.1	18.5%
Eliminations	(21.5)	(36.9)

Total	$917.7	$1,265.6	37.9%

Income (loss) from operations
Western Hemisphere	$36.3	$108.3	198.3%
Eastern Hemisphere
• UK (Europe/West Africa)	27.8	27.8	—
• Singapore (Asia/Pacific)	14.0	21.8	55.7%
• UAE (Middle East)	9.9	6.9	(30.3)%

Total Eastern Hemisphere	51.7	56.5	9.3%
General Company	(9.9)	(10.5)	(6.1)%

Total	$78.1	$154.3	97.6%

Income from operations as a % of sales
Western Hemisphere	6.4%	12.6%
Eastern Hemisphere
• UK (Europe/West Africa)	17.0%	16.6%
• Singapore (Asia/Pacific)	12.9%	13.8%
• UAE (Middle East)	9.7%	5.9%

Total Eastern Hemisphere	13.8%	12.8%
Total	8.5%	12.2%

Sales

For the year ended December 31, 2008, our consolidated sales increased $347.9 million, or 37.9%, to $1,265.6 million compared to the year ended December 31, 2007. The increase was primarily the result of higher sales volumes due to construction of natural gas transmission pipelines and fabrication of offshore oil and natural gas structures, the full-year impact of the 2007 acquisitions of PetroSteel and EVS, and sales price increases, partially offset by significantly reduced sales volumes to our bio-fuels customers.

For the year ended December 31, 2008, sales in our Western Hemisphere market increased $294.2 million, or 52.1%, to $859.4 million compared to the year ended December 31, 2007. This increase was primarily driven by organic growth in both the United States and Canada from sales to customers in the natural gas transmission, refining, and petrochemical industries, and from the full-year impact of the 2007 acquisitions of PetroSteel and EVS which contributed sales of $86.7 million from the addition of their plate and valve product lines. Sales in 2008 also benefited from enhanced oil recovery efforts driven by favorable oil prices. To a lesser extent, product sales price increases positively affected our sales as we were able to successfully pass on the increased product costs from our vendors. Sales for the year ended December 31, 2008 were negatively affected by significantly reduced sales volumes to our bio-fuels customers as a result of decreased demand and financing availability for the fabrication and construction of ethanol producing plants.

For the year ended December 31, 2008, sales in our Eastern Hemisphere market increased $69.1 million, or 18.5%, to $443.1 million compared to the year ended December 31, 2007. This increase was primarily due to demand for high carbon grade steel plate and pipe products used in the construction and maintenance of infrastructure to support oil and natural gas exploration, production and storage activities, particularly in the Asia/Pacific region.

For the years ended December 31, 2007 and 2008, 62% and 61%, respectively, of our consolidated sales were from oil and natural gas industry customers and our top ten customers represented 31% and 26%, respectively, of our consolidated sales. No single customer represented more than 10% of consolidated sales for the years ended December 31, 2007 and 2008.

Income (loss) from operations

For the year ended December 31, 2008, our consolidated income from operations increased $76.2 million, or 97.6%, to $154.3 million compared to the year ended December 31, 2007. The increase was primarily the result of sales growth, an improved product sales mix and operating leverage as certain fixed costs were spread against an increased sales volume, and to a lesser extent, sales price increases, as margins increased slightly between periods. Growth in income from operations as a result of increased sales was partially offset by an increase in selling, general and administrative expenses of $22.5 million related to increased performance-based compensation of $7.4 million, an increased sales staff to support our global growth, the expansion of information technology and finance and accounting activities and, to a lesser extent, the 2007 acquisitions of PetroSteel and EVS. Selling, general and administrative expenses as a percentage of sales was 7.2% and 7.4% for the years ended December 31, 2008 and 2007, respectively.

For the year ended December 31, 2008, income from operations for our Western Hemisphere market increased $72.0 million, or 198.3%, to $108.3 million compared to the year ended December 31, 2007. This increase in income from operations was primarily driven by organic sales growth, incremental steel plate and valve sales from the 2007 acquisitions of PetroSteel and EVS, and to a lesser extent, sales price increases. Selling, general and administrative expenses increased $16.6 million, or 35.7%, to $63.1 million for the year ended December 31, 2008 compared to the year ended December 31, 2007. The increase in selling, general and administrative expenses relates primarily to increased performance-based compensation, the expansion of information technology and finance and accounting activities (including information systems expansion and improvements), and the 2007 acquisitions of PetroSteel and EVS.

For the year ended December 31, 2008, income from operations for our Eastern Hemisphere market increased $4.8 million, or 9.3%, to $56.5 million compared to the year ended December 31, 2007. The increase was primarily due to higher demand in the Asia/Pacific markets for products supporting the construction of offshore oil and natural gas drilling and production. The growth in income from operations in our Eastern Hemisphere market was partially offset by higher performance-based compensation and employee additions to support the growth of the Company, including the opening of a representative office in each of Jakarta and Shanghai, lower margins in the Middle East region due to a difficult pricing environment as a result of destocking efforts by distributors, and the strengthening of the US dollar to the UK pound during 2008.

For the year ended December 31, 2008, operating loss for General Company increased $0.6 million, or 6.1%, to $10.5 million compared to the year ended December 31, 2007. General Company expenses primarily include amortization expenses related to MIM Acquisition identified intangible assets.

Other income (expense)

Other expense for the year ended December 31, 2008 of $0.9 million was primarily attributable to unrealized currency exchange losses of $1.1 million on cash balances denominated in foreign currencies and unrealized losses of $0.7 million on non-designated foreign currency contracts, offset by other miscellaneous income. This compares to $3.2 million of other income for the year ended December 31, 2007, primarily attributable to unrealized currency exchange gains of $2.0 million on cash balances denominated in foreign currencies, foreign exchange unrealized gains of $0.8 million on our senior secured floating rate notes, and unrealized gains of $0.3 million on non-designated foreign currency contracts.

Loss on prepayment of debt

Loss on prepayment of debt of $31.4 million for the year ended December 31, 2007 resulted from the repayment of the $136 million aggregate principal amount of our 9 7/8% senior secured notes and of the $130 million aggregate principal amount of our senior secured floating rate notes in connection with the Recapitalization Transaction on May 11, 2007.

Interest expense, net

Interest expense, net for the year ended December 31, 2008 decreased $3.3 million, or 6.8%, to $45.0 million compared to the year ended December 31, 2007. The reduction in interest expense, net was primarily the result of lower interest rates on our $500 million term loans for the year ended December 31, 2008 and for the period May 11, 2007 to December 31, 2007, compared to higher interest rates on the $266 million of senior secured notes prepaid on May 11, 2007. Additionally, debt issue costs amortization included in interest expense, net for the year ended December 31, 2008 decreased $1.2 million, or 32.4%, compared to the year ended December 31, 2007.

Income tax expense (benefit)

Income tax expense was $35.1 million for the year ended December 31, 2008, compared to an income tax benefit of $1.4 million for the year ended December 31, 2007. The income tax expense for the year ended December 31, 2008 reflects the taxable income generated from operations at an effective tax rate of approximately 32.4% compared to an income tax benefit generated during the year ended December 31, 2007 as a result of the loss on the prepayment of our senior secured notes as part of the Recapitalization Transaction on May 11, 2007, partially offset by income tax expense related to operations. The effective tax rate of 32.4% for the year ended December 31, 2008 reflects the impact of higher taxable income and statutory income tax rates in our Western Hemisphere market compared to lower taxable income and statutory income tax rates in our Eastern Hemisphere market.

Year ended December 31, 2006 compared to the year ended December 31, 2007

The following table provides our statement of operations data for the years ended December 31, 2006 and 2007. The period-to-period comparisons of financial results are not necessarily indicative of future results. See also “— Factors affecting comparability of financial information.”

	Year ended December 31,
(millions, except percentages)	2006	2007	Change
Sales
Western Hemisphere	$397.7	$565.2	42.1%
Eastern Hemisphere
• UK (Europe/West Africa)	146.9	163.4	11.2%
• Singapore (Asia/Pacific)	89.8	108.5	20.8%
• UAE (Middle East)	61.6	102.1	65.7%

Total Eastern Hemisphere	298.3	374.0	25.3%
Eliminations	(9.1)	(21.5)

Total	$686.9	$917.7	33.6%

Income (loss) from operations
Western Hemisphere	$30.4	$36.3	19.4%
Eastern Hemisphere
• UK (Europe/West Africa)	18.4	27.8	51.1%
• Singapore (Asia/Pacific)	13.3	14.0	5.3%
• UAE (Middle East)	7.9	9.9	25.3%

Total Eastern Hemisphere	39.6	51.7	30.6%
General Company	(13.1)	(9.9)

Total	$56.9	$78.1	37.3%

Income from operations as a % of sales
Western Hemisphere	7.6%	6.4%
Eastern Hemisphere
• UK (Europe/West Africa)	12.5%	17.0%
• Singapore (Asia/Pacific)	14.8%	12.9%
• UAE (Middle East)	12.8%	9.7%

Total Eastern Hemisphere	13.3%	13.8%

Total	8.3%	8.5%

Sales

Sales for the year ended December 31, 2007 increased $230.8 million, or 33.6%, to $917.7 million compared to the year ended December 31, 2006. The increase was primarily the result of higher sales volumes due to construction of natural gas transmission pipelines and upstream oil and natural gas projects, and to a lesser extent, the 2007 acquisitions of PetroSteel and EVS. Our 2006 sales volumes were primarily driven by increased worldwide demand for oil, natural gas and refined petroleum products, while our sales prices were favorably impacted by improved product/sales mix and by successful price increases, particularly for nickel- and chrome-based products.

Our Western Hemisphere market’s sales growth was primarily organic and the balance resulted from the acquisitions of PetroSteel and EVS, which contributed $61.3 million of revenue. Organic growth was driven by energy infrastructure capital expenditures for natural gas transmission pipelines, alternative energy (primarily bio-fuels) and refining/petrochemical processing projects and maintenance. For the year ended December 31, 2006, sales in the

Western Hemisphere were primarily the result of a change in product mix as a result of demand for higher priced seamless products primarily from the oil and natural gas industry. Our 2006 sales were negatively affected by reduced sales volumes for stainless and low temperature pipe.

Our Eastern Hemisphere market’s sales growth was primarily caused by increased sales of specialty carbon and structural sections, seamless pipe and steel plate to the upstream energy infrastructure fabrication industry in the Middle East and Singapore markets, and, to a lesser extent, by the sale of alloy products that were introduced in our Eastern Hemisphere market in late 2006. Sales in our Eastern Hemisphere market for the year ended December 31, 2006 were positively impacted by capital expenditures by oil service companies and offshore oil and natural gas structure fabricators.

For the years ended December 31, 2007 and 2006, 62% and 55%, respectively, of our sales were to customers in the oil and natural gas industries and our top ten customers represented 31% and 30%, respectively. No single customer represented more than 10% of consolidated sales for the years ended December 31, 2007 and 2006.

Income (loss) from operations

For the year ended December 31, 2007, income from operations increased $21.2 million, or 37.3%, to $78.1 million compared to the year ended December 31, 2006. The increase was primarily the result of sales volume growth which was partially offset by an increase in operating expenses related to the acquisitions of PetroSteel and EVS, performance-based compensation, the expansion of our information technology and accounting departments, and an increased sales staff to support our global growth.

For the year ended December 31, 2007, our Western Hemisphere market grew income from operations $5.9 million, or 19.4%, to $36.3 million, compared to the year ended December 31, 2006. The increase was primarily a result of significant project activity in 2007, which increased sales growth but decreased margins. Selling, general and administrative expenses increased $9.5 million for the year ended December 31, 2007, primarily related to $3.7 million of Recapitalization Transaction expenses, and to operating expenses added by the acquisitions of PetroSteel and EVS.

For the year ended December 31, 2007, income from operations for our Eastern Hemisphere market increased $12.1 million, or 30.6%, to $51.7 million, compared to the year ended December 31, 2006. The increase was primarily due to increased sales and margins, net of increased selling, general and administrative expenses of $3.8 million, to support this growth.

For the year ended December 31, 2007, operating loss for General Company decreased $3.2 million, or 24.4%, to $9.9 million compared to the year ended December 31, 2006. The decrease was primarily due to a $2.8 million reduction in amortization expense.

Other income (expense)

Other income (expense) for the year ended December 31, 2007 decreased $10.2 million, or 76.7%, to $3.2 million compared to the year ended December 31, 2006. The decrease was primarily attributable to exchange rate gains of $13.2 million recognized in 2006 on our US dollar denominated senior secured floating rate notes due to the weakening US dollar relative to the UK pound. The senior secured floating rate notes were repaid in May 2007.

Loss on prepayment of debt

Loss on prepayment of debt of $31.4 million for the year ended December 31, 2007 resulted from the repayment of the $136.0 million aggregate principal amount of the 9 7/8% senior secured notes and the $130.0 million aggregate principal amount of our senior secured floating rate notes in connection with the Recapitalization Transaction on May 11, 2007.

Interest expense, net

Interest expense, net for the year ended December 31, 2007 increased $14.5 million, or 42.8%, to $48.3 million compared to the year ended December 31, 2006. The increase in interest expense, net was primarily the result of the issuance of our $425 million first lien term loans and $75 million second lien term loan and the repayment of the $130 million aggregate principal amount of senior secured floating rate notes and the $136 million aggregate principal amount of 9 7/8% senior secured notes in May 2007. The notes we repaid required higher interest payments but on a lower principal balance. The increased interest expense, net for the year ended December 31, 2007 also reflects interest on increased borrowings during the second half of 2007 under our revolving credit agreement which was used to support increased working capital requirements as a result of our sales growth. Interest expense, net for the year ended December 31, 2006 includes $3.9 million of debt issue costs amortization compared to $3.4 million of debt issue costs amortization for the year ended December 31, 2007.

Income tax expense (benefit)

Income tax benefit was $1.4 million for the year ended December 31, 2007 compared to an income tax expense of $12.9 million for the year ended December 31, 2006. The income tax benefit generated during the year ended December 31, 2007 was the result of the loss on the prepayment of our senior secured notes in connection with the Recapitalization Transaction on May 11, 2007. For the year ended December 31, 2006, income tax expense was $12.9 million or an effective tax rate of 35.4%. The income tax expense and effective tax rate for the year ended December 31, 2006 reflects the impact of non-deductible expenses in the United States, which essentially offset the income tax expense in lower tax jurisdictions including the United Kingdom and Singapore.

Liquidity and capital resources

We finance our operations principally through cash flows generated from operations and from borrowings under our revolving credit agreement. Our principal liquidity requirements are to meet debt service requirements, finance our capital expenditures and provide working capital. In addition, we may need capital to fund strategic business acquisitions. Our primary source of acquisition funds has historically been the issuance of debt securities, preferred and common equity and cash flows from operations.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Additionally, provisions of our revolving credit agreement and term loan credit agreements, as well as the laws of the jurisdictions in which our companies are organized, restrict our ability to pay dividends or make certain other restricted payments.

As of December 31, 2008 and 2007, our total indebtedness, including capital leases, was $518.0 million and $575.9 million, respectively, which included $3.4 million and $50.8 million, respectively, of borrowings under our revolving credit agreement. As of December 31, 2008, we had approximately $119.8 million available for borrowings, net of reserves, under our revolving credit agreement, after consideration of $50.6 million of outstanding letters of credit and guarantees. As of December 31, 2008 and 2007, cash and cash equivalents was $41.7 million and $48.5 million, respectively.

As a result of the global financial crisis, subsequent to December 31, 2008 we adopted certain cost cutting measures aimed at aligning operating costs with current business conditions. Based on our current level of operations, we believe our cash flows from operations, available cash and available borrowings under our existing facilities will be adequate to meet our liquidity needs for at least the next twelve months. Historically, a contraction in our level of operations typically decreases our working capital requirements and generates cash flows in the short-term. We cannot assure you, however, that if our business declines we would be able to generate sufficient cash flows from operations or that future borrowings will be available to us under our revolving credit agreement in an amount sufficient to enable us to service our indebtedness or to fund our other liquidity needs. If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness and to meet our other commitments and liquidity needs, we will be required to adopt one or more alternatives, such as refinancing or restructuring our indebtedness, selling material assets or operations or raising additional debt or equity capital. We cannot assure you that any of these actions could be effected on a timely basis or on satisfactory terms if at all, or that these actions would enable us to continue to satisfy our capital requirements. In addition, our existing or future debt agreements, including the revolving and term loan credit agreements, may contain provisions prohibiting us from adopting any of these alternatives. Our failure to comply with these provisions could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt.

Preferred interest and dividends

For the year ended December 31, 2006 and for a portion of the year ended December 31, 2007, Edgen/Murray, L.P. had preferred partnership units outstanding which accrued preferred interest at 8.5% per annum. In connection with the Recapitalization Transaction on May 11, 2007, all of the assets of Edgen/Murray, L.P. were distributed to its partners, the partners agreed to dissolve Edgen/Murray, L.P. and, upon dissolution, the preferred partnership units were extinguished at no additional cost. No gain or loss on the extinguishment of the preferred partnership units was recognized because the Recapitalization Transaction was accounted for as a business combination of entities under common control for financial reporting purposes. Accordingly, we maintained the historical carryover basis of the acquired assets and assumed liabilities in accordance with SFAS 141. Preferred interest and dividends totaled $4.3 million for the year ended December 31, 2006 and $1.7 million for the period January 1, 2007 to May 10, 2007. See “Management’s discussion and analysis of financial condition and results of operations — Our history and formation.”

Statement of cash flow data

(dollars in millions)	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008
Cash flows provided by (used in) activities:
Operating	$(8.5)	$(8.5)	$53.8
Investing	(14.5)	(36.2)	(12.3)
Financing	(2.3)	77.4	(42.4)

Year ended December 31, 2007 compared to year ended December 31, 2008

Operating activities. Net cash inflows from operating activities were $53.8 million for the year ended December 31, 2008 compared to net cash outflows of $8.5 million for the year ended December 31, 2007. The increase in cash flows from operations was primarily the result of sales growth and the resulting increase in net income before non-cash charges reduced by an increase in working capital requirements (changes in assets and liabilities) as a result of sales growth. Cash generated from operating activities before working capital requirements (changes in assets and liabilities) was $103.9 million for the year ended December 31, 2008 compared to $54.9 million for the year ended December 31, 2007.

Investing activities. Net cash outflows from investing activities were $12.3 million for the year ended December 31, 2008 compared to net cash outflows of $36.2 million for the year ended December 31, 2007. Cash outflows from investing activities of $12.3 million for the year ended December 31, 2008 include capital expenditures of $8.4 million related to continued expansion and improvement of our warehouse facilities, renovations of certain sales and administrative offices, and information technology initiatives to support our sales, operating and administrative activities. In addition to the capital expenditures, a $4.0 million earn-out payment was made to the former owners of PetroSteel as required by the purchase agreement. Cash outflows of $36.2 million for the year ended December 31, 2007 include cash paid for the PetroSteel acquisition of $24.7 million, cash paid for the EVS acquisition of $6.1 million, and capital expenditures of $5.5 million.

Financing activities. Net cash outflows from financing activities were $42.4 million during the year ended December 31, 2008 compared to net cash inflows of $77.4 million for the year ended December 31, 2007. Cash outflows from financing activities of $42.4 million for the year ended December 31, 2008 include $51.0 million principal payments associated with the revolving credit agreement and our term loans, offset by inflows from managed cash overdrafts and short-term loans of $9.0 million. Cash inflows from financing activities for the year ended December 31, 2007 reflect the net cash proceeds associated with the Recapitalization Transaction, which include proceeds from the issuance of an aggregate of $500.0 million of first and second lien term loans and the issuance of common partnership units for an aggregate purchase price of approximately $155.0 million, minus the payment of related deferred financing costs, the prepayment of $136.0 million aggregate principal amount of 9 7/8% senior secured notes and of $130.0 million aggregate principal amount of senior secured floating rate notes, and the distributions to unitholders on May 11, 2007.

Year ended December 31, 2006 compared to year ended December 31, 2007

Operating activities. Net cash outflows from operating activities of $8.5 million for the year ended December 31, 2007 were unchanged from net cash outflows from operating activities of $8.5 million for the year ended December 31, 2006. The net cash outflows from operations in both years was primarily the result of working capital requirements to support sales growth.

Investing activities. Net cash outflows from investing activities for the year ended December 31, 2007 of $36.2 million include the $24.6 million cash purchase price of the PetroSteel acquisition, the $6.1 million cash purchase price of the EVS acquisition, and capital expenditures of $5.5 million related to the continued capital maintenance and improvement of our warehouse facilities, renovations of certain sales and administrative offices, and investments in information technologies to support our sales, operating and administrative activities. Net cash outflows from investing activities for the year ended December 31, 2006 of $14.5 million include $12.3 million of additional purchase price related to the MIM Acquisition and capital expenditures of $2.0 million related to the continued capital maintenance and improvement of our facilities.

Financing activities. Net cash provided by financing activities for the year ended December 31, 2007 of $77.4 million includes the cash inflows and outflows associated with the Recapitalization Transaction, which include cash inflows from the incurrence of an aggregate of $500.0 million of first and second lien term loans and the issuance of common units for an aggregate purchase price of approximately $155.0 million, minus cash outflows from the prepayment of $136.0 million aggregate principal amount of 9 7/ 8% senior secured notes and $130.0 million aggregate principal amount of senior secured floating rate notes, and the payment of related deferred financing costs. During the year ended December 31, 2007, the first lien term loans were reduced by principal payments of $2.1 million. Net cash outflows from financing of $2.3 million were primarily due to a decrease in managed cash overdraft for the year ended December 31, 2006.

Debt

Revolving Credit Agreement. On May 11, 2007, we entered into a new revolving credit agreement with JPMorgan Chase Bank, N.A. and the other financial institutions party thereto. The revolving credit agreement is a $175.0 million global credit facility, of which:

•

Edgen Murray Corporation, which we refer to as “EMC,” may utilize up to $165.0 million less any amounts utilized under the sub-limits of Edgen Murray Canada Inc., which we refer to as “EM Canada,” and Edgen Murray Europe Limited, which we refer to as “EM Europe”;

•	EM Europe may utilize up to $50.0 million;

•	EM Canada may utilize up to $7.5 million; and

•	Edgen Murray Pte. Ltd., which we refer to as “EM Singapore,” may utilize up to $10.0 million.

Actual credit availability for each subsidiary is calculated based on a percentage of eligible trade accounts receivable and inventories, subject to adjustments and sub-limits as defined by the revolving credit agreement. The subsidiaries may utilize the revolving credit agreement for borrowings as well as for the issuance of bank guarantees and letters of credit as defined by the revolving credit agreement.

Revolving borrowings under our revolving credit agreement bear interest at variable rates of Alternate Base Rate, Adjusted LIBOR, Banker’s Acceptance Rate, UK Base Rate, Canadian Prime Rate, Singapore Base Rate or UAE Base Rate, in each case plus a percentage spread that varies from 0.50% to 2.50% based on the type of borrowing and our average borrowing availability.

The revolving credit agreement is guaranteed by Edgen Murray II, L.P., which we refer to as “Holdings,” and Edgen Murray LLC. Additionally, each of the EM Canada sub-facility, the EM Europe sub-facility and the EM Singapore sub-facility is guaranteed by Edgen Murray Cayman Corporation, which we refer to as “EM Cayman,” Pipe Acquisition Limited, EM Europe, EM Canada and EM Singapore. The revolving credit agreement is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable and inventories, of the borrowers and of the guarantors under the revolving credit agreement.

Pursuant to the terms of an intercreditor agreement, the security interest in the working capital collateral that secures our term loans and related guarantees described below is contractually subordinated to the liens securing the revolving credit agreement and related guarantees.

As of December 31, 2008, the outstanding balance for cash borrowings under the revolving credit agreement was $3.4 million which consisted of balances outstanding at EMC and EM Canada of $1.8 million and $1.6 million and at weighted average interest rates of 4.00% and 5.00%, respectively. Outstanding letters of credit totaled $50.6 million, which consisted of letters of credit outstanding for EMC, EM Europe and EM Singapore of $28.5 million, $15.4 million and $6.7 million, respectively. EMC’s outstanding letter of credit balance includes a letter of credit issued in the amount of $11.2 million that supports the local credit facility of Edgen Murray FZE, which we refer to as “EM FZE.” Total remaining availability, net of reserves, under the revolving credit agreement at December 31, 2008 was $119.8 million.

The revolving credit agreement contains a fixed charge coverage ratio of not less than 1.25 to 1.00 that applies if our aggregate availability is reduced below $25.0 million, or the sum of EMC and EM Canada availability is less than $15.0 million until the date that both aggregate availability is greater than $30.0 million and the sum of EMC and EM Canada availability is greater than $20.0 million for a consecutive ninety day period, and no default or event of default exists or has existed during the period. The fixed charge coverage ratio is a ratio of our earnings before interest, depreciation and amortization, and income taxes (“EBITDA”), subject to certain specific adjustments, as more specifically defined in the revolving credit agreement, minus capital expenditures and cash taxes to the sum of our cash interest expense, scheduled principal payments, cash management fees, dividends and distributions and cash earnout or similar payments.

The revolving credit agreement also contains other affirmative and negative covenants, including, among others, limitations on:

•	the incurrence of additional indebtedness and liens;

•	the payment of dividends and distributions;

•	the making of investments, loans and advances;

•	transactions with affiliates; and

•	mergers and the sale of assets.

Under the revolving credit agreement, our first-tier operating companies, EMC and EM Europe, may pay dividends and make distributions to Holdings, directly or indirectly, to the extent Holdings uses such dividends or distributions to (1) repurchase its equity interests from present and former directors, officers and employees (subject to a $2.0 million cap), (2) pay management fees to JCP and (3) pay its corporate overhead and operating expenses. EMC and EM Europe may also pay dividends and make distributions to Holdings, directly or indirectly, so long as no default has occurred which is continuing and the availability of EMC and the availability of EM Europe, respectively, is not less than $15.0 million. Holdings may pay dividends from the amounts received from its subsidiaries so long as no default has occurred which is continuing and aggregate availability is at least $40.0 million.

The revolving credit agreement permits us to allocate cash flow and resources freely among (1) the parent entities of EMC and EM Europe, (2) EMC and its US subsidiaries, (3) the Canadian loan parties, (4) the UK loan parties, (5) the Singapore loan parties, (6) the UAE loan parties and (7) subject to various availability thresholds and caps, among all loan parties and otherwise by any loan party in or to any other person.

As of December 31, 2008, the fixed charge coverage ratio did not apply because our aggregate availability exceeded the applicable thresholds, and we were in compliance with the other affirmative and negative covenants of the revolving credit agreement.

EM FZE Local Facility. EM FZE has a $15.0 million credit facility with local lenders in Dubai, which is currently secured by a letter of credit in the amount of $11.2 million issued under our revolving credit agreement. Borrowings on the local facility bear interest at the prevailing Dubai interbank rate plus a margin of 1.5%. EM FZE may utilize the local facility for borrowings, foreign exchange, letters of credit, bank guarantees and other permitted indebtedness. This facility is primarily used for the issuance of letters of credit to support the trade activity of EM FZE. As of December 31, 2008, there were approximately $9,010 in trust receipts issued under the local facility.

First Lien Term Loan and Second Lien Term Loan Agreements. On May 11, 2007, Holdings, EMC and EM Cayman entered into a first lien term loan credit agreement with Lehman Brothers Inc., Jefferies Finance LLC, Lehman Commercial Paper Inc., and certain other financial institutions. Also on May 11, 2007, Holdings and EMC entered into a second lien term loan credit agreement with Lehman Brothers Inc., Jefferies Finance LLC, Lehman Commercial Paper Inc., and certain other financial institutions. Under the first lien term loan credit agreement, EMC incurred $280.0 million of first lien term loans and EM Cayman incurred $145.0 million of first lien term loans. Under the second lien term loan credit agreement, EMC incurred a $75.0 million second lien term loan.

The term loans bear interest at a floating rate equal to the base rate, which is defined as the higher of the applicable prime rate or 0.50% above the federal funds effective rate, in effect from time to time plus an applicable margin, or the reserve adjusted eurodollar rate in effect from time to time plus an applicable margin. The applicable margin for the first lien term loans is 1.75% for base rate loans and 2.75% for eurodollar rate loans. The applicable margin for the second lien term loan is 5.25% and 6.25% for base rate and eurodollar rate loans, respectively, if our consolidated leverage ratio is greater than or equal to 4.00 to 1.00, or 5.00% and 6.00% for base rate and eurodollar rate loans, respectively, if our consolidated leverage ratio is less than 4.00 to 1.00. As of December 31, 2008, the weighted average interest rate was 5.18%, without taking into account any interest rate swaps.

The first lien term loans require quarterly principal payments of 0.25% of the original $425 million principal amount. Principal payments were $2.125 million and $4.25 million for the years ended December 31, 2007 and 2008, respectively. No principal payments are required under the $75 million second lien term loan.

Beginning in 2009, the term loans require mandatory annual principal prepayments from excess cash flow for the previous fiscal year, as defined by the term loan agreements. Such mandatory prepayments are required to be paid within five days of the issuance of our audited financial statements, which must be issued within ninety days after our fiscal year end. These mandatory prepayments are only required if our leverage ratio, as defined by the term loan agreements, exceeds a ratio of 3.50 to 1.00 as of the end of such previous fiscal year. There was no mandatory prepayment required for the year ended December 31, 2008 because our leverage ratio was 2.57 to 1.00 at December 31, 2008.

Holdings, EMC and its domestic subsidiaries jointly and severally, unconditionally and irrevocably guarantee all the first and second lien term loans incurred by EMC. These loans are secured by a security interest in:

•	all trade accounts receivable and inventories, investment property, general intangibles and cash deposit accounts of Holdings, EMC and its domestic subsidiaries;

•	100% of the capital stock of EMC and its domestic subsidiaries and 65% of the capital stock of EMC’s first tier foreign subsidiaries; and

•	all other tangible and intangible assets of Holdings, EMC and its domestic subsidiaries.

Holdings, EMC and its domestic subsidiaries, EM Canada, EM Europe and its subsidiaries jointly and severally, unconditionally and irrevocably guarantee all of the first lien term loans incurred by EM Cayman. These loans are secured by a security interest in:

•

all trade accounts receivable and inventories, investment property, general intangibles and cash deposit accounts of Holdings, EMC and its domestic subsidiaries, EM Canada, EM Europe and its subsidiaries;

•	100% of the capital stock of EMC and its domestic subsidiaries, EM Canada, EM Europe and its subsidiaries; and

•	all other tangible and intangible assets of Holdings, EMC and its domestic subsidiaries, EM Canada, EM Europe and its subsidiaries.

Pursuant to the terms of an intercreditor agreement, the security interest in the working capital collateral that secures the first and second lien term loans and related guarantees is contractually subordinated to the liens securing our revolving credit agreement and related guarantees.

The term loan credit agreements contain a maximum leverage ratio of not more than 5.50 to 1.00 through September 30, 2008, 5.00 to 1.00 through September 30, 2009, and 4.50 to 1.00 thereafter. The leverage ratio is a ratio of our net debt (total debt less cash on hand) to our earnings before interest, depreciation and amortization and income taxes, subject to certain specific adjustments as more specifically defined in the term loan credit agreements. As of December 31, 2008, our leverage ratio was 2.57 to 1.00.

The term loan credit agreements also contain other affirmative and negative covenants, including, among others, limitations on:

•	the incurrence of additional indebtedness and liens;

•	the payment of dividends and distributions;

•	the making of investments, loans and advances;

•	transactions with affiliates;

•	dispositions and mergers; and

•	the sale of assets.

The term loans permit any domestic subsidiary to pay dividends and make distributions to Holdings, EMC and any other US subsidiary that has guaranteed all of the obligations and permits any foreign subsidiary to pay dividends and make distributions to Holdings, EM Cayman and any other foreign subsidiary that has guaranteed the foreign obligations. EMC and EM Cayman may pay dividends to Holdings in respect of their allocable portion of net income to permit Holdings to (1) repurchase its equity interests from present and former directors, officers and employees (subject to a $2.0 million cap) and (2) pay management fees to JCP. EMC and EM Cayman also may pay dividends to Holdings to permit Holdings to pay its corporate overhead and operating expenses (subject to a $2.5 million cap in any fiscal year). The term loans do not permit Holdings to pay dividends.

The term loans permit us to allocate cash flow and resources freely among any loan party and its subsidiaries (so long as that subsidiary is a guarantor).

As a result, these agreements restrict substantially all of the net assets of our subsidiaries, except for nominal amounts allowed for under the agreements, and, except for transfers among EMC and its related group of subsidiaries and EM Cayman and its related group of subsidiaries, respectively, effectively prohibit the transfer of funds in the form of cash dividends, loans or advances without the consent of our lenders. Accordingly, substantially all of our retained earnings are restricted by these agreements.

As of December 31, 2008, we were in compliance with the affirmative and negative covenants contained in the term loan credit agreements, including the maximum leverage ratio covenant.

Amendment to Revolving Credit Agreement and Term Loan Agreements. On September 17, 2008 and September 12, 2008, we entered into amendments to our revolving credit agreement and term loan agreements, respectively. The amendments provide that, effective upon the Contribution, Edgen Murray Limited will be substituted for Holdings under the agreements such that Edgen Murray Limited (along with each direct or indirect holding company of EMC and EM Cayman) will guarantee and provide security for all of the obligations under the agreements. The amendments also permit the possible transfer of EM Singapore and EM FZE from EM Europe to Edgen Murray Limited, a direct or indirect holding company of EMC and EM Cayman or another permitted loan party. In addition, the amendment to the revolving credit agreement added EM FZE as a borrower with a $15.0 million sub-limit, subject to the finalization of certain administrative procedures and agreements.

Note Payable to Sellers of PetroSteel. In connection with the PetroSteel acquisition, EMC issued a three-year, $4.0 million subordinated note to the sellers of PetroSteel, with principal and interest due May 2011. The note accrues interest at a rate of 8% per annum compounded annually.

Newbridge, Scotland facility lease. In connection with the MIM Acquisition on December 16, 2005, EM Europe sold land, an office building and two warehouses at its Newbridge location for $23.0 million, less fees of approximately $0.3 million. Concurrent with the sale, EM Europe entered into an agreement to lease back all of the sold property for an initial lease term of 25 years. Under the lease agreement, the initial term will be extended for two further terms of ten years each unless cancelled by EM Europe. The lease is being accounted for as a capital lease because the net present value of the future minimum lease payments exceed 90% of the fair value of the leased asset. The lease requires an annual rental payment of £1.2 million, or $1.7 million (at December 31, 2008 exchange rates), which is subject to adjustment based on the UK consumer price index on the fifth anniversary of the inception of the lease and every two years thereafter, and payment of customary operating and repair expenses. Pipe Acquisition Limited entered into a guarantee in respect of the obligations of EM Europe under the lease.

Third party guarantees

In the normal course of business, EMC and EM Europe provide performance guarantees directly to third parties on behalf of our subsidiaries. For guarantees that expire within one year, the maximum potential amount of future payments (undiscounted) for non-performance totaled $10.1 million and $11.6 million at December 31, 2007 and 2008, respectively. For guarantees that do not have an expiration date, the maximum potential amount of future payments (undiscounted) for non-performance totaled $21.8 million and $13.9 million at December 31, 2007 and 2008, respectively.

Commitments and contractual obligations

Our contractual obligations and commitments principally include obligations associated with our outstanding indebtedness and future minimum operating lease obligations as set forth in the following tables as of December 31, 2008:

	Actual payments due by period ending December 31,
(dollars in thousands)	2009	2010 and 2011	2012 and 2013	2014 and thereafter	Total
Contractual obligations
Long term debt (1)	$30.1	$63.9	$62.3	$494.6	$650.9
Capital lease (2)	1.7	3.5	3.5	29.9	38.6
Operating lease obligations	2.8	4.5	2.1	0.1	9.5
Derivative instruments —
Foreign currency exchange contracts (3)	48.7	—	—	—	48.7
Interest rate swaps/collar	10.2	6.3	—	—	16.5
Purchase commitments (4)	313.1	—	—	—	313.1

Total	$406.6	$78.2	$67.9	$524.6	$1,077.3

(1)	Includes interest obligations on our first and second lien term loans at an interest rate of 4.63% and 8.26% per annum, respectively, at an assumed three-month eurodollar weighted average rate. Also includes $3.4 million of borrowings outstanding under our revolving credit agreement and $4.5 million under our note payable to the sellers of PetroSteel at December 31, 2008. We intend to use the net proceeds to us from this offering for the repayment of approximately $ million of our first lien term loans. See “Use of proceeds.”

(2)	Includes interest obligations under our Newbridge, Scotland facility capital lease at 9.16%, the implicit interest rate.

(3)	Represents the notional value of foreign currency contracts to purchase and sell foreign currencies at specified forward rates in connection with our foreign currency hedging policy.

(4)	Includes purchase commitments for inventory. We enter into purchase commitments on as-needed basis, typically daily, but these commitments generally do not extend beyond one year.

Recent accounting pronouncements

From time to time, new accounting pronouncements, known as Statements of Financial Accounting Standards or “SFAS,” are issued by the Financial Accounting Standards Board (“FASB”). These pronouncements are adopted by us as of the specified effective date. Unless otherwise discussed, management believes the impact of recently issued standards which are not yet effective will not have a material impact on our consolidated financial statements upon adoption.

SFAS No. 141 (revised 2007), Business Combinations. In December 2007, the FASB issued SFAS No. 141(R), SFAS No. 141 (revised 2007) Business Combinations, which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact of the adoption of SFAS No. 141(R) on our results of operations or financial condition.

SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51. In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51, effective for us on January 1, 2009. Ownership interests in subsidiaries held by third parties, which are currently referred to as minority interests, will be presented as noncontrolling interests and shown separately within equity on the consolidated balance sheet. Any changes in our ownership interests while control is retained will be treated as equity transactions. In addition, this standard requires presentation and disclosure of the allocation between controlling and noncontrolling interests’ income from continuing operations, discontinued operations and comprehensive income, and a reconciliation of changes in the consolidated statement of equity during the reporting period. The presentation and disclosure requirements of the standard will be applied retrospectively for all periods presented. All other requirements will be applied prospectively. We are evaluating the impact that SFAS No. 160 might have on our consolidated financial statements.

SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We do not expect the adoption of SFAS No. 161 to have a material impact on our consolidated financial statements.

FASB Staff Position (“FSP”) SFAS No. 142-3, Determination of the Useful Life of Intangible Assets. In April 2008, the FASB issued FSP SFAS No. 142-3, Determination of the Useful Life of Intangible Assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangibles Assets. The intent of FSP SFAS No. 142-3 is to improve the consistency between the useful life of recognized intangible assets under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R (revised 2007), Business Combinations, and other applicable accounting literature. FSP SFAS No. 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and must be applied prospectively to intangible assets acquired after the effective date. We are currently evaluating the potential impact, if any, of FSP SFAS No. 142-3 on our consolidated financial statements.

SFAS No. 162, Hierarchy of Generally Accepted Accounting Principles. In May 2008, the FASB issued SFAS No. 162, Hierarchy of Generally Accepted Accounting Principles, which is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement will be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendment to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. We are currently evaluating the potential impact, if any, of the adoption of SFAS No. 162 on our consolidated financial statements.

Off-balance sheet arrangements

In the normal course of business, we are a party to certain off-balance sheet arrangements. These arrangements include guarantees and financial instruments with off-balance sheet risk, such as bank letters of credit. No liabilities related to these arrangements are reflected in our consolidated balance sheet, and we do not expect any material adverse effects on our financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.

As of December 31, 2007 and 2008, we had $28.2 million and $50.6 million of letters of credit outstanding, respectively. For guarantees that expire within one year, the maximum potential amount of future payments for non- performance totaled $10.1 million and $11.6 million at December 31, 2007 and 2008, respectively. For guarantees that do not have an expiration date, the maximum potential amount of future payments for non-performance totaled $21.8 million and $13.9 million at December 31, 2007 and 2008, respectively.

Quantitative and qualitative disclosures about market risk

In the normal course of operations, we are exposed to market risks arising from adverse changes in interest rates and foreign exchange rates. Market risk is defined for these purposes as the potential change in the fair value of financial assets or liabilities resulting from an adverse movement in interest rates or foreign exchange rates.

Management is responsible for raising financing for operations, together with associated liquidity management, and the management of foreign exchange and interest rate risk. Our treasury operations are conducted under the oversight of management, who receive regular updates of treasury activity. Financial instruments are entered into for risk management purposes only. Our policy on foreign exchange rate hedging requires that only known, firm commitments are hedged and that no trading in financial instruments is undertaken.

Our principal risks are exposures to changes in interest rates and currency exchange rates. These risks are closely monitored and evaluated by appropriate management. Following evaluation of those positions, we selectively enter into derivative financial instruments to manage exposures related to currency exchange rate changes and changes in interest rates.

Interest rate risk

We are exposed to interest rate risk related to changes in interest rates on our variable rate debt. At December 31, 2008, we had approximately $497.1 million of debt outstanding under our first and second lien term loans and revolving credit agreements, all of which is subject to variable rate interest rates. If interest rates increased by 100 basis points, our annual cash interest expense would increase by approximately $5.0 million, not taking into consideration the effect of the interest rate swaps discussed below.

In order to mitigate the interest rate risk related to a portion of our variable rate debt, we have entered into three interest rate swap agreements. Under these agreements, we pay fixed interest rates for varying periods and receive floating interest rate payments. Our interest rate swaps are based on the 3-month LIBOR. These swaps have notional values of $175.0 million, $100.0 million and $75.0 million with fixed interest rates of 5.15%, 4.88% and 5.19%, respectively. Based upon current variable rate debt outstanding, if interest rates increased by 100 basis points, our annual cash interest expense would increase by $0.2 million after taking into consideration the effect of these interest rate swaps. The weighted average interest rate on these borrowings, net of the impact of interest rate swaps, at December 31, 3008 was 7.31%. These three interest rate swaps will terminate on August 13, 2009. We plan to repay a portion of our first lien term loans with the net proceeds to us from this offering. See “Use of proceeds”.

The Company has also entered in an interest rate swap that will begin on August 13, 2009 and will convert a notional principal of $75.0 million under its first lien term loan from floating interest rate to fixed interest rate payments with a contract to pay fixed rates of interest of 4.88% while simultaneously receiving floating rate interest payments set at the applicable three-month LIBOR on the same notional amount. This interest rate swap is scheduled to terminate on August 17, 2010.

Additionally, we entered into an interest rate collar with a notional principal amount of $100 million related to our first lien term loans which allows us to incur a floating rate of interest on the outstanding notional amount within a specified range. The collar swaps floating three-month LIBOR for fixed rates whenever the floating rate exceeds the cap rate of 5.50% or falls below the floor rate of 4.88%. The interest rate collar term begins on August 13, 2009 and is scheduled to terminate on August 17, 2010.

The Company also entered into an interest rate swap that converts an aggregate notional principal of $75.0 million under its second lien term loan from floating to fixed interest rate payments. As of December 31, 2008, interest rate payments under the second lien term loan were set at 8.24% including the applicable spread of 6.00%. Under this transaction, the Company pays a fixed rate of interest on an aggregate notional principal amount of $75.0 million of 5.19%, while simultaneously receiving a floating rate interest payment currently set at 2.18% on the same notional amount. This interest rate swap is scheduled to terminate on August 17, 2010.

Borrowings under EM FZE’s credit facility with local lenders in Dubai bear interest at the prevailing Dubai interbank rate plus a margin of 1.5%. This facility is supported by a letter of credit in the amount of $11.2 million issued under our revolving credit agreement. This local facility is primarily used for the issuance of letters of credit for trade purposes. As of December 31, 2008, there were no outstanding cash borrowings on this facility.

Management continuously monitors the exposure related to the first and second lien term loans, as well as exposure under our revolving credit agreement and local credit facility in Dubai.

Interest Rate Sensitivity

The table below provides information about the Company’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date. The information is presented in US dollar equivalents, which is the Company’s reporting currency. The instrument’s actual cash flows are denominated in US dollars.

	Expected Maturity Date
(dollars in thousands, except percentages)	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
Long term debt
Fixed rate	19	4,553	—	—	—	—	4,572	4,572
Average interest rate	7.25%	8.00%	—	—	—	—
Variable Rate	4,250	4,250	4,250	7,676	4,250	468,949	493,625	308,144
Average interest rate	4.63%	6.31%	4.63%	5.19%	4.63%	5.21%

Interest rate derivatives
Interest rate swaps and collar	6,278	10,745	—	—	—	—	17,023	16,345
Variable to fixed(1)
Average pay rate	5.10%	5.19%		—	—	—
Average receive rate	2.18%	2.18%		—	—	—

(1)	The 2009 and 2010 pay/receive rates exclude the interest rate collar which begins on August 13, 2009 and is scheduled to terminate on August 17, 2010.

Foreign currency risk

We assess currency exchange exposure on certain monetary assets and liabilities and enter into financial instruments as we believe is necessary to manage this risk. During the normal course of business, we are exposed to foreign currency risk. These risks can create volatility in earnings and cash flows from year to year. We use derivative financial instruments to reduce exposure to foreign currency movements on foreign currency purchases and sales.

In our business, we may enter into purchase and sales commitments that are denominated in a foreign currency (primarily the Euro). Our practices include entering into foreign currency forward exchange contracts to minimize foreign currency exposure related to forecasted purchases and sales of certain inventories. These risks can create volatility in earnings and cash flows from year to year. We use derivative financial instruments to reduce exposure to foreign currency movements on foreign currency purchases and sales. We do not use derivative financial instruments for speculative purposes.

The fair value of these foreign currency forward derivative contracts was a liability of $0.6 million and an asset of $0.1 million at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, the total notional amount of outstanding currency exchange contracts was $48.7 million and $70.3 million, respectively.

Exchange Rate Sensitivity

The table below provides information about the Company’s derivative financial instruments, other financial instruments, and firmly committed sales and purchase transactions by functional currency and presents such information in US dollar equivalents. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including foreign currency forward exchange agreements, and firmly committed US dollars, UK pounds, UAE dirhams, Euro, Singapore dollars, and Australian dollars sales and purchase transactions. For firmly committed sales and purchase transactions, sales and purchase amounts are presented by the expected transaction date, which are not expected to exceed one year. For foreign currency forward exchange agreements, the table presents the notional amounts and weighted average exchange rates by expected contractual maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

	Expected Maturity Date
	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
On balance sheet financial instruments (in dollars)
US dollars functional currency
Asset	869,984	—	—	—	—	—	869,984	869,984
Liability	(1,167,835)	—	—	—	—	—	(1,167,835)	(1,167,835)
UK Pounds functional currency
Asset	270,385	—	—	—	—	—	270,385	270,385
Liability	(337,231)	—	—	—	—	—	(337,231)	(337,231)
UAE dirhams functional currency
Asset	170,901	—	—	—	—	—	170,901	170,901
Liability	(492,037)	—	—	—	—	—	(492,037)	(492,037)

Anticipated transactions and related derivatives
US dollars functional currency
Firmly committed transactions:
Sales	620,940	—	—	—	—	—	620,940	—
Purchase orders	(27,607,329)	—	—	—	—	—	(27,607,329)	—
Forward exchange agreements:
Pay $/Receive Euro - by currency	19,017,245	—	—	—	—	—	19,017,245	—
Contract amount ($)	(26,706,185)	—	—	—	—	—	(26,706,185)	169,615
Average contractual exchange rate	1.41	—	—	—	—	—	1.41	—
Pay $/Receive £ - by currency	356,426	—	—	—	—	—	356,426	—
Contract amount ($)	(639,435)	—	—	—	—	—	(639,435)	123,859
Average contractual exchange rate	1.79	—	—	—	—	—	1.79	—
Receive $/pay AU$ - by currency	(906,105)	—	—	—	—	—	(906,105)	—
Contract amount ($)	620,940	—	—	—	—	—	620,940	3,496
Average contractual exchange rate	0.69	—	—	—	—	—	0.69	—
Receive $/pay S$- by currency	375,936	—	—	—	—	—	375,936	—
Contract amount ($)	(261,708)	—	—	—	—	—	(261,708)	881
Average contractual exchange rate	1.44	—	—	—	—	—	1.44	—

	Expected Maturity Date
	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
UK pounds functional currency
Firmly committed transactions:
Sales	5,455,983	—	—	—	—	—	5,455,983	—
Purchase orders	(4,607,161)	—	—	—	—	—	(4,607,161)	—
Forward exchange agreements:
Receive £/pay Euro - by currency	(2,837,369)	—	—	—	—	—	(2,837,369)	—
Contract amount (£)	2,372,335	—	—	—	—	—	2,372,335	(337,231)
Average contractual exchange rate	1.20	—	—	—	—	—	1.20	—
Pay £/receive Euro - by currency	1,879,780	—	—	—	—	—	1,879,780	—
Contract amount (£)	(1,523,512)	—	—	—	—	—	(1,523,512)	270,385
Average contractual exchange rate	1.23	—	—	—	—	—	1.23	—
UAE dirhams functional currency
Firmly committed transactions:
Sales	—	—	—	—	—	—	—	—
Purchase orders	(8,015,498)	—	—	—	—	—	(8,015,498)	—
Forward exchange agreements:
Pay AED/receive Euro - by currency	1,276,127	—	—	—	—	—	1,276,127	—
Contract amount (AED)	(6,589,473)	—	—	—	—	—	(6,589,473)	(116)
Average contractual exchange rate	5.16	—	—	—	—	—	5.16	—
Pay AED/receive £ - by currency	215,656	—	—	—	—	—	215,656	—
Contract amount (AED)	(1,426,025)	—	—	—	—	—	(1,426,025)	(87,149)
Average contractual exchange rate	6.61	—	—	—	—	—	6.61	—

As of and for the twelve months ended December 31, 2008, approximately 12% of our revenues and 13% of our total assets were denominated in UK pounds, our functional currency in the United Kingdom. As a result, a material decrease in the value of the UK pound relative to the US dollar may negatively impact our revenues, cash flows and net income.

Credit risk

Our credit risk on liquid resources and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. We have no significant concentration of credit risk with a specific counterparty because exposure is spread over a number of counterparties.

Business

Overview

We are a leading global distributor of specialty steel products primarily to energy infrastructure markets. The products we distribute include highly-engineered prime carbon or alloy steel pipe, pipe components, valves and high-grade structural sections and plate. These items are often designed to operate in severe conditions (including high pressure and extreme temperature environments) or to withstand the effects of corrosive or abrasive materials. We maintain a broad product offering of more than 14,000 products currently on hand and manage a large inventory of valves, components and more than 100,000 tons of specialty pipes, plate and sections.

Our global sales and distribution network enables us to efficiently procure and deliver our entire product offering worldwide. We stock and distribute inventory and support our customers through a global network of facilities located on four continents. This allows us to service projects in remote and challenging locations, while also supporting the daily MRO requirements of installed facilities. We employ experienced local market specialists and sales personnel, many of whom have technical backgrounds, training or relevant industry experience, in all of the regions in which we operate. To augment our extensive product line, we offer our customers specialized product knowledge, technical consultation, global logistical support and project management and procurement services. These services include inventory management and just-in-time product delivery, which results in product delivery to our customers when they are ready to use it so they can reduce their inventory carrying costs. We have a broad customer base of more than 2,750 customers and deliver our products in more than 50 countries.

We distribute and market our products to companies throughout the energy industry. We supply our products to fabricators, contractors, owners and operators engaged in the development of new energy infrastructure projects and the MRO of existing facilities. Our customers include “upstream” oil and natural gas exploration and production companies, “midstream” gathering and transmission, pipeline and storage companies, “downstream” refining and processing companies, power generation companies and engineering and construction firms. We also supply our products, on a more limited basis, to chemical, petrochemical, mining and alternative energy companies. For the year ended December 31, 2008, approximately 77% of our total revenue was attributable to customers that operate in or service the energy infrastructure markets and, within those markets, approximately 61% of our total revenue was attributable to customers that operate in or service the oil and natural gas industry.

We separate our business into two geographic markets — the Western Hemisphere and the Eastern Hemisphere. We are capable of offering our complete product line in both markets. For the year ended December 31, 2008, approximately 33% of our revenue was from the Eastern Hemisphere market and 67% was from the Western Hemisphere market.

We believe we are a critical link between our customers and product manufacturers (our vendors). Many of our customers rely on us to source products for them as they may not have the expertise, relationships, resources, volume or logistical capabilities to complete procurement independently or on a cost-effective basis. We are able to supply products that are generally not otherwise available on a quick-response basis or in our customers’ desired timeframe. Additionally, we are able to complete orders in smaller quantities than would be readily available for direct purchase from manufacturers, benefiting both our customers and our vendors. We believe our global scale and purchasing power have allowed us to establish strong ties and preferential purchasing terms with our vendors. We also provide support to our vendors through our sales, marketing and credit functions, with respect to the products we distribute.

Over the past four years, we have completed four strategic acquisitions. These acquisitions have increased our scale by expanding our geographic coverage, adding complementary product lines and increasing our product sourcing within existing product lines. In each acquisition, we were able to enhance operating results by fully integrating the acquired businesses and product lines across our global platform with limited incremental overhead costs.

Industry trends

In our experience, over the past decade, both vendors and end users have increasingly focused on efficiently managing their sales and supply chains, often by using distributors like us. There has been significant consolidation among our vendors, and we believe this consolidation has led to a greater focus on core competencies of production and product development rather than sales, marketing and logistics. As a result, we have seen that many of our vendors are more reliant on distributors to provide products and value-added services at the local level to end customers. At the same time, we have seen that many of our customers have been working to reduce the number of suppliers they utilize by shifting their annual expenditures to larger distributors that are able to deliver a full range of products and services across multiple locations around the world. In our experience, these customers are focused on reducing the cost of their in-house procurement and logistics operations and, as a result, rely on relationships with distributors to drive reliability, quality, product consistency and purchasing leverage across their organization. We believe that this trend has allowed larger distributors to continue to take market share from smaller, local undercapitalized and under-inventoried competitors that do not offer an enterprise-wide range of products, and has disadvantaged large national players that do not deliver products across multiple continents. We believe that we are well-suited to continue to benefit from this trend through our global distribution platform and believe that this current trend will continue even in the current economic downturn as both manufacturers and customers seek to find new ways to cut costs while maintaining product quality and service levels.

The level of our customers’ energy-related expenditures generally depends on prevailing views of future oil, natural gas, refined products, electric power and petrochemical supply and demand, which are influenced by numerous factors, including among others:

•	changes in global economic conditions;

•	changes in oil and natural gas prices; and

•	availability of adequate financing.

Since the middle of 2008, oil and natural gas prices have declined rapidly from historical highs (for example, the daily market price of a barrel of crude oil in the United States has declined from about $141.67 at the beginning of July 2008 to about $48.62 at the end of April 2009 and the daily market price of a million BTUs of natural gas in the United States has declined from about $13.05 at the end of June 2008 to about $3.47 at the end of April 2009). The following graphs show the average daily market price of a barrel of crude oil in the United States and the average daily market price of a million BTUs of natural gas in the United States for each of the years 2000 through the end of April 2009.

In addition, worldwide general economic and credit market conditions declined sharply in the latter half of 2008 and have resulted in deferral and cancellations of some energy-related capital expenditures.

Despite the recent volatility in commodity prices and the global economic slowdown, we continue to believe that the long-term outlook for the end-markets we serve is positive. We believe that the following factors will continue to support spending and, in turn, drive demand for our specialized products:

•

Increasing global demand for crude oil and natural gas over the long term. In its “International Energy Outlook 2008” published in June of 2008, the Energy Information Administration (“EIA”) estimates that world oil and natural gas consumption will increase by 35% and 52%, respectively, between 2005 and 2030. This growth will be driven by the development of some of the world’s most populous countries (notably, Brazil, Russia, India and China). The EIA forecasts that global oil consumption will increase by 29 million barrels per day from 2005 to 2030, but countries that are not members of the Organisation for Economic Co-operation and Development (the “OECD”) will represent over 85% of that increase. While the current economic downturn may moderate these forecasts in the near-term, the long-term industrialization of the non-OECD countries is expected to continue. Their growth will drive global energy demand and, thereby, the investment in energy infrastructure. In order to meet the projected need for energy, as of November 2008 the International Energy Agency (“IEA”) estimates over $1 trillion must be invested each year across the entire energy value chain between now and 2030. As a supplier of specialized products to the entire global energy industry, we expect to benefit from these long-term demand trends.

•

Conventional producing regions confronting rising depletion rates and geopolitical instability. Many of the historically important oil and gas deposits such as those in Russia, Mexico, Venezuela, the North Sea, parts of the Middle East and conventional fields in the United States are in structural decline. Additionally, existing production in several major producing regions such as the Middle East and West Africa is threatened by political and civil instability. According to estimates by the National Petroleum Council, existing production capacity declines of 4% to 7% coupled with a modest increase in demand will result in the need to locate and develop crude oil sources equivalent to 70 to 100 million barrels of production per day by 2030. To replace current production, the oil and gas industry has focused its attention on large scale resources that have historically been underexploited for economic or geopolitical reasons. Many of these resources, such as the oil sands of Western Canada, unconventional North American natural gas shales and deepwater offshore formations in West Africa, Brazil, Asia and North America, require significant investments in infrastructure to develop and deliver them to market and we expect this to drive demand for our entire suite of products.

•

Significant capital investment in unconventional oil and natural gas production, particularly in North America. Advances in technology, declining conventional reserves, and continued instability in the Middle East have increased interest in unconventional oil and natural gas deposits including Canada’s vast oil sands and the natural gas shales in the United States. As noted in “Alberta’s Oil Sands, Opportunity Balance,” published by the government of Alberta in September 2008, Alberta’s oil sands contain estimated, non-proven oil reserves of 173 billion barrels and, although oil sands resource development is a complex and capital-intensive process, these reserves are expected to make a significant contribution to future global crude oil production. Alberta is projected to benefit from a multi-billion-dollar investment in infrastructure and technology focused on developing the non-conventional resource, and the Alberta Energy Resources Conservation Board projects that the industry will spend an average of CAD $11.0 billion per year through 2011. Within the United States, much of the focus has been on developing unconventional natural gas fields and, according to the EIA’s Annual Energy Outlook 2009, unconventional natural gas resources such as these are expected to meet most of the growth in US domestic consumption and offset declining conventional natural gas resources. Many of these new resources exist in parts of the country that currently lack sufficient pipeline, processing, treating and storage infrastructure. As a result, we expect that investment in the expansion of the natural gas transmission infrastructure will be required within these regions and we expect this to drive demand for our specialty steel pipe, fittings and valves.

•

Continuing investment in oil and natural gas transmission capacity. To meet North American energy demand, continued investment in the expansion and maintenance of natural gas transmission capacity is required. Over the last five years, there has been a marked increase in developing North American sources of oil and natural gas to meet domestic energy demand and to secure sources of energy away from areas of political and civil instability. As new sources are developed, numerous large-scale projects are being undertaken across the continent in order to transport these resources from isolated producing regions to markets that face short supply. According to the EIA’s July 2008 report, “Additions to Capacity on the U.S. Natural Gas Pipeline Network: 2007,” at least 50 natural gas pipeline projects were completed in 2007 at a cost of $4.3 billion. This is a significant increase over the $2.3 billion spent on 51 projects in 2006, as indicated in the EIA’s Natural Gas Pipeline New and Expansion Projects Database. These projects added close to 1,663 miles of pipeline, continuing the expansion cycle that started in 2005. Furthermore, according to the EIA’s February 2009 presentation, “Exploring Pipeline Dynamics to Connect New Markets,” 3,989 miles of new pipeline were built in 2008, which was nearly 2.5 times the mileage added in 2007. At the same time, the existing pipeline network is aging, necessitating more maintenance and repair operations. We offer customers the high-yield carbon steel pipe, pipe fittings and components and valves for the construction and maintenance of these natural gas gathering and transmission systems.

•

Aging global refining and processing capacity necessitating modernization, infrastructure expansion and newbuild projects. Investment in refining and processing infrastructure has been limited over the past 20 years. The last large new refinery constructed in the United States was completed in 1976 and since then the number of total refineries in the United States has declined from 223 in 1985 to 150 in 2008 according to data collected by the EIA in June of 2008. Furthermore, the vast majority of refineries were originally constructed to process light, sweet crude oil, production of which is declining at a faster rate than overall production. Additionally, most new sources, such as the oil sands in Western Canada, are poised to introduce large quantities of heavy, sour crude oil to the North American market. This heavy, sour crude is more difficult to refine, requires additional processing and is a more corrosive feedstock leading to more stress across a refinery’s infrastructure and an increase in maintenance. Accordingly, we believe refiners will need to upgrade, expand and convert existing capacity to process this changing feedstock. Finally, according to July 2008 estimates by the IEA, global crude distillation capacity is expected to rise by 8.8 million barrels per day between 2008 and 2013 in order to meet long-term increases in demand. We expect that the combination of higher consumption, aging refinery infrastructure and changing inputs has led to higher maintenance and replacement rates, as well as an increase in the number of larger projects including newbuilds, expansions and retrofits, to continue to drive demand for our specialty, high alloy pipes, valves and components.

•

Global investment in power generation capacity. Substantial new electricity generation capacity is required as developing economies experience rapid population growth and industrialization. In addition, many developed economies continue to enact regulations that promote the retirement or refurbishment of older coal and crude oil-based generation capacity. As a result, both OECD and non-OECD countries will require significant investment in new and more efficient power facilities and related infrastructure. In fact, the EIA projects in its “International Energy Outlook 2008” report that global electricity generation will grow from 17.3 trillion kWh in 2005 to 33.3 trillion kWh by 2030, an increase of over 90%. The bulk of this incremental demand, however, is expected to originate in non-OECD countries. We supply seamless carbon and alloy pipe, components and valves that can withstand the effects of the extremely high pressures and temperatures encountered in power generation facilities.

•

Rising activity in developing international markets. Many crude oil and natural gas producers have significant operations in international markets with large untapped reserves, such as Southeast Asia, Brazil, West Africa and the Middle East. In many of these markets, a significant investment in production infrastructure is required to develop new crude and natural gas discoveries. According to the March 2009 “Drilling and Production Outlook” published by Spears & Associates, Inc., international offshore drilling and completion spending accounts for 69% of worldwide offshore drilling and completion spending and has increased from $20.9 billion in 2000 to $51.5 billion in 2008, representing a compound annual growth rate of 11.9%, and is expected to increase by a compound annual growth rate of 3.4% between 2008 and 2014, reaching $62.9 billion in 2014. We believe our global platform is well positioned to serve this market.

•

Increasing exploration and development activity in deepwater markets. Driven by technological innovations, deepwater oil and natural gas activity has increased significantly in recent years. Exploration, drilling and production in deepwater requires the use of sophisticated assets that are in scarce supply or require long lead times and significant capital to fabricate, including deepwater drilling rigs and floating production facilities. Because deepwater projects tend to have the longest development timetables and have decline rates lower than other formations, short-term commodity price environments correlate much less with development activity than most other oil and gas projects. Also, access to capital is often less of a constraint for deepwater projects as the operators involved are often among the largest and best capitalized in the industry. According to data collected by RigLogix, utilization rates for offshore drilling rigs have exceeded 80% since late 2003, and are currently averaging 82.6% as of April 2009, prompting the industry to invest substantial capital in maintenance, upgrades and new drilling rig construction. The fleet is also aging, with the average semisubmersible and drillship being 24 and 19 years old, respectively. According to World Oil Magazine, this has created a construction backlog in shipyards around the world with 145 offshore drilling rigs currently under construction and 41 on order as of December 2008. This compares to 130 under construction and 45 on order in January 2008. Although the recent turmoil in the financial and commodities markets has caused some energy companies to choose not to exercise options for new rigs, it is expected that the vast majority of new offshore rigs under construction or on order will be completed. Deepwater rigs typically have contracts secured while under construction, and as such, begin earning money once they are completed. We expect the demand for our specialized products to continue to increase as oil and natural gas producers continue to invest in the infrastructure needed to commercially produce these deepwater reserves. We supply carbon conductor pipe that is required to begin the drilling of an offshore well and the high-grade structural pipe, plate, and sections that are required for the construction of drilling rigs, offshore platforms (both fixed and floating) and wellhead connections.

•

Increased focus on safety and stricter regulatory standards. With limited investment in refining, processing, and transmission infrastructure over the last 20 years, owners and operators face increasingly strict government regulations and safety and environmental requirements as they manage aging infrastructure. Ensuring compliance with these regulations requires higher rates of maintenance, repair, and replacement. Following a series of refinery accidents, increased regulations have mandated regular testing and maintenance for refinery facilities. Refinery operations must meet standards designed to prevent personal injury to workers from faulty equipment, and environmental damage from spills and fires. In a 2009 report, the American Petroleum Institute estimates that U.S. refinery operations spent $8.3 billion in 2007 toward maintaining compliance with environmental regulations. This ongoing, mandated expenditure has reduced the length of the equipment replacement cycle for refineries. In 2000, the U.S. Department of Transportation issued a new regulatory framework, the Pipeline Safety Improvement Act, which mandated comprehensive testing and replacement programs for transmission lines across the United States. As a result of these new regulations, companies are required to invest in training and new technology to monitor and improve the integrity of their pipelines. We believe that continued maintenance, testing and repair spending and new regulations for piping systems in refineries and pipeline transmission networks will drive demand for a significant portion of our products.

Our competitive strengths

We consider the following to be our principal competitive strengths:

•

Our global distribution model. Our global distribution model enables us to provide our customers with procurement and project management services wherever they need them all around the world. We believe that we distinguish ourselves from our competitors because we have built a global platform and broad product offering that combines local knowledge and presence to meet our customers’ needs for the purchase and delivery of high-performance specialty steel products. We efficiently procure and deliver a broad range of products, some that otherwise might require large orders with long lead times, to customers who may not have the relationships, resources or logistical support and who may not be purchasing in sufficient volume to independently procure supplies for their projects or MRO needs. In addition, we use our market knowledge, product expertise and vendor relationships to provide our customers with complete logistical support for their projects, including inventory management and just-in-time product delivery on a worldwide basis.

•

We have a knowledgeable and experienced sales force. We believe that our sales and support team has the knowledge and experience to provide valuable advisory support to our customers while meeting their product procurement requirements. In addition, many of our sales personnel have technical backgrounds and training related to our products. Our regional offices are staffed by personnel with knowledge of our customers’ product requirements, local market conditions and codes and regulations. Our sales specialists are skilled both in managing the intricate logistics inherent in complex projects and in anticipating and accommodating the expedited MRO requirements of our customers. This enables our customers to focus on the maintenance of their installed facilities and the engineering, design and construction elements of their projects with the knowledge that the components we provide will be delivered as they are needed.

•

We have strong vendor relationships. We are a volume purchaser of specialty steel products, and we believe that we serve as a critical link between our vendors and our customers. Many of the products we supply are difficult for individual customers to purchase on a cost-effective basis directly from manufacturers since the manufacturers tend to hold limited inventories and often require large orders and lengthy lead times for new production runs. We have demonstrated to our vendors that we are a consistent, high-volume purchaser of their products and a valuable, reliable sales channel. As a result, we believe we have developed strong, long-standing relationships and have negotiated preferred pricing and delivery terms with key vendors. We believe these relationships would be difficult for others to replicate. Although we concentrate our purchasing power on a select group of highly valued vendors, we currently have multiple sources for the products that we distribute and are not dependent on any single manufacturer.

•

Our management team is experienced and incentivized. Each member of our senior management team has more than 20 years of industry experience. In addition, many of our senior managers have experience that is specific to the relevant industries and geographies we serve and in acquiring and integrating new businesses. The compensation of our senior managers is tied to financial performance measures, which we believe aligns their interests with our shareholders. Following the closing of this offering, our senior management will own approximately              % of our common shares.

Our business strategy

We intend to continue to grow our business by utilizing the following strategies:

•

Increasing the size of our addressable market and our overall market presence. We will seek to attract new customers in the geographic areas and product markets we serve. We also intend to expand our overall specialty product offering to fit our customers’ planned capital expenditure requirements and meet their ongoing MRO needs. Lastly, we will continue to expand and further penetrate the geographic markets we serve by establishing new sales representative/distribution offices, entering into joint ventures and other similar arrangements, acquiring existing businesses, and increasing our sales force. Through these efforts we will seek to capture a higher portion of our customers’ overall spending on specialty products.

•

Leveraging our investment in people, locations, inventory and systems. We believe our global scale, specialty product offering, robust information systems and trained and experienced personnel combine to help our customers optimize their procurement practices. We will leverage this investment to gain share in existing, developed markets and to achieve greater penetration of emerging high-growth markets (particularly in those where we already have a presence). Our hiring practices, training, business systems, product additions, inventory and location development will be guided by the need to meet our customers’ requirements.

•

Optimizing our vendor relationships, purchasing and inventory levels. We will utilize our position as a leading global distributor to maintain suitable inventories and access to production of specialty steel products. We believe our steady order-flow of specialty products allows our vendors to optimize their production planning and encourages our vendors to give us preferred or sole channel access to their specialty products. We believe our customers and vendors appreciate this important and deep relationship we have in providing timely purchasing and availability of product to the markets we serve.

•

Pursuing opportunistic acquisitions, strategic investments, specialty product additions and global expansion. We will continue to seek opportunities to strengthen our platform through selective acquisitions, strategic investments and specialty product additions. In particular, we will consider investments that enhance our global presence and enable us to leverage our existing operations. We also intend to selectively expand existing offices and establish additional offices, particularly in Asia and South America, to facilitate our expansion into emerging markets and to better serve our growing customer base in these regions.

Geographical markets

Our global operations are managed through two geographic markets — the Western Hemisphere and the Eastern Hemisphere. Our Western Hemisphere market comprises one of our reportable segments, which was formerly referred to as the Americas reportable segment. The Eastern Hemisphere market is segregated further to derive our reportable segments for that geographic market, which include the UK (Europe/West Africa), Singapore (Asia/Pacific) and UAE (Middle East). We believe that these segments enable us to effectively serve our customers worldwide.

Western Hemisphere. Our Western Hemisphere operations are headquartered in Houston, Texas and operate through a regional and branch network in the United States and Canada. Sixteen of our Western Hemisphere locations stock inventory for distribution. For the year ended December 31, 2008, sales in our Western Hemisphere market comprised 67% of our total revenue for the period.

Eastern Hemisphere. Our Eastern Hemisphere operations are headquartered in Newbridge, Scotland and operate through a regional and branch network of locations in Europe, Asia/Pacific and the Middle East. In addition, our Bahraini joint venture operates in Saudi Arabia through a service contract arrangement. Five of our locations in the Eastern Hemisphere stock inventory. For the year ended December 31, 2008, sales in our Eastern Hemisphere market comprised 33% of our total revenue for the period.

See note 15 of the notes to our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding our sales and assets by geographical area.

Revenue sources

We do not manufacture any products. We are a distributor/reseller of our vendors’ manufactured products. Through our operating subsidiaries, we purchase specialty steel products from a number of vendors worldwide, but primarily from vendors located in Germany, Italy, Japan, South Korea and the United States. Our operating subsidiaries in the Western Hemisphere are primarily responsible for sales and fulfillment efforts for customers in the Western Hemisphere and our operating subsidiaries in the Eastern Hemisphere are primarily responsible for sales and fulfillment efforts for customers in the Eastern Hemisphere.

In anticipation of the aggregate future needs of our customers, we purchase specialty steel products in larger quantities that are efficient for our vendors to produce. We also purchase these products in smaller quantities in response to specific requests from our customers. In making purchasing decisions, we use general economic indicators, inquiries, orders and continuous interaction with our customers to help us determine customer usage patterns, expected delivery dates and the nature of active projects in the market. Our company-wide management information system assists us in evaluating historical usage, the inventory at each of our locations, and other purchasing data.

Our vendors generally use third-party freight carriers to ship these products to our customers at our direction or to us. When we ship products to our customers from inventory on hand, we also predominantly use third-party freight carriers.

We generate substantially all of our revenues from the sale of our products to third parties. Through third party service providers, we also offer a wide range of cutting and finishing services for our products. Our fees for these services are incorporated into our sales price. Freight costs are generally included in our sales price as well.

Products

We distribute specialty steel and alloy products for use primarily in specialized applications throughout the energy infrastructure markets. The products we sell are generally highly-engineered prime carbon or alloy steel pipe, pipe components, fittings and flanges, high-grade structural sections and plate and valves. These products are designed to withstand the effects of corrosive or abrasive materials and possess performance characteristics required in extreme operating conditions, including high pressure and extreme temperature environments. Our products are used in refining, petrochemical, offshore production, platform construction, power generation, mechanical construction, mining and certain other specific oil and natural gas applications. They are used for maintenance and repair projects, expansions of infrastructure and development projects. We maintain a broad inventory of more than 14,000 specialty products including a large selection of valves, components and more than 100,000 tons of pipes, plate and sections.

Primary products

Carbon and Alloy Steel Pipe. We offer a full range of seamless and welded carbon and alloy pipe used for high pressure, severe corrosion and temperature resistance applications for oil and natural gas gathering and transmission, refining, petrochemical, phosphate mining and power applications. Structural applications of our pipe offering include offshore jackets, topsides, jack up drilling rig braces and onshore production facilities. Down-hole applications include marine riser and conductor, booster line and annulus pipe.

Pipe Components, Fittings, and Flanges. We offer a complete line of carbon and alloy components, fittings and flanges used primarily to connect piping systems for high pressure, severe corrosion and temperature resistance applications for oil and natural gas gathering and transmission, refining, petrochemical, phosphate mining and power applications.

Structural Sections and Plate. Products offered include universal beams, columns, channels, flats, angles, hollow sections and specialty rolled quenched and tempered plates in engineered lengths, widths and thicknesses. The primary market served is conventional and severe service offshore and deep water drilling and production facilities. Principal end uses include offshore jackets, topsides, jack up drilling rigs and onshore production assemblies.

Valves. Our full line of ball, check, gate, globe, butterfly, needle, and plug valves are used to connect to piping systems regulating flow and pressure of various gases and fluids. End markets served include production, gathering, transmission, refining and certain industrial applications. When required, we offer full actuation packages.

Customers

We market products to more than 2,750 customers, who are involved throughout the complete scope of the energy industry and are located around the world. Our customers are generally large, well capitalized companies who are recognized as leaders in their respective industries. Our customers include engineering and construction firms, equipment fabricators, multi-national and national major integrated oil and natural gas companies, independent oil and natural gas companies, natural gas transmission and distribution companies, petrochemical companies, mining companies, oil sands developers, power generation companies and utilities, alternative energy providers and certain integrated MRO distribution companies. For the year ended December 31, 2008, our top ten customers accounted for approximately 26% of our total sales.

Customer support

Complete procurement and project management services. We believe that our customers require us to supply a full range of products to meet the needs of their complex applications. Accordingly, we are able to provide complete procurement services that we believe to be of significant value to our customers, particularly where the range of products required is beyond the scope of one or more distributors or manufacturers. We further believe that our customers appreciate the convenience of being able to place a single purchase order covering a full range of specialty products required for a project, rather than having to manage numerous providers.

We believe that we meet our customers’ requirements through the integration of our significant levels of stock with access to direct mill supply sources. Given our significant levels of stock, we can often fulfill many of our customers’ requirements immediately and expedite delivery. Our mill relationships allow us to efficiently source and deliver the products we do not have on hand. We believe that this full service approach maximizes material availability while retaining optimum project cost controls. We also offer a wide range of cutting and finishing services primarily through third parties.

Maintenance and repair operations. Our business model allows us to meet the ongoing MRO needs of our clients’ installed facilities. Our large inventory of specialized steel products in strategic global locations can provide the immediate delivery of solutions that fit our customers’ requirements, which are often time-sensitive. We also maintain the ability to access inventories globally, allowing our offices to ship from any of our locations.

Logistics. Our customers’ requirements for delivery to various fabrication destinations and ultimate end-use locations are often complex and time-sensitive. We provide extensive project management support, coordinated shipping expertise and if required, rapid just-in-time delivery of maintenance and repair components. Our regional and branch networks allow us to respond to our customers’ global logistical needs with local contacts and assistance and to fulfill both project and quick ship requirements.

Sales and marketing

Our sales force operates under a regional branch model. The regional managers employ a mix of branch managers and inside and outside sales representatives in their respective territories. The sales representatives are located at various branch locations and are responsible for order solicitation, account and relationship management and market development. The regional managers have responsibility for pricing, order placement and fulfillment, logistics, customer service, business development and marketing strategies. Regional managers report to geographic market executives who have responsibility for the management, implementation and execution of our sales and marketing strategy.

Geographical executives and their regional managers are assisted by warehousing and logistics personnel and by a product and inventory management team that is responsible for procurement, pricing, product forecasting, inventory control and vendor development.

Vendors

We have mutually beneficial, longstanding relationships with an established network of vendors. This network of vendor relationships enables us to stock and distribute a considerable breadth of products. For the year ended December 31, 2008, approximately 44% of our purchases were from our top ten vendors. Focusing our purchasing power on certain vendors’ specialty product niches has resulted in favored status with our vendors in regard to lead times, discounts and payment terms. As we continue to strengthen our vendor relationships, we are able to devote increased resources to providing our customers with products that are of greater importance to their business and have fewer substitutes. Although we concentrate our purchasing power on a select group of highly valued vendors, we have multiple sources for the products we distribute and are not dependent on any single vendor.

We are a volume purchaser of high-specialty steel products and provide significant value-added support as an intermediary between high-grade steel manufacturing vendors and end-users. There are a limited number of vendors with the capabilities to produce these steel products, and we believe that we have demonstrated to our vendors over time that we are a high quality, reliable and high-volume purchaser of their products. In addition, our significant participation in large long-term projects enables us to plan our purchases and provides our vendors with critical visibility to schedule their production. As a result, we have developed strong, longstanding relationships with an established network of steel manufacturing vendors that we believe would be difficult for others to replicate.

Intellectual property

We have applied to register the EDGEN MURRAY™ mark in the United States and critical markets in Europe, Asia, Australia and the Middle East, and are in the process of applying for registration of the mark in Canada, Mexico and South America. We claim common law rights in the EDGEN MURRAY™ mark in those jurisdictions that recognize trademark rights based on use without registration. We also claim common law trademark rights to a number of other names and marks important to our business, including Edgen™, Bartow Steel™, Resource Pipe Co.™, SISCO™, Thomas Pipe™, Pro Metals™ and Radnor Alloys™, although we have not applied for federal or international registration for them.

We recognize the importance to our business of the various intellectual property rights, including trademarks, that we use. While we acknowledge that the statutory rights arising from a successful trademark registration generally gives greater certainty as to the ownership of the registered mark as well as making enforcement of the owner’s rights against third parties easier than if it had to rely on the enforcement of its unregistered rights in the mark, we nevertheless believe that adequate protection of the goodwill in the marks used by our business is afforded through the various unregistered rights that are acquired simply by use over a period of time in a number of the jurisdictions in which we operate. Where intellectual property rights used by our business are not owned by us, we have entered into licensing arrangements with the relevant owner.

Employees

As of December 31, 2008, our workforce consisted of 522 full-time employees, of whom 142 are sales personnel. We employ 370 people in the Western Hemisphere and 152 employees in the Eastern Hemisphere. We are not a party to any collective bargaining agreements, and we consider our relations with our employees to be good.

Competition

Our products are sold in highly competitive markets. Companies in the markets in which we operate compete primarily on customer service, access to materials, price and ability to deliver products in a timely manner. Purchase decisions are also influenced by previous experience with a particular distributor and a distributor’s ability to supply the full range of pipes, pipe components, tubes, plate, valves and sections.

In our Western Hemisphere market, our primary competition comes from numerous smaller, privately-owned regional distributors and in some cases, subsidiaries of large publicly-held companies. Our major competitors in our UK (Europe/ West Africa) segment are generally trading companies that are owned by large international steel producers. Although these competitors may have significantly greater resources than us, they do not maintain stocks of readily available products that compete with the range of products we offer. In our UAE (Middle East) segment, our principal competitors are locally owned distributors, except in the case of our specialty plate products where we again compete with trading companies owned by various steel makers. Finally, our Singapore (Asia/Pacific) segment competes across our product lines with trading companies owned by various steel makers and, to a lesser extent, with local Singapore based distributors.

We believe that none of our competitors offer the depth and breadth of specialty steel products in stock that we offer in any particular market. Although we have competitors with respect to many of the specific products we offer in specific markets, who may be larger and have greater resources than we do, we believe that no competitor or small group of competitors is dominant in any of our markets. While we must be price competitive in all of our markets, we believe that our customers select our products based on local leadership, the product knowledge of our staff, and our broad product offering of specialty products.

Worldwide presence

We currently own or lease facilities in eight countries: Australia, Canada, China, Indonesia, Singapore, United Arab Emirates, United Kingdom and United States. We have sales offices in each of these countries. Twenty of our facilities stock inventory, including 14 in the United States, two in the United Kingdom, two in Canada, one in the United Arab Emirates and one in Singapore. We also have a stocking facility at one of our customer’s sites in Baku, Azerbaijan.

We use agents in Abu Dhabi, Brunei, China, India, Indonesia, New Zealand, Qatar, Saudi Arabia, South Korea and Vietnam, whose properties are neither owned nor leased by us. We have a branch office in Sharjah, United Arab Emirates which has no permanent physical presence. We lease residential premises as staff accommodations in the United Arab Emirates. We also have a joint venture in Saudi Arabia that has no physical presence.

The following table provides a summary of our facilities:

Summary of leased and owned facilities

Location	Building (sq. ft.)	Lease/ Own	Lease Expiration	Facility description
Company Headquarters
Baton Rouge, Louisiana	17,410	Lease	2013	Office

Western Hemisphere
Houston, Texas	15,788	Lease	2014	Office
Baton Rouge, Louisiana	7,560	Lease	2010	Office/Warehouse
Broussard, Louisiana	4,500	Lease	2010	Office/Warehouse
Charlotte, North Carolina	12,550	Lease	2011	Office/Warehouse/Yard
Calgary, Alberta	425	Lease	2012	Office
Edmonton, Alberta	16,078	Lease	2010	Office/Warehouse
Edmonton, Alberta	NA	Lease	2014	Yard
Henderson, Colorado	2,500	Lease	2010	Office/Warehouse/Yard
Houston, Texas	51,000	Lease	2014	Office/Warehouse/Yard
Houston, Texas (1)	17,750	Lease	2012	Office/Warehouse/Yard
Houston, Texas	22,191	Lease	2012	Office/Warehouse
Houston, Texas	NA	Lease	2014	Yard
Anaheim, California	13,200	Lease	2013	Office/Warehouse
Mulberry, Florida	46,816	Own	NA	Office/Warehouse/Yard
Mulberry, Florida	NA	Lease	2010	Yard
Odessa, Texas	5,000	Lease	2012	Office/Warehouse/Yard
Port Allen, Louisiana	9,500	Own	NA	Office/Warehouse/Yard
St. Charles, Illinois	22,000	Lease	2011	Office/Warehouse
St. Louis, Missouri	2,800	Lease	2012	Office/Yard
Conshohocken, Pennsylvania	4,175	Lease	2012	Office

Eastern Hemisphere
Newbridge, Scotland	210,000	Lease	2030	Office/Warehouse/Yard
Darlington, England	2,000	Own	NA	Office
Kirknewton, Scotland	NA	Own	NA	Yard
Jakarta, Indonesia	1,250	Lease	2009	Office
Perth, Australia	1,287	Lease	2010	Office
Shanghai, China	1,152	Lease	2011	Office
Tuas, Singapore	71,687	Lease	2056	Office/Warehouse
Jebel Ali, Dubai, UAE	2,660	Lease	2009	Office/Yard

(1)	No operations at this time, as location is currently being subleased to a third party.

We operate facilities that enable us to provide highly efficient and timely services to our customers. In 2008, we invested more than $8.0 million in these facilities. This modernization results in increased operating efficiency, which we believe gives us a cost advantage over many of our competitors.

Our facilities are equipped to handle several modes of transportation including truck, rail and barge, and many facilities are in close proximity to deep water ports such as Houston, Texas; Tuas, Singapore; Jebel Ali, Dubai; New Orleans and Baton Rouge, Louisiana; Tampa, Florida; Los Angeles, California; and Grangemouth and Leith, Scotland. Shipping by rail or barge significantly lowers freight costs. Nearly all of our facilities have processing capabilities such as saw cut to length and oxy-fuel and plasma cutting, thereby enabling us to perform value-added service at the point of sale in most cases. Pick and ship capabilities are employed at our larger distribution centers.

All of our locations are certified to ISO 9001-2000 (Quality Management) and a number of our locations are additionally certified to ISO 14001-2004 (Environmental Management) and/or ISO AS/NZS 4801:2001 or OHSAS 18001:1999 (Safety Management) and the Achilles Joint Qualification System for suppliers to the oil industry in Norway and Denmark.

Information technology

We have an advanced information technology (IT) platform to help us manage our business. As a distributor, our primary operational focus is order management and our systems are designed to streamline the logistics involved with obtaining products from our vendors, tracking those products within our sizable inventory and delivering those products to our customers. This system uses bar coded tags and wireless handheld scanners to track the inventory in our major distribution facilities and allows our salespeople to quickly ascertain what products are available and where those products are located. The system allows for efficient pick and ship execution and is accessible from all of our locations worldwide.

In our Western Hemisphere market, business functions including order management, procurement, inventory control, accounting and finance operate on a unified Oracle platform. The 2007 acquisitions of PetroSteel and EVS have been fully integrated into this system. In our Eastern Hemisphere market, we operate under a separate ERP and financial system. Financial consolidation packages are being implemented to streamline the consolidation process between the two financial systems used in our Eastern and Western Hemisphere market. We have also begun the process of integrating both hemispheres into a single global platform using the Oracle EBS platform and expect to complete integration by year end 2009.

The combined system is well-protected against service disruptions. All production servers utilize highly-available components, minimizing single points of failure. The primary data center in Baton Rouge is further protected with redundant cooling, battery backup, generator power and carded access. Finally, a full disaster recovery site is leased in Dallas, Texas in the event the Baton Rouge systems are disrupted for an extended period of time.

Legal proceedings

We are from time to time a party to various claims and legal proceedings related to our business. It is not possible to predict the outcome of these claims and proceedings. However, there are no current material claims or legal proceedings pending against us that, in the opinion of our management, are likely to have a material adverse effect on our business, financial condition, results of operations or liquidity.

Environmental matters

Our operations are subject to various laws and regulations relating to environmental concerns. As with other companies engaged in like businesses, the nature of our operations exposes us to the risk of liabilities or claims with respect to environmental matters, including those relating to the disposal and release of hazardous substances. Primary US environmental laws that our operations may be subject to include the federal Clean Water Act and comparable state laws, and regulations thereunder, which regulate the discharge of pollutants into regulated waters, including industrial wastewater discharges and storm water runoff; the federal Resource Conservation and Recovery Act and comparable state laws, and regulations thereunder, which regulate the management and disposal of solid and hazardous waste; and the federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and regulations thereunder, which imposes liability for the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or locations to which we have sent waste for disposal. Our operations are also governed by laws and regulations relating to workplace safety and worker health which, among other things, regulate employee exposure to hazardous chemicals in the workplace. In addition, our operations are subject to similar non-US environmental and worker health laws. Failure to comply with these laws and regulations or newly adopted laws or regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations or imposing additional compliance requirements on such operations. Certain environmental laws, including CERCLA and analogous state laws and regulations, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances, hydrocarbons, or other waste products into the environment. Management believes that our operations are in substantial compliance with environmental laws and regulations applicable to us.

We have not made any material expenditures during the last three fiscal years in order to comply with environmental laws or regulations. Based on our experience to date, we believe that the future cost of compliance with existing environmental laws and regulations will not have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity. However, we cannot predict what environmental or health and safety legislation or regulations will be enacted in the future or how existing or future laws or regulations will be enforced, administered or interpreted, nor can we predict the amount of future expenditures that may be required in order to comply with such environmental or health and safety laws or regulations or to respond to such environmental claims.

Seasonality

Some of our customers are in seasonal businesses, especially those customers who purchase our products for use in new capital expenditure projects at refineries, oil and natural gas infrastructure, and processing and power generation plants. As a consequence, our results of operations and working capital, including our accounts receivable, inventory and accounts payable, may fluctuate during the year. However, because of our geographic, product and customer diversity, our operations have not shown any material seasonal trends. We believe that our significant operations around the world moderate our seasonality. In addition, our sales for MRO tend not to be seasonal, and mitigate the overall effects of seasonality on our business. Sales in the months of November and December traditionally have been lower than in other months because of a reduced number of working days for shipments of our products and holiday closures for some of our customers. We cannot assure you that period-to-period fluctuations will not occur in the future. Results of any one or more quarters are, therefore, not necessarily indicative of annual results.

Working capital practices

Volatility in the specialty pipe, pipe components, and high-grade structural steel industry and the price of high-grade steel tubes, valves, plate and sections used in the offshore oil and natural gas industry, from time to time, can result in significant fluctuations in cash flow supporting our working capital levels. Inventory and accounts receivable comprise a large percentage of our total assets and can vary significantly from quarter to quarter. At December 31, 2008 and 2007, inventory and accounts receivable represented approximately 68.3% and 61.4%, respectively, of total assets excluding cash. See “Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources.”

Our history and formation

Through our predecessor companies, we have been in the business of distributing specialty steel products for more than 30 years.

The Buy-out Transaction. On February 1, 2005, a corporation formed by Fund III and certain members of our management acquired the business of one of our predecessors, Edgen Corporation.

Acquisition of Western Flow Products, Inc. In July 2005, we significantly expanded our presence in Canada through the acquisition of Western Flow Products, Inc., a specialty steel distributor in Alberta.

Formation of Edgen/Murray, L.P. and the MIM Acquisition. On December 16, 2005, we acquired Murray International Metals Limited, a UK-based leading global distributor of high-grade steel products primarily to the offshore oil and natural gas industry. To effect this acquisition, we formed a new parent holding company, Edgen/Murray L.P. The acquisition of Murray International Metals Limited gave us an enhanced global presence and eventually led us to change our name to Edgen Murray.

Recapitalization Transaction and the acquisition of PetroSteel. On May 11, 2007, Edgen Murray II, L.P., a newly formed holding company, acquired our business in a transaction led by Fund IV. Although the funds that comprise

Fund IV are also managed by JCP, they are not the same as the funds that comprise Fund III that led the Buy-out Transaction. We also acquired PetroSteel on May 11, 2007, which allowed us to fill out the uppermost ranges of our steel plate product line.

Acquisition of EVS. In August 2007, we acquired EVS to further expand our product line into the specialty valve business.

Formation of Edgen Murray Limited and the Contribution. Edgen Murray Limited was incorporated in August 2008 as an exempted company under Bermuda law to serve as a future holding company for our non-North American subsidiaries. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Edgen Murray Limited will also become the holding company for our North American subsidiaries as a result of the Contribution and, as our new parent holding company, will serve as the issuer in this offering.

See “Certain relationships and related person transactions.”

Management

Directors and senior management

The following table sets forth the names, ages and titles, as well as a brief account of the business experience, as of the date of this prospectus, of the members of our board of directors and our senior management:

Name	Age	Position
Daniel J. O’Leary	53	Chairman, President, Chief Executive Officer and Director
David L. Laxton, III	59	Executive Vice President and Chief Financial Officer
Craig S. Kiefer	54	Executive Vice President — General Manager, Western Hemisphere
Kenneth A. Cockburn	56	Executive Vice President — Managing Director, Eastern Hemisphere
Michael F.A. Craig	42	Deputy Managing Director, Eastern Hemisphere and Managing Director, Asia/Pacific — Eastern Hemisphere
Nicholas Daraviras	35	Director
James L. Luikart	64	Director
Edward J. DiPaolo	56	Director

Daniel J. O’Leary, Chairman, President, Chief Executive Officer and Director, has been involved in the steel pipe and distribution industries for more than 30 years. Mr. O’Leary was appointed as Edgen Murray Limited’s Chairman, President and Chief Executive Officer in September 2008. Since August 2003, he has served as the President and Chief Executive Officer of our predecessor companies and as a member of the boards of directors of those predecessor companies since February 2003. He joined Edgen Corporation as President and Chief Operating Officer in January 2003. Prior to joining Edgen Corporation, Mr. O’Leary served as President and Chief Operating Officer of Stupp Corporation, an independent manufacturer of electric-resistance welded custom steel line pipe, from 1995 to 2002. Prior to joining Stupp Corporation, he was Executive Vice-President and Chief Operating Officer of Maverick Tube Corporation, a pipe manufacturing company. He has also held management and executive positions with Red Man Pipe & Supply Company and Lone Star Steel Company. Mr. O’Leary is a former Vice-Chairman of the Committee on Pipe and Tube Imports and a member of the National Association of Steel Pipe Distributors. Mr. O’Leary is a graduate of the University of Tulsa with a B.S. in Education.

David L. Laxton, III, Executive Vice President and Chief Financial Officer, has more than 20 years of experience in industrial distribution. Mr. Laxton was appointed as Edgen Murray Limited’s Executive Vice President and Chief Financial Officer in September 2008. Prior to these appointments, Mr. Laxton served as the Executive Vice President and Chief Financial Officer of our predecessor companies since joining the company in 1996. Prior to joining the company, Mr. Laxton served as Chief Financial Officer of a distributor of tube fittings, controls and filtration products from January 1991 to December 1996. Mr. Laxton has also held consulting positions with a big four accounting firm and with an investment banking firm. Mr. Laxton is currently Vice Chairman of American Gateway Bank and is the former president of the Baton Rouge Chapter of the National Association of Purchasing Management. Mr. Laxton received a B.A. in History and an M.S. in Accounting from Louisiana State University.

Craig S. Kiefer, Executive Vice President — General Manager, Western Hemisphere, has more than 30 years of experience in the industrial distribution market and manages our Western Hemisphere business. Mr. Kiefer joined Edgen Corporation in April 2002 as the President of Service Industrial Supply Co. He was promoted to President of Edgen Corporation’s Carbon Products Group in March 2003 and became Executive Vice President — General Manager, Western Hemisphere in January 2008. Prior to joining the company, Mr. Kiefer was President and Chief

Executive Officer of Service Industrial Supply Co., which he formed in 1979 and which was acquired by Edgen Corporation in 2002.

Kenneth A. Cockburn, Executive Vice President — Managing Director, Eastern Hemisphere, has been involved in the steel pipe and distribution industries for nearly 30 years and manages our Eastern Hemisphere business. Mr. Cockburn was appointed as Edgen Murray Limited’s Executive Vice President — Managing Director, Eastern Hemisphere in September 2008. Mr. Cockburn joined Murray International Metals Limited in 1977 and was appointed to that company’s board of directors in 1986. Mr. Cockburn was promoted to Managing Director of Murray International Metals Limited in 1991 and became Executive Vice President — Managing Director, Eastern Hemisphere in January 2008. Mr. Cockburn has announced his retirement effective July 31, 2009 at which time Mr. Craig will assume the position of Managing Director, Eastern Hemisphere.

Michael F.A. Craig — Deputy Managing Director, Eastern Hemisphere and Managing Director, Asia/Pacific — Eastern Hemisphere, has been involved in the steel manufacturing, pipe and distribution industries for more than 20 years and manages our Asia/Pacific region within our Eastern Hemisphere market which includes our regional head office in Singapore along with our Australian, Chinese, and Indonesian sales offices. Mr. Craig was appointed as Edgen Murray Limited’s Deputy Managing Director, Eastern Hemisphere and Managing Director, Asia/Pacific —Eastern Hemisphere in September 2008. Effective August 1, 2009, Mr. Craig will be appointed Managing Director, Eastern Hemisphere. Mr. Craig joined Murray International Metals Limited in November 1989 from British Steel plc. Mr. Craig was promoted to Managing Director of Murray International Metals Pte. Limited in 2002 and became Managing Director, Asia/Pacific — Eastern Hemisphere in 2006 and Deputy Managing Director, Eastern Hemisphere in 2008. Mr. Craig received his Honours Degree in Engineering from The University of Stratchclyde (Glasgow, United Kingdom) in 1987.

Nicholas Daraviras, Director, was appointed to Edgen Murray Limited’s board of directors in September 2008 and has previously served on the board of directors of our predecessor companies since February 2005. Mr. Daraviras is a Managing Director of JCP. He joined JCP in 1996. Mr. Daraviras also serves as a director of The Sheridan Group, Inc. Mr. Daraviras received his B.S. and an M.B.A. from The Wharton School of the University of Pennsylvania.

James L. Luikart, Director, was appointed to Edgen Murray Limited’s board of directors in September 2008 and had previously served on the board of directors of our predecessor companies since February 2005. Mr. Luikart is Executive Vice President of the general partner of Fund IV and one of the managing members of JCP. Mr. Luikart joined JCP in 1995 after spending more than 20 years with Citicorp, the last seven years of which were as Vice President of Citicorp Venture Capital, Limited. Mr. Luikart also serves as a director of The Sheridan Group, Inc. Mr. Luikart received a B.A. in History, magna cum laude from Yale University and an M.I.A. from Columbia University.

Edward J. DiPaolo, Director, was appointed to Edgen Murray Limited’s board of directors in September 2008 and had previously served on the board of directors of Edgen Corporation from June 2001 until December 2004 and has served on the board of directors of our predecessor companies after the Buy-out Transaction since August 2005. Mr. DiPaolo has more than 25 years of experience in energy services through his employment with Halliburton Energy Services where he held several positions including Group Senior Vice President of Global Business Development and Senior Vice President of Global Business Development. In 2002, Mr. DiPaolo retired from Halliburton Energy Services. Since August of 2003, Mr. DiPaolo has provided consulting services to Growth Capital Partners, L.P., a company engaged in investments and merchant banking. Mr. DiPaolo currently serves as a director of Superior Well Services, Inc., Evolution Petroleum Corporation and Boots & Coots International Well Control, Inc. Mr. DiPaolo received a B.S. in Agricultural Engineering from West Virginia University.

Composition of our board of directors

Since the formation of Edgen Murray Limited in August 2008, the board of directors has taken action solely by written consent and has not held any meetings. Our directors are elected at annual general meetings of our shareholders and serve until their successors are elected or appointed, unless their office is earlier vacated. Our bye-laws provide that our board of directors will consist of seven directors or such greater or lesser number as our board of directors, by resolution, may from time to time determine, provided that, at all times there shall be no fewer than three directors. Upon consummation of this offering, our board will be divided into three classes, as described below, with each director serving a three-year term and one class being elected at each year’s annual general meeting. Messrs. Daraviras and Luikart will serve initially as Class I directors, (with a term expiring in             ). Messrs.                      and              will serve initially as Class II directors (with a term expiring in             ). Messrs.                      and              will serve initially as Class III directors (with a term expiring in             ).

No later than twelve months after we list our common stock on the NYSE, a majority of our directors will be required to meet NYSE independence standards. In 2009, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. We believe that Mr. DiPaolo meets these independence standards. We intend to appoint three additional independent directors within twelve months following this offering.

Pursuant to our bye-laws and an investor rights agreement we intend to enter into prior to the closing of this offering, as long as JCP or funds managed by JCP beneficially own at least 5% of our then-outstanding common shares, JCP will be entitled to certain observer rights. See “Certain relationships and related party transactions — Investors and registration rights agreement.”

Committees of the board of directors

Currently, we do not have a standing audit committee, compensation committee or corporate governance and nominating committee. We anticipate that, prior to the closing of this offering, our board of directors will establish an audit committee, a compensation committee and a corporate governance and nominating committee. No later than twelve months following this offering, all of the members of these committees will be required to meet SEC and NYSE independence requirements.

Audit committee

Our audit committee will be responsible for overseeing our financial reporting processes on behalf of our board of directors. Our independent registered public accounting firm will report directly to our audit committee. Specific responsibilities of our audit committee will include, among other things:

•

evaluating the performance, and assessing the qualifications, of our independent registered public accounting firm and recommending to our board of directors the appointment of, and compensation for, our independent registered public accounting firm for the purpose of preparing or issuing a registered public accounting firm report or performing other audit, review or attest services;

•

subject to the appointment of our independent registered public accounting firm by our shareholders, determining and approving the engagement of, and compensation to be paid to, our independent registered public accounting firm;

•

determining and approving the engagement, prior to the commencement of such engagement, of, and compensation for, our independent registered public accounting firm to perform any proposed permissible non-audit services;

•

reviewing our financial statements and management’s discussion and analysis of financial condition and results of operations and recommending to our board of directors whether or not such financial statements and management’s discussion and analysis of financial condition and results of operations should be approved by our board of directors;

•	conferring with our independent registered public accounting firm and with our management regarding the scope, adequacy and effectiveness of internal control over financial reporting in effect;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•

reviewing and discussing with our management and independent registered public accounting firm, as appropriate, our guidelines and policies with respect to risk assessment and risk management, including our major financial risk exposures and investment and hedging policies and the steps taken by our management to monitor and control these exposures; and

•	reviewing our compliance with environmental, health and safety and other laws and regulations that may have an impact on our financial results.

Compensation committee

Specific responsibilities of our compensation committee will include, among other things:

•	reviewing and making recommendations to our board of directors with respect to our senior management in relation to their:

•	annual base salary;

•	annual incentive bonus, including the specific goals and amount;

•	equity compensation;

•	employment agreements, severance arrangements and change in control agreements/provisions; and

•	other benefits, compensations, compensation policies or arrangements;

•	reviewing and making recommendations to our board of directors regarding general compensation goals and guidelines for employees and the criteria by which bonuses to employees are determined;

•	overseeing management succession planning;

•	preparing any report on compensation to be included in our periodic filings or proxy statement; and

•

acting as administrator of our amended equity incentive plan and determining its use, from time to time, as a form of incentive compensation for those entitled to receive grants of stock options and other benefits under that plan.

Corporate governance and nominating committee

Specific responsibilities of our corporate governance and nominating committee will include, among other things:

•	reviewing board structure, composition and practices, and making recommendations on these matters to our board of directors;

•	reviewing, soliciting and making recommendations to our board of directors and shareholders with respect to candidates for election to the board;

•	reviewing the compensation payable to board and committee members and providing recommendations to our board of directors in regard thereto; and

•	developing and reviewing a set of corporate governance principles for our company.

We anticipate that the corporate governance and nominating committee will adopt a policy of considering director nominees recommended by shareholders who timely submit such recommendations and other required information in accordance with requirements set forth in our bye-laws.

Executive compensation

Compensation discussion and analysis

Introduction

This Compensation Discussion and Analysis (“CD&A”) provides an overview of our executive compensation program and a description of the material factors underlying the decisions which resulted in the 2008 compensation of our Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and the other three executive officers who were the highest paid during 2008 (collectively, the “named executive officers”) as presented on the tables which follow this CD&A. This CD&A contains statements regarding our performance targets and goals. These targets and goals are disclosed in the limited context of our compensation program and should not be understood to be statements of management’s expectations or estimates of financial results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Compensation philosophy and objectives

Our compensation program for named executive officers is designed to attract, motivate and retain individuals with the skills necessary for us to achieve our business plan and increase shareholder value, to provide and reward those individuals whose contributions enhance the Company’s results and to align named executive officer remuneration with the interests of the shareholders. Our compensation philosophy includes (i) setting base salaries at levels consistent with those of comparable companies to attract and retain named executive officers and (ii) aligning the performance-based compensation at levels designed to promote executive contribution to shareholder value. It is also designed to encourage our named executive officers to focus on both the short-term and long-term performance goals of the Company and its shareholders through an annual performance-based cash bonus that focuses on short-term and long-term performance goals and equity-based incentive compensation that focuses on long-term performance goals.

Compensation process

Historically, as a private company, we have not had a formal compensation committee. Rather, Messrs. Daraviras, Luikart and DiPaolo (for purposes of this section, the “Committee”) have overseen the design and implementation of the Company’s compensation program for named executive officers and were charged with setting total compensation for all named executive officers including base salaries, incentive compensation and benefits at levels designed to meet the objectives of our executive compensation program. Although there was no formal meeting procedure, during 2008, the Committee had numerous informal calls, discussions and meetings in order to perform its duties and responsibilities.

The members of the Committee have significant experience with evaluating and setting compensation arrangements for executives. Accordingly, the Committee historically has not utilized a formal benchmarking process or the services of a compensation consultant to set the compensation levels of the named executive officers.

In light of this offering, the Committee has engaged Longnecker & Associates, an executive compensation consulting firm, to review our compensation program for named executive officers. After completion of this offering, we anticipate that the new compensation committee will review the results of the compensation report and determine what action, if any, will be taken in light of the results of the report and the recommendations contained therein.

Prior to the closing of this offering, we anticipate that our board of directors will formally establish a compensation committee to consist of at least three directors and will adopt a formal charter for our compensation committee. The composition of the compensation committee will satisfy the independence requirements of the NYSE that it have at least one independent director on the listing date, a majority of independent directors within 90 days after that date and full compliance within one year after that date. See “Management — Committees of the board of directors — Compensation committee.”

Role of Chief Executive Officer in compensation decisions

Our Chief Executive Officer recommends levels of compensation for the other named executive officers. However, the Committee makes the final determination regarding the compensation of all named executive officers. Compensation for the Chief Executive Officer is determined by the Committee and generally reassessed on an annual basis.

Elements of compensation

Our executive compensation program is comprised of the following elements, each of which is discussed in more depth in the paragraphs that follow:

•	Base Salary;

•	Annual Performance-Based Cash Bonuses;

•	Equity-Based Incentive Compensation;

•	Perquisites; and

•	General Employee Benefits.

We have entered into employment contracts with each of our named executive officers. In addition to the compensation components listed above, these contracts generally provide for post-employment severance payments and other benefits in the event of employment termination under various circumstances.

Base salary. Base salaries are provided to our named executive officers to compensate them for services rendered during the year. Base salaries of our named executive officers are established upon hire, based on the executive’s compensation history, prior compensation levels for the position, available market data and our hiring needs. Base salaries are reviewed on an annual basis and increases, if any, are determined based on a combination of factors, including the executive’s experience level, job responsibility, salary levels for other executives, and the individual’s efforts in achieving business results.

Salaries for 2008 have been established for our named executive officers at $446,250 for Mr. O’Leary, $325,000 for Mr. Laxton, $285,000 for Mr. Kiefer, £326,692 ($605,589) for Mr. Cockburn and £120,000 ($222,444) for Mr. Craig.

Annual performance-based cash bonus. The Company maintains an Annual Performance-Based Cash Bonus Plan (the “Cash Bonus Plan”) for eligible employees, including named executive officers, in order to motivate such employees to achieve designated annual financial targets. We believe the Cash Bonus Plan is an essential component of the Company’s executive compensation policy because it assists the Company in attracting, motivating, and retaining qualified executives by providing additional earning opportunities based on the named executive’s contributions to the Company’s financial success through the achievement of targeted EBITDA and working capital thresholds.

On an annual basis, the Company’s CEO and CFO make recommendations to the Committee on the targeted EBITDA and working capital thresholds based on current market conditions and potential strategic initiatives, taking into account how the annual EBITDA target will contribute to the Company’s long-term performance goals. Dependent upon the named executive officer’s scope of authority, the EBITDA target and working capital thresholds may be set at a Company, division or other business unit level. The Committee has final approval of the EBITDA target and working capital threshold. In addition, the Committee has discretion to adjust awards or the computation of the EBITDA target and working capital thresholds based on factors outside of the control of individual participants if considered appropriate by the Committee.

The annual EBITDA target performance level was determined by a budgeting process that involved the evaluation of current and anticipated market trends related to customers and vendors, and an evaluation of general company expenses in support of business objectives for that performance year. We believe that our EBITDA targets are moderately difficult to achieve. The Committee attempts to set our EBITDA targets so that the relative difficulty of achieving the targets is consistent among the named executive officers in any one year and from year to year. In the past three years, each named executive officer has achieved a performance level that entitled him to some portion or all of his target bonus award.

For 2008, the terms of the Cash Bonus Plan applicable to Messrs. O’Leary, Laxton and Kiefer (the “US named executive officers”) were as follows: If actual EBITDA was less than or equal to the minimum EBITDA (50% of target EBITDA), the US named executive officer was not entitled to any bonus. If, however, the EBITDA was greater than the minimum EBITDA, then the US named executive officer was entitled to receive a bonus in an amount equal to 2% of the US named executive officer’s annual target bonus for each 1% of EBITDA in excess of the minimum EBITDA. US named executive officers were eligible to earn an additional 1% of the target bonus for each 1% that actual EBITDA exceeded the target EBITDA. The EBITDA target applicable to Messrs. O’Leary, Laxton and Kiefer was based on total Company EBITDA. The annual target bonus for each of the US named executive officers was 100% percent of his annual base salary.

For Messrs. O’Leary and Laxton only, if the Company’s actual working capital exceeded the Company’s working capital threshold targets, then their bonus could be reduced. Working capital is calculated as the sum of accounts receivable and inventories less the sum of trade accounts payable and accrued expenses, expressed as a percent of consolidated sales. The executive’s target bonus could not be reduced by more than 20%. For the year ended December 31, 2008, actual working capital did not exceed the Company’s working capital threshold targets.

The following table sets forth the EBITDA targets and actual percentage of bonus paid to each of Messrs. O’Leary, Laxton and Kiefer for the years ended December 31, 2008, 2007 and 2006:

(in millions)

		Minimum EBITDA	Target EBITDA		Actual Percentage of Bonus Paid (1)
O’Leary	2008	$66.0	$132.0	(2)	134%
	2007	$60.5	$121.0	(2)	94%
	2006	$8.8	$44.2	(2)	104%

Laxton	2008	$66.0	$132.0	(2)	134%
	2007	$60.5	$121.0	(2)	94%
	2006	$8.8	$44.2	(2)	104%

Kiefer	2008	$66.0	$132.0	(2)	134%
	2007	$35.0	$70.0	(3)	70%
	2006	$8.8	$44.2	(3)	104%

(1)	The actual bonus amount paid to each of Messrs. O’Leary, Laxton and Kiefer under the Company’s Cash Bonus Plan for 2008, 2007 and 2006 is set forth in the Summary Compensation Table, under the column “Non-Equity Incentive Plan Compensation.”

(2)	Target EBITDA is based on total Company EBITDA, as adjusted for the acquisition of PetroSteel in the case of 2007.

(3)	Target EBITDA is based on Company EBITDA in the Western Hemisphere, as adjusted for the acquisition of PetroSteel in the case of 2007.

For Messrs. Cockburn and Craig, the target EBITDA was based on total Company EBITDA in 2008 and on Company EBITDA in the Eastern Hemisphere in 2007 and 2006. If the actual applicable EBITDA was less than or equal to the minimum target EBITDA (60% of target EBITDA), Messrs. Cockburn and Craig were not entitled to any bonus. If target EBITDA was greater than the minimum EBITDA, then they were eligible to receive a bonus in an amount equal to 2.5% of their annual target bonus for each 1% of EBITDA in excess of the minimum. Messrs. Cockburn and Craig were eligible to earn an additional 2.5% of the target bonus for each 1% that actual EBITDA exceeded the target EBITDA, however, the maximum bonus payable to Messrs. Cockburn and Craig was 100% and 150% of base salary, respectively. The annual target bonus for Messrs. Cockburn and Craig was 50% and 75%, respectively, of their annual base salary.

The following table sets forth the EBITDA targets and actual percentage of bonus paid to each of Messrs. Cockburn and Craig for the year ended December 31, 2008, 2007 and 2006:

(in millions)

		Minimum Regional EBITDA	Target EBITDA		Actual Percentage of Bonus Paid (1)
Cockburn	2008	$66.0	$132.0	(2)	93%
	2007	$30.6	$51.0	(3)	128%
	2006	£9.5	£18.9	(3)	165%

Craig	2008	$66.0	$132.0	(2)	139%
	2007	$30.6	$51.0	(3)	128%
	2006	£9.5	£18.9	(3)	165%

(1)	The actual bonus amount paid to each of Messrs. Cockburn and Craig under the Company’s Cash Bonus Plan for 2008, 2007 and 2006 is set forth in the Summary Compensation Table, under the column “Non-Equity Incentive Plan Compensation.”

(2)	Target EBITDA is based on total Company EBITDA.

(3)	Target EBITDA is based on Company EBITDA in the Eastern Hemisphere.

For 2009, Messrs. O’Leary and Laxton have waived their participation in the Cash Bonus Plan because of uncertain market conditions, although such participation is provided for in their individual employment agreements as disclosed in “Management—Executive Compensation—Employment agreements and potential payments upon termination or change of control.” The board of directors and Committee may, at its discretion, elect to award a performance-based cash bonus or alternative compensation for Messrs. O’Leary and Laxton based on actual 2009 performance.

For 2009, the Committee has recommended a modified approach to the annual performance-based cash bonus plan for Messrs. Kiefer and Craig. The plan is designed to meet certain Company goals in light of current economic and market conditions as discussed in “Management’s discussion and analysis of financial condition and results of operations.” The 2009 annual performance-based cash bonus plan for Messrs. Kiefer and Craig will be based on two performance measurements including (i) a target gross profit dollar amount and (ii) a target dollar inventory level at year end for each of their respective regions, the Western and Eastern Hemispheres. Each target threshold can be achieved independent of the other threshold.

Equity-based incentive compensation

The Company formerly maintained the Edgen Murray L.P. Incentive Plan. In connection with the Recapitalization Transaction on May 11, 2007, the Edgen Murray L.P. Incentive Plan was terminated and all outstanding awards were replaced with awards with approximately equivalent value under the Edgen Murray II, L.P. Incentive Plan (the “Incentive Plan”).

The Company established the Incentive Plan to assist the Company in attracting and retaining employees, including named executive officers and directors by offering them a greater stake in the Company’s success and a closer identity with the Company and to encourage ownership of the Company’s common units by such employees and directors. The Incentive Plan provides for the award of restricted common units that may be subject to time and/or performance based vesting. The general partner of Edgen Murray II, L.P., in its sole discretion, determines the number of restricted common units to award to any of the named executive officers, and the terms and conditions of such awards. There were no awards granted under this plan in 2007, other than the replacement awards described above.

In 2007, the Company established the Edgen Murray II, L.P. Option Plan (the “Option Plan”) to attract employees, including named executive officers, to the Company, to induce such employees to remain with the Company and to increase their efforts to make the Company’s business more successful and to enhance shareholder value.

The Option Plan provides for the award of options to purchase common units at no less than their fair market value as of the date the options are granted. The options are to have a 10-year term and are subject to such other terms and conditions, including vesting, as the general partner of Edgen Murray II, L.P. may determine.

In October 2007, the Company granted awards under the Option Plan to all named executive officers. Messrs. O’Leary and Laxton received a greater number of options, based on their higher levels of responsibility. These options were designed to incentivize the named executive officers to increase the long-term value of the Company. Accordingly, the options vest in annual increments over five years. No awards were granted to named executive officers in 2008.

Vesting of restricted units and unit options under our equity-based plans may be accelerated in the case of certain events, such as a change in control or an approved sale of the Company or its subsidiaries. Such accelerated vesting is described more fully in the section below entitled “Potential Payments Upon Termination or Change in Control.”

In connection with the Contribution, we expect to terminate the Incentive Plan and Option Plan and replace them with substantially similar Edgen Murray Limited plans, and to replace all of the outstanding awards with awards of approximately equivalent value under the Edgen Murray Limited plans.

Perquisites

Perquisites for our named executive officers include auto allowances, supplemental health care payments, country club membership dues, life insurance premiums, tax preparation reimbursement and overseas housing and commuting allowances, if applicable. Generally, all named executive officers receive similar perquisites; however the exact perquisites are dependent upon specific circumstances and employment practices throughout the world. These perquisites help to provide competitive total compensation packages to the named executive officers, and we believe compare favorably with the perquisites provided by other employers in the Company’s industry who have officers with similar responsibilities.

General employee benefits

Health and welfare plans. The Company has established employee benefit plans for all employees, including medical, dental, group life, disability and accidental death and dismemberment insurance, in order to provide a competitive overall benefits package to attract and retain employees at all levels. Named executive officers are generally eligible to participate in such plans on the same basis as other employees.

Retirement plans. The Company has established several retirement plans to provide a competitive overall benefits package, and to attract and retain employees at all levels, including the Edgen Corporation 401(k) Plan (the “401(k) Plan”). US named executive officers participate in the 401(k) Plan on the same basis as other employees. The 401(k) Plan is tax-qualified and eligible employees may accumulate savings for retirement on a pre-tax basis. The Company makes matching contributions to the 401(k) Plan on behalf of employees, on a nondiscretionary basis, up to 50% of the employee’s contributions, up to a maximum of 6% of the employee’s eligible compensation. In addition, the Company may, from time to time, make discretionary profit sharing contributions, the amount of which is determined by the Company in its sole discretion. Company contributions to the 401(k) Plan, including profit sharing contributions, and employer matching contributions, vest 25% after the second year of employment, 50% after the third year of employment, 75% after the fourth year of employment and 100% after the fifth year of employment. The Company also maintains a defined contribution pension plan for the benefit of certain employees in the United Kingdom, in which Mr. Craig participates.

Executive time off. Our named executive officers receive a guaranteed amount of Paid Time Off, or PTO, pursuant to employment agreements which generally provide for four weeks. Our named executive officers are expected to manage personal time off in a manner that does not impact performance or achievement of goals. Under the Company PTO benefit program, upon termination, neither Company employees nor named executive officers are entitled to payment of any unused portion of PTO.

Compensation committee report

Messrs. Daraviras, Luikart and DiPaolo perform the functions of a compensation committee for the Company and have reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussions, Messrs. Daraviras, Luikart and DiPaolo recommended to the board of directors that the Compensation Discussion and Analysis be included in this Registration Statement.

Nicholas Daraviras

James L. Luikart

Edward J. DiPaolo

Summary compensation table

The following table sets forth certain information with respect to compensation earned for the fiscal years ended December 31, 2008, 2007 and 2006 by the Company’s named executive officers.

Name and principal positions	Year	Salary	Stock Awards (1)	Option Awards (2)	Non-Equity Incentive Plan Compensation	All Other Compensation (3)	Total
Daniel J. O’Leary	2008	$446,250	$114,674	$97,568	$597,975	$50,253	$1,306,720
Chairman, President and	2007	$425,000	$113,377	$24,592	$401,119	$46,683	$1,010,771
Chief Executive Officer	2006	$275,000	$219,033	—	$439,875	$100,175	$1,034,083

David L. Laxton, III	2008	$325,000	$49,145	$48,784	$435,500	$43,835	$902,264
Executive Vice	2007	$325,000	$48,590	$12,296	$306,738	$39,215	$731,839
President and Chief Financial Officer	2006	$225,000	$119,027	—	$336,375	$74,648	$755,460

Craig S. Kiefer	2008	$285,000	$32,764	$24,392	$381,900	$33,644	$757,700
President — Executive	2007	$285,000	$32,393	$6,148	$168,000	$30,350	$521,891
Vice-President – President and General Manager, Western Hemisphere	2006	$200,000	$32,393	—	$207,000	$27,572	$446,965

Kenneth A. Cockburn (4)	2008	$605,589	$57,984	$24,392	$560,170	$2,960	$1,251,095
Executive Vice	2007	$625,814	$57,984	$4,678	$398,957	$3,137	$1,090,570
President – Managing Director, Eastern Hemisphere	2006	$507,825	$57,984	—	$457,042	$2,173	$1,025,024

Michael F.A. Craig (4)	2008	$222,444	$31,408	$24,392	$308,641	$242,236	$829,121
Deputy Managing	2007	$213,633	$31,408	$4,678	$205,013	$209,220	$663,952
Director, Eastern Hemisphere and Managing Director, Asia/Pacific – Eastern Hemisphere	2006	$160,174	$31,408	—	$228,065	$186,032	$605,679

(1)

The amounts in this column represent the compensation costs recognized for financial reporting purposes for the respective fiscal years for the fair value of restricted common units awarded in the applicable and prior fiscal years in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) (“FAS 123(R)”), rather than an amount paid to or realized by the applicable named executive officer. FAS 123(R) requires compensation cost to be recognized over the requisite service period. See “Management’s discussion and analysis of financial condition and result of operations — Critical accounting policies — Equity-based compensation.”

(2)	The amounts in this column represent the compensation costs recognized for financial reporting purposes for the fair value of unit options granted in 2007 in accordance with FAS 123(R), rather than an amount paid to or realized by the applicable named executive officer. The options vest over five years and have an exercise price of $1,000 per unit. The fair value of each unit option was calculated to be $487.84 at grant date by using a Black-Scholes pricing model. See “Management’s discussion and analysis of financial condition and result of operations — Critical accounting policies — Equity-based compensation.”

(3)	The amounts in this column represent the dollar value of certain perquisites and other compensation paid to, or on behalf of, the named executive officer and his beneficiaries, as follows:

Name	Year	Insurance premiums (a)	Automobile allowance	Supplemental health care payment (b)	Retirement plan contribution	Club membership	All other compensation		Total
Daniel J. O’Leary	2008	$10,716	$14,400	$9,500	$6,900	$8,737	—		$50,253
David L. Laxton, III	2008	$9,378	$14,400	$7,500	$6,898	$4,867	792	(c)	$43,835
Craig S. Kiefer	2008	$7,077	$14,400	$7,500	$4,667	—	—		$33,644
Kenneth A. Cockburn	2008	—	—	—	—	—	$2,960	(d)	$2,960
Michael F.A. Craig	2008	—	—	—	$31,142	—	$211,094	(e)	$242,236

(a)	Represents Company-paid premiums for the medical, life, long-term disability and other insurance plans maintained by the Company for the executive’s benefit.

(b)	Supplemental health care payments are paid in lump sum and are intended to supplement out of pocket health care costs, such as annual physicals for our US named executive officers.

(c)	Represents tax preparation reimbursement payment. Messrs. O’Leary and Laxton are entitled to reimbursements of up to $1,500 in tax preparation and financial planning expenses.

(d)	Represents insurance premiums paid on Mr. Cockburn’s behalf in connection with a UK private insurance program.

(e)	Mr. Craig is a UK national residing and working overseas in Singapore and is provided certain expatriate support including assistance with housing, commuting and other expenses associated with living abroad.

(4)	Messrs. Cockburn’s and Craig’s non-equity compensation is denominated in UK pounds. Accordingly, all compensation for Messrs. Cockburn and Craig has been converted from UK pounds into US dollars at the December 31, 2008, 2007 and 2006 average annual exchange rates of 1.00 UK pound = 1.85 US dollars, 1.00 UK pound = 2.00 US dollars and 1.00 UK pound = 1.84 US dollars, respectively.

Grants of plan-based awards

The following table provides information with respect to 2008 concerning annual performance bonuses under our Cash Bonus Plan, restricted common units under our Incentive Plan and options under our Option Plan that were awarded to our named executive officers.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards (4)			All other Stock Awards: Number of Shares of Stock or Units	All other Option Awards: Number of Securities Underlying Options (5)	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards (6)
Name	Grant Date	Threshold(1)	Target (2)	Maximum (3)	Threshold	Target	Maximum
Daniel J. O’Leary	N/A	$8,925	$446,250	No limit	—	—	—	—	1,000	$1,000	$487,840
David L. Laxton, III	N/A	$6,500	$325,000	No limit	—	—	—	—	500	$1,000	$243,920
Craig S. Kiefer	N/A	$5,700	$285,000	No limit	—	—	—	—	250	$1,000	$121,960
Kenneth A. Cockburn	N/A	$7,570	$302,795	No limit	—	—	—	—	250	$1,000	$121,960
Michael F.A. Craig	N/A	$4,171	$166,833	No limit	—	—	—	—	250	$1,000	$121,960

(1)	The threshold amount included above assumes that actual EBITDA is at the lowest level of target EBITDA at which a bonus may be earned, as described in the section above entitled “Annual performance-based cash bonus.”

(2)	The target is calculated as 100% of the named executive officer’s target amount for 2008, as described in the section above entitled “Annual performance-based cash bonus.”

(3)	There is no maximum amount related to the Cash Bonus Plan for the named executive officers other than for Messrs. Cockburn and Craig, as described in the section entitled “Annual performance-based cash bonus.”

(4)	We have not included replacement grants made in 2007 under the Incentive Plan as a result of the cancellation of equity awards under the Edgen Murray L.P. Incentive Plan, as described in the section entitled “Equity-based incentive compensation.”

(5)	In connection with this offering, the common limited partnership units of Edgen Murray II, L.P. were converted to a number of common shares of Edgen Murray Limited at a ratio of common limited partnership units to common shares.

(6)	Grant date fair value of stock and option awards was calculated as the number of units multiplied by $487.84, the fair value calculated by using a Black-Scholes pricing model.

Outstanding equity awards at fiscal year-end

The following table shows the number of units covered by outstanding options and unvested restricted common units held by our named executive officers on December 31, 2008. These outstanding equity awards have been granted to our named executive officers under our Option Plan and under our Incentive Plan, respectively.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable (1)	Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Units That Have Not Vested (1)(2)	Market Value of Units That Have Not Vested (3)	Equity Incentive Plan Awards: Number of Unearned Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Units or Other Rights That Have Not Vested
Daniel J. O’Leary (4)	200	800	—	$1,000	10/1/17	2,098.97	$2,216,093	—	—
David L. Laxton, III (5)	100	400	—	$1,000	10/1/17	899.56	$949,755	—	—
Craig S. Kiefer (6)	50	200	—	$1,000	10/1/17	599.70	$633,163	—	—
Kenneth A. Cockburn (7)	50	200	—	$1,000	10/22/17	1,610.21	$1,700,060	—	—
Michael F.A. Craig (8)	50	200	—	$1,000	10/22/17	872.20	$920,869	—	—

(1)	In connection with this offering, the common limited partnership units of Edgen Murray II, L.P. were converted to a number of common shares of Edgen Murray Limited at a ratio of common limited partnership units to common shares.
(2)	For Messrs. O’Leary, Laxton and Kiefer, one-half of the unvested units vested on February 1, 2009 and the remaining one-half will vest on February 1, 2010. For Messrs. Cockburn and Craig, one-third of the unvested units vested on February 1, 2009, another one-third will vest on February 1, 2010 and the remaining one-third will vest on February 1, 2011.

(3)	The Company’s equity securities do not have a readily determinable fair market value. The market or payout value was calculated as the number of units subject to vesting multiplied by $1,055.80 per unit. The per unit market value of $1,055.80 reflects the fair value of units determined by management of the Company as of December 31, 2008.

(4)	Represents grant to Mr. O’Leary of 1,000 options under the Option Plan on October 1, 2007, which vest in equal annual installments on the following dates: October 1, 2008, October 1, 2009, October 1, 2010, October 1, 2011 and October 1, 2012.

(5)	Represents grant to Mr. Laxton of 500 options under the Option Plan on October 1, 2007, which vest in equal annual installments on the following dates: October 1, 2008, October 1, 2009, October 1, 2010, October 1, 2011 and October 1, 2012.

(6)	Represents grant to Mr. Kiefer of 250 options under the Option Plan on October 1, 2007, which vest in equal annual installments on the following dates: October 1, 2008, October 1, 2009, October 1, 2010, October 1, 2011 and October 1, 2012.

(7)	Represents grant to Mr. Cockburn of 250 options under the Option Plan on October 22, 2007, which vest in equal annual installments on the following dates: October 22, 2008, October 22, 2009, October 22, 2010, October 22, 2011 and October 22, 2012.

(8)	Represents grant to Mr. Craig of 250 options under the Option Plan on October 22, 2007, which vest in equal annual installments on the following dates: October 22, 2008, October 22, 2009, October 22, 2010, October 22, 2011 and October 22, 2012.

Option exercises and units vested

The following table shows the number of common units acquired and the actual value received during 2008 by our named executive officers upon the exercise of units options or the vesting of restricted unit awards.

	Option Awards		Unit Awards
Name	Number of Units Acquired on Exercise	Value Realized on Exercise	Number of Units Acquired on Vesting	Value Realized on Vesting (1)
Daniel J. O’Leary	—	—	1,049.48	$1,049,480
David L. Laxton, III	—	—	449.78	$449,780
Craig S. Kiefer	—	—	299.85	$299,850
Kenneth A. Cockburn	—	—	536.74	$536,740
Michael F.A. Craig	—	—	290.73	$290,730

(1)	The Company’s equity securities do not have a readily determinable fair market value. The market or payout value was calculated as the number of units subject to vesting multiplied by $1,000 per unit, the price paid by unrelated third party investors in connection with the Recapitalization Transaction on May 11, 2007. We believe the consideration paid for such units is the best estimate of fair value for our equity awards at December 31, 2008.

Employment agreements and potential payments upon termination or change of control

Each of our named executive officers is party to an employment agreement with the Company that provides for base salary, bonus opportunity and additional compensation. In addition, each named executive officer who has received a grant under the Company’s Incentive Plan and Option Plan is party to award agreements which describe the material terms of such awards. The material terms of these agreements are described below with respect to each named executive officer, including the potential amounts payable to each named executive officer upon termination of his employment under various circumstances. The potential payments described below are estimated based on the assumption that such termination of employment occurred on December 31, 2008. Actual payments, if any, may be more or less than the amounts described below. The Committee believes that these employment agreements provide an incentive to the named executive officers to remain with the Company and serve to align the interest of the named executive officers and shareholders, including in the event of a potential acquisition of the Company.

Daniel J. O’Leary. Mr. O’Leary’s employment agreement with EMC, effective January 1, 2008, entitles him to a base salary of $446,250 per year ($425,000 in 2007), subject to increase by the Board in its discretion. In addition to base salary, Mr. O’Leary is entitled to earn an annual bonus under the Cash Bonus Plan, described above, that is determined as a percentage of his base salary based on the Company’s annual performance, but subject to a downward working capital adjustment. The annual bonus can exceed 100% of his base salary if actual EBITDA exceeds the EBITDA target. The terms of the Cash Bonus Plan are described in more depth above under the caption “Annual performance-based cash bonus.”

Mr. O’Leary’s employment agreement also provides for a supplemental payment of $9,500 per year for miscellaneous expenses not directly reimbursed by the Company including, but not limited to, annual physicals, and an allowance of up to $1,500 per year for tax and financial preparation and planning. Finally, Mr. O’Leary’s employment agreement provides that the Company will pay the premiums on a term life insurance policy valued at $1,000,000 for the benefit of Mr. O’Leary’s beneficiaries, and an automobile allowance of $1,200 per month.

In addition to the payment of accrued, but unpaid, annual bonus and base salary, if Mr. O’Leary’s employment with the Company is terminated, for certain reasons described below, he may be entitled to severance payments. Mr. O’Leary’s right to any severance payments described below are conditioned upon his continued compliance with the noncompetition and nonsolicitation provisions of his employment agreement, which prevent him from competing with the Company’s and its affiliates’ and subsidiaries’ business and from soliciting customers, suppliers, and employees away from the Company and its affiliates and subsidiaries for a period of twelve months following termination of employment. Accordingly, if Mr. O’Leary breaches those provisions of his employment agreement during any period in which he is entitled to severance payments, the Company is entitled to terminate further severance payments and seek to enforce the noncompetition and nonsolicitation provisions.

If Mr. O’Leary is terminated due to disability, his employment agreement provides that he will be paid his current annual salary over the twelve months following the termination date and a pro-rated bonus for the year of termination. If Mr. O’Leary’s employment with the Company terminates due to death, Mr. O’Leary’s beneficiaries will be entitled to the proceeds of a life insurance policy on the life of Mr. O’Leary in the amount of $1,000,000. In the event that payment of the proceeds is refused, the Company will commence payment to Mr. O’Leary’s beneficiaries of twelve months of base salary continuation, up to a maximum of the annual base salary in effect at the time of death.

If Mr. O’Leary is terminated by the Company without cause, his employment agreement provides that he is entitled to continued payment of base salary for the greater of twelve months or the remainder of the employment term, a pro-rated bonus for the year of termination and continued medical and health benefits for a one-year period following such termination. Finally, if Mr. O’Leary’s employment terminates in connection with a change in control, he is entitled to receive a lump sum payment equal to twelve months base salary, a pro-rated annual bonus for the year of termination and continued medical and health benefits for a one-year period following such termination.

If, during Mr. O’Leary’s employment with the Company, there occurs a change in control of the Company, or an approved sale of the Company, then Mr. O’Leary’s unvested restricted units will vest in full. If such change in control occurred on December 31, 2008, then 2,098.97 restricted units would vest immediately. In addition, upon a change in control, 800 unit options would vest and become exercisable under the Option Plan, subject to the right of the administrator to accelerate the vesting of all options.

Assuming Mr. O’Leary’s employment was terminated under each of these circumstances on December 31, 2008, such payments and benefits have an estimated value of:

	Cash Severance	Bonus	Supplemental Payment	Medical Insurance Continuation	Life Insurance Continuation	Value of Accelerated Equity and Performance Awards (1)
Without Cause	$446,250	$446,250	$9,500	$10,525	$3,686	—
Change of Control	$446,250	$446,250	$9,500	$10,525	$3,686	$2,216,093
Death (2)	$446,250	—	—	—	—	—
Disability	$446,250	$446,250	—	—	—	—

(1)	The Company’s equity securities do not have a readily determinable fair market value. The market or payout value was calculated as the number of units subject to vesting multiplied by $1,055.80 per unit. The per unit market value of $1,055.80 reflects the fair value of units determined by management of the Company as of December 31, 2008.

(2)	This amount is only payable in the event that payment of the proceeds of a $1,000,000 life insurance policy is refused. In such event, the Company will commence payment to Mr. O’Leary’s beneficiaries of twelve months of base salary continuation, up to a maximum of the annual base salary in effect at the time of death.

David L. Laxton, III. Mr. Laxton’s employment agreement with EMC, effective January 1, 2007, entitles him to a base salary of $325,000 per year, subject to increase by the Board in its discretion. In addition to base salary, Mr. Laxton is entitled to earn an annual bonus under the Cash Bonus Plan that is determined as a percentage of his base salary based on the Company’s annual performance, but subject to a downward working capital adjustment. The annual bonus can exceed 100% of his base salary if actual EBITDA exceeds the target EBITDA threshold. The terms of the Cash Bonus Plan are described in more depth above under the section entitled “Annual performance-based cash bonus.”

Mr. Laxton’s employment agreement also provides for a supplemental payment of $7,500 per year for miscellaneous expenses not directly reimbursed by the Company including, but not limited to, annual physicals, and an allowance of up to $1,500 per year for tax and financial preparation and planning. Finally, Mr. Laxton’s employment agreement provides that the Company will pay the premiums on a term life insurance policy valued at $1,000,000 for the benefit of Mr. Laxton’s beneficiaries, and an automobile allowance of $1,200 per month.

In addition to the payment of accrued, but unpaid, annual bonus and base salary, if Mr. Laxton’s employment with the Company is terminated, for certain reasons described below, he may be entitled to severance payments. Mr. Laxton’s right to any severance payments described below are conditioned upon his continued compliance with the noncompetition and nonsolicitation provisions of his employment agreement, which prevent him from competing with the Company’s and its affiliates’ and subsidiaries’ business and from soliciting customers, suppliers, and employees away from the Company and its affiliates and subsidiaries for a period of twelve months following termination of employment. Accordingly, if Mr. Laxton breaches those provisions of his employment agreement during any period in which he is entitled to severance payments, the Company is entitled to terminate further severance payments and seek to enforce the noncompetition and nonsolicitation provisions.

If Mr. Laxton is terminated due to disability, his employment agreement provides that he will be paid his current annual salary over the twelve months following the termination date and a pro-rated bonus for the year of termination. If Mr. Laxton’s employment with the Company terminates due to death, Mr. Laxton’s beneficiaries will be entitled to the proceeds of a life insurance policy on the life of Mr. Laxton in the amount of $1,000,000. In the event that payment of the proceeds is refused, the Company will commence payment to Mr. Laxton’s beneficiaries of twelve months of base salary continuation, up to a maximum of the annual base salary in effect at the time of death.

If Mr. Laxton is terminated by the Company without cause, his employment agreement provides that he is entitled to continued payment of base salary for the greater of twelve months or the remainder of the employment term, a pro-rated bonus for the year of termination and continued medical and health benefits for a one-year period following such termination. Finally, if Mr. Laxton’s employment terminates in connection with a change in control, he is entitled to receive a lump sum payment equal to twelve months base salary, a pro-rated annual bonus for the year of termination and continued medical and health benefits for a one-year period following such termination.

If, during Mr. Laxton’s employment with the Company, there occurs a change in control of the Company or an approved sale of the Company, then Mr. Laxton’s unvested restricted units will vest in full. If such change in control occurred on December 31, 2008, then 899.56 restricted units would vest immediately. In addition, upon a change in control, 400 unit options would vest and become exercisable under the Option Plan, subject to the right of the administrator to accelerate the vesting of all options.

Assuming Mr. Laxton’s employment was terminated under each of these circumstances on December 31, 2008, such payments and benefits have an estimated value of:

	Cash Severance		Bonus	Supplemental Payment	Medical Insurance Continuation	Life Insurance Continuation	Value of Accelerated Equity and Performance Awards (1)
Without Cause	$325,000		$325,000	$7,500	$10,525	$2,348	—
Change of Control	$325,000		$325,000	$7,500	$10,525	$2,348	$949,755
Death	$325,000	(2)	—	—	—	—	—
Disability	$325,000		—	—	—	—	—

(1)	The Company’s equity securities do not have a readily determinable fair market value. The market or payout value was calculated as the number of units subject to vesting multiplied by $1,055.80 per unit. The per unit market value of $1,055.80 reflects the fair value of units determined by management of the Company as of December 31, 2008.

(2)	This amount is only payable in the event that payment of the proceeds of a $1,000,000 life insurance policy is refused. In such event, the Company will commence payment to Mr. Laxton’s beneficiaries of twelve months of base salary continuation, up to a maximum of the annual base salary in effect at the time of death.

Craig S. Kiefer. Mr. Kiefer’s employment agreement with EMC, successor to Edgen Carbon Products Group, L.L.C., effective April 30, 2004, entitles him to a base salary of $285,000 per year, subject to increase by the Board in its discretion. In addition to base salary, Mr. Kiefer is entitled to earn an annual bonus under the Cash Bonus Plan that is determined as a percentage of his base salary based on the Company’s annual performance. The annual bonus can exceed 100% of his base salary if actual EBITDA exceeds the target EBITDA threshold. The terms of the Cash Bonus Plan are described in more depth above under the section entitled “Annual performance-based cash bonus.”

In 2005, Mr. Kiefer’s employment agreement was amended to provide for a supplemental payment of $7,500 per year for miscellaneous expenses not directly reimbursed by the Company including, but not limited to, annual physicals. Finally, Mr. Kiefer’s employment agreement provides that the Company will pay an automobile allowance of $1,000 per month.

In addition to the payment of accrued, but unpaid, annual bonus and base salary, if Mr. Kiefer’s employment with the Company is terminated, for certain reasons described below, he may be entitled to severance payments. Mr. Kiefer’s right to any severance payments described below are conditioned upon his continued compliance with the noncompetition and nonsolicitation provisions of his employment agreement, which prevent him from competing with the Company’s and its affiliates’ and subsidiaries’ business and from soliciting customers, suppliers, and employees away from the Company and its affiliates and subsidiaries for a period of twelve months following termination of employment. Accordingly, if Mr. Kiefer breaches those provisions of his employment agreement during any period in which he is entitled to severance payments, the Company is entitled to terminate further severance payments and seek to enforce the noncompetition and nonsolicitation provisions.

If Mr. Kiefer is terminated due to disability, his employment agreement provides that he will be paid his current annual salary over the twelve months following the termination date and a pro-rated bonus for the year of termination. If Mr. Kiefer’s employment with the Company terminates due to death, Mr. Kiefer’s beneficiaries will be entitled to continued payment of Mr. Kiefer’s base salary for twelve months following his death and a pro-rated bonus for the year in which such termination occurs. If Mr. Kiefer is terminated by the Company without cause, his employment agreement provides that he is entitled to continued payment of base salary for twelve months following termination, annual bonus for the year of termination as though he had remained employed for the duration of such year and continued medical and health benefits for a one-year period following such termination. Finally, if Mr. Kiefer’s employment terminates in connection with a change in control, he is entitled to continued payment of base salary for twelve months following such termination, a pro-rated annual bonus for the year of termination and continued medical and health benefits for a one-year period following such termination.

If, during Mr. Kiefer’s employment with the Company, there occurs a change in control of the Company or an approved sale of the Company, then Mr. Kiefer’s unvested restricted units will vest in full. If such change in control occurred on December 31, 2008, then 599.70 restricted units would vest immediately. In addition, upon a change in control, 200 unit options would vest and become exercisable under the Option Plan, subject to the right of the administrator to accelerate the vesting of all options.

Assuming Mr. Kiefer’s employment was terminated under each of these circumstances on December 31, 2008, such payments and benefits have an estimated value of:

	Cash Severance	Bonus	Supplemental Payment	Medical Insurance Continuation	Life Insurance Continuation	Value of Accelerated Equity and Performance Awards (1)
Without Cause	$285,000	$285,000	$7,500	$10,525	$47	$—
Change of Control	$285,000	$285,000	$7,500	$10,525	$47	$633,163
Death	$285,000	$285,000	$—	$—	$—	$—
Disability	$285,000	$285,000	$—	$—	$—	$—

(1)	The Company’s equity securities do not have a readily determinable fair market value. The market or payout value was calculated as the number of units subject to vesting multiplied by $1,055.80 per unit. The per unit market value of $1,055.80 reflects the fair value of units determined by management of the Company as of December 31, 2008.

Kenneth A. Cockburn. Mr. Cockburn’s employment agreement with EM Europe, a wholly owned subsidiary of the Company, dated December 16, 2005, provides that he will be employed as EM Europe’s Managing Director. Mr. Cockburn is entitled to a base salary for 2008 of £326,692, which may be increased by the Board. In addition to base salary, Mr. Cockburn is entitled to earn an annual bonus under the Cash Bonus Plan based on the Company’s annual performance. The terms of the Cash Bonus Plan are described in more depth above under the caption “Annual performance-based cash bonus.” Mr. Cockburn is entitled to seven weeks vacation. The employment agreement may be terminated by us upon Mr. Cockburn’s disability, for cause, or for any reason other than cause (with severance payable upon termination other than for cause in an amount equal to Mr. Cockburn’s annual base salary for the remaining term under the agreement).

If, during Mr. Cockburn’s employment with the Company, there occurs a change in control of the Company or an approved sale of the Company, then Mr. Cockburn’s unvested restricted units will vest in full. If such change in control occurred on December 31, 2008, then 1,610.21 restricted units would vest immediately and the aggregate value of the accelerated restricted units would be $1,700,059. Upon a change in control, 200 unit options would vest and become exercisable under the Option Plan, subject to the right of the administrator to accelerate the vesting of all options.

Michael F.A. Craig. Mr. Craig’s employment agreement with EM Singapore, a wholly owned subsidiary of the Company, effective June 28, 1994, entitles him to a base salary for 2008 of £120,000 per year, subject to annual review by the Board. Mr. Craig is eligible to participate in the Cash Bonus Plan and is entitled to receive an annual bonus that is determined as a percentage of his base salary based on the Company’s annual performance. The terms of the Cash Bonus Plan are described in more depth above under the section entitled “Annual performance-based cash bonus.”

The employment agreement may be terminated by us for cause, or for any reason other than cause (with severance payable upon termination other than for cause in an amount equal to three months of salary or the remaining portion of the employment term).

Mr. Craig is subject to the noncompetition and nonsolicitation provisions of his employment agreement, which prevent him from competing with the Company’s and any associated company’s business and from soliciting customers, clients, employees and suppliers away from the Company and its associated companies during employment and for a period of six months (or, with respect to the solicitation of employees and suppliers, two years and one year, respectively) after termination of employment with the Company.

If, during Mr. Craig’s employment with the Company, there occurs a change in control of the Company or an approved sale of the Company, then Mr. Craig’s unvested restricted units will vest in full. If such change in control occurred on December 31, 2008, then 872.20 restricted units would vest immediately and the aggregate value of the accelerated restricted units would be $920,869. Upon a change in control, 200 unit options would vest and become exercisable under the Option Plan, subject to the right of the administrator to accelerate the vesting of all options.

Compensation committee interlock and insider participation

Messrs. Daraviras, Luikart and DiPaolo performed the functions of a compensation committee during the last fiscal year. None of them was, during the fiscal year, an officer or employee of ours, was formerly an officer of ours or had any relationship requiring disclosure under Item 404 of Regulation S-K other than as set forth in “Certain relationships and related person transactions.”

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationships exist between any member of the board of directors and any member of the compensation committee of any other company.

Director compensation

Our policy is not to pay director compensation to directors who are also our employees. We anticipate that each outside director will enter into compensation arrangements to be determined. One of our directors, Mr. DiPaolo, receives director fees as a director of the Company. For the year ended December 31, 2008, the Company paid Mr. DiPaolo $20,000 in director fees. No perquisites were extended to any director for the year ended December 31, 2008.

All of our directors are entitled to receive reimbursement of their out-of-pocket expenses in connection with their travel to and attendance at meetings of the board of directors or committees thereof.

Limitation of liability and indemnification of directors and officers

See “Description of our share capital — Limitation of liability and indemnification of directors and officers” for a description of certain provisions of the Companies Act and our bye-laws that limit the liability of directors and officers under certain circumstances.

Principal and selling shareholders

The following table sets forth the beneficial ownership of our common shares owned immediately prior to and immediately following the closing of this offering, giving effect to the Contribution, by:

•	each person or entity known to us to beneficially own more than 5% of our outstanding common shares;

•	each member of our board of directors and each of our named executive officers;

•	all of the members of our board of directors and officers as a group; and

•	each selling shareholder.

The columns in the table relating to beneficial ownership of our shares after this offering reflect no exercise of the underwriters’ over-allotment option to purchase additional shares from the selling shareholders.

The amounts and percentages of common shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic interest. To our knowledge, each of the security holders listed below has sole voting and investment power as to the securities shown unless otherwise noted and subject to community property laws where applicable.

JCP and the selling shareholders may be deemed underwriters as defined by the Securities Act. Any profits realized by such persons may be deemed underwriting commissions.

	Common shares beneficially owned prior to this offering (1)		Common shares being offered (2)	Common shares beneficially owned after this offering (1)
	Number	Percent		Number	Percent
Principal shareholders:
Fund IV (3)
General Electric Pension Trust (4)
PPM America Private Equity Fund II, L.P. (5)
Pacific Street Fund LP (6)

Named executive officers and Directors:
Daniel J. O’Leary (7)
David L. Laxton (7)
Craig S. Kiefer (7)
Kenneth A. Cockburn (8)
Michael F.A. Craig (9)
Nicholas Daraviras (10)
James L. Luikart (10)(11)
Edward J. DiPaolo (12)
All officers and directors as a group (8 persons)

Other selling shareholders: (13)

(1)

Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power, investment power, or both, and as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting and/or investment power within 60 days.

(2)	If the underwriters’ over-allotment option is exercised in full, the following individuals and entities will sell an additional number of shares as described below:

Selling shareholders	Number of Shares

(3)	Consists of common shares held by Jefferies Capital Partners IV L.P., common shares held by Jefferies Employee Partners IV LLC and common shares held by JCP Partners IV LLC, which are private equity investment funds managed by JCP. Brian P. Friedman, who is the President of the general partner of Fund IV, and James L. Luikart, who is the Executive Vice President of the general partner of Fund IV, are the managing members of the manager of these funds and may be considered the beneficial owners of the shares owned by these funds, but each of Messrs. Friedman and Luikart expressly disclaim beneficial ownership of such shares, except to the extent of each of their pecuniary interests therein. The address for each of the funds managed by Jefferies Capital Partners is 520 Madison Avenue, 12th Floor, New York, New York 10022.

(4)	The address of General Electric Pension Trust is c/o GE Asset Management Inc., 3001 Summer Street, Stamford, Connecticut 06905. GE Asset Management Inc., a wholly-owned subsidiary of General Electric Company, serves as investment manager for General Electric Pension Trust and, as such, shares voting and dispositive power over the shares owned by General Electric Pension Trust, but expressly disclaims any pecuniary interest in such shares. General Electric Company expressly disclaims beneficial ownership of such shares.

(5)	The address of PPM America Private Equity Fund II, L.P. is 225 W. Wacker Drive, Suite 1200, Chicago, IL 60606.

(6)	The address of Pacific Street Fund LP is c/o Twin Bridge Capital Partners, 225 W. Washington Street, Suite 1155, Chicago, IL 60606.

(7)	The address of each such person is c/o Edgen Murray Corporation, 18444 Highland Road, Baton Rouge, Louisiana 70809.

(8)	The address of Mr. Cockburn is Newbridge Industrial Estate, Newbridge, Midlothian, EH28 8PJ, United Kingdom.

(9)	The address of Mr. Craig is 31 Tuas View Close, Singapore 637469.

(10)	The address of each of Mr. Daraviras and Mr. Luikart is c/o Jefferies Capital Partners, 520 Madison Avenue, 12th Floor, New York, New York 10022.

(11)	Consists of common shares held by Jefferies Capital Partners IV L.P., common shares held by Jefferies Employee Partners IV LLC and common shares held by JCP Partners IV LLC. Mr. Luikart, who is the Executive Vice President of the general partner of Fund IV, is a managing member of the manager of these funds and may be considered the beneficial owner of the shares owned by these funds, but he expressly disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(12)	The address of Mr. DiPaolo is 363 N. Sam Houston Parkway East, Suite 550, Houston, Texas 77060.

(13)	Except where indicated by an asterisk, these selling shareholders are our employees.

Certain relationships and related person transactions

Employment agreements

We have entered into employment agreements with certain of our officers. For more information regarding these agreements, see “Management — Executive Compensation — Employment agreements and potential payments upon termination or change of control.”

Recapitalization Transaction

On May 11, 2007, Edgen Murray II, L.P., a newly created holding company, acquired our business in a transaction led by Fund IV. In this transaction, Edgen/Murray, L.P. distributed all of the shares of its two direct subsidiaries, Edgen Murray Corporation and Pipe Acquisition Limited (“Distributed Shares”), to its partners, including members of management and Fund III. Following the distribution, the partners, including Fund III, sold a portion of the Distributed Shares to subsidiaries of Edgen Murray II, L.P. for an aggregate of $327.1 million in cash, the fair market value at the date of the transaction. The remaining distributed shares were contributed by certain partners, generally members of our management, to Edgen Murray II, L.P. in exchange for common limited partnership units of Edgen Murray II, L.P. Concurrently, Edgen Murray II, L.P. also issued common limited partnership units to new investors, including Fund IV, for $1,000 per unit in cash, for an aggregate $155.0 million. The same principals of JCP controlled both Edgen/Murray, L.P. and Edgen Murray II, L.P. We refer to these transactions collectively as the “Recapitalization Transaction.”

The following table presents for our directors, executive officers and holders of greater than 5% of our units the percentage of our units beneficially owned immediately prior to and immediately after the Recapitalization Transaction, the cash received for the Distributed Shares sold to subsidiaries of Edgen Murray II, L.P. and the cash invested in Edgen Murray II, L.P.

Name	% of Outstanding Common Partnership Units of Edgen/ Murray, L.P. Beneficially Owned Prior to the Recapitalization Transaction	% of Outstanding Common Limited Partnership Units of Edgen Murray II, L.P. Beneficially Owned Upon Consummation of the Recapitalization Transaction	$ Received for Distributed Shares Sold in Connection with the Recapitalization Transaction	$ Paid for Common Limited Partnership Units of Edgen Murray II, L.P. in Connection with the Recapitalization Transaction
JCP Partners IV, LLC (1)
Jefferies Capital Partners IV, L.P. (1)
Jefferies Employee Partners IV LLC (1)
General Electric Pension Trust
PPM America Private Equity Fund II, L.P.
Pacific Fund Street LP
ING Furman Selz Investors III, L.P. (2)
ING Barings Global Leveraged Equity Plan Ltd. (2)
ING Barings U.S. Leveraged Equity Plan LLC (2)
Murray Metals Group Limited
Daniel J. O’Leary
David L. Laxton III
Craig S. Kiefer
Edward J. DiPaolo
Kenneth A. Cockburn
Michael F. A. Craig

(1)	These funds comprise Fund IV.
(2)	These funds comprise Fund III.

In connection with these transactions, the subsidiaries of Edgen/Murray, L.P. discharged their then existing senior indebtedness, including revolving borrowings, 9 7/8% senior secured notes issued by Edgen Corporation and senior secured floating rate notes issued by Pipe Acquisition Finance Plc. The acquisition of our business from the partners of Edgen/Murray, L.P. and the related discharge of indebtedness were financed through the issuance of Edgen Murray II, L.P. common limited partnership units to Fund IV and certain institutional investors for approximately an aggregate $155.0 million in cash, as well as to our management for the contribution of shares, as described above. Additional financing was provided by the incurrence of new senior indebtedness by Edgen Murray II, L.P. and its subsidiaries, including $38.6 million incurred under our revolving credit agreement and $500.0 million incurred under our first and second lien term loans. Jefferies Finance LLC, an affiliate of JCP, is a lender under our first lien term loan credit agreement and received aggregate fees of $4.6 million for serving as joint lead arranger and joint lead book runner for the revolving credit agreement and second lien term loan credit agreement. Jefferies High Yield Trading, LLC, an affiliate of JCP, is a lender under our first and second lien term loan credit agreements. We also paid a fee to JCP of $2.0 million for financing advisory services.

Formation of Edgen Murray Limited and the Contribution

Edgen Murray Limited was incorporated in August 2008 by Edgen Murray II, L.P., our current parent holding company. On                     , Edgen Murray II, L.P. transferred the shares of Edgen Murray Cayman Corporation, which is the holding company for our subsidiaries outside of North America, to Edgen Murray Limited. Prior to the effectiveness of the registration statement of which this prospectus forms a part, Edgen Murray Limited will also become the holding company for our North American subsidiaries in a transaction we refer to as the “Contribution” and, as our new parent holding company, will serve as the issuer in this offering. In the Contribution, Edgen Murray II, L.P. will distribute to the partners of Edgen Murray II, L.P. the shares of Edgen Murray Limited and the shares of Edgen Murray Corporation, which is the holding company for our North American subsidiaries. The partners will then contribute each share of Edgen Murray Corporation to Edgen Murray Limited in exchange for              additional shares of Edgen Murray Limited. As a result of the Contribution, the partners will receive common shares of Edgen Murray Limited representing an ownership interest in Edgen Murray Limited that is equivalent to their ownership interest in Edgen Murray II, L.P., before giving effect to the common shares to be issued by Edgen Murray Limited in this offering.

The Contribution will be accounted for as a business combination among entities under common control and the historical carryover basis of assets and liabilities will remain unchanged. As a result, the Contribution will not have an impact on our financial position, results of operations or cash flows as of the date of the Contribution.

Other relationships and related transactions

2006 bonus payments. On February 27, 2006, Edgen/Murray, L.P. granted a cash bonus and restricted common units to Daniel J. O’Leary and David L. Laxton III of $60,000 and 17,492.75 units with an approximate fair value of $105,656, and $40,000 and 11,661.83 units with an approximate fair value of $70,438, respectively. These bonuses and additional awards were issued in recognition of the services provided to us and our subsidiaries during the MIM Acquisition and their future employment as the Chief Executive Officer and Chief Financial Officer, respectively, of Edgen/Murray, L.P.

Certain transactions with Murray Metals Group Limited and its affiliates. Subsequent to the MIM Acquisition, Murray International Metals Limited continued to enter into limited transactions with Murray Metals Group Limited or its subsidiaries. Murray Metals Group Limited was a minority equity holder of Edgen/Murray, L.P until the Recapitalization Transaction. In addition, EM Europe continued to trade with certain subsidiaries of Murray Metals Group Limited in the normal course of business. Sales to Murray Metals Group Limited and its subsidiaries were $527,000, $1,003,000, and $43,000 for the years ended December 31, 2007 and 2006, and the period February 1, 2005 to December 31, 2005, respectively. Purchases from Murray Metals Group Limited and its subsidiaries were $899,000 and $941,000 for the years ended December 31, 2007 and 2006, respectively. There were no purchases from Murray Metals Group Limited or its subsidiaries for the period February 1, 2005 to December 31, 2005. Through the end of 2006, one or more of our subsidiaries continued to use certain resources and processes of Murray Metals Group Limited or its subsidiaries, such as information systems and network engineering. Fees for these services were $467,000 and $22,000 for the year ended December 31, 2006 and the period February 1, 2005 to December 31, 2005, respectively. There were no fees for these services during the year ended December 31, 2007.

Investors and registration rights agreement

We intend to enter into an investors and registration rights agreement prior to the closing of this offering pursuant to which JCP will be entitled to have a representative attend meetings of our board of directors as a non-voting observer so long as JCP or funds managed by JCP beneficially own at least 5% of our then-outstanding common shares. Pursuant to the investors and registration rights agreement, we may be required to register the sale of common shares held by certain funds managed by JCP, certain members of our management and the other limited partners of Edgen Murray II, L.P. who will become our shareholders as a result of the Contribution, which we refer to as our “existing partners.” We expect that under the investors and registration rights agreement, JCP will have the right, on two occasions, to request us to register the sale of common shares held by our existing partners and may require us to make available shelf registration statements permitting sales of common shares into the market from time to time. In addition, we expect that our existing partners will have the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us.

Management agreement

In connection with the Buy-out Transaction, Edgen entered into a management agreement with JCP. Pursuant to this management agreement, JCP may provide management, business and organizational strategy and merchant and investment banking services to Edgen. In exchange for these services, Edgen may pay JCP an annual management fee in an amount agreed to between JCP and Edgen from time to time, plus reasonable out-of-pocket expenses. In addition, JCP may negotiate with Edgen to provide additional management, financial or other corporate advisory services in connection with any transaction. The management agreement provides that JCP will be paid a transaction fee for such services rendered by JCP in an amount mutually agreed upon by JCP and Edgen, plus reasonable out-of-pocket expenses. The management agreement has an initial term of ten years. No management fees have been paid under this agreement to date. We reimbursed JCP for expenses of $47,000 and $13,000 during the years ended December 31, 2008 and 2007, respectively. The parties to this agreement intend to terminate the management agreement prior to the closing of this offering.

Underwriting

Jefferies & Company, Inc. is participating as an underwriter in this offering and will be entitled to underwriting discounts and commissions with respect to the common shares purchased by it in this offering. The parent company of Jefferies & Company, Inc. is Jefferies Group. Mr. Brian P. Friedman, who is a director of Jefferies Group and Chairman of the Executive Committee of Jefferies & Company, Inc., is the President of the general partner of Fund IV and one of the managing members of JCP. Jefferies Group directly or indirectly has made a substantial investment in and has a substantial, non-voting economic interest in JCP and Fund IV and has guaranteed a portion of the debt provided by a third party lender to one of the funds comprising Fund IV. In addition, Jefferies Group employs and provides office space for JCP’s employees, for which JCP reimburses Jefferies Group on an annual basis. Mr. James L. Luikart is the Executive Vice President of the general partner of Fund IV, one of the managing members of JCP and a director of ours, and Mr. Nicholas Daraviras is a Managing Director of JCP and a director of ours. Pursuant to our bye-laws and an investor rights agreement we intend to enter into prior to the closing of this offering, as long as JCP or funds managed by JCP beneficially own at least 5% of our then-outstanding common shares, JCP will be entitled to have a representative attend meetings of our board of directors as a non-voting observer.

As an underwriter in this offering, Jefferies & Company, Inc. has an option to buy additional common shares from the selling shareholders, including Fund IV, pursuant to the underwriters’ over-allotment option. As selling shareholders in this offering, the funds comprising Fund IV will receive the net proceeds from the offering of their shares equal to $             (assuming an initial public offering price of $             per common share, the midpoint of the range set forth on the cover page of this prospectus). See “Use of proceeds” and “Principal and selling shareholders.”

Jefferies Finance LLC, a joint venture owned in part by Jefferies Group, acted as joint lead arranger and joint lead bookrunner on our revolving credit agreement and our second lien term loan. Jefferies Finance LLC and Jefferies High Yield Trading, LLC, a joint venture owned in part by Jefferies Group, are lenders under our first lien term loan credit agreement, a portion of which will be repaid with the net proceeds of this offering. As a result, they will collectively receive approximately     % of the net proceeds to us of this offering. See “Use of proceeds” and “Underwriting — Relationships.”

In addition to the foregoing, Jefferies & Company, Inc. was an initial purchaser with respect to the offerings of the 9 7/8% senior secured notes and the senior secured floating rate notes in 2005, for which it received customary initial purchaser’s discounts and commissions.

Policy for Approval of Related Person Transactions

Prior to the completion of this offering, our board of directors will adopt a formal policy providing that our executive officers, directors, and principal shareholders, including their immediate family members and affiliates, shall not enter into a related person transaction with us that is required to be disclosed under Item 404(a) of Regulation S-K under the Exchange Act, as amended, without the prior consent of our audit committee, or other independent members of our board of directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Under this policy, any request for us to enter into a transaction with an executive officer, director, principal shareholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000, must first be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees will be required to report to our audit committee any such related person transaction. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available to and deemed relevant by the audit committee, including, but not limited to, the risks, costs and benefits to us, the terms of the transaction, the availability of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those agreements that, in light of known facts and circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion.

Description of our share capital

General

Edgen Murray Limited was incorporated on August 29, 2008 as a Bermuda exempted company organized under the Companies Act. See “Certain relationships and related person transactions—Formation of Edgen Murray Limited and the Contribution.” We are registered with the Registrar of Companies in Bermuda under registration number 42332. Our registered office is located at Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda. The rights of our shareholders, including those persons who will become shareholders in connection with this offering, will be governed by Bermuda law and our memorandum of association and bye-laws, as the same may be amended from time to time. The Companies Act may differ in some material respects from laws generally applicable to US corporations and their shareholders. We intend to amend and restate our memorandum of association and our bye-laws prior to the consummation of this offering. The following discussion contains a description of our memorandum of association and our bye-laws as such documents are expected to be in effect upon the consummation of this offering. The following descriptions are qualified in their entirety by reference to Bermuda law and to our memorandum of association and bye-laws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

Share capital

Our authorized share capital consists of                      common shares, $1.00 par value per share, and                      preference shares, $1.00 par value per share. Immediately following this offering,                      common shares and no preference shares will be issued and outstanding.

Common shares

Holders of our common shares are entitled to one vote per share on all matters to be voted upon by the shareholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding preference shares, holders of our common shares are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. See “Dividend policy.” In the event of a liquidation, dissolution or winding up of our company, holders of our common shares are entitled to receive their ratable share of the net assets of our company available after payment of all debts and other liabilities, subject to preferences that may be applicable to any outstanding preference shares. Our common shares have no preemptive, subscription, redemption or conversion rights. The rights and privileges of holders of our common shares will be subject to any series of preference shares that we may issue in the future.

All of our common shares issued and outstanding prior to completion of this offering are and will be fully paid up, and all of our common shares to be issued in this offering will be issued fully paid up. Immediately prior to this offering, there was no public market for our common shares.

Preference shares

Pursuant to our bye-laws, our board of directors by resolution may establish one or more series of preference shares having such designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other rights, qualifications, limitations or restrictions as may be fixed by the board of directors without any shareholder approval. Such rights, preferences, powers, qualifications, limitations and restrictions as may be established could also have the effect of discouraging an attempt to obtain control of our company. These preference shares are of the type commonly referred to as “blank-check” preferred stock.

Options

Currently,                      of our common shares are reserved for issuance under our stock option plan, of which                      common shares are issuable upon exercise of options outstanding as of                     , 2008.

Voting

Unless a different percentage is required by Bermuda law or by our bye-laws, the affirmative vote of a majority of the shares of our share capital entitled to vote on the subject matter and present, in person or by proxy, at a meeting of our shareholders at which a quorum is present will be the act of the shareholders. A quorum with respect to a meeting of our shareholders consists of one or more persons present in person at the start of the meeting and representing in person or by proxy in excess of 50% of our total then issued shares entitled to vote on the subject matter. Our directors will be elected by the vote of a plurality of the shares of our share capital entitled to vote.

Registration rights

Prior to the closing of this offering, we intend to enter into an investors and registration rights agreement with certain of our shareholders. See “Certain relationships and related person transactions—Investors and registration rights agreement.” Pursuant to such investors and registration rights agreement and our bye-laws, as long as JCP or funds managed by JCP beneficially own at least 5% of our then-outstanding common shares, JCP will be entitled to have a representative attend meetings of our board of directors as a non-voting observer.

Repurchase of shares

At its discretion and subject to the Companies Act, our board of directors may authorize the repurchase by us of our own shares, of any class, at any price. To the extent permitted by Bermuda law, the shares to be purchased may be selected in any manner whatsoever, upon such terms as our board of directors may determine in its discretion.

Transfer of Shares

Under Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding the recording of any such special capacity, we are not bound to investigate or see to the execution of any such trust. We will take no notice of any trust applicable to any of our shares, whether or not we have been notified of such trust.

Our board of directors may refuse to recognize an instrument of transfer of a share unless (i) the instrument of transfer is duly stamped, if required by law, and lodged with us, accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors may reasonably require, (ii) the transfer is in respect of only one class of shares and (iii) the permission of the Bermuda Monetary Authority has been obtained, if applicable. Subject to such restrictions, a holder of our shares may transfer the title to all or any of such holder’s shares by completing the usual common form or any other form which our board of directors may approve. An instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid up share, our board of directors may accept an instrument signed only by the transferor.

The Bermuda Monetary Authority has given its consent for the issue and free transferability of all of the shares that are the subject of this offering to and between non-residents of Bermuda for exchange control purposes, provided that our shares remain listed on an appointed stock exchange, which includes the NYSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

Access to books and records and dissemination of information

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s memorandum of association, including its objects and powers, and any alterations to its memorandum of association. Shareholders also have the right to inspect the minutes of general meetings (and obtain copies thereof on payment of a fee), to be provided with a copy of a company’s bye-laws on payment of the cost thereof and to be sent a copy of a company’s audited financial statements as required prior to a general meeting. The register of shareholders of a company also is open to inspection by shareholders without charge and by members of the general public on payment of a fee, and each of the shareholders and the members of the general public may request a copy of the register of shareholders of a company on payment of a fee. We are required to maintain our share register in Bermuda, but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain our principal share register in Hamilton, Bermuda. We are required to keep at our registered office a register of directors and officers that is open for inspection for not less than two hours each day by members of the general public without charge, copies of which are available to members of the general public on payment of a fee. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Board actions

Under Bermuda law, the directors of a Bermuda company owe their fiduciary duty principally to the company, rather than to shareholders of the company. Our bye-laws provide that some actions are required to be approved by our board of directors. Unless a different percentage is required by Bermuda law or by our bye-laws, the affirmative vote of a majority of the members of our board of directors entitled to vote on the subject matter and present at a properly convened meeting will be the act of our board of directors.

Our bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law requires that our directors be individuals, but there is no requirement in our bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in our bye-laws or Bermuda law that our directors must retire at a certain age.

Related person transactions and loans

Provided a director discloses a direct or indirect interest in any contract or arrangement with us as required by Bermuda law, such director is entitled to be counted in the quorum and vote in respect of any such contract or arrangement in which he or she is interested unless he or she is disqualified from voting by the decision of the chairman of the relevant board meeting, and their ruling in relation to the director concerned shall be final and conclusive except in very limited circumstances.

Under Bermuda law, a director (including the spouse or children of the director or any company of which such director, spouse or children own or control more than 20% of the capital or loan debt) cannot borrow from us, (except loans made to directors who are bona fide employees or former employees pursuant to an employees’ share scheme) unless shareholders holding 90% of the total voting rights have consented to the loan.

Shareholders’ meetings

Under Bermuda law, a company is required to convene at least one general meeting of shareholders each calendar year. A special general meeting of our shareholders may be called only by the president, the chairman or the board of directors or by the holders of at least one-tenth of the shares of our share capital entitled to vote.

Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under our bye-laws, shareholders must be given notice of a general meeting, whether annual or special, not fewer than 10 nor more than 60 days before the date of such meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting, by the affirmative vote of all of the shares of our share capital entitled to vote at such meeting; or (ii) in the case of a special general meeting, by the affirmative vote of a majority of the shares of our share capital entitled to vote at such meeting (being a majority together holding not less than 95% in par value of the shares entitled to vote).

Shareholder suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. However, the Bermuda courts would ordinarily be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by the Bermuda courts to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda courts, which may make an order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholder by other shareholders or by the company.

Discontinuance

Under Bermuda law, an exempted company may be discontinued in Bermuda and continued in a jurisdiction outside Bermuda as if it had been incorporated under the laws of that other jurisdiction. Our bye-laws provide that our board of directors may exercise all our power to discontinue to another jurisdiction without the need of any shareholder approval.

Foreign exchange controls

We have been designated as a non-resident of Bermuda by the Bermuda Monetary Authority for the purposes of the Exchange Control Act, 1972. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds, other than funds denominated in Bermuda dollars, in and out of Bermuda.

Corporate opportunities

Our bye-laws provide that certain of our shareholders that are associated with JCP, as further described in our bye-laws, have no obligation to offer us an opportunity to participate in business opportunities presented to them or their respective officers, directors, agents, members, partners and affiliates even if the opportunity is one that we might reasonably have pursued, and that neither JCP, such associated entities nor their respective officers, directors, agents, members, partners or affiliates will be liable to us or our shareholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of our company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of our company. Shareholders will be deemed to have notice of and consented to this provision of our bye-laws.

Anti-takeover provisions of our memorandum of association, our bye-laws and Bermuda law

Certain provisions of our memorandum of association, our bye-laws and the Companies Act may have the effect of delaying, deferring or preventing another party from acquiring control of us or encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. In addition, these provisions may adversely affect the prevailing market price of our common shares. These provisions include the items described below.

Unissued shares of share capital

Our remaining authorized and unissued common shares will be available for future issuance without additional shareholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.

Our bye-laws provide that our board of directors has the authority, without any further vote or action by our shareholders, to issue preference shares in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series. The existence of authorized but unissued preference shares could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue preference shares to parties who might oppose such a takeover bid or shares that contain terms the potential acquiror may find unattractive.

Classified board of directors; vacancies and removal of directors

Our bye-laws provide that our board of directors will consist of seven directors or such lesser or greater number as our board of directors, by resolution, may from time to time determine, provided that, at all times, there shall be no fewer than three directors. In accordance with our bye-laws, our board of directors is divided into three classes serving staggered three-year terms, with each class as nearly equal in number as possible and with one class being elected each year.

Our bye-laws also provide that directors may be removed only with cause and then only by the affirmative vote of a majority of the shares of our share capital entitled to vote for the election of directors. Furthermore, a director may only be removed at a special general meeting convened for that purpose, and notice of any such meeting must be served upon the director concerned not less than 14 days before the meeting. A director is entitled to attend the meeting and be heard on the motion for his or her removal.

Subject to limited exceptions, only our board of directors may fill a vacancy occurring as a result of the death, disability, disqualification or resignation of a director or as a result of an increase in the size of the board of directors. Any director elected to fill a vacancy will hold office for the remainder of the full term of the class of directors in which the vacancy occurred (including any vacancy created by increasing the size of the board) and until such director’s successor shall have been duly elected and qualified. No decrease in the number of directors will shorten the term of any incumbent director.

Shareholder action by written consent

Our bye-laws provide that shareholder action can only be taken at an annual or special meeting of shareholders and prohibits shareholder action by written consent in lieu of a meeting.

Advance notice requirements for director nominations and other shareholder proposals

Our bye-laws establish an advance notice procedure for our shareholders to nominate candidates for election as directors or to bring other business before an annual general meeting of our shareholders.

The shareholder notice procedure provides that only persons who are nominated by, or at the direction of, our board of directors or its chairman, or by a shareholder who has given timely written notice to our secretary or any assistant secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. The shareholder notice procedure also provides that at an annual general meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, our board of directors or its chairman or by a shareholder who has given timely written notice to our secretary of such shareholder’s intention to bring such business before such meeting.

Under the shareholder notice procedure, if a shareholder desires to nominate persons for election as directors or submit another proposal at an annual general meeting, written notice from the shareholder must be received by us at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the previous year’s annual general meeting. In the event that the annual general meeting is called for a date that is not within 30 days before or 60 days after such anniversary date, to be timely, notice from the shareholder must be received by us at our principal executive offices (i) not earlier than 120 days prior to the annual general meeting and (ii) not later than 90 days prior to the annual general meeting or the tenth day following the date on which notice of the annual general meeting was made public, whichever is later.

In addition, under the shareholder notice procedure, a shareholder’s notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain certain specified information. If the chairman of a meeting determines that business was not properly brought before the meeting in accordance with the shareholder notice procedure, such business shall not be discussed or transacted.

Amendments to our memorandum of association and bye-laws

Bermuda law provides that the memorandum of association of a company may only be amended by a resolution passed at a general meeting of shareholders. Our bye-laws provide that, subject to limited exceptions, certain provisions of our bye-laws (including those provisions relating to the election, classes, term of office and removal of directors and to business combinations and to changes to our bye-laws) shall not be rescinded, altered or amended, without the affirmative vote of both a majority of the members of our board of directors and at least 66 2/3% of the shares of our share capital entitled to vote.

Under Bermuda law, the holders of not less in the aggregate than 20% in par value of the company’s issued share capital or any class thereof have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their numbers as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Amalgamations and similar arrangements and appraisal rights

A Bermuda exempted company may acquire the business of another Bermuda exempted company or a company incorporated outside Bermuda when the business of the target company is within the acquiring company’s objects as set forth in its memorandum of association. Any amalgamation of our Company with another company or corporation (other than certain affiliate companies) first requires the approval of our board of directors and then the approval of our shareholders, by the affirmative vote of a majority of the shares of our share capital entitled to vote.

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for his or her shares in the Bermuda company may apply to the Bermuda Court to appraise the fair value of his or her shares.

Business combinations

Our bye-laws provide a mechanism designed to deal with business combinations including any amalgamation, merger or consolidation of the Company or any subsidiary with any interested shareholder or any other company which is or after such merger, consolidation or amalgamation would be an affiliate or associate of an interested shareholder. Subject to certain exceptions, an “interested shareholder” is a person who, together with affiliates and associates, owns 15% or more of our voting shares, or who is an affiliate or an associate of us who, within the three years prior to the date the determination is to be made, did own 15% or more of our voting shares.

Our bye-laws provide that we will not engage in any business combination with any interested shareholder or any affiliate or associate of any interested shareholder or any person who thereafter would be an affiliate or associate of such interested shareholder for a period of three years following the time that such shareholder became an interested shareholder. The following broad exceptions are set out:

•

at or subsequent to such time the business combination is approved by the affirmative vote of a majority of the members of our board of directors and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least 66 2/3% of the shares of our share capital entitled to vote that are not owned by the interested shareholder; or

•

prior to the time that the shareholder became an interested shareholder, the board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; or

•

upon consummation of the transaction which resulted in the person becoming an interested shareholder, the interested shareholder owned at least 85% of the shares of our share capital entitled to vote at the time the transaction commenced, excluding for the purposes of determining the number of shares issued and outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee share plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer.

Takeovers

Bermuda law provides that where an offer is made for shares of a company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the non-tendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The test is one of fairness to the body of the shareholders and not to individuals, and the burden is on the dissentient shareholder to prove unfairness, not merely that the scheme is open to criticism.

Limitation of liability and indemnification of directors and officers

Our bye-laws provide that our directors, resident representative, secretary and other officers (which includes any person appointed to any committee by the board of directors) for the time being acting in relation to any of the affairs of the Company or any subsidiary thereof and the liquidator, manager or trustees (if any) for the time being acting in relation to any of the affairs of the Company or any subsidiary thereof, and every one of them, and their heirs, executors and administrators, will be indemnified and held harmless out of the assets of the Company from and against all liabilities, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or suffer by or by reason of any act done, conceived in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and none of them shall be liable for the acts, defaults or omissions of any other person entitled to indemnification under our bye-laws, except that such indemnity shall not extend to any matter in respect of any fraud or dishonesty that may attach to any such person.

We may also purchase and maintain insurance for the benefit of any director or officer against any liability incurred by him or her under the Companies Act in his or her capacity as a director or officer or indemnifying such director or officer in respect of any liability incurred by him or her in respect of any act or omission in the actual or purported execution or discharge of his or her duties or in the exercise or purported exercise of his or her powers or otherwise in relation to the Company or any of its subsidiaries.

Under our bye-laws, upon the satisfaction of certain conditions, we may advance moneys to an officer or director for the costs, charges and expenses incurred by the officer or director in defending any civil or criminal proceedings against them, on condition that the officer or director shall repay the advance if any allegation of fraud or dishonesty is proved against him or her.

These rights are not exclusive of any other right that any person may have or acquire under any statute, provision of our memorandum of association, bye-laws, agreement, vote of shareholders or disinterested directors or otherwise. No repeal or modification of these provisions will in any way diminish or adversely affect the rights of any indemnitee in respect of any occurrence or matter arising prior to any such repeal or modification.

Our bye-laws also provide that our shareholders and us waive any claim or right of action they or we might have, whether individually or by or in the right of the Company, against any director or officer on account of any action taken by such director or officer, or the failure of such director or officer to take any action in the performance of his duties with or for the Company or any subsidiary thereof, provided that such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such director or officer. Notwithstanding anything contained in our bye-laws, any such director of officer shall not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the Companies Act.

Neither the amendment nor repeal of these provisions will eliminate or reduce the effect of the provisions in respect of any matter occurring, or any cause of action, suit or claim that, but for the provision, would accrue or arise, prior to any such amendment or repeal.

In addition, prior to this offering, we intend to enter into an indemnity agreement with each of our directors. Pursuant to those indemnity agreements, we will agree to indemnify each of our directors for losses or expenses they may incur in their role as director.

Transfer agent and registrar

A register of holders of the common shares will be maintained by Codan Services Limited, and a branch register will be maintained in the United States by                     , who will serve as branch registrar and transfer agent.

New York Stock Exchange listing

We have applied to list our common shares on the NYSE under the symbol “EMY.”

Shares eligible for future sale

Prior to this offering, there has been no public market in the United States or elsewhere for our common shares. Although we expect to have our common shares approved for listing on the NYSE, we cannot assure you that there will be an actual public market for our common shares. Future sales of substantial amounts of our common shares in the public market following this offering or the anticipation of these sales occurring could adversely affect prevailing market prices for our common shares or could impair our ability to raise capital through an offering of our common shares in the future. For a further discussion of this risk, see “Risk Factors-Risks related to our common shares and this offering — common shares eligible for public sale after this offering could adversely affect the price of our common shares.”

Our officers, directors and shareholders, who collectively hold an aggregate of            common shares, and the underwriters have entered into lock-up agreements in connection with this offering. These lock-up agreements provide that, with limited exceptions, our officers, directors and other shareholders have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of our common shares for a period after the effective date of this offering. For details of these agreements and the periods for which they apply, see “Underwriting — Lock-up agreements.”

Upon the completion of this offering, we will have            common shares outstanding, based on the number of shares outstanding as of            , 2009, immediately following the Contribution. All of the common shares sold in this offering will be freely tradable in the US public market without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Some of the remaining common shares held by existing shareholders are “restricted” shares as that term is defined in Rule 144. We issued and sold the restricted shares in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 144, which is summarized below. The holders of            of our common shares after this offering will be entitled to registration rights under which we will be required to register the resale of their shares under the Securities Act. See “Certain relationships and related person transaction — Investors and registration rights agreement.”

In general, under Rule 144 as currently in effect, an affiliate who has beneficially owned restricted shares for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	one percent of the number of common shares then outstanding, which will equal approximately common shares immediately after this offering, or

•	the average weekly trading volume of the common shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

If any person who is deemed to be our affiliate purchases common shares in this offering or acquires our common shares pursuant to one of our employee benefit plans, sales under Rule 144 of the common shares held by that person are subject to the volume limitations and other restrictions described in the preceding two paragraphs.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. Once we have been a reporting company for 90 days, a non-affiliate who has beneficially owned restricted shares for at least six months may rely on Rule 144 provided that certain public information regarding us is available. The six month holding period increases to one year in the event we have not been a reporting company for at least 90 days. However, a non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144 regardless of how long we have been a reporting company.

US federal and Bermuda income tax considerations

US federal income taxation

The following describes certain US federal income tax consequences that are relevant with respect to the acquisition, ownership and disposition of common shares by a US Holder (as defined below). This summary addresses only US federal income tax considerations of US Holders that will hold common shares as capital assets. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase common shares. In particular, this summary does not address all of the tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (a) financial institutions; (b) insurance companies; (c) dealers or traders in securities, currencies or notional principal contracts; (d) tax-exempt entities; (e) persons that will hold common shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for US federal income tax purposes; (f) persons that have a “functional currency” other than the US dollar; (g) persons that own (or are deemed to own) 10% or more (by voting power) of our share capital who would, if we were considered to be a controlled foreign corporation for US federal income tax purposes, be subject to special rules; (h) regulated investment companies; (i) persons who hold common shares through partnerships or other pass-through entities; (j) real estate investment trusts; and (k) S corporations. Further, this summary does not address alternative minimum tax consequences.

This summary is based on the Internal Revenue Code of 1986, as amended (the Code), US Treasury regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this prospectus. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

Each prospective investor is advised to consult a tax advisor as to such investor’s individual circumstances with respect to the US federal, estate, state, local, gift and other tax consequences of acquiring, owning and disposing of the common shares. US Holders should also review the discussion under “US federal and Bermuda income tax considerations — Bermuda tax considerations” for the Bermuda tax consequences to a US Holder of the ownership of the common shares.

For purposes of this summary a “US Holder” is a beneficial owner of common shares that is, for US federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof (including the District of Columbia); (c) an estate, the income of which is subject to US federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more US persons have the authority to control all of the substantial decisions of such trust or (ii) the trust has a valid election in effect under applicable US Treasury regulations to be treated as a US person. If a partnership or any other entity treated as a partnership for US federal income tax purposes holds common shares, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding common shares should consult its own tax advisor. A “Non-US Holder” is a beneficial owner of common shares, other than a partnership or entity treated as a partnership, that is not a US Holder.

Distributions

Subject to the discussion below under “Passive foreign investment company considerations,” the gross amount of any distribution that is actually or constructively received by a US Holder with respect to its common shares will be a dividend includible in gross income of a US Holder as ordinary income to the extent the amount of such distribution does not exceed our current and accumulated earnings and profits determined under US tax principles. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such US Holder’s adjusted tax basis in its common shares, and to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of the common shares. Dividends paid on common shares generally will constitute income from sources outside the United States and will not be eligible for the “dividends received deduction” generally available to US corporate shareholders. The gross amount of any dividend paid in foreign currency will be included in the gross income of a US Holder in an amount equal to the US dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date the foreign currency is received by the US Holder, regardless of whether the foreign currency is converted into US dollars. If the foreign currency is converted into US dollars on the date of receipt by the US Holder, a US Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currency received is not converted into US dollars on the date of receipt, a US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.

Under current US law, certain distributions received by individuals (as well as certain trusts and estates) in taxable years beginning before January 1, 2011, generally will be taxed at a preferential tax rate (rather than the higher rates of tax generally applicable to items of ordinary income). This preferential rate is only applicable to distributions paid by “qualified corporations” and only with respect to common shares held for a minimum holding period of more than 61 days during a specified 121-day period. If we are a passive foreign investment company (“PFIC”) (as discussed below under “Passive Foreign Investment Company Considerations”), we will not be considered a “qualified corporation” for these purposes. Accordingly, if we are a PFIC, distributions paid by us with respect to common shares will not be eligible for a reduced income tax rate. If we are not a PFIC, distributions paid by us will so qualify for the preferential rate, assuming the holding period requirement is also met and our common shares continue to be readily tradable on an established securities market in the United States. In addition, currently proposed legislation would deny the preferential rate of federal income tax imposed on dividends received from corporations organized in certain jurisdictions, including Bermuda. If this legislation were enacted, the preferential tax rates imposed on qualified dividend income would no longer be applicable to dividends received from us. Any dividends paid on our common shares that are not eligible for these preferential rates will be taxed as ordinary income to a US holder that is an individual. As of the date hereof, it is not possible to predict with any certainty whether this legislation will be enacted. Prospective investors should consult their own tax advisors regarding the taxation of distributions under these rules.

A distribution of additional common shares to US Holders with respect to their common shares that is part of a pro rata distribution of common shares to all shareholders generally will not be subject to US federal income tax.

For purposes of calculating the foreign tax credit, dividends paid on common shares will be treated as income from sources outside the United States and will generally constitute “passive category income” or, in the case of some US Holders, as “general category income.” The amount of the qualified dividend income, if any, paid to a US Holder that is subject to the reduced dividend income tax rate that is taken into account for purposes of calculating the US Holder’s US foreign tax credit limitation must be reduced by the “rate differential portion” of the dividend (which, assuming a US Holder is in the 35% income tax bracket, which is currently the highest rate, would generally require a reduction of the dividend amount by approximately 57.14%). Prospective investors should consult their own tax advisors regarding the implications of the foreign tax credit provisions for them, in light of their particular situation.

Subject to the discussion under “Backup withholding and information reporting,” a Non-US Holder generally will not be subject to US federal income or withholding tax on dividends received on common shares unless that income is effectively connected with the conduct by that Non-US Holder of a trade or business within the United States (and, if any applicable income tax treaty so requires, is attributable to a permanent establishment maintained by the Non-US Holder in the United States).

Sale or other disposition

Subject to the discussion below under “Passive foreign investment company considerations,” a US Holder will generally recognize a gain or loss for US federal income tax purposes upon the sale or exchange of common shares in an amount equal to the difference between the US dollar value of the amount realized from such sale or exchange and the US Holder’s tax basis in such common shares. Such gain or loss will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for non-corporate US Holders, including individuals, trusts or estates) if the common shares were held for more than one year. Any such gain or loss would generally be treated as from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to significant limitations.

A US Holder that receives foreign currency on the sale or other disposition of common shares will realize an amount equal to the US dollar value of the foreign currency on the date of sale (or, in the case of cash basis and electing accrual basis taxpayers, the US dollar value of the foreign currency on the settlement date) provided that the common shares are treated as being “traded on an established securities market.” If a US Holder receives foreign currency upon a sale or exchange of common shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into US dollars on the date received by the US Holder, a cash basis or electing accrual US Holder should not recognize any gain or loss on such conversion.

Subject to the discussion below under “Backup withholding and information reporting,” a Non-US Holder generally will not be subject to US federal income or withholding tax on any gain realized on the sale or exchange of common shares unless: (a) that gain is effectively connected with the conduct by that Non-US Holder of a trade or business in the United States (and, if any applicable income tax treaty so requires, is attributable to a permanent establishment maintained by the Non-US Holder in the United States), or (b) in the case of any gain realized by an individual Non-US Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.

Subject to the discussion below under “Passive foreign investment company considerations,” a redemption of common shares by us will be treated as a sale of the redeemed common shares by the US Holder (which is taxable as described under “Sale or Other Disposition”) or, in certain circumstances, as a distribution to the US Holder (which is taxable as described under “Distributions”).

Passive foreign investment company considerations

A corporation organized outside the United States generally will be classified as a PFIC for US federal income tax purposes in any taxable year in which either: (a) at least 75% of its gross income is “passive income” (the “income test”), or (b) at least 50% of the gross average quarterly fair market value of its assets is attributable to assets that produce “passive income” or are held for the production of passive income (the “asset test”). Passive income for this purpose generally includes dividends, interest, royalties, rents (other than rents derived in the active conduct of a trade or business and not derived from a related person) and gains from commodities and securities transactions. In determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

We believe that we will not be a PFIC for US federal income tax purposes for our current taxable year, and we believe it is unlikely that we will be a PFIC in any future year. However, this conclusion is a factual determination that is made annually at the end of a taxable year, and therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. If we are classified as a PFIC in any year that a US Holder is a shareholder, we generally will continue to be treated as a PFIC for that US Holder in all succeeding years, regardless of whether we continue to meet the income or asset test described above, unless the US Holder has made an election to recognize gain as if such US Holder sold its PFIC stock as of the last day of the last taxable year for which we were a PFIC.

Accurate predictions of the nature of our income and the composition of our assets are difficult. Prospective investors should consult their own tax advisers concerning the applicability of the PFIC rules.

Backup withholding and information reporting

Backup withholding and information reporting requirements may apply to certain payments to US Holders of dividends on common shares and to the proceeds of a sale or redemption of a common share. We, our agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding currently at a rate of 28% (which rate is scheduled to increase effective January 1, 2011 but may be subject to further change) of such payment if the US Holder fails (a) to furnish the US Holder’s taxpayer identification number, (b) to certify that such US Holder is not subject to backup withholding or (c) to otherwise comply with the applicable requirements of the backup withholding rules. Certain US Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements.

Non-US Holders who hold their common shares through a US broker or agent or through the US office of a non-US broker or agent may be required to comply with applicable certification procedures to establish that they are not US Holders in order to avoid the application of such information reporting requirements and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US Holder generally may be claimed as a credit against such US Holder’s US federal income tax liability, and such US Holder may obtain a refund of any excess amounts withheld, provided that the required information is timely furnished to the US Internal Revenue Service.

A US Holder that purchases common shares in this offering generally will be required to file Form 926 with the IRS if the amount transferred in exchange for the common shares during the twelve-month period ending on the date of the transfer exceeds $100,000. This form is required to be filed with that US Holder’s tax return for the taxable year in which that holder makes such a transfer. In the event a US Holder is required to file Form 926 and fails to do so, that US Holder could be required to pay a substantial penalty. In addition, depending upon your particular circumstances, you may be required to file certain other IRS information returns with respect to a purchase of the common shares.

Prospective investors should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption and also for whether they are required to file Form 926.

Bermuda tax considerations

Bermuda does not currently impose any income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax on us or our shareholders, other than shareholders ordinarily resident in Bermuda, if any. There is currently no Bermuda withholding or other tax on principal, interest or dividends paid to holders of the common shares, other than holders ordinarily resident in Bermuda, if any. We cannot assure you that we or our shareholders will not be subject to any such tax in the future. We are not subject to stamp duty on the issue or transfer of our common shares.

The company has received a written assurance dated September 15, 2008 from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, that if any legislation is enacted in Bermuda imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of that tax would not be applicable to us or to any of our operations, or to our shares, debentures or obligations until March 28, 2016; provided that the assurance is subject to the condition that it will not be construed to prevent the application of such tax to people ordinarily resident in Bermuda and holding such common shares, debentures or other obligations, or to prevent the application of any taxes payable by us in respect of real property or leasehold interests in Bermuda held by us.

As an exempted company, we are liable to pay in Bermuda an annual fee based upon our authorized share capital and our share premium account at a current rate of at least BD$1,995 per annum.

THE ABOVE SUMMARIES REFLECT CERTAIN ASPECTS OF CURRENT LAW AND PRACTICE IN THE UNITED STATES AND BERMUDA. PROSPECTIVE SHAREHOLDERS WHO ARE IN DOUBT AS TO THEIR TAX POSITION OR WHO MAY BE SUBJECT TO TAX IN ANY OTHER JURISDICTION SHOULD CONSULT THEIR PROFESSIONAL ADVISERS.

Underwriting

We are offering the common shares described in this prospectus through a number of underwriters. Jefferies & Company, Inc. and            are acting as joint book-running managers of this offering. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, the number of common shares listed next to its name in the following table:

Underwriters	Number of common shares
Jefferies & Company, Inc.

Total

The underwriters are committed to purchase all the common shares offered by the allotment if they purchase any common shares. The underwriting agreement provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated. The underwriting agreement also provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us our counsel and our independent auditors.

The underwriters propose to offer the common shares directly to the pubic at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per common share. Any such dealers may resell common shares to certain other brokers or dealers at a discount of up to $            per common share from the initial public offering price. After the initial public offering of the common shares, the offering price and other selling terms may be changed by the underwriters. Sales of common shares made outside of the United States may be made by affiliates of the underwriters. The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of common shares offered by them or without the prior specific written approval of the customers.

The underwriters intend to sell the common shares in a manner so that we satisfy the following NYSE standards prior to trading as of our original listing date on the NYSE:

•	minimum stock price of at least $4.00 at the time of listing;

•	at least 400 US stockholders of 100 shares or more;

•	at least 1,100,000 publicly held shares outstanding in the United States; and

•	aggregate market value of publicly held shares of at least $60 million in the United States.

Option to purchase additional common shares

The underwriters have an option to buy up to            additional common shares from the selling shareholders named in “Principal and selling shareholders” to cover sales of common shares by the underwriters which exceed the number of common shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any common shares are purchased with this over-allotment option, the underwriters will purchase common shares in approximately the same proportion as shown in the table above. If any additional common shares are purchased, the underwriters will offer the additional common shares on the same terms as those on which the common shares are being offered.

Discounts and expenses

The underwriting fee is equal to the public offering price per common share less the amount paid by the underwriters to us per common share. The underwriting fee is $             per common share. The following table shows the per common share and total underwriting discount to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional common shares:

	No Exercise	Full Exercise
Per common share	$	$

Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $            , all of which will be paid by us.

Electronic distribution

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of common shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Lock-up agreements

We and all of our directors and officers and shareholders have agreed that, subject to certain exceptions, we and they will not, without the prior written consent of Jefferies & Company, Inc. (which consent may be withheld at the sole discretion of Jefferies & Company, Inc.), directly or indirectly, sell, offer, contract or grant any option to sell (including, without limitation, any short sale), pledge, transfer, or establish an open “put equivalent position” within the meaning of Rule 16a–1 (h) under the Exchange Act, or otherwise dispose of or transfer, or announce the offering of, or file any registration statement under the Securities Act in respect of, any of our common shares, options, rights or warrants to acquire our common shares or securities exchangeable or exercisable for or convertible into our common shares or publicly announce the intention to do any of the foregoing during the period commencing on and including the date of this prospectus and ending on and including the 180th day following the date of this prospectus, which is referred to as the “Lock–up Period,” provided, however, that we may issue our common shares or options to purchase our common shares, or issue common shares upon exercise of options, pursuant to any stock option, stock bonus or other stock plan or arrangement described in this prospectus, but only if the holders of such shares, options, or shares issued upon exercise of such options, agree in writing not to sell, offer, dispose of or otherwise transfer any such shares or options during such Lock-up Period without the prior written consent of Jefferies & Company, Inc. (which consent may be withheld at the sole discretion of Jefferies & Company, Inc.).

Notwithstanding the foregoing, if (i) during the last 17 days of the Lock–up Period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the Lock–up Period, we announce that we will release earnings results during the 16-day period beginning on the last day of the Lock-up Period, then in each case the Lock-up Period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Jefferies & Company, Inc. waives, in writing, such extension (which waiver may be withheld at the sole discretion of Jefferies & Company, Inc.), except that such extension will not apply if, within three business days prior to the 15th calendar day before the last day of the Lock-up Period, we deliver a certificate, signed by our Chief Financial Officer or Chief Executive Officer, certifying on our behalf that (i) our common shares are “actively traded securities” (as defined in Regulation M), (ii) we meet the applicable requirements of paragraph (a)(i) of Rule 139 under the Securities Act in the manner contemplated by FINRA Conduct Rule 2711(f)(4) and (iii) the provisions of FINRA Conduct Rule 2711(f)(4) are not applicable to any research reports relating to us published or distributed by any of the underwriters during the 15 days before or after the last day of the Lock-up Period (before giving effect to such extension). Jefferies & Company, Inc. has advised us that it does not currently have any intention, agreement or understanding with respect to the early release of any of the locked-up shares.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement of which this prospectus is a part or based upon the omission or alleged omission to state in the registration statement a material fact required to be stated therein or necessary to make the statements therein not misleading.

Stabilization, short positions and penalty bids

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress. These stabilizing transactions may include making short sales of the common shares, which involves the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing common shares in the open market. In making this determination, the underwriters will consider, among other things, the price of common shares available for purchase in the open market compared to the price at which the underwriters may purchase common shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase common shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M under the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those common shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares and, as a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Offering price determination

Prior to this offering, there has been no public market for the common shares. The initial public offering price of the common shares will be determined by negotiations between the representatives of the underwriters and us. In determining the initial public offering price, representatives of the underwriters and us expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

None of the underwriters, our company or the selling shareholders can assure investors that an active trading market will develop for our common shares, or that the common shares will trade in the public market at or above the initial public offering price.

Relationships

The parent company of Jefferies & Company, Inc. is Jefferies Group. Mr. Brian P. Friedman, who is a director of Jefferies Group and Chairman of the Executive Committee of Jefferies & Company, Inc., is the President of the general partner of Fund IV and one of the managing members of JCP. Jefferies Group directly or indirectly has made a substantial investment in and has a substantial, non-voting economic interest in JCP and Fund IV and has guaranteed a portion of the debt provided by a third party lender to one of the funds comprising Fund IV. In addition, Jefferies Group employs and provides office space for JCP’s employees, for which JCP reimburses Jefferies Group on an annual basis. Mr. James L. Luikart is the Executive Vice President of the general partner of Fund IV, one of the managing members of JCP and a director of ours, and Mr. Nicholas Daraviras is a Managing Director of JCP and a director of ours. Pursuant to our bye-laws and an investor rights agreement we intend to enter into prior to the closing of this offering, as long as JCP or funds managed by JCP beneficially own at least 5% of our then-outstanding common shares, JCP will be entitled to have a representative attend meetings of our board of directors as a non-voting observer.

As selling shareholders in this offering, the funds comprising Fund IV will receive the net proceeds from the offering of their shares equal to $             (assuming an initial public offering price of $             per common share, the midpoint of the range set forth on the cover page of this prospectus). Jefferies Finance LLC and Jefferies High Yield Trading, LLC, each a joint venture owned in part by Jefferies Group, are lenders under our first lien term loan credit agreement, a portion of which will be repaid with the net proceeds of this offering. As a result, they will collectively receive approximately     % of the net proceeds to us of this offering. See “Use of proceeds” and “Principal and selling shareholders.”

Jefferies & Company, Inc. is deemed to have a “conflict of interest” under Rule 2720 of the Conduct Rules of FINRA because JCP is an affiliate of Jefferies & Company, Inc. and JCP manages funds that own more than 10% of our common shares. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. That rule requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter,” as defined by FINRA.              will serve in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal matters

The validity of the shares offered hereby and certain legal matters in connection with this offering with respect to Bermuda law will be passed upon for us by Conyers Dill & Pearman. Certain legal matters in connection with this offering with respect to US federal securities laws, New York law and US federal income tax matters will be passed upon for us by Dechert LLP. Certain legal matters in connection with this offering with respect to US federal securities laws will be passed upon for the underwriters by Vinson & Elkins L.L.P. Certain legal matters in connection with this offering with respect to Bermuda law will be passed upon for the underwriters by Appleby.

Experts

The financial statements of Edgen Murray Limited as of December 31, 2008 included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Edgen Murray II, L.P. and subsidiaries as of December 31, 2008 and 2007, and for the years ended December 31, 2008, 2007 and 2006, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement (which reports express an unqualified opinion on the consolidated financial statements and financial statement schedule and includes an explanatory paragraph related to the adoption of the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Income Taxes,” on January 1, 2007), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Enforceability of certain judgments and service of process

Edgen Murray Limited is organized under the laws of Bermuda. Certain directors or officers of Edgen Murray Limited are neither citizens nor residents of the United States. A significant part of our assets and all of the assets of our directors and officers who are neither citizens nor residents of the United States are located outside the United States. Although we have agreed in certain circumstances to accept service of process in the United States by agents designated for such purpose, it may not be possible (a) to effect service of process upon certain of our directors or officers or (b) to enforce judgments of courts of the United States predicated upon the civil liability of such persons under the US securities laws against any such persons in the courts of a foreign jurisdiction. We have been advised by our legal counsel, Dechert LLP and Conyers Dill & Pearman, that there is also doubt as to the direct enforceability in Bermuda against any of these persons, in an original action or in an action for the enforcement of judgments of US courts, of civil liabilities predicated solely upon the federal securities laws of the United States.

Currency and exchange rate information

In this prospectus, references to “dollars,” “US dollars,” “$” and “¢” are to the lawful currency of the United States, and all areas subject to its jurisdiction. References to “UK pounds,” “£” and “pence” are to the lawful currency of the United Kingdom. References to “Euro” and “€” are to the single currency adopted by participating member states of the European Union as their lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union. References to “Bermuda dollars” and “BD$” are to the lawful currency of The Bermuda Islands. References to “Australian dollars” and “AU$” are to the lawful currency of The Commonwealth of Australia. References to “Singapore dollars” and “S$” are to the lawful currency of The Republic of Singapore. References to “UAE dirhams” and “AED” are to the lawful currency of the United Arab Emirates.

The following table sets forth for the periods presented and the dates indicated the high, low, period average and period end noon buying rates in the City of New York for cable transfers of UK pounds as certified for customs purposes by the Federal Reserve Bank of New York expressed as US dollars per £1.00 (the noon buying rate). The noon buying rate on                    , 2008 was £1 = $            . Unless otherwise indicated, UK pound amounts have been translated into US dollars at the                    , 2008 noon buying rate reported by the Federal Reserve Bank of New York.

	High	Low	Period (1) Average	Period End
Twelve months ended December 31,
2004	1.95	1.75	1.83	1.92
2005	1.93	1.71	1.82	1.72
2006	1.98	1.73	1.84	1.96
2007	2.11	1.92	2.00	1.98
2008	2.03	1.44	1.85	1.46

(1)	The daily average of the noon buying rates in the City of New York for cable transfers of UK pounds as certified for customs purposes by the Federal Reserve Bank of New York during the relevant period.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common shares offered hereby. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete.

For further information about us, our common shares and any document referred to in this prospectus, we refer you to the registration statement and the exhibits to the registration statement filed as part of the registration statement. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the documents or matter involved. The registration statement, its exhibits and schedules and other information that we have filed with or furnished to the SEC may be inspected at the SEC’s public reference room at room 1024, 100 F Street, N.E., Washington, DC 20549. Copies of this material can be obtained from the Public Reference Section of the SEC upon payment of fees prescribed by the SEC. You may call the SEC at (800) SEC-0350 for further information on the operation of the public reference room. Our filings will also be available to the public from commercial document retrieval services and the SEC web site at www.sec.gov.

Report of Independent Registered Public Accounting Firm

To the Shareholder of Edgen Murray Limited

Baton Rouge, Louisiana

We have audited the accompanying balance sheet of Edgen Murray Limited (the “Company”) as of December 31, 2008, and the related statements of operations and cash flows for the period August 29, 2008 (Date of Incorporation) to December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2008, and the results of its operations and its cash flows for the period August 29, 2008 (Date of Incorporation) to December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New Orleans, Louisiana

May 12, 2009

Edgen Murray Limited

Balance Sheet

December 31, 2008

Total assets	$—

Liabilities – due to Edgen Murray Corporation	$8,099

SHAREHOLDER’S EQUITY:
Ordinary shares, $1, nominal value, 100 shares	$100
Less receivable from Edgen Murray II, L.P.	(100)
Retained deficit	(8,099)

Total liabilities and shareholder’s equity	$—

See accompanying note to the financial statements.

Edgen Murray Limited

Statement of Operations

August 29, 2008 (Date of Incorporation) to December 31, 2008

General and administrative expenses	$8,099

Net loss	$8,099

See accompanying note to the financial statements.

Edgen Murray Limited

Statement of Cash Flows

August 29, 2008 (Date of Incorporation) to December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,099)
Changes in assets and liabilities:
Increase in due to Edgen Murray Corporation	8,099

Net cash from operating activities	—

Net change in cash and cash equivalents	—
Cash – beginning of period	—

Cash – end of period	$—

NONCASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common shares	$100

Stock subscription receivable	$(100)

See accompanying note to the financial statements.

Edgen Murray Limited

Note to Financial Statements

December 31, 2008

1. Organization

On August 29, 2008, Edgen Murray Limited was formed by Edgen Murray II, L.P. (“EM II LP”) to serve as a future holding company for EM II LP’s non-North American subsidiaries. Edgen Murray Limited is also expected to become the holding company for EM II LP’s North American subsidiaries in a transaction we refer to as the “Contribution,” and, as the new parent holding company for EM II LP’s business, serve as the issuer in an initial public offering. In the Contribution, EM II LP will distribute to the partners of EM II LP the shares of Edgen Murray Limited and the shares of Edgen Murray Corporation, which is the holding company for EM II LP’s North American subsidiaries. The partners will then contribute the shares of Edgen Murray Corporation to Edgen Murray Limited in exchange for additional shares of Edgen Murray Limited. As a result of the Contribution, the partners will receive common shares of Edgen Murray Limited representing an ownership interest in Edgen Murray Limited that is equivalent to their ownership interest in EM II LP, before giving effect to the common shares to be issued by Edgen Murray Limited in the initial public offering.

The Contribution will be accounted for as a business combination among entities under common control, and the historical carryover basis of assets and liabilities will remain unchanged. As a result, the Contribution will not have an impact on the financial position or results of operations of EM II LP’s business as of the date of the Contribution.

Edgen Murray Limited issued 100 ordinary shares to EM II LP in the form of a subscription receivable to Edgen Murray Limited. The subscription receivable from EM II LP has been reflected as a deduction from shareholders equity on the accompanying balance sheet. Edgen Murray Limited had no cash flows and incurred certain general and administrative expenses.

Report of Independent Registered Public Accounting Firm

To the Partners of Edgen Murray II, L.P.

Baton Rouge, Louisiana

We have audited the accompanying consolidated balance sheets of Edgen Murray II, L.P. (a partnership) and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, partners’ (deficit) capital, and cash flows for each of the three-years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three-years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 2007 as a result of adopting Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.

New Orleans, Louisiana

March 4, 2009

EDGEN MURRAY II, L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND 2007

(In thousands)

	2008	2007
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$41,708	$48,457
Accounts receivable — net of allowance for doubtful accounts of $2,408 and $1,462, respectively	202,397	177,705
Inventory	276,311	227,913
Income tax receivable	2,754	5,533
Prepaid expenses and other current assets	11,849	6,540
Deferred tax asset — net	4,219	1,933

Total current assets	539,238	468,081
PROPERTY, PLANT, AND EQUIPMENT — Net	42,703	43,530
GOODWILL	75,936	82,877
OTHER INTANGIBLE ASSETS	69,274	100,635
OTHER ASSETS	3,240	179
DEFERRED TAX ASSET — Net	69	46
DEFERRED FINANCING COSTS	11,626	14,206

TOTAL	$742,086	$709,554

(Continued)

EDGEN MURRAY II, L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND 2007

(In thousands)

	2008	2007
LIABILITIES AND PARTNERS’ DEFICIT

CURRENT LIABILITIES:
Managed cash overdrafts and short-term loans	$9,305	$49
Accounts payable	151,888	139,923
Accrued expenses and other current liabilities	15,943	13,482
Income tax payable	29,298	3,579
Deferred revenue	14,293	4,085
Accrued interest payable	4,426	5,885
Deferred tax liability — net	—	309
Current portion of capital lease	247	311
Current portion of long-term debt	4,269	4,268

Total current liabilities	229,669	171,891
DEFERRED TAX LIABILITY — Net	18,466	24,817
OTHER LONG-TERM LIABILITIES	16,993	10,055
CAPITAL LEASE	16,143	22,575
LONG-TERM DEBT	497,354	548,702

Total liabilities	778,625	778,040

COMMITMENTS AND CONTINGENCIES
PARTNERS’ DEFICIT:
General partner	1	1
Limited partners	(36,540)	(68,487)

Total partners’ deficit	(36,539)	(68,486)

TOTAL	$742,086	$709,554

(Concluded)

See notes to consolidated financial statements.

EDGEN MURRAY II, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

(In thousands, except unit data and number of units)

	2008	2007	2006
SALES	$1,265,615	$917,657	$686,937
OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown separately below)	997,940	748,722	548,744
Selling, general, and administrative expense	90,823	68,310	60,292
Depreciation and amortization expense	22,559	22,570	21,051

Total operating expenses	1,111,322	839,602	630,087

INCOME FROM OPERATIONS	154,293	78,055	56,850
OTHER INCOME (EXPENSE):
Other income (expense) — net	(902)	3,176	13,345
Loss on prepayment of debt	—	(31,385)	—
Interest expense — net	(45,040)	(48,301)	(33,822)

INCOME BEFORE INCOME TAX EXPENSE (BENEFIT)	108,351	1,545	36,373
INCOME TAX EXPENSE (BENEFIT)	35,124	(1,370)	12,891

NET INCOME	73,227	2,915	23,482
PREFERRED INTEREST AND DIVIDENDS	—	(1,656)	(4,349)

NET INCOME AVAILABLE TO COMMON PARTNERSHIP INTERESTS	$73,227	$1,259	$19,133

NET INCOME:
Basic earnings per unit	$374.40	$5.51	$65.83

Diluted earnings per unit	$351.88	$5.15	$64.66

WEIGHTED-AVERAGE COMMON UNITS:
Basic	195,587	228,599	290,633

Diluted	208,101	244,635	295,912

See notes to consolidated financial statements.

EDGEN MURRAY II, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PARTNERS’ (DEFICIT) CAPITAL

YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

(In thousands, except unit data)

	Number of Units				Preferred Partnership Interests	Common Partnership Interests	Accumulated Other Comprehensive Income (Loss)	Total
	Preferred General Partnership Interests	Common General Partnership Interests	Preferred Limited Partnership Interests	Common Limited Partnership Interests
BALANCE — January 1, 2006	1	117	50,542	5,437,461	$50,718	$20,736	$358	$71,812
Preferred interest and dividends					4,349	(4,349)
Net income						23,482		23,482
Other comprehensive income — Foreign translation adjustments — net of tax							829	829

Comprehensive income								24,311
Increase in subscription receivable						1,309		1,309
Issuance of restricted common units				209,156
Amortization of restricted common units						742		742

BALANCE — December 31, 2006	1	117	50,542	5,646,617	55,067	41,920	1,187	98,174
Preferred interest and dividends					1,656	(1,656)
Net income						2,915		2,915
Other comprehensive income — Derivatives:
Unrealized gains on foreign currency exchange contracts — net of tax							534	534
Unrealized losses on interest rate derivatives — net of tax							(6,454)	(6,454)
Foreign translation adjustments — net of tax							1,146	1,146

Comprehensive income (loss)								(1,859)
Issuance of restricted common units				1,733
Forfeiture of nonvested restricted common units				(300)
Amortization of restricted common units						936		936
Amortization of unit options						256		256

(Continued)

EDGEN MURRAY II, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PARTNERS’ (DEFICIT) CAPITAL

YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006 (Continued)

(In thousands, except unit data)

	Number of Units				Preferred Partnership Interests	Common Partnership Interests	Accumulated Other Comprehensive Income (Loss)	Total
	Preferred General Partnership Interests	Common General Partnership Interests	Preferred Limited Partnership Interests	Common Limited Partnership Interests
Recapitalization Transaction:
Exchange of Edgen/Murray L.P. preferred partnership units	(1)	(117)	(50,542)	(5,646,617)
Distribution to partners (reduction in basis) upon the sale of EMC and PAL shares					(56,723)	(270,364)		(327,087)
Issuance of Edgen Murray II, L.P. partnership units at historical carryover basis in exchange for EMC and PAL shares				45,295
Issuance of Edgen Murray II, L.P. common partnership units in exchange for cash		1		155,099		155,100		155,100
Issuance of Edgen Murray II, L.P. common partnership units — PetroSteel Acquisition				8,000		8,000		8,000
Fees to the manager of Fund IV						(2,006)		(2,006)

BALANCE — December 31, 2007		1		209,827		(64,899)	(3,587)	(68,486)
Net income						73,227		73,227
Other comprehensive income — Derivatives:
Unrealized losses on foreign currency exchange contracts — net of tax							(1,947)	(1,947)
Unrealized losses on interest rate derivatives — net of tax							(4,197)	(4,197)
Foreign translation adjustments — net of tax							(37,322)	(37,322)

Comprehensive income								29,761
Forfeiture of nonvested restricted common units				(29)
Amortization of restricted common units						1,176		1,176
Amortization of unit options						1,010		1,010

BALANCE — December 31, 2008	—	1	—	209,798	$—	$10,514	$(47,053)	$(36,539)

(Concluded)

See notes to consolidated financial statements.

EDGEN MURRAY II, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

(In thousands)

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$73,227	$2,915	$23,482
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	22,559	22,570	21,051
Amortization of deferred financing costs	2,507	3,705	3,913
Accretion of discount on long term debt	—	36	405
Noncash accrual of interest on note payable	343	200	—
Loss on prepayment of debt	—	31,385	—
Unit-based compensation expense	2,186	1,192	742
Provision for doubtful accounts	1,951	(94)	674
Inventory purchase price allocation adjustment	—	—	266
Deferred income tax benefit	(1,353)	(2,435)	(6,501)
Loss (gain) on foreign currency transactions	2,810	(4,592)	(11,549)
Gain on derivative instruments	(256)	—	—
Gain on sale of property, plant, and equipment	(91)	(28)	(2)
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(36,983)	(46,377)	255
Increase in inventory	(66,357)	(42,148)	(40,646)
Decrease (increase) in income tax receivable	4,948	(4,218)	(453)
(Increase) decrease in prepaid expenses and other current assets	(12,700)	3,066	(3,092)
Increase in accounts payable	24,106	29,950	10,338
Increase (decrease) in accrued expenses and other current liabilities and deferred revenue	12,563	(101)	429
Increase (decrease) in income tax payable	24,071	(3,598)	(7,746)
Increase (decrease) in other	303	72	(28)

Net cash provided by (used in) operating activities	53,834	(8,500)	(8,462)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Western Flow Products, Inc.	—	—	(451)
Purchase of Murray International Metals Ltd. and Murray International Metals, Inc. — net of cash acquired	—	—	(12,255)
Purchase of PetroSteel business — net of cash acquired	(4,000)	(24,718)	—
Purchase of Equipment Valve & Supply, Inc. — net of cash acquired	—	(6,051)	—
Purchases of property, plant, and equipment	(8,440)	(5,529)	(2,023)
Proceeds from the sale of property, plant, and equipment	119	83	214

Net cash used in investing activities	(12,321)	(36,215)	(14,515)

(Continued)

EDGEN MURRAY II, L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

(In thousands)

	2008	2007	2006
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long term debt	$—	$500,000	$—
Proceeds from issuance of common units	—	155,100	—
Deferred financing costs and financing advisory fees paid	(449)	(17,780)	(863)
Principal payments on notes payable and long term debt, including prepayment fees	(4,547)	(282,561)	(378)
Proceeds under Revolving Credit Agreement	308,893	256,938	—
Payments under Revolving Credit Agreement	(355,340)	(206,090)	—
Distributions to limited partners	—	(327,087)	—
Partnership unit subscription receivable	—	—	1,309
Increase (decrease) in managed cash overdraft and short-term loans	9,081	(1,093)	(2,366)

Net cash (used in) provided by financing activities	(42,362)	77,427	(2,298)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE ON CASH	(5,900)	(113)	(13)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(6,749)	32,599	(25,288)
CASH AND CASH EQUIVALENTS — Beginning of year	48,457	15,858	41,146

CASH AND CASH EQUIVALENTS — End of year	$41,708	$48,457	$15,858

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION — Cash paid and received during the period for:
Interest	$42,640	$43,758	$29,179

Income taxes	$11,853	$13,763	$20,416

Income tax refunds	$4,951	$2,582	$1,623

NONCASH INVESTING AND FINANCING ACTIVITIES:
Purchases of property, plant and equipment included in accounts payable	$1,280	$713	$164

Issuance of note payable in connection with acquisition of PetroSteel business	$—	$4,000	$—

Issuance of Edgen Murray II, L.P. common limited partnerships units	$—	$8,000	$—

Exchange of Edgen Murray Corporation and Pipe Acquisition Limited common shares for Edgen Murray II, L.P. common limited partnership units	$—	$45,295	$—

Issuance of Edgen Murray II, L.P. restricted common units	$—	$1,733	$—

Issuance of Edgen/Murray L.P. restricted common units	$—	$—	$1,261

Preferred interest on Edgen/Murray, L.P. preferred units	$—	$1,656	$4,349

(Concluded)

See notes to consolidated financial statements.

EDGEN MURRAY II, L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008, 2007, AND 2006

(In thousands, except per unit data and number of units)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations — Edgen Murray II, L.P. (“EM II LP” or the “Company”) through its subsidiaries, has operations in North America, the United Kingdom (“UK”), Singapore, and the United Arab Emirates (“UAE”), and sales offices in Perth, Australia; Shanghai, China; and Jakarta, Indonesia. The Company is headquartered in Baton Rouge, Louisiana.

The Company sells and distributes high-performance specialty steel products for use primarily in niche applications in the energy infrastructure market. The Company’s products are generally highly engineered prime carbon or alloy steel pipe, pipe components and high-grade structural sections and plates, which are designed to withstand the effects of corrosive or abrasive materials and possess performance characteristics required in extreme operating conditions, including high pressure and high/low temperature environments. These products are utilized globally by customers, from exploration and production; construction of offshore oil and gas platforms and wellheads, gathering and transmission; and refining and processing to maintenance, repair, and operations (“MRO”). The Company also distributes valves and actuation packages that are utilized by customers in the exploration and production, gas transmission, and industrial markets to control, direct, and measure the flow of oil, natural and other gases and liquids.

Organization — EM II LP is a Delaware limited partnership formed on April 3, 2007, by Jefferies Capital Partners IV L.P., Jefferies Employee Partners IV LLC, and JCP Partners IV LLC (collectively, “Fund IV”), to acquire the common shares of the operating subsidiaries of Edgen/Murray, L.P., the Company’s predecessor, which was formed by ING Furman Selz Investors III, LP, ING Barings U.S. Leveraged Equity Plan LLC, ING Barings Global Leveraged Equity Plan Ltd. (collectively “Fund III”) and certain members of Edgen Murray Corporation (“EMC”) management. On May 11, 2007, EM II LP, including institutional investors and existing management, acquired the common shares of EMC and Pipe Acquisition Limited (“PAL”), the principal assets of Edgen/Murray, L.P. The formation of EM II LP, the acquisition of the assets of Edgen/Murray, L.P. and the related financing transactions are referred to as the “Recapitalization Transaction” (see Note 2).

The organizational chart of Edgen Murray II, L.P. and its subsidiaries as of December 31, 2008, is as follows:

History — The recent history of the Company is as follows:

January 1, 2007 — Effective January 1, 2007, EM Europe (“EM Europe”) organized Edgen Murray FZE, a UAE corporation (“EM FZE”), and began operating its UAE business through this new entity.

May 11, 2007 — In connection with the Recapitalization Transaction, the common shares of Edgen/Murray, L.P.’s subsidiaries, EMC and PAL, were distributed to Edgen/Murray, L.P.’s partners. The number of common shares of EMC and PAL distributed to the partners was approximately 2,681,564 and 12,965,740, respectively. A portion of the distributed shares acquired was subsequently purchased for cash by EM II LP’s subsidiaries at the fair market value at the date of the transaction. The remaining shares were contributed by certain limited partners directly to EM II LP in exchange for EM II LP common limited partnership units (see Note 2).

Because the same principals of Fund III and Fund IV controlled both Edgen/Murray, L.P. and EM II LP, these entities were considered to be under common control for financial reporting purposes. See “Basis of Presentation” under the caption Significant Accounting Policies.

May 13, 2008 — Pipe Acquisition Finance Plc (“PAF”), a finance subsidiary of PAL, was liquidated. PAL no longer had any operations subsequent to the repayment of the PAL Floating Rate Notes on June 11, 2007 (see Note 2).

August 29, 2008 — Edgen Murray Limited was formed by Edgen Murray II, L.P. to serve as a future holding company for our non-North American subsidiaries.

August 29, 2008 — A new sales office was opened in Jakarta, Indonesia.

Significant Accounting Policies:

Basis of Presentation — The consolidated financial statements and notes are presented in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles” or “GAAP”). The consolidated financial statements include the accounts of EM II LP and its wholly owned subsidiaries (see organizational chart above). At the date of the Recapitalization Transaction, Edgen/Murray, L.P. and EM II LP were controlled by general partners that were controlled by the same principals of Jefferies Capital Partners (“JCP”). In addition, funds managed by JCP owned approximately 75% of Edgen/Murray, L.P. prior to the Recapitalization Transaction and approximately 38% of EM II LP after the Recapitalization Transaction. Because EM II LP and Edgen/Murray, L.P. were controlled by the same principals of Fund IV and Fund III, the acquisition of Edgen/Murray, L.P. by EM II LP has been accounted for as a transaction among entities under common control. Accordingly, fair value purchase accounting has not been applied and the fair value of acquired assets and liabilities, including goodwill and other intangibles, has not been recorded at the date of the Recapitalization Transaction. Instead, the historical carryover basis of the acquired assets and liabilities has been maintained and the purchase of the partners’ interests by EM II LP has been recorded as a distribution in the statements of partners’ (deficit) capital. All intercompany transactions have been eliminated in consolidation.

Prior to September 30, 2006, PAL and its subsidiaries had a fiscal year ending January 31, which differed from the Company’s fiscal year end of December 31. Effective September 30, 2006, PAL and its subsidiaries changed their fiscal year end to December 31. As a result, the Company’s consolidated financial statements for the year ended December 31, 2006 includes the results of PAL and subsidiaries for the period February 1, 2006 to December 31, 2006. All intercompany transactions have been eliminated in consolidation.

Use of Estimates — The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are primarily made in relation to the valuation of accounts receivable, inventory, and derivative financial instruments, the recoverability of goodwill and other intangible assets, and in establishing a valuation allowance, if any, on deferred tax assets.

Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable — Customer accounts receivable is shown net of allowance for doubtful accounts and reflects the Company’s estimate of the uncollectible accounts receivable based on the aging of specific customer receivable accounts.

Inventory — Inventory consists primarily of prime carbon steel pipe and plate, alloy grade pipe, fittings and flanges, structural sections, and specialized valves. Inventory is stated at the lower of cost or market (net realizable value). Cost is determined by the average-cost method. Cost includes all costs incurred in bringing the product to its present location and condition. Net realizable value is based on estimated normal selling price less further costs expected to be incurred to completion and disposal. Inventory is reduced for obsolete, slow-moving, or defective items.

Property, Plant, and Equipment — Property, plant, and equipment are recorded at cost. Depreciation of property, plant, and equipment is determined for financial reporting purposes by using the straight-line method over the estimated useful lives of the individual assets. Useful lives range from one to 10 years for leasehold improvements, two to 10 years for equipment and computers, and 10 to 50 years for buildings and land improvements. Work in process (“WIP”) represents costs associated with property, plant, and equipment that have not been placed into service; therefore, no depreciation is recorded on WIP until the assets are placed into service. For income tax purposes, accelerated methods of depreciation are used. Ordinary maintenance and repairs which do not extend the physical or economic lives of the plant or equipment are charged to expense as incurred.

Capitalized software costs — Capitalized costs associated with computer software developed or obtained for internal use includes external consultant costs and internal payroll and payroll-related costs for employees directly involved in the application development stage of computer software development.

Leases — The Company enters into both finance and operating lease agreements. Fixed assets held under lease agreements, which confer rights and obligations similar to those attached to owned assets, are capitalized as fixed assets, and are depreciated over their economic lives. Future lease obligations are recorded as liabilities, while the interest element is charged to the statements of operations over the period of the related finance lease obligation. Rentals under operating leases are charged to the statements of operations on a straight-line basis over the lease term, even if the payments are not made on such a basis.

Goodwill and Other Intangible Assets — Goodwill represents the excess amount the Company paid to acquire a company over the estimated fair value of tangible assets and identifiable intangible assets acquired, less liabilities assumed. Other identifiable intangible assets include customer relationships, tradenames, sales backlog, noncompetition agreements, and trademarks. Other identifiable intangible assets with finite useful lives are amortized to expense over the estimated useful life of the asset. Customer relationships, noncompetition agreements, and sales backlog are amortized on a straight-line basis over their estimated useful lives: 7 years for customer relationships, 1 to 6 years for noncompetition agreements, and typically 18 months or less for sales backlog. Identifiable intangible assets with an indefinite useful life, including goodwill, tradenames, and trademarks, are evaluated annually in the first quarter or more frequently if circumstances dictate, for impairment by comparison of the carrying amounts with the fair value of the individual assets. No goodwill, tradenames, or trademark impairment was identified during 2008 or 2007.

Impairment of Long-Lived Assets — The Company assesses the impairment of long-lived assets, including property, plant, and equipment and customer relationships, when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from the disposition of the asset (if any) are less than the related asset’s carrying amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values.

Deferred Financing Costs — Deferred financing costs are charged to operations as additional interest expense over the life of the underlying indebtedness using the effective interest method. Deferred financing costs charged to the statements of operations as interest during the years ended December 31, 2008, 2007, and 2006, were $2,507, $3,705, and $3,913, respectively. On May 11, 2007, the Company expensed $15,786 of deferred financing costs associated with the prepayment of debt which is recorded within the loss on prepayment of debt on the consolidated statement of operations for the year ended December 31, 2008 (see Notes 2 and 7).

Income Taxes — Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company considers future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 , which clarifies the accounting and disclosure for uncertain tax positions, as defined. FIN No. 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company has no significant uncertain tax positions requiring recognition in these consolidated financial statements.

Revenue Recognition — Revenue is recognized on products sales when the earnings process is complete, meaning the risks and rewards of ownership have transferred to the customer (typically upon title transfer), and collectability is reasonably assured. Revenue is recorded, net of discounts, rebates, value-added tax and similar taxes as applicable in foreign jurisdictions. Rebates and discounts to customers are determined based on the achievement of certain agreed-upon terms and conditions by the customer during each period. Shipping and handling costs related to product sales are also included in sales.

Equity-Based Compensation — The Company has equity-based compensation plans for certain employees and directors and accounts for these plans under FASB Statement No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123 (R)”). SFAS No. 123(R) requires all forms of share-based payments to employees, including options, to be recognized as compensation expense. The compensation expense is the fair value of the awards at the measurement date. Further, SFAS No. 123(R) requires compensation cost to be recognized over the requisite service period for all awards granted subsequent to adoption.

Earnings Per Unit — Earnings per partnership unit (“EPU”) are presented under two formats: basic EPU and diluted EPU. Basic EPU is computed by dividing net income (after deducting dividends and interest on preferred securities) by the weighted-average number of units outstanding during the period, excluding non-vested units. Diluted EPU is computed by dividing net income by the weighted-average number of unit’s outstanding and non-vested units.

The weighted average number of units used in the basic and diluted EPU computations for the years ended December 31, 2007 and 2006 have been adjusted to convert the units outstanding at the applicable time prior to the formation of EM II LP into the equivalent number of EM II LP common limited partnership units. This was done by comparing the number of units outstanding immediately prior to the formation of EM II LP and the number of units outstanding immediately after the formation to determine the ratio of new units to old units, which ratio is equal to .05591. The following table presents EPU after applying this conversion for all periods prior to May 11, 2007 (in thousands, except number of units and per unit data):

	2008	2007	2006
Net income available to common partnership interest	$73,227	$1,259	$19,133

Weighted-average number of common units outstanding as used in computation of basic EPU	195,587	228,599	290,633
Effect of dilutive securities — assumed exercise of outstanding non-vested common unit awards	12,514	16,036	5,279

Weighted-average number of common units used in computation of diluted EPU	208,101	244,635	295,912

Basic earnings per unit	$374.40	$5.51	$65.83

Diluted earnings per unit	$351.88	$5.15	$64.66

In computing diluted earnings per unit, non-vested restricted units are included in determining earnings per unit, using the treasury stock method; to the extent the incremental common units are dilutive. The Company does not include non-vested common units in its basic earnings per unit computations.

Employee Benefit Plans — The Company has two primary plans which provide benefits to employees based in the United States (“US Benefit Plan”) and the United Kingdom (the “UK Benefit Plan”). The UK Benefit Plan is a “money purchase” plan, and benefits at retirement are dependent upon the level of contributions paid, the investment return achieved, the charges deducted from the fund, and the cost of buying a pension at retirement. Both the US and UK Employee Benefit Plans work on a defined contribution basis, whereby both the employee and the employer contribute a percentage of the employees’ salary each month, depending on the level and length of service of the employee. Contributions by the Company are discretionary. The Company also maintains certain smaller defined contribution plans for employees of other countries, and records the required contributions to the plans during the year. See Note 18 for further detail on these employee benefit plans.

Foreign Currency — The Company’s foreign subsidiaries maintain their accounting records in their respective functional currencies. All assets and liabilities in foreign currencies are translated into the relevant measurement currency for each entity/division at the rate of exchange at the consolidated balance sheet date. Transactions in foreign currencies are translated into the relevant measurement currency at the average rate of exchange during the period. The cumulative effect of exchange rate movements is included in a separate component of the consolidated statements of partners’ (deficit) capital in accordance with SFAS No. 52, Foreign Currency Translation; and SFAS No. 130, Reporting Comprehensive Income.

Foreign currency exchange transaction gains or losses are charged to net income in the period the transactions are settled. Foreign currency transaction loss of $2,810, gain of $4,592, and gain of $11,549 are included in the consolidated statements of operations for the years ended December 31, 2008 and 2007, and 2006, respectively.

Derivative Financial Instruments — The Company has entered into transactions involving various derivative instruments to hedge interest rates and foreign currency denominated sales, purchases, assets, and liabilities. These derivative contracts are entered into with financial institutions. The Company does not use derivative instruments for trading purposes and has procedures in place to monitor and control their use.

The Company accounts for certain derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 133 requires that all derivative instruments be recorded on the consolidated balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument is dependent upon whether the derivative has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss, if any, on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, are recognized in the results of operations. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Any ineffective portion of the gain or loss on the derivative instrument for a cash flow hedge is recorded in the results of operations immediately. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in the results of operations immediately. See Notes 16 and 17 for a discussion of our use of derivative instruments, management of credit risk inherent in derivative instruments and fair value information.

Other Comprehensive Income — SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and displaying comprehensive income and its components in the consolidated financial statements. Comprehensive income includes net earnings and accumulated other comprehensive income (loss). The change in accumulated other comprehensive income (loss) for all periods presented resulted from foreign currency translation adjustments and changes in the fair value of interest rate derivatives and foreign currency exchange contracts.

Fair Values of Financial Instruments — The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to the short maturity of those instruments. The fair value of long-term debt was based on estimated market quotes or recent trades. The fair value of derivatives is based on the estimated amount the Company would receive or pay if the transaction was terminated, taking into consideration prevailing exchange rates and interest rates, in a transaction between market participants.

New Accounting Standards — From time to time, new accounting pronouncements are issued by the FASB which are adopted by the Company as of the specified effective date.

SFAS No. 141 (revised 2007), Business Combinations — In December 2007, the FASB issued SFAS No. 141(R), SFAS No. 141 (revised 2007) Business Combinations, which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. Under SFAS No. 141(R), an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact of the adoption of SFAS No. 141(R) on its results of operations and financial condition. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The Company expects SFAS No. 141(R) to have an impact on its consolidated financial statements when effective, but the nature and magnitude of the specific effects will depend upon the nature, terms, and size of acquisitions, if any, that the Company may consummate subsequent to the effective date of the new standard.

SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 — In December 2007, the FASB issued SFAS No. 160 effective for the Company January 1, 2009. Third-party ownership interests in subsidiaries which are currently referred to as minority interests, will be presented as noncontrolling interests, and shown separately within equity on the consolidated balance sheet. While control is retained, any changes in our ownership interests will be treated as equity transactions. In addition, this standard requires presentation and disclosure of the allocation between controlling and noncontrolling interests’ income from continuing operations, discontinued operations, and comprehensive income and a reconciliation of changes in the consolidated statements of partners’ (deficit) capital during the reporting period. The presentation and disclosure requirements of the standard will be applied retrospectively for all periods presented. All other requirements will be applied prospectively. The adoption of SFAS No. 160 will not have a material impact on the Company’s consolidated financial statements.

SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 — In March 2008, the FASB issued SFAS No. 161, which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of SFAS No. 161 will not have a material impact on the Company’s consolidated financial statements.

2. RECAPITALIZATION

On May 11, 2007, Edgen Murray II, L.P. entered into a series of transactions to acquire the common shares of Edgen/Murray, L.P.’s operating subsidiaries. These transactions were undertaken to allow the Company’s partners to liquidate their investment in whole or in part and to facilitate investment by new partners and included, among other things, new equity and debt financing. These transactions are referred to collectively as the “Recapitalization Transaction” and have been accounted for as a transaction among entities under common control as described in “Significant Accounting Policies — Basis of Presentation.” Immediately prior to the Recapitalization Transaction, Edgen/Murray, L.P. distributed its assets, the shares in EMC and PAL, to its partners.

The total Recapitalization Transaction proceeds were $693,725 which came from:

•	the issuance of 155,100 EM II LP common limited partnership units to existing and new partners in exchange for cash of $155,100;

•	the issuance of $500,000 in new debt under Secured First Lien and Second Lien Credit Agreements (“Term Loans”); and

•	borrowings of $38,625 under a new $150,000 Senior Secured Credit Agreement (“Revolving Credit Agreement”).

The purchase price for the common limited partnership units issued by EM II LP was determined by dividing the equity value of the business by the total number of EM II LP units that would be outstanding immediately after the Recapitalization Transaction. The equity value of the business was estimated by management based on a market approach that valued each of EMC and PAL (representing all of the assets of our enterprise as a whole) on a stand-alone basis using each entity’s earnings before interest, income tax expense, and depreciation and amortization for the last 12 months (“LTM EBITDA”) multiplied by a current trailing 12 months market multiple of recent transactions of guideline companies. The calculated value was then adjusted for each entity’s specified debt and other liabilities and cash on hand, resulting in a residual common equity valuation for EMC and PAL. The residual common equity valuation was then adjusted to reflect the changes in common equity as a result of the Recapitalization Transaction (i.e., new equity from institutional investors, new equity from the PetroSteel sellers and partial cash out of old investors). A total number of EM II LP common units was then selected so that dividing the aggregate residual common equity valuation for EMC and PAL by such total number of units would result in a per unit value of $1,000, which was chosen as the per unit value for convenience.

EM II LP was capitalized with contributed capital of $75,100 from new financial institutional investors and management, and $80,000 from Fund IV. EM II LP then contributed $145,100 in cash to Edgen Murray Cayman Corporation, a newly formed Cayman holding company (“EM Cayman”), in exchange for its common shares and $10,000 in cash to Edgen Merger Co., a U.S. merger company (“Merger Co.”), for its common shares.

Simultaneously, Merger Co. and EM Cayman issued $355,000 and $145,000, respectively, of Term Loans. The proceeds from the capital contributions and the new Term Loans were used to complete the Recapitalization Transaction under a Master Transaction Agreement (the “Master Transaction Agreement”) dated May 11, 2007, as follows:

EM Cayman purchased 10,880 PAL common shares from certain partners of Edgen/Murray, L.P. for $159,147, and the remaining 2,086 PAL common shares with a fair value of $30,514 were contributed to EM II LP by certain partners. EM II LP subsequently contributed the PAL common stock to EM Cayman for common shares of EM Cayman.

EM Cayman made a cash capital contribution to PAL and its subsidiaries which was used to (i) prepay PAF’s outstanding $130,000 PAL Floating Rate Notes on June 11, 2007, at a redemption price equal to 103% of the aggregate principal amount, plus accrued and unpaid interest for a total of $141,721 and (ii) pay EM Europe’s outstanding borrowings of $13,732 under its existing senior credit facility with the Bank of Scotland.

Merger Co. then purchased 2,465 EMC common shares from certain partners of Edgen/Murray, L.P. for $167,940, and the remaining 217 EMC common shares with a fair value of $14,781 were contributed to EM II LP by certain partners. EM II LP then contributed all of its shares in EMC to Merger Co., which subsequently merged with and into EMC, the surviving entity.

The amounts paid by EM Cayman to purchase the PAL common shares for $159,147 and by Merger Co. to purchase EMC common shares for $167,940 from certain partners of Edgen/Murray, L.P., have been reflected as distributions to partners aggregating $327,087 in the consolidated statements of partners’ (deficit) capital for the year ended December 31, 2007.

The purchase price for the PAL shares and the EMC shares was determined by dividing the enterprise value of each entity by the total number of outstanding shares for such entity. The enterprise value of each entity was estimated by management based on a market approach that valued each entity on a stand-alone basis using such entity’s LTM EBITDA multiplied by a current trailing 12 months market multiple of recent transactions of guideline companies. The calculated value was then adjusted for each entity’s specified debt and other liabilities and cash on hand, resulting in a residual common equity valuation for each entity.

EMC used the cash proceeds to (i) prepay its outstanding $136,000 Edgen Senior Secured Notes at a redemption price, including a make-whole payment of 104.938%, with accrued interest for a total of $151,063, (ii) repay amounts outstanding under its then existing senior credit facility with GMAC Commercial Finance LLC of $19,031, (iii) repay amounts outstanding under a short-term JPM Chase subfacility of $10,056, and (iv) through its wholly owned subsidiary, Edgen Murray LLC (“EM LLC”), acquire the assets of Petro Steel International, LLC for $24,718 in cash, a $4,000 note payable to the sellers, $8,000 in EMC 8.5% Preferred Compounding Preferred Stock, which was subsequently exchanged by the sellers for EM II LP common limited partnership units with a fair value of $8,000, and a cash earn-out payment of up to $12,000, over a three-year term to be determined on each fiscal year of the anniversary date of the acquisition.

Transaction-related expenses of $20,292 include $15,786 of capitalized deferred financing costs consisting primarily of direct underwriting fees and legal fees incurred in connection with the issuance of the Term Loans, a JCP fee of $2,006 related to services JCP provided in arranging the equity component of the Recapitalization Transaction, which was recorded as a reduction in partners’ capital, and $2,500 of general and administrative expenses primarily related to foreign stamp duty expenses for the transfer of PAL shares and professional fees incurred in connection with the organizational documentation required to facilitate the Recapitalization Transaction, including legal, tax, and accounting services.

As a result of the Recapitalization Transaction, the Company announced on April 18, 2007 that it had withdrawn its Form S-1 registration statement, which had been filed on November 13, 2006, with the Securities and Exchange Commission. As a result, the Company expensed $3,674 in costs associated with the registration statement, and such costs are included in selling, general and administrative expenses within the consolidated statement of operations for the year ended December 31, 2006.

3. ACQUISITIONS

Petro Steel International, L.P. and Petro Steel International, LLC — On April 11, 2007, EMC executed an Asset Purchase Agreement with EM LLC, Petro Steel International, L.P. and Petro Steel International, LLC (together, “PetroSteel”), and PetroSteel’s owners. Pursuant to the Asset Purchase Agreement, on May 11, 2007, EMC acquired substantially all of the assets and certain liabilities, comprising the business, of PetroSteel. PetroSteel is a U.S.-based distributor of specialty offshore grade steel plates and profiles. PetroSteel offers turnkey services applicable for major offshore construction projects as well as petrochemical, hydroelectric, nuclear, mining, and aggregate projects. PetroSteel is located in Pennsylvania.

The purchase price for the assets consisted of $24,718 in cash (including acquisition costs of $524), a $4,000 three-year subordinated note, equity securities having a fair market value of $8,000, a cash earn-out payment of up to $12,000, over a three-year term to be determined each fiscal year on the anniversary date of the acquisition, and the assumption of certain working capital liabilities of PetroSteel. Any achieved earn-out will be paid equally to the three sellers and is not contingent on employment. The fair market value of the equity securities issued as part of the purchase price was determined to be $8,000 based on a valuation of the Company prepared by the Company and JCP in connection with the Recapitalization Transaction. This valuation yields a per unit fair market value that is the same as the price paid by third parties in the Recapitalization Transaction for the same class of equity securities. The cash purchase price was funded through the Recapitalization Transaction (see Note 2). PetroSteel’s operating results have been included in the Company’s consolidated statements of operations from the date of the acquisition.

The fair value of the assets acquired and liabilities assumed relating to the acquisition is summarized below:

Accounts receivable	$10,067
Inventory	5,208
Prepaid expenses and other current assets	607
Sales backlog	4,032
Noncompetition agreement	21,875
Goodwill	1,631
Accounts payable	(6,525)
Accrued expenses and other current liabilities	(177)

Purchase price (net of cash received of $ — )	$36,718

The goodwill generated from the PetroSteel acquisition results from the potential to attract new customers to the combined organization; the ability to offer new products to existing customers; the potential for sales to customers in a concentrated market, the oil and gas industry; and expanded relationships with key vendors. The goodwill of $1,631 recorded for the acquisition is deductible for federal and state income tax purposes.

The purchase price allocation related to PetroSteel was completed as of December 31, 2007.

The Company will recognize any future earn-out as additional purchase consideration upon resolution of any contingency at each anniversary date. The earn-out is calculated on operating results from the acquisition date (i.e. May 11, 2007 through May 11, 2008; May 11, 2008 through May 11, 2009; and May 11, 2009 through May 11, 2010). On May 11, 2008, the sellers of PetroSteel earned $4,000 of the earn-out payment (see Note 6) and such amount was recorded as an increase in goodwill and reflected as an investing activity in the statement of cash flows for the year ended December 31, 2008.

Equipment Valve & Supply, Inc. — On August 31, 2007, EMC executed a Stock Purchase Agreement to acquire the share capital of Equipment Valve & Supply, Inc. (“EVS”) for an aggregate purchase price of approximately $6,051 (including acquisition costs of $51). EVS is a U.S.-based stocking distributor of valves and actuation packages with sales primarily in the Gulf Coast market place. The specialty valve market serves as a complementary product to EMC’s existing product line. The operations of this acquisition were integrated into EMC during 2008. EVS’s operating results have been included in the Company’s consolidated statements of operations from the date of the acquisition.

The estimated fair value of the assets acquired and liabilities assumed relating to the acquisition is summarized below:

Accounts receivable	$2,909
Inventory	1,286
Prepaid expenses and other current assets	161
Property, plant and equipment	38
Other long term assets	13
Sales backlog	202
Customer relationships	3,494
Non-competition agreement	135
Goodwill	2,196
Accounts payable	(2,724)
Accrued expenses and other current liabilities	(226)
Deferred tax liabilities	(1,433)

Purchase price (net of cash received of $809)	$6,051

The goodwill generated from the EVS acquisition results from the ability to offer new products to existing customers (cross-selling of new products), and knowledgeable management and sales force. The goodwill recorded for the acquisition was not deductible for income tax purposes.

The purchase price allocation related to EVS was completed as of December 31, 2007.

The following table reflects the unaudited pro forma sales, net income (loss), and basic and diluted earnings (loss) per unit and weighted-average units for the years ended December 31, 2007 and 2006, as if the Recapitalization Transaction, PetroSteel, and EVS acquisitions had taken place as of January 1, 2006, as follows:

	2007	2006
Sales	$964,084	$796,786

Net income (loss)	$25,659	$(15,079)

Basic earnings (loss) per unit	$134.97	$(82.19)

Diluted earnings (loss) per unit	$122.77	$(82.19)

Weighted average number of common units outstanding as used in computation of basic EPU	190,103	183,465

Weighted average number of common units used in computation of diluted EPU	208,994	205,225

The unaudited pro forma consolidated financial information does not purport to represent what the Company’s financial position or results of operations would actually have been if these transactions had occurred at such dates or to project the Company’s future results of operations.

4. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment at December 31, 2008 and 2007, consisted of the following:

	2008	2007
Land and land improvements	$10,152	$12,512
Building	27,205	29,126
Equipment and computers	27,397	23,918
Leasehold improvements	3,283	1,238
Work in progress	550	1,062

	68,587	67,856
Less accumulated depreciation	(25,884)	(24,326)

Property, plant, and equipment — net	$42,703	$43,530

Substantially all of the Company’s property, plant, and equipment serves as collateral for the Company’s long-term debt (see Note 7). Depreciation expense for the years ended December 31, 2008, 2007, and 2006, was $4,304, $4,019, and $3,969, respectively.

5. INTANGIBLE ASSETS

Intangible assets at December 31, 2008 and 2007 consisted of the following:

	Gross Carrying Value		Accumulated Amortization		Net
	2008	2007	2008	2007	2008	2007
Customer relationships	$78,757	$96,226	$36,401	$30,250	$42,356	$65,976
Non-competition agreements	22,011	22,011	6,043	2,337	15,968	19,674
Sales backlog	9,311	10,784	9,311	9,332	—	1,452
Tradenames	10,936	13,519	—	—	10,936	13,519
Trademarks	14	14	—	—	14	14

	$121,029	$142,554	$51,755	$41,919	$69,274	$100,635

The gross carrying values and accumulated amortization of intangible assets recorded in the local currency of our foreign subsidiaries fluctuates from period to period due to changes in foreign currency exchange rates.

During 2007, customer relationships, noncompetition agreements, and sales backlog were identified and recorded in the purchase price allocations of the PetroSteel and EVS acquisitions (see Note 3).

The fair value of customer relationships, noncompetition agreements, and sales backlog has been derived using an income/excess earnings valuation method, which is based on the assumption that earnings are generated by all of the assets held by the company, both tangible and intangible. The income/excess earnings method estimates the fair value of an intangible asset by discounting its future cash flows and applying charges for contributory assets. Certain estimates and assumptions were used to derive the customer relationship intangible, including future earnings projections, discount rates, and customer attrition rates. In determining the fair value for noncompetition agreements, the Company considers future earnings projections, discount rates, and estimates of potential losses resulting from competition, the enforceability of the terms and the likelihood of competition in the absence of the agreement. In determining the fair value of sales backlog, the projected earnings from open sales orders as of the acquisition date were discounted back to the acquisition date. The useful lives for customer relationships has been estimated based on historical experience, while the useful life for sales backlog has been based on the scheduled delivery dates of the applicable open sales orders.

The fair value of tradenames has been derived using a relief from royalty valuation method which assumes that the owner of intellectual property is “relieved” from paying a royalty for the use of that asset. The royalty rate attributable to the intellectual property represents the cost savings that are available through ownership of the asset by the avoidance of paying royalties to license the use of the intellectual property from another owner. Accordingly, earnings forecasts of income reflect an estimate of a fair royalty that a licensee would pay, on a percentage of revenue basis, to obtain a license to utilize the intellectual property. Estimates and assumptions used in deriving the fair value of tradenames include future earnings projections, discount rates, and market royalty rates identified on similar recent transactions.

Customer relationships, sales backlog, and noncompetition agreements are subject to amortization while tradenames have indefinite lives and are not subject to amortization. The gross carrying value of intangible assets decreased approximately $21,525 in 2008 and increased approximately $1,503 in 2007 due to the effect of foreign currency translation. Amortization expense was $18,255, $18,551, and $17,082 for the years ended December 31, 2008, 2007, and 2006.

The following table presents scheduled amortization expense for the next six years:

2009	$14,942
2010	14,942
2011	14,897
2012	11,418
2013	1,803
2014	322

The weighted-average remaining amortization period for customer relationships was four years and five years at December 31, 2008 and 2007, respectively. The weighted-average remaining amortization period for noncompetition agreements was four years and five years at December 31, 2008 and 2007, respectively. The weighted-average remaining amortization period for sales backlog was five months at December 31, 2007.

6. GOODWILL

Under SFAS No. 142, Goodwill and Intangible Assets, an impairment test is required to be performed upon adoption and at least annually thereafter. Material amounts of recorded goodwill attributable to each of the Company’s reporting units were tested on January 1, 2009 and 2008, for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value was determined using discounted cash flows, and guideline company multiples. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted-average cost of capital, and guideline company multiples for each of the reportable units. On an annual basis (absent any impairment indicators), the Company expects to perform its impairment tests during the first quarter. Based on the impairment test, the Company recognized no impairment charge in 2008 and 2007.

The following table reflects changes to goodwill during the years ended December 31, 2008 and 2007:

Balance — January 1, 2007	$78,086
Acquisition of PetroSteel	1,631
Acquisition of EVS	2,196
Foreign currency translation	964

Balance — December 31, 2007	82,877
PetroSteel earn-out adjustment (see Note 3)	4,000
Foreign currency translation	(10,941)

Balance — December 31, 2008	$75,936

During 2007, the Company acquired the assets of PetroSteel and the share capital of EVS (see Note 3).

Under the terms of the PetroSteel purchase agreement, the Company may incur additional purchase price adjustments of up to $8,000, as a result of earn-out provisions in the agreement. Any future payments will be recorded as goodwill (see Note 3).

See Note 15 for a description of goodwill and other intangible assets by reportable segment.

7. CREDIT ARRANGEMENTS AND LONG-TERM DEBT

Credit arrangements and long-term debt consisted of the following at December 31, 2008 and 2007:

	2008	2007
$175,000 Revolving Credit Facility, interest accrues at a rate of 4% to 5%; due May 11, 2012	$3,426	$50,847
$425,000 First Lien Term Loan (“First Lien Term Loan”); interest accrues at one-month and three-month LIBOR, plus 2.75% for Eurodollar Loans and Prime, plus 1.75% for Base Rate Loans (4.63% and 5.00% weighted average at December 31, 2008); secured by a lien on the assets of EMC and subsidiaries and EM Cayman subsidiaries; due May 11, 2014	418,625	422,875
$75,000 Second Lien Term Loan (“Second Lien Term Loan” and, together with the First Lien Term Loan, the “Term Loans”); interest accrues at the 3 month LIBOR, plus 6.00% for Eurodollar Loans and Prime plus 5.00% for Base Rate Loans (8.26% and 8.25% at December 31, 2008); secured by a lien on the assets of EMC and subsidiaries and EM Cayman subsidiaries; due May 11, 2015	75,000	75,000
Note payable to sellers of PetroSteel; interest accrues at 8% compounding annually, with payment due May 11, 2010	4,543	4,200
Various other debt; monthly payments range up to $1, at an interest rate of 7.25% per annum, commencing July 2005 through maturity in June 2010; secured by equipment	29	48

Total	501,623	552,970
Less current portion	(4,269)	(4,268)

Long-term debt	$497,354	$548,702

Revolving Credit Agreement — On May 11, 2007, a new revolving credit agreement was entered into between JPMorgan Chase Bank and EMC, Edgen Murray Canada Inc. (“EM Canada”), and EM Europe, jointly (the “Revolving Credit Agreement”). In August 2008, the Company exercised the $25,000 accordion feature of the Revolving Credit Agreement, which increased the lenders’ commitment from $150,000 to $175,000 for additional letter of credit capacity. The Revolving Credit Agreement is a $175,000 global credit facility, of which:

•	EMC may utilize up to $165,000 less any amounts utilized under the sublimits of EM Canada and EM Europe;

•	EM Europe may utilize up to $50,000;

•	EM Canada may utilize up to $7,500; and

•	Edgen Murray Pte. Ltd. (“EM Pte”) may utilize up to $10,000.

On February 19, 2008, the Company finalized certain administrative procedures and agreements to include EM Pte with their own subfacility limit in the Revolving Credit Agreement; trade accounts receivable and inventories of EM Pte secure the subfacility limit. As a result, EM Pte joined in the Revolving Credit Agreement with a subfacility limit of $10,000 as noted above, and simultaneously the EMC subfacility limit was reduced by $10,000; in addition, a letter of credit which supported the local facility with HSBC totaling $17,000 was cancelled.

As a result of including EM Pte on February 19, 2008 and exercising the accordion feature in August 2008, the EMC subfacility limit was changed from $150,000 to $165,000 of the total facility to the extent of any unutilized sublimits of EM Europe and EM Canada as noted above.

Actual credit availability for each entity is calculated based on a percentage of eligible trade accounts receivable and inventories, subject to adjustments and sublimits as defined by the Revolving Credit Agreement. The entities may utilize the Revolving Credit Agreement for borrowings as well as for the issuance of bank guarantees, letters of credit, and other permitted indebtedness. The Revolving Credit Agreement is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable and inventories, of EMC, EM Canada, and EM Europe. Additionally, the common shares of EM Pte and Edgen Murray FZE (“EM FZE”) secure the portion of the facility utilized by EM Europe.

The Revolving Credit Agreement is guaranteed by EM II LP and EM LLC. Additionally, each of the EM Canada sub-facility, the EM Europe sub-facility and the EM Singapore sub-facility is guaranteed by EM Cayman, PAL, EM Europe, EM Canada and EM Singapore. The Revolving Credit Agreement is secured by a first priority security interest in all of the working capital assets, including trade accounts receivable and inventories, of the borrowers and of the guarantors under the Revolving Credit Agreement.

The Revolving Credit Agreement contains affirmative and negative covenants, including a fixed charge ratio of not less than 1.25 to 1.00 if the Company’s aggregate availability is reduced below $25,000, or the sum of EMC and EM Canada availability is less than $15,000 until the date that both aggregate availability is greater than $30,000, and the sum of EMC and EM Canada availability is greater than $20,000 for a consecutive 90 days, and no default, or event of default exists or has existed during the period. The Revolving Credit Agreement also provides for limitations on additional indebtedness, the making of distributions, loans and advances, transactions with affiliates, dispositions, or mergers, and the sale of assets. As of December 31, 2008, the Company was in compliance with the financial, affirmative and negative covenants required by the Revolving Credit Agreement, and the Company’s aggregate availability exceeded the thresholds described above.

As of December 31, 2008, the outstanding balance for cash borrowings under the Revolving Credit Agreement was $3,426, which was comprised of balances outstanding at EMC and EM Canada of $1,786 and $1,640 at interest rates of 4.00% and 5.00%, respectively. Outstanding letters of credit totaled $50,578, including a letter of credit issued to HSBC in the amount of $11,196 which supports the local credit facility of EM FZE. Total remaining availability under the Revolving Credit Agreement net of reserves at December 31, 2008, was as follows:

	EMC		EM Canada	EM Europe	EM Pte	Total
Facility	$107,500	(a)	$7,500	$50,000	$10,000	$175,000
Less utilization	31,174	(b)	1,676	15,526	6,789	55,165

Net availability	$76,326	(a)	$5,824	$34,474	$3,211	$119,835

(a)	Total facility and net availability for EMC is $165,000 and $116,624, respectively, which includes unutilized sublimits of EM Canada and EM Europe.
(b)	Includes a letter of credit in the amount of $11,196 issued to HSBC which supports the local credit facility of EM FZE (see below).

EM FZE Local Facility — EM FZE has a local credit facility up to $15,000 which is currently secured by a letter of credit in the amount of $11,196 issued to HSBC under the Revolving Credit Agreement on behalf of EMC. EM FZE may utilize the local facility for borrowings, foreign exchange, letters of credit, bank guarantees, and other permitted indebtedness. This facility is primarily used to support the trade activity of EM FZE. Borrowings on the local facility are charged interest at the prevailing Dubai Interbank Offered Rate, plus a margin of 1.5%. As of December 31, 2008, there were approximately $9,010 in trust receipts issued under the local facility.

The Company is currently in the process of finalizing certain administrative procedures and agreements to include EM FZE with their own subfacility of $15,000 in the Revolving Credit Agreement. Trade accounts receivable and inventories of EM FZE will secure the limit upon execution of the required agreements.

As of December 31, 2008, EM FZE had bank guarantees of $409 which have been cash collateralized and is included in prepaid expenses and other assets on the consolidated balance sheet.

First and Second Lien Credit Agreements — On May 11, 2007, in addition to the Revolving Credit Agreement, EM II LP, EMC (formerly, Merger Co.) and its subsidiaries, and EM Cayman and its subsidiaries entered into First and Second Lien Credit Agreements (“Term Loan Agreements”) and Guarantee and Collateral Agreements (“GC Agreements”) in connection with the issuance of $500,000 of term debt. Under the GC Agreements, (i) EM II LP and EMC and its domestic subsidiaries jointly and severally, unconditionally and irrevocably guarantee $355,000 of the first and second lien Term Loans issued by EMC; this loan is secured by (a) a security interest in all trade accounts receivable and inventories of EM II LP and EMC and its domestic subsidiaries, all investment property, general intangibles, and cash deposit accounts, (b) a security interest in 100% of the capital stock of EM II LP and EMC and its domestic subsidiaries and 65% of the capital stock of EME first tier foreign subsidiaries, and (c) a security interest in all other tangible and intangible assets of EM II LP and EMC and its domestic subsidiaries; and (ii) EM II LP, EMC and its domestic subsidiaries, EM Canada and EM Cayman and its subsidiaries jointly and severally, unconditionally and irrevocably guarantee $145,000 of the first lien Term Loan debt issued by EM Cayman; this loan is secured by (a) a security interest in all trade accounts receivable and inventories of EM II LP, EMC and its domestic subsidiaries, EM Canada and EM Cayman and its subsidiaries, investment property, general intangibles and cash deposit accounts, (b) a security interest in 100% of the capital stock of EM Europe and its subsidiaries, and (c) a security interest in all other tangible and intangible assets of EM II LP, EMC and its domestic subsidiaries, EM Canada and EM Cayman and its subsidiaries.

Pursuant to the terms of an intercreditor agreement, the security interest in the working capital collateral, as described above, which secures the $500,000 Term Loans and related guarantees, is contractually subordinated to the liens securing the Revolving Credit Facility and related guarantees.

The First Lien Term Loan requires quarterly principal payments of 0.25% of the original $425,000 principal amount beginning August 11, 2007. Principal payments were $4,250 and $2,125 for the years ended December 31, 2008 and 2007, respectively. No principal payments are required under the $75,000 Second Lien Term Loan.

Beginning in 2009, the Term Loans also require mandatory annual principal prepayments from excess cash flow for the previous fiscal years, as defined by the Term Loan Agreements. Such mandatory prepayments are required to be paid within five days after the issuance of the Company’s audited financial statements, which must be filed within 90 days after the Company’s fiscal year end. These mandatory prepayments are only required if the Company’s leverage ratio, as defined by the Term Loan Agreements, exceeds a ratio of 3.50 to 1.00 as of the end of such previous fiscal year. There was no mandatory prepayment required for the year ended December 31, 2008.

The Term Loan Agreements contain other affirmative and negative covenants, including a leverage ratio not to exceed 5.50 to 1.00 through September 30, 2008, 5.00 to 1.00 through September 30, 2009, and 4.50 to 1.00 thereafter. The leverage ratio, as defined, requires net debt (total debt less cash on hand) to be maintained at an acceptable ratio to earnings before interest, depreciation and amortization, and income taxes, subject to certain specific adjustments. The Term Loan Agreements also provide for limitations on additional indebtedness, the payment of dividends, the making of distributions, loans and advances, transactions with affiliates, dispositions, or mergers, and the sale of assets. As a result, these agreements restrict substantially all of the net assets of our subsidiaries, except for nominal amounts allowed for under the agreements, and essentially prohibit the payment of any dividends and transfers of funds in the form of cash dividends, loans, or advances without the consent of our lenders. Accordingly, substantially all of our partners’ (deficit) capital is restricted by these agreements. As of December 31, 2008, the Company was in compliance with the financial, affirmative and negative covenants contained in the Term Loan Agreements.

Note Payable to Sellers of PetroSteel — In connection with the acquisition of the assets of PetroSteel, the Company entered into a three-year, $4,000 subordinated note with the sellers of PetroSteel; principal and interest are due in May 2011. Interest accrues at a rate of 8% per annum compounded annually (see Note 3). As of December 31, 2008 and 2007, accrued interest on the note payable was $543 and $200, respectively.

PAL Floating Rate Notes — On December 16, 2005, PAF issued the PAL Floating Rate Notes with an original discount of $1,296. Prior to repayment on June 11, 2007 (see Note 2), interest accrued on the PAL Floating Rate Notes at a rate equal to a six-month London Interbank Offered Rate (“LIBOR”) plus an applicable margin of 6.25% per annum (11.62% at December 31, 2006), and was payable semiannually in cash on each June 15 and December 15, commencing on June 15, 2006.

At any time on or after December 15, 2006, PAF had the right to redeem the PAL Floating Rate Notes, at its option, at a 103% redemption price, plus accrued and unpaid interest to the date of redemption. On June 11, 2007, the Company redeemed the PAL Floating Rate Notes with proceeds received from the Recapitalization Transaction. The total redemption price of $141,721 included a 3% or $3,900 redemption premium, plus accrued and unpaid interest (see Note 2).

Edgen Senior Secured Notes — On February 1, 2005, EMC (formerly Edgen Corporation (“Edgen”)) issued $105,000 aggregate principal amount of the Edgen Senior Secured Notes. The proceeds from the issuance of the

Edgen Senior Secured Notes were used to retire substantially all of Edgen’s long-term debt under its existing revolving credit facility and certain other notes and loans. On December 16, 2005, Edgen issued an additional $31,000 aggregate principal amount of Edgen Senior Secured Notes. The Edgen Senior Secured Notes accrued interest at 9 7/8% semiannually and was payable in arrears on each February 1 and August 1, commencing on August 1, 2005.

EMC redeemed all of its outstanding Edgen Senior Secured Notes on June 11, 2007. The redemption price was an amount equal to the sum of the present values of 104.938% of the principal amount of the notes being redeemed and scheduled payments or interest on such notes to and including February 1, 2008, discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of 12 30-day months) at the Treasury Rate, plus 50 basis points, plus accrued and unpaid interest to the date of redemption. The total redemption price, including the make-whole provision was $151,063.

Third Party Guarantees — In the normal course of business, EMC and EM Europe provide performance guarantees directly to third parties on behalf of their subsidiaries.

For guarantees that expire within one year, the maximum potential amount of future payments (undiscounted) for non-performance totaled $11,558 and $10,101 at December 31, 2008 and 2007, respectively. For guarantees that do not have an expiration date, the maximum potential amount of future payments (undiscounted) for non-performance totaled $13,872 and $21,756 at December 31, 2008 and 2007, respectively.

Scheduled annual maturities, excluding mandatory prepayments, if any, for all Company outstanding credit arrangements and long-term debt for the years after December 31, 2008, are as follows:

2009	$4,269
2010	8,803
2011	4,250
2012	7,676
2013	4,250
Later years	472,375

Total	$501,623

8. CAPITAL LEASE

On December 16, 2005, EM Europe (formerly Murray International Metals limited (“MIM UK”)) sold land, an office building, and two warehouses at its Newbridge location for $23,040 (£12,988), less fees of approximately $308. Concurrent with the sale, MIM UK entered into an agreement to lease back all of the sold property for an initial lease term of 25 years. Under the lease agreement, the initial term will be extended for two further terms of 10 years each, unless cancelled by MIM UK. The lease is being accounted for as a capital lease because the net present value of the future minimum lease payments exceeds 90% of the fair value of the leased asset. The lease requires MIM UK to pay customary operating and repair expenses.

The carrying value of the leased fixed assets at December 31, 2008 and 2007, net of accumulated depreciation of $2,070 and $1,914, respectively, is $14,947 and $21,525, respectively and is included within property, plant, and equipment on the balance sheet. A schedule of the future minimum lease payments under the finance lease and the present value of the net minimum lease payments at December 31, 2008, are as follows:

Years Ending December 31
2009	$1,738
2010	1,738
2011	1,738
2012	1,738
2013	1,738
Later years	29,911

Total minimum lease payments	38,601
Less amount representing interest	22,211

Present value of minimum lease payments	$16,390

At December 31, 2008 and 2007, the Company has recorded current obligations under the finance lease of $247 and $311, respectively, and non-current obligations under the finance lease of $16,143 and $22,575, respectively. Depreciation expense for the years ended December 31, 2008, 2007, and 2006, was $871, $960, and $797, respectively.

9. PARTNERS’ (DEFICIT) CAPITAL

Subsequent to Recapitalization on May 11, 2007 — On May 11, 2007, in the Recapitalization Transaction, Fund IV, certain financial institutional investors, and existing management, through subsidiaries of EM II LP, acquired the shares of Edgen/Murray, L.P.’s two direct subsidiaries, EMC and PAL, from its existing partners. In this transaction, Edgen/Murray, L.P. distributed all of the shares of EMC and PAL, to its partners. Following the distribution, the partners then sold a portion of the distributed shares to subsidiaries of EM II LP for cash at the fair market value at the date of the transaction. The remaining distributed shares were contributed by certain partners, generally members of management, to EM II LP in exchange for common limited partnership units of EM II LP. Concurrently, EM II LP also issued common limited partnership units to new investors for $1,000 per unit in cash. The same principals of JCP controlled both Edgen/Murray, L.P. and EM II LP.

The Recapitalization Transaction has been accounted for as a transaction among entities under common control. Accordingly, fair value purchase accounting has not been applied and the fair value of acquired assets and liabilities, including goodwill and other intangibles, has not been recorded at the date of the Recapitalization Transaction. Instead, the historical carryover basis of the acquired assets and liabilities has been maintained and the purchase of the partners’ interests by EM II LP has been recorded as a distribution in the statements of partners’ (deficit) capital. Capital contributions from third-party financial institutional investors and new management participants have been recorded at fair value as of the transaction date.

Common Partnership Units — A common partnership unit (“a common unit”) represents a fractional part of ownership of the partnership and is entitled to share in the profit and losses of the partnership which are allocated annually in proportion to the number of common units held by each common unit holder. Under the partnership agreement of EM II LP (the “EM II LP Partnership Agreement”), the general partner of EM II LP (the “General Partner”) participates in the net assets and results of operations of EM II LP based on the ratio of common units held by such partner to the total common units outstanding. This is the same basis on which the limited partners of EM II LP participate as well. For the General Partner, this ratio was less than 1% at December 31, 2007 and 2006. Under the EM II LP Partnership Agreement, the General Partner must approve all distributions. Any distributions are made in proportion to the number of common units held by each holder of common units.

Restricted Common Units — Effective May 11, 2007, Edgen/Murray, L.P.’s equity incentive plan was cancelled, and all outstanding awards were exchanged for awards issued under the Edgen Murray II, L.P. Equity Incentive Plan (the “EM II LP Incentive Plan”) with substantially equivalent terms. At the date of the exchange, in addition to time-based restricted common limited partnership units, the Company had 156,069 outstanding restricted performance-based common limited partnership units which were exchanged for restricted time-based common limited partnership units. The exchange of these performance-based common limited partnership units did not result in a revaluation of the units because management concluded that the performance-based restricted common limited partnership units were probable to vest as the Company’s operating performance since 2005 had exceeded the required performance thresholds. As of December 31, 2008, all outstanding restricted common limited partnership units are time-based vesting awards. The EM II LP Incentive Plan authorizes the granting of awards to employees of up to 47,154 restricted common limited partnership units; the units are subject to restrictions on transfer until such time as they vest and are governed by the EM II LP Partnership Agreement. In connection with the Recapitalization Transaction, the Company granted 1,733 restricted common limited partnership units with a fair value of $1,733 to certain employees. The fair value of restricted units was based on consideration paid by unrelated third parties in connection with the Recapitalization Transaction. The amount paid in an arm’s length transaction by the new coinvestors ($1,000 per unit) is the most recent evidence of the fair value of a common unit on a stand-alone basis.

Upon a change in capital structure, including a reorganization, recapitalization, unit split, unit dividend, combination of interest, merger, or any other change in the structure of the Company affecting the common units, or any distribution to the unitholders other than a cash distribution, the General Partner may make appropriate adjustment in the number and kind of equity interests authorized by the EM II LP Incentive Plan as it determines appropriate.

Unit Options — In October 2007, the General Partner approved the Edgen Murray II, L.P. 2007 Option Plan (the “EM II LP Option Plan”) to provide limited partnership unit options as incentives and rewards for employees. The EM II LP Option Plan terminates five years from its effective date. Under the EM II LP Option Plan, a maximum of 11,050 options can be granted, of which no more than 1,000 unit options may be issued to any one person in one year. In October 2007, the Company granted 11,050 unit options with an exercise price of $1,000, the estimated fair value of one common limited partnership unit at the grant date. The fair value of the unit option was calculated to be $487.84 per unit using the Black-Scholes pricing model. For the years ended December 31, 2008 and 2007, the consolidated statements of operations reflect $1,010 and $256 of unit based compensation expense related to EM II LP unit options issued in October 2007.

Upon a change in capital structure including a reorganization, recapitalization, unit split, unit dividend, combination of interest, merger, or any other change in the structure of the Company, which in the judgment of the General Partner necessitates action by adjusting the terms of the outstanding awards or units, the General Partner in its full discretion, may make appropriate adjustment in the number and kind of units authorized and adjust the outstanding awards, including the number of units, the prices and any limitations applicable to the outstanding awards as it determines appropriate. No fractional units will result, and any fair market value of fractional units will be paid in cash to the holder.

Upon a sale of the Company, the General Partner may (i) accelerate vesting, (ii) terminate unexercised awards with a twenty-day notice, (iii) cancel any options that remain unexercised for a payment in cash of an amount equal to the excess of the fair market value of the units over the exercise price for such option, (iv) require the award to be assumed by the successor entity or that the awards be exchanged for similar shares in the new successor entity, and (v) take any other actions determined to be reasonable to permit the holder to realize the fair market value of the award.

Upon a qualified initial public offering as defined by the EM II LP Partnership Agreement, the General Partner, in its discretion, may, but is not required to, accelerate the vesting of all or any portion of the then unvested options.

Prior to Recapitalization on May 11, 2007 — On November 22, 2005, Edgen/Murray, L.P. was formed as a Delaware limited partnership by Edgen/Murray GP, LLC, the General Partner and a company controlled by Fund III. On December 15, 2005, the shareholders of Edgen exchanged (the “Exchange”) their preferred shares and common shares of Edgen for preferred partnership units and common partnership units in Edgen/Murray, L.P. in proportion to the preferred shares and common shares each held in Edgen, pursuant to the terms of a one-to-one ratio exchange agreement. At the time of the exchange, (i) 2,400,000 shares of common stock, par value $.01 per share, and (ii) 21,600 shares of preferred stock, par value $1,000 per share were issued and outstanding with $1,622 in accrued preferred dividends. Additionally, outstanding shares of restricted stock issued by Edgen were also exchanged on a one-to-one ratio for restricted common units.

The amended and restated partnership agreement of Edgen/Murray, L.P. (the “EMLP Partnership Agreement”), dated December 15, 2005, describes the partnership capital accounts as follows:

Preferred Partnership Units — A preferred partnership unit (“partnership unit”) had an original stated value of $1,000 per unit which accrues interest annually with a compounding date of October 31, the preferred compounding date. Interest compounds based on the preferred redemption value (the “Preferred Redemption Value”) as of a specified date and is comprised of (i) the preferred original stated value, plus (ii) an amount equal to the amount that would accrue during the period commencing on the date of issuance of such preferred unit and ending on such specified date on a principal amount equal to the unreturned preferred value, defined as the preferred original stated value increased for additional contributions and reduced by distributions, using a rate equal to 8.5% per annum.

Common Partnership Units — A common partnership unit represents a fractional part of ownership of the partnership and is entitled to share in the profit and losses of the partnership which are allocated annually in proportion to the number of common units held by each holder of common units.

Under the EMLP Partnership Agreement, the general partner must approve all distributions. Any distributions are first made to the holders of preferred units, in proportion to the number of preferred units held by each holder of preferred units, until each holder has received cumulative aggregate distributions in an amount equal to, but not in excess of, the Preferred Redemption Value; and then made to the holders of common units, in proportion to the number of common units held by each holder of common units.

Restricted Common Units — Effective December 15, 2005, Edgen’s equity incentive plan was cancelled, and Edgen exchanged all outstanding vested and non-vested awards for awards issued under Edgen/Murray, L.P.’s equity incentive plan with substantially equivalent terms. The Edgen/Murray, L.P. incentive plan authorizes the granting awards to Edgen employees of up to 550,000 common units of Edgen/Murray, L.P.; all units granted are subject to restrictions on transfer until such time as they are vested. Vesting was based on either time or a combination of performance and time.

10. EQUITY-BASED COMPENSATION

The Company has plans under which non-vested common limited partnership units and options to purchase the Company’s common limited partnership units (collectively, “units”) have been granted to executive officers, directors, and certain employees. The terms and vesting schedules for unit awards vary by type of grant. Generally, the awards vest upon time-based conditions. Upon exercise, unit compensation awards are settled with authorized, but unissued common limited partnership units. The unit-based compensation expense that has been recorded for these plans within the consolidated statements of operations was as follows for the years ended December 31, 2008, 2007, and 2006:

	2008	2007	2006
Unit-based compensation expense by type:
Unit options	$1,010	$256	$—
Restricted unit awards	1,176	936	742

Total unit-based compensation expense	2,186	1,192	742
Tax benefit recognized	—	(507)	(126)

Unit-based compensation expense — net of income taxes	$2,186	$685	$616

Unit-based compensation expense is measured at each individual award grant date and recognized over the award vesting period of generally 3 or 5 years. Modifications of unit-based awards are measured at the date of modification resulting in compensation cost for any incremental difference in fair value between the original award and the new award, except in certain instances provided for in SFAS No. 123(R).

Unit Options — Certain employees receive unit options as a portion of their total compensation. Such options generally become exercisable over a five-year period, expire 10 years from the date of grant, and are subject to forfeiture upon termination of employment. Upon grant, unit options are assigned a fair value based on the Black-Scholes pricing model. Unit-based compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award.

The weighted-average fair value of each option granted during 2007 is provided below. There were no options granted during the year ended December 31, 2008. The fair value was estimated on the date of grant using the Black-Scholes pricing model with the weighted-average assumptions indicated below:

Weighted Average Black-Scholes Assumptions
Risk-free interest rate	4.38%
Expected volatility	41.52%
Expected dividend yield	None
Expected term	6.5 years

The Company calculated the expected term for employee unit options using the simplified method in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 110 as no historical data was available. The Company based the risk-free interest rate on a traded zero-coupon U.S. Treasury bond with a term substantially equal to the option’s expected term at the grant date. The volatility used to value unit options is based on an average of historical volatility of companies in industries in which the Company operates and for which management believes is comparable.

Unit Option Activity — A summary of unit option activity during the years ended December 31, 2008 and 2007, is as follows:

	Number of Options	Weighted- Average Exercise Price
Outstanding — January 1, 2007	—	$—
Granted	11,050	1,000
Exercised	—	—
Canceled or expired	—	—
Outstanding — December 31, 2007	11,050	1,000
Granted	—	—
Exercised	—	—
Canceled or expired	(50)	1,000

Outstanding — December 31, 2008	11,000	1,000

Exercisable — December 31, 2008	2,200	1,000

During the year ended December 31, 2007, the Company granted 11,050 stock options at a weighted-average fair value of $487.84 per unit. During the year ended December 31, 2008, 2,200 unit options vested. The outstanding unit options are scheduled to vest over five years on a pro rata basis beginning in October 2008 through October 2012. As of December 31, 2008 and 2007, there was $3,855 and $4,865 of compensation expense related to non-vested unit option awards yet to be recognized over a weighted average period of 2.81 years and 3.48 years, respectively.

The information relating to the Company’s unit options outstanding at December 31, 2008, is as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Years	Number Exercisable	Weighted- Average Exercise Price
$1,000	11,000	1,000$	3.75	2,200	1,000$

Restricted Common Units — Certain employees and directors receive restricted common units as a portion of their total compensation. Restricted common unit awards vest over various time periods depending upon the program, but generally vest from three-years to five years and convert to unrestricted common limited partnership units at the conclusion of the vesting period. All or a portion of an award may be canceled if employment is terminated before the end of the relevant vesting period.

In connection with the Recapitalization Transaction on May 11, 2007, the Edgen/Murray, L.P. equity incentive plan was cancelled, and all outstanding vested and non-vested restricted common unit awards thereunder were exchanged for vested and non-vested restricted common unit awards under the EM II LP Equity Incentive Plan with equivalent terms. The exchange was based on each partner’s fully diluted ownership percentage in Edgen/Murray, L.P. prior to the Recapitalization Transaction, which percentage included unrestricted common units, and outstanding vested and non-vested restricted common units.

At the date of the exchange, the Company had 156,069 outstanding restricted performance-based common units that were exchanged for restricted time-based common units. Since the original awards and the new awards had equivalent terms and were supported by the same underlying assets, the fair value prior to and subsequent to modification was the same and no incremental compensation expense was recognized at the date of the exchange. Additionally, the exchange of 156,069 restricted performance-based common limited partnership units for restricted time-based common limited partnership units did not result in any incremental compensation expense as the fair value of the units immediately prior to and after the vesting modification was the same. The fair value was the same because management concluded that the performance-based restricted common limited partnership units were probable to vest, as the Company’s operating performance since 2005 had exceeded the required operating performance levels for vesting. (see Note 9).

As of December 31, 2008, all outstanding restricted common units were time-based vesting awards. The EM II LP Equity Incentive Plan authorizes the granting of awards to Company employees of up to 47,154 restricted common limited partnership units; the units are subject to restrictions on transfer until such time as they vest and are governed by the EM II LP Partnership Agreement.

The following table summarizes restricted common unit activity for the periods shown:

	Number of Unites/Shares		Weighted-Average Fair Value
	Edgen/ Murray, L.P.	EM II LP	Edgen/ Murray, L.P.	EM II LP
Outstanding at January 1, 2006	291,564	—
Vested	(87,467)	—	$5.04
Granted	209,155	—	6.04
Cancelled	(800)	—	5.04

Outstanding at December 31, 2006	412,452	—
Vested	(92,313)	—
Exchange of non-vested Edgen/ Murray L.P. units for EM II LP units	(320,139)	17,899
Vested	—	(112)		$1,000.00
Granted	—	1,733		1,000.00
Cancelled	—	(300)		1,000.00

Outstanding at December 31, 2007	—	19,220
Vested	—	(5,840)		1,000.00
Granted	—	—
Cancelled	—	(29)		1,000.00

Outstanding at December 31, 2008	—	13,351

Of the 320,139 restricted common units exchanged in 2007, 164,070 were time-based vesting and 156,069 were performance-based vesting. No incremental compensation expense was recognized at the date of the exchange. In the case of the time-based awards, this is because the modification of the time-based awards was limited to the replacement of the parent entity from Edgen/Murray, L.P. to EM II LP with no other modification of terms; in the case of the performance-based awards, as previously discussed, the performance-based awards were probable to vest prior to the exchange because the Company’s operating performance since 2005 had exceeded the required performance thresholds.

The Company’s valuation methodology for determining the fair value of restricted equity granted in 2007, 2006 and 2005 of $1,000, $6.04 and $1.00, respectively, is based on a market approach that calculates an enterprise value using LTM EBITDA and applies a trailing revenue multiple representative of actual multiples in recent transactions of guideline companies. The enterprise value is then reduced for interest-bearing debt and other liabilities, any preferred equity and excess cash to derive a common equity value which is then divided by the number of common equity units outstanding as of the valuation date. The Company also considers the amount paid contemporaneously by third parties for the same class of equity interests.

As of December 31, 2008 and 2007 there was $1.7 million and $2.9 million of compensation expense related to non-vested restricted common units yet to be recognized over a weighted average period of 3.56 years and 4.56 years, respectively.

11. INCOME TAXES

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at December 31, 2008 and 2007, are as follows:

	2008	2007
Deferred tax assets:
Current deferred tax assets:
Deferred compensation	$119	$139
Inventory	2,050	1,133
Bad debt allowance	873	535
Net operating loss carryforwards	—	24
Accrued bonuses and professional fees	891	508
Other	592	332

Total current deferred tax assets	4,525	2,671

Noncurrent deferred tax assets:
Net operating loss carryforwards	—	136
Tax credits	4	422
Sale of leaseback capital asset	395	384
Depreciation	—	228
Derivative instruments	5,756	3,400
Intangible assets	2,709	1,922
Other	563	775

Total noncurrent deferred tax assets	9,427	7,267

Total deferred tax assets	$13,952	$9,938

Deferred tax liabilities:
Current deferred tax liabilities:
Cash discounts earned	$—	$55
Other	306	992

Total current deferred tax liabilities	306	1,047

Noncurrent deferred tax liabilities:
Intangible assets — including goodwill	20,495	27,251
Depreciation	599	—
Debt finance fees	341	567
Unremitted earnings of foreign subsidiaries	3,876	3,739
Other	2,513	481

Total noncurrent deferred tax liabilities	27,824	32,038

Total deferred tax liabilities	$28,130	$33,085

As presented in the consolidated statements of cash flows, the change in deferred income taxes includes, among other items, the change in deferred income taxes related to the deferred income tax provision and the change between the deferred income taxes estimated and actual deferred income taxes for each year. During 2007, the Company acquired $1,433 in deferred tax liabilities in connection with the EVS acquisition.

Income (loss) from continuing operations for each jurisdiction follows:

	2008	2007	2006
United States	$75,485	$(10,241)	$15,554
Foreign	32,866	11,786	20,819

Total	$108,351	$1,545	$36,373

Components of income tax (benefit) expense are as follows:

	2008	2007	2006
Current:
United States	$27,416	$(1,008)	$9,941
Foreign	9,061	2,073	9,357

	36,477	1,065	19,298

Deferred:
United States	(351)	(1,849)	(2,895)
Foreign	(1,002)	(586)	(3,512)

	(1,353)	(2,435)	(6,407)

Total	$35,124	$(1,370)	$12,891

For the years ended December 31, 2008 and 2007, the Company recognized a net income tax benefit of $5,862 and $3,152 on SFAS No. 133 derivatives related to interest rate swaps and foreign currency exchange contracts executed in 2008 and 2007, respectively.

For the years ended December 31, 2008, 2007, and 2006, the Company made payments related to income taxes totaling $11,853, $13,763, and $20,416, respectively.

The total provision for income taxes varied from the U.S. federal statutory rate due to the following:

	2008		2007		2006
Federal income tax expense at statutory rate	$37,923	35%	$541	35%	$12,731	35%
Differences in foreign income tax rates	(4,600)	(4)	(2,657)	(172)	(1,629)	(5)
State income taxes — net of federal income tax benefit	1,983	2	35	2	952	2
Change in income tax rates	—	—	(370)	(24)	—	—
Nondeductible expenses distributed to partners	28	—	205	13	1,283	4
Nondeductible expenses and other	(210)	(1)	876	57	(446)	(1)

Total provision for income taxes	$35,124	32%	$(1,370)	(89)%	$12,891	35%

For the year ended December 31, 2007, the consolidated effective tax rate reflects income tax benefits resulting from the loss on the prepayment of the Edgen Senior Secured Notes and PAL Floating Rate Notes as part of the Recapitalization Transaction on May 11, 2007, and reduced income tax expense due to taxable income in tax jurisdictions that have lower income tax rates, or no income tax.

As of December 31, 2008 and 2007, U.S. taxes were not provided on earnings of EM Canada, EMC’s foreign subsidiary, because the Company has invested, or expects to invest, the undistributed earnings indefinitely. If in the foreseeable future these earnings are repatriated to the United States or if the Company determines that the earnings will be remitted, additional tax provisions may be required. With respect to UK taxes $4,861, $3,412 and $481 of income taxes for the years ended December 31, 2008, 2007, and 2006, respectively, were provided on earnings of PAL’s foreign subsidiaries, EM Pte, and EM FZE; the Company expects a portion of the earnings to be distributed to PAL and are, therefore, not considered to be permanently invested in these subsidiaries. The Company does not expect any earnings to be distributed from EM Cayman and its subsidiaries to EM II LP as these earnings are considered to be permanently invested.

Based on operating results for the years ended December 31, 2008, 2007 and 2006 and the timing of the future reversal of deferred tax assets and deferred tax liabilities, management believes that a valuation allowance is not required as of December 31, 2008.

12. OTHER INCOME (EXPENSE)

Other income (expense) was $(902), $3,176, and $13,345 for the years ended December 31, 2008, 2007, and 2006, respectively. Other income (expense) for the years ended December 31, 2007 and 2006 includes foreign exchange gains on the PAL Floating Rate Notes of approximately $760 and $13,163, respectively. The PAL Floating Rate Notes were denominated in U.S. dollars on the financial statements of PAF, and the gain reflects the change in the relative value of the U.S. dollar to the UK pound sterling, which strengthened during the year. As of May 11, 2007, the PAL Floating Rate Notes were repaid (see Notes 2 and 7).

For the years ended December 31, 2008, 2007, and 2006, other income (expense) included a loss of $723, gain of $313, and gain of $223, respectively, on the fair value of non-designated foreign currency exchange contracts.

13. COMMITMENTS AND CONTINGENCIES

Operating Leases — Through its subsidiaries, the Company leases various properties, warehouses, equipment, vehicles, and office space under operating leases with remaining terms ranging from one to 23 years with various renewal options. Substantially all leases require payment of taxes, insurance, and maintenance costs in addition to rental payments. Total rental expense for all operating leases was $3,065, $2,456, and $2,220 for the years ended December 31, 2008, 2007, and 2006, respectively.

Future minimum payments under noncancelable leases with initial or remaining terms in excess of one year for fiscal years beginning after December 31, 2008, are:

2009	$2,849
2010	2,426
2011	2,024
2012	1,373
2013	755
Thereafter	85

Total	$9,512

These leases have various expiration dates ranging from 2009 to 2030. Certain leases contain renewal options of up to 20 years.

Employment Agreements — In the ordinary course of business, the Company has entered into employment contracts with certain executives and former owners; among other things, these contracts provide for minimum salary levels and incentive bonuses.

Legal Proceedings — The Company is involved in various claims, lawsuits, and proceedings arising in the ordinary course of business. While there are uncertainties inherent in the ultimate outcome of such matters and it is impossible to presently determine the ultimate costs that may be incurred, management believes the resolution of such uncertainties and the incurrence of such costs will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

14. CONCENTRATION OF RISKS

For the years ended December 31, 2008, 2007, and 2006, the Company’s 10 largest customers represented approximately 26%, 31%, and 30%, respectively, of the Company’s sales, and no one customer accounted for more than 10%. In addition, approximately 61%, 62%, and 55% of the Company’s consolidated revenues were derived from customers in the oil and gas industry for the years ended December 31, 2008, 2007, and 2006, respectively.

Financial instruments that would potentially subject the Company to a significant concentration of credit risk consist primarily of accounts receivable. However, concentration of credit risk with respect to accounts receivable is limited due to the large number of entities comprising the customer base.

The Company relies on a limited number of third parties to supply its inventory. During the years ended December 31, 2008, 2007, and 2006, the Company’s 10 largest vendors accounted for approximately 44%, 47%, and 51%, respectively, of the Company’s purchases, and the Company’s single largest vendor accounted for approximately 10%, 9%, and 15%, respectively, of the Company’s purchases for these periods.

15. SEGMENT AND GEOGRAPHIC AREA INFORMATION

The Company has four reportable segments (Americas, UK, Singapore, and UAE) based upon the operating results reviewed by the chief operating decision maker, which are primarily determined based upon the geographic locations of the Company’s operations. Within each geographical location, our operations have similar characteristics, products, types of customers, purchasing and distribution methods and regulatory environments. Prior to January 1, 2007, the Americas had reportable segments of alloy products and carbon products. On January 1, 2007, EMC merged with its operating subsidiaries, and the Company began monitoring its Americas operations based on geography consistent with other segments. For consistency in presentation, carbon and alloy products, as well as corporate overhead related to the Americas reportable segment was combined for the year ended December 31, 2006.

The Americas segment distributes specialty steel pipe, pipe components, high-grade structural sections, and plates for use in environments that are highly corrosive, abrasive, extremely high, or low temperature and/or involve high pressures. These products are sold primarily to the process/petrochemical, power generation, and oil and gas industries. The Americas reporting unit also distributes valves and actuation packages. The Americas segment is headquartered in Baton Rouge, Louisiana, and markets products to customers primarily in the United States, Canada, and Latin America.

Similar to the Americas segment, the UK, Singapore, and UAE segments are distributors of high-grade steel tubes, plates, and sections to primarily the offshore oil and gas industry. The UK segment headquartered in Newbridge, Scotland, markets products to customers primarily in Europe, the Caspian Sea region, and West Africa. The Singapore segment headquartered in Singapore and supported by a sales office in Perth, Australia, Shanghai, China, and Jakarta, Indonesia, markets products to customers primarily in the Asia Pacific region. The UAE segment headquartered in Dubai, United Arab Emirates, markets products to customers primarily in the Middle East region and South Asia.

A local management team manages each reportable segment independently, with oversight from the Company’s executive management in Baton Rouge, Louisiana, Houston, Texas, and Newbridge, Scotland. Effective January 1, 2008, the Company’s executive management began managing its operations based on a Western Hemisphere (Americas segment) and Eastern Hemisphere (UK, Singapore, and UAE segments) designation.

In addition, certain expenses of EM II LP and Edgen/Murray, L.P., other non-trading expenses, and certain assets and liabilities, such as intangible assets, are not allocated to the segments, but are included in General Company expenses.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or losses from operations before income taxes not including nonrecurring gains or losses and discontinued operations. The Company accounts for sales between segments at a margin agreed to between segment management.

The following table presents the financial information for each reportable segment. The prior period segment balances have been restated to be consistent with the current year end structure of the Company:

	2008	2007	2006
Sales:
Americas	$859,377	$565,180	$397,682
UK	167,144	163,369	146,859
Singapore	158,396	108,458	89,776
UAE	117,646	102,128	61,675
Eliminations	(36,948)	(21,478)	(9,055)

	$1,265,615	$917,657	$686,937

Intersegment sales:
Americas	$10,134	$7,880	$6,563
UK	17,288	6,411	2,807
Singapore	512	551	745
UAE	9,014	6,636	1,680

	$36,948	$21,478	$11,795

Operating income (loss):
Americas	$108,251	$36,286	$30,431
UK	27,772	27,776	18,349
Singapore	21,838	13,953	13,261
UAE	6,913	9,902	7,901
General Company	(10,481)	(9,862)	(13,092)

	$154,293	$78,055	$56,850

Capital expenditures:
Americas	$6,838	$5,464	$1,631
UK	410	341	201
Singapore	2,286	248	195
UAE	186	189	160
General Company	—	—	—

	$9,720	$6,242	$2,187

Depreciation and amortization:
Americas	$12,326	$11,552	$7,547
UK	1,241	1,417	1,146
Singapore	287	251	220
UAE	359	346	305
General company	8,346	9,004	11,833

	$22,559	$22,570	$21,051

During 2008 and 2007, capital expenditures in the Americas segment include IT infrastructure expenditures of $1,127 and $996, respectively, which will support all reportable segments in the future. These capital expenditures have not been allocated from the Americas segment to the other reportable segments in 2008 and 2007, respectively.

The Company’s sales to external customers are attributed to the following countries based upon the Company’s selling location:

	2008	2007	2006
United States	$822,599	$536,924	$385,691
Canada	26,644	20,375	10,954
UK	149,856	156,958	142,177
Singapore	157,884	107,907	88,727
UAE	108,632	95,493	59,388

	$1,265,615	$917,657	$686,937

	2008	2007
Total assets:
United States	$413,831	$362,610
Canada	12,661	14,123
UK	97,230	110,611
Singapore	88,611	77,653
UAE	65,474	46,388
General Company	64,279	98,169

	$742,086	$709,554

Property, plant, and equipment:
United States	$17,356	$13,170
Canada	444	389
UK	16,182	23,061
Singapore	7,987	5,988
UAE	734	922
General Company	—	—

	$42,703	$43,530

Goodwill and other intangible assets:
United States	$82,799	$88,593
Canada	1,117	1,386
General Company	61,294	93,533

	$145,210	$183,512

The Company has not allocated goodwill and other intangibles to the UK, Singapore, and UAE segments but has included goodwill and other intangibles for these segments in general company. For annual goodwill impairment testing, goodwill is allocated to these reporting units based on their relative fair values at December 16, 2005, the acquisition date.

16. DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

Treasury Policy and Risk Management — Management is responsible for raising financing for operations, managing liquidity, foreign exchange risk, and interest rate risk. The treasury operations of the Company are conducted under the oversight of management, who receive regular updates of treasury activity. Financial derivatives are entered into for risk management purposes only. The policy on foreign exchange rate hedging requires that only known firm commitments are hedged and that no trading in financial instruments is undertaken.

The Company’s principal risks are its exposures to changes in interest rates and currency exchange rates. These risks are closely monitored and evaluated by appropriate management, including the chief financial officer, the treasurer, and respective local accounting management for all Company locations. Following evaluation of those positions, the Company selectively enters into derivative financial instruments to manage selected exposures. The Company enters into derivative financial instruments to manage exposures related to currency exchange rate changes and changes in interest rates.

Currency Exchange Rate Risk — The Company hedges against foreign currency exchange rate-risk, on a case-by-case basis, using a series of forward contracts to protect against the exchange risk inherent in our forecasted transactions denominated in foreign currencies. The majority of the forward contracts are economic hedges, but a few forward contracts meet the designation of a cash flow hedge as defined by SFAS No. 133. In these transactions, the Company executes a forward currency contract that will settle at the end of a forecasted period. Because the size and terms of the forward contract are designed so that its fair market value will move in the opposite direction and approximate magnitude of the underlying foreign currency’s forecasted exchange gain or loss during the forecasted period, a hedging relationship is created. To the extent the Company forecasts the expected foreign currency cash flows from the period the forward contract is entered into until the date it settles with reasonable accuracy, the Company significantly lowers or materially eliminates a particular currency’s exchange risk exposure over the life of the related forward contract.

For transactions designated as foreign currency cash flow hedges as defined in SFAS No. 133, the effective portion of the change in the fair value (arising from the change in the spot rates from period to period) is deferred in “Other comprehensive income (loss)” in the consolidated statements of partners’ (deficit) capital. These amounts are subsequently recognized in cost of sales in the consolidated statements of operations in the same period when the underlying transaction impacts the consolidated statements of operations. This recognition generally will occur over periods of less than one year. The ineffective portion of the change in fair value (arising from the change in the value of the forward points or a mismatch in terms) is recognized in the period incurred. These amounts are recognized in general and administrative expenses in the consolidated statements of operations. The Company does not enter into any forward exchange contracts or similar instruments for trading or other speculative purposes.

Transactions hedged in accordance with SFAS No. 133 included forecasted purchase commitments. At December 31, 2008 and 2007, a net unrealized loss of $1,474, net of taxes, and a net unrealized gain of $534, net of taxes, respectively, on designated forward contracts were deferred in other comprehensive income. During the years ended December 31, 2008 and 2007, a pretax gain of $463 and $30, respectively, was reclassified from other comprehensive income to the consolidated statements of operations. A pretax loss of $1,474 is expected to be reclassified into earnings from other comprehensive income during 2009.

The fair value of foreign currency exchange contracts outstanding at December 31, 2008 was a liability of $626 included in other current liabilities on the consolidated balance sheet. The fair value of forward contracts outstanding at December 31, 2007 was an asset of $983 included in other current assets on the consolidated balance sheet. For the years ended December 31, 2008, 2007 and 2006, a pretax loss of $723, gain of $314, and gain of $223, respectively, on non-designated foreign currency contracts have been reflected in other income on the consolidated statements of operations, respectively. For the years ended December 31, 2008 and 2007, a loss of $132 and a gain of $189 on designated foreign currency contracts have been reflected in selling, general, and administrative expense on the consolidated statements of operations. For the year ended December 31, 2006, there were no designated foreign currency contracts.

At December 31, 2008 and 2007, the total notional amount of outstanding foreign currency exchange contracts was $48,729 and $70,254, respectively.

Interest Rate Risk — In accordance with our Term Loan Agreements, the Company entered into interest rate derivatives to reduce its exposure to interest rate risk related to the floating rate debt. The Term Loan Agreements require a minimum of 50% of the outstanding Term Loans to be hedged. The Company has entered into two interest rate swaps that converted an aggregate notional principal of $275,000 under its First Lien Term Loan from floating to fixed interest rate payments. As of December 31, 2008, interest payments under the First Lien Term Loan ranged from a rate of 3.95% to 4.99%, which includes the applicable spread of 2.75%. In the interest derivative transactions, the Company pays fixed rates of interest on an aggregate notional amount of $275,000 ranging from 4.88% to 5.15% while simultaneously receiving floating rate interest payments set at 2.175% on the same notional amount as of December 31, 2008. These two interest rate swaps will terminate on August 13, 2009. The Company has also entered in an interest rate swap that will begin on August 13, 2009, and will convert a notional principal of $75,000 under its First Lien Term Loan from floating interest rate to fixed interest rate payments with a contract to pay fixed rates of interest on an aggregate notional of $75,000 at a rate of 4.875% while simultaneously receiving floating rate interest payments set at the applicable three-month LIBOR on the same notional amount. This interest rate swap is scheduled to terminate on August 17, 2010.

The Company also entered into an interest rate collar with a notional principal amount of $100,000 related to the First Lien Term Loan which allows the Company to incur a floating rate of interest on the outstanding notional amount within a specified range. The collar swaps floating three-month LIBOR for fixed rates whenever the floating rate exceeds the cap rate of 5.50% or falls below the floor rate of 4.88%. The interest rate collar term begins in August 13, 2009, and is scheduled to terminate on August 17, 2010.

Additionally, the Company entered into an interest rate swap that converts an aggregate notional principal of $75,000 under its Second Lien Term Loan from floating to fixed interest rate payments. As of December 31, 2008, interest rate payments under the Second Lien Term Loan were set at 8.24%, which includes the applicable spread of 6.00%. Under this transaction, the Company pays a fixed rate of interest on an aggregate notional principal amount of $75,000 of 5.19% while simultaneously receiving a floating rate interest payment currently set at 2.175% on the same notional amount. This interest rate swap is scheduled to terminate on August 17, 2010.

The fixed rate side on each of the interest rate swaps will not change over the lives of the interest rate swaps. The floating rate payments are reset quarterly based on three-month LIBOR. The resets are concurrent with the interest payments made on the underlying debt.

The Company concluded that the interest rate swaps and collar qualify as cash flow hedges under the provisions of SFAS No. 133. The interest rate swaps and collar are considered substantially effective with ineffectiveness, if any, charged to the consolidated statements of operations in the period assessed as ineffective. For the years ended December 31, 2008 and 2007, there were no gains or losses reflected in the consolidated statements of operations related to the interest rate swaps or collar. Gains and losses related to the interest rate swaps and collar, net of tax, are reported as a component of accumulated other comprehensive income (loss) and will not be reclassified into earnings until the conclusion of the hedge. A net settlement occurs quarterly concurrent with interest payments made on the underlying debt. The settlement under the interest rate swap contracts is the net difference between the fixed rates payable and the floating rates receivable over the quarter. The settlement is recognized as a component of interest expense in the consolidated statements of operations. As of December 31, 2008 and 2007, the interest rate derivatives were liabilities of $16,345 and $9,792, respectively, and are included in other long-term liabilities on the consolidated balance sheets.

Credit Risk — The Company’s credit risk on liquid resources and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. The Company has no significant concentration of credit risk with a specific counterparty because exposure is spread over a number of counterparties.

17. FAIR VALUE

SFAS No. 157, Fair Value Measurements, establishes a common definition for fair value to be applied to U.S. GAAP when the use of fair value is required, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. The statement applies to other accounting pronouncements that require or permit fair value measurements and was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157, which delayed the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008. The adoption of the deferred portion of the statement on January 1, 2009, is not expected to have a material impact on the Company’s consolidated financial statements. On January 1, 2008, the Company adopted the portion of SFAS No. 157 that was not delayed, and since the Company’s existing fair value measurements are consistent with the guidance of the statement, the partial adoption of the statement did not have a material impact on our consolidated financial statements.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). SFAS No. 157 classifies the inputs used to measure fair value into the following hierarchy:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2:

•	Unadjusted quoted prices in active markets for similar assets or liabilities, or

•	Unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or

•	Inputs other than quoted prices that are observable for the asset or liability

Level 3 — Unobservable inputs for the asset or liability

The Company endeavors to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2008 are as follows:

Quoted Prices in Active Markets for Similar Items (Level 2)
Liabilities:
Foreign currency exchange contracts(1)	$626
Interest rate swaps and collar(2)	16,345

(1)	As a result of its global operating and financing activities, the Company is exposed to market risks from changes in interest and foreign currency exchange rates, which may adversely affect its operating results and financial position. When deemed appropriate, the Company minimizes its risks from foreign currency exchange rate fluctuations through the use of derivative financial instruments. Derivative financial instruments are used to manage risk and are not used for trading or other speculative purposes, and the Company does not use leveraged derivative financial instruments. The forward foreign currency exchange contracts are valued using broker quotations or market transactions in either the listed or over-the counter markets. Management performs procedures to validate the information obtained from the broker quotations in calculating the ultimate fair values. As such, these derivative instruments are classified within Level 2.
(2)	In accordance with the Term Loans, the Company partially hedges its variable rate debt to minimize the risks from interest rate fluctuations through the use of derivative financial instruments including interest rate swaps and collars. Derivative financial instruments are used to manage risk and are not used for trading or other speculative purposes, and the Company does not use leveraged derivative financial instruments. The interest rate swaps and collars are valued using broker quotations or market transactions in either the listed or over-the-counter markets. Management performs procedures to validate the information obtained from the broker quotations in calculating the ultimate fair values. As such, these derivative instruments are classified within Level 2.

The comparison of carrying value and fair value of the Company’s financial instruments at December 31, 2008 and 2007 is presented below:

	2008		2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
First Lien Term Loan	$418,625	$252,218	$442,785	$399,543
Second Lien Term Loan	75,000	52,500	75,000	69,750
Cash at bank and in hand	41,708	41,708	48,457	48,457
Accounts receivable	202,397	202,397	177,705	177,705
Accounts payable	151,888	151,888	139,923	139,923

The fair value amounts shown are not necessarily indicative of the amounts that the Company would realize upon disposition, nor do they indicate the Company’s intent or ability to dispose of the financial instruments.

The fair value of the Term Loans, excluding unamortized discount, has been estimated based upon market quotes approximating the fair value at the consolidated balance sheet date. The Company believes that the carrying amount of cash at bank and in hand, accounts receivable and accounts payable approximates their fair values.

The Company believes that the carrying amount of other financial assets and liabilities approximates their fair values.

18. EMPLOYEE BENEFIT PLANS

The Company has varying benefit arrangements for its employees. These arrangements vary by the employee’s employment location.

United States Employees — The Company maintains a 401(k) plan for all U.S. employees who have met the eligibility requirements to participate. Under the plan, employees may contribute up to 15% of compensation, subject to an annual maximum as determined under the Internal Revenue Code. The Company matches 50% of up to 6% of the employees’ contributions. The plan provides that employees’ contributions will be 100% vested at all times and that the Company’s contributions vest over a five-year period. The Company contributed $619, $438 and $349 to this plan for the years ended December 31, 2008, 2007, and 2006, respectively.

United Kingdom Employees — The U.K. Benefit Plan is a “money purchase” plan; therefore, benefits at retirement are dependent upon the level of contributions made, the investment return achieved, the charges deducted from the fund and the cost of buying a pension at retirement. Both the employee and employer contribute a percentage of the employees’ salary each month, based on the level and length of service. Contributions to the U.K. Benefit Plan were $553, $574 and $267 for the years ended December 31, 2008, 2007, and 2006, respectively.

Middle East Employees — For the benefit of certain employees’ resident in the Middle East, the Company operates a defined contribution savings plan, the assets and liabilities of which are held independently from the Company. Contributions for the years ended December 31, 2008, 2007, and 2006, were $45, $42, and $35, respectively. The agreed contribution rate for the years ended December 31, 2008, 2007, and 2006, was 10% of the employee salary.

The Company also has benefit arrangements for employees in Canada and Singapore, which have limited participants and related costs to the Company.

19. RELATED-PARTY TRANSACTIONS

In the Recapitalization Transaction, Fund III liquidated its investment in the Company for approximately $278,291 in cash. Fund III was managed by JCP. Also as part of the Recapitalization Transaction, the Edgen Senior Secured Notes were discharged. Financing for the Recapitalization Transaction was provided, in part, through the issuance of EM II LP common limited partnership units to Fund IV for approximately $80,000 in cash. Fund IV is managed by JCP. Additional financing was provided by the incurrence of new senior indebtedness by EM II LP and its subsidiaries, including borrowings under the Revolving Credit Agreement and the incurrence of the Term Loans. Jefferies Finance LLC, an affiliate of JCP, is a lender under the First Lien Term Loans and received $4,563 in fees as joint lead arranger and joint lead book runner for the Revolving Credit Agreement and Second Lien Term Loans. Jefferies High Yield Trading, LLC, an affiliate of JCP, is a lender under the First and Second Lien Term Loans.

In connection with the Recapitalization Transaction on May 11, 2007, the Company paid a fee to JCP of $2,006 for services JCP provided in arranging the equity financing component of the Recapitalization Transaction. This financing fee has been recorded as a reduction in the general partnership basis of Fund IV on the consolidated balance sheet at December 31, 2007 and is presented as deferred financing costs and financing advisory fees paid on the consolidated statements of cash flows.

During the years ended December 31, 2008 and 2007, the Company made payments to JCP of $47 and $13, respectively, for reimbursement of certain expenses incurred while monitoring its investment in EM II LP.

Distributions of $327,087 to partners include a distribution of $22,864 to Murray International Holdings (“MIH”), which sold all of its investment in the Company in conjunction with the Recapitalization Transaction. Also in connection with the Recapitalization Transaction, an employee pension fund of the ultimate parent company of a Company customer purchased approximately 14% of EM II LP common limited partnership units, on a fully diluted ownership basis. There was no direct or indirect investment in the Company prior to May 11, 2007. For the years ended December 31, 2008, 2007 and 2006, the Company had sales to this customer of $21,582, $37,955 and

$50,032, respectively, in the normal course of business. As of December 31, 2008 and 2007, the Company has $1,211 and $9,532, respectively, of accounts receivable from this customer included in accounts receivable on its consolidated balance sheets.

Effective December 1, 2007, EM Canada entered into a seven-year lease agreement with a company owned by two EM Canada employees, which lease expires on November 30, 2014. Annual rental payments under the lease total $24. Prior to entering into the lease, the Company obtained competitive quotes from an unrelated party to determine the reasonableness of the annual lease payments to comparable market leases.

EM Europe traded with certain subsidiaries of MIH in the normal course of business. Sales to the MIH companies were $527 and $1,003 for the years ended December 31, 2007 and 2006, respectively. Purchases from MIH were $899 and $941 for the years ended December 31, 2007 and 2006, respectively. There were no sales or purchases with MIH during the year ended December 31, 2008. Through the end of 2006, PAL used certain resources and processes of the MIH companies, such as information systems and network engineering. Fees for these services were generally estimated and paid quarterly with an annual make whole payment for any outstanding amounts. Fees were $467 for the year ended December 31, 2006. There were no fees for these services during the years ended December 31, 2008 and 2007.

20. FORM S-1 REGISTRATION STATEMENT

On September 24, 2008, Edgen Murray Limited filed a registration statement on Form S-1 with the Securities and Exchange Commission. As a result, the Company has incurred $3,050 in costs associated with the registration statement, which costs have been capitalized within the caption other assets on the consolidated balance sheet as of December 31, 2008. Upon completion of an initial public offering, these costs will reduce the total proceeds from the offering. In the event the offering does not occur, these costs would be expensed as selling, general, and administrative expenses within the consolidated statements of operations.

*  *  *  *  *  *

Common Shares

Prospectus

             shares

                , 2009

Through and including                     , 2009 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to a deliver a prospectus. This obligation is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Part II

Information not required in a prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth the fees and expenses, payable by the Registrant in connection with the issuance and distribution of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee and the FINRA filing.

SEC registration fee	$
FINRA fee
Legal fees and expenses
Printing and engraving expenses
Blue sky fees
NYSE fees
Transfer agent fees
Accounting fees and expenses
Miscellaneous

Total		$

*	To be provided by amendment.

Item 14. Indemnification of directors and officers

Edgen Murray Limited is a Bermuda exempted company. Under Bermuda law, a company is permitted to indemnify any officer or director, out of the funds of the company, against (1) any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted, or in connection with any application under relevant Bermuda legislation in which relief from liability is granted to him or her by the court and (2) any loss or liability resulting from negligence, default, breach of duty or breach of trust, save for his or her fraud and dishonesty.

The bye-laws of Edgen Murray Limited provide for the indemnity by Edgen Murray Limited of the officers, directors and employees thereof to the fullest extent permitted by law. The bye-laws of Edgen Murray Limited also provide (1) that an officer or director of Edgen Murray Limited shall not be personally liable to Edgen Murray Limited or its shareholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent that such limitation is prohibited by Edgen Murray Limited, and (2) that expenses (including attorneys’ fees) incurred by an officer or director of Edgen Murray Limited in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by Edgen Murray Limited in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Edgen Murray Limited pursuant to Bermuda law.

Item 15. Recent sales of unregistered securities

In connection with its initial incorporation on August 29, 2008, the registrant issued one hundred common shares to Edgen Murray II, L.P. for $100 in cash. The issuance of shares in connection with our incorporation was made in reliance on the exemption from registration under Section 4(2) of the Securities Act.

Prior to the effectiveness of this Registration Statement, Edgen Murray Limited will become the holding company for our US subsidiaries in a transaction we refer to as the “Contribution” and, as our new parent holding company, will serve as the issuer in this offering.

The Contribution was approved by the General Partner of Edgen Murray II, L.P. and by the board of directors of Edgen Murray Limited prior to the filing of this Registration Statement. The only assets of Edgen Murray Limited will be the funds received in connection with its formation, our non-North American subsidiaries, and the assets received in the Contribution. The common shares issued by Edgen Murray Limited in connection with the Contribution (collectively, the “Contribution Shares”), together with the common shares issued as part of Edgen Murray Limited’s initial incorporation, will constitute the entire share capital of Edgen Murray Limited prior to consummation of this offering. The decision as to the investment and value of the Contribution Shares to be issued in the Contribution will have been made by the General Partner of Edgen Murray II, L.P. and the board of directors of Edgen Murray Limited, with the exact number of Contribution Shares to be determined by reference to the price range of the common shares to be issued in connection with this offering. The issuance of Contribution Shares would be on reliance on the exemption from registration under Section 4(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedule

(a)	Exhibits

Exhibit Number	Description

1.1	Form of Underwriting Agreement.**

2.1	Asset Purchase Agreement, dated as of April 11, 2007, by and among Edgen Murray Corporation, Edgen Murray LLC, Petro Steel International, L.P., Petro Steel International, LLC, Eric Berger, David Mullaney and John Ruttenberg. *

3.1	Amended and Restated Memorandum of Association of Edgen Murray Limited.**

3.2	Amended and Restated Bye-Laws of Edgen Murray Limited.**

4.1	Specimen Common Share Certificate.**

5.1	Opinion of Conyers Dill & Pearman.**

8.1	Opinion of Dechert LLP regarding certain tax matters.**

10.1	Amended and Restated Employment Agreement, dated as of January 1, 2005, by and between Daniel J. O’Leary, Edgen Louisiana Corporation and Edgen Corporation.*

10.2	Amended and Restated Employment Agreement, dated as of January 1, 2005, by and between David L. Laxton, III, Edgen Louisiana Corporation and Edgen Corporation.*

10.3	Service Agreement, dated December 16, 2005, by and between Murray International Metals Limited and Kenneth Cockburn.*

10.4	Amended and Restated Employment Agreement, dated as of April 30, 2004, by and between Craig S. Kiefer, Edgen Carbon Products Group, L.L.C., and Edgen Corporation.*

10.5	Contract of Employment, dated June 28, 1994, by and between Murray International Metals Limited and Michael Craig.*

10.6	Edgen Murray II, L.P. Incentive Plan.*

10.7	Edgen Murray II, L.P. 2007 Option Plan.*

10.8	Edgen Murray Corporation Cash Bonus Plan.*

10.9	Lease, dated as of December 16, 2005, by and among Murray International Metals Limited and Steels (UK) QRS 16-58, Inc.*

10.10	Guarantee, dated January 25, 2006, by Murray International Metals Pte. Limited in favor of Steels (UK) QRS 16-58, Inc.*

10.11	Credit Agreement, dated as of May 11, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.11a	First Amendment to Credit Agreement, dated as of June 8, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.11b	Second Amendment to Credit Agreement, dated as of August 8, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

Exhibit Number	Description

10.11c	Third Amendment to Credit Agreement, dated as of August 12, 2008, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.11d	Fourth Amendment to Credit Agreement, dated as of September 17, 2008, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.11e	Loan Party Joinder Agreement, dated as of May 31, 2007, between Pipe Acquisition Limited and JPMorgan Chase Bank, N.A.*

10.11f	Loan Party Joinder Agreement, dated as of September 21, 2007, between Equipment, Inc. and JPMorgan Chase Bank, N.A.*

10.11g	Loan Party Joinder Agreement, dated as of September 21, 2007, between Equipment Valve & Supply, Inc. and JPMorgan Chase Bank, N.A.*

10.11h	Assumption Agreement, dated as of September 21, 2007, by Equipment, Inc. in favor of JPMorgan Chase Bank, N.A.*

10.11i	Assumption Agreement, dated as of September 21, 2007, by Equipment Valve & Supply, Inc. in favor of JPMorgan Chase Bank, N.A.*

10.12	First Lien Credit Agreement, dated as of May 11, 2007, among Edgen Murray II, L.P., Edgen Merger Co., Edgen Murray Cayman Corporation, the several Lenders from time to time parties thereto, Lehman Brothers Inc., Jefferies Finance LLC and Lehman Commercial Paper Inc.*

10.12a	First Amendment to First Lien Credit Agreement, dated as of September 12, 2008, among Edgen Murray II, L.P., Edgen Murray Corporation, Edgen Murray Cayman Corporation, and Lehman Commercial Paper Inc.*

10.12b	First Lien Guarantee and Collateral Agreement, dated as of May 11, 2007, made by Edgen Merger Co., Edgen Murray II, L.P. and certain of its Subsidiaries in favor of Lehman Commercial Paper Inc.*

10.12c	Assumption Agreement, dated as of September 21, 2007, made by Equipment, Inc. in favor of Lehman Commercial Paper Inc.*

10.12d	Assumption Agreement, dated as of September 21, 2007, made by Equipment Valve & Supply, Inc. in favor of Lehman Commercial Paper Inc.*

10.13	Second Lien Credit Agreement, dated as of May 11, 2007, among Edgen Murray II, L.P., Edgen Merger Co., the several Lenders from time to time parties thereto, Lehman Brothers Inc., Jefferies Finance LLC and Lehman Commercial Paper Inc.*

10.13a	First Amendment to Second Lien Credit Agreement, dated as of September 12, 2008, among Edgen Murray II, L.P., Edgen Murray Corporation and Lehman Commercial Paper Inc.*

10.13b	Second Lien Guarantee and Collateral Agreement, dated as of May 11, 2007, made by Edgen Merger Co., Edgen Murray II, L.P. and certain of its Subsidiaries in favor of Lehman Commercial Paper Inc.*

10.13c	Assumption Agreement, dated as of September 21, 2007, made by Equipment, Inc. in favor of Lehman Commercial Paper Inc.*

10.13d	Assumption Agreement, dated as of September 21, 2007, made by Equipment Valve & Supply, Inc. in favor of Lehman Commercial Paper Inc.*

Exhibit Number	Description

10.14	Intercreditor Agreement, dated as of May 11, 2007, by and among Edgen Merger Co., Edgen Murray Cayman Corporation, Edgen Murray Canada Inc., Edgen Murray Corporation, Edgen Murray Europe Limited, Edgen Murray II, L.P., certain subsidiaries of Edgen Murray II, L.P., JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch, J.P. Morgan Europe Limited and Lehman Commercial Paper Inc.*

10.14a	Intercreditor Joinder, dated as of September 21, 2007, made by Equipment, Inc. and acknowledged and agreed to by Lehman Commercial Paper Inc., JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.14b	Intercreditor Joinder, dated as of September 21, 2007, made by Equipment Valve & Supply, Inc. and acknowledged and agreed to by Lehman Commercial Paper Inc., JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.14c	Intercreditor Joinder, dated as of September 28, 2007, made by Edgen Murray Pte. LTD and acknowledged and agreed to by Lehman Commercial Paper Inc., JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.15	Intercreditor Agreement, dated as of May 11, 2007, by and among Edgen Merger Co., Edgen Murray Cayman Corporation, Edgen Murray II, L.P., certain subsidiaries of Edgen Murray II, L.P. and Lehman Commercial Paper Inc.*

10.15a	Intercreditor Joinder, dated as of September 21, 2007, made by Equipment, Inc. and acknowledged and agreed to by Lehman Commercial Paper Inc.*

10.15b	Intercreditor Joinder, dated as of September 21, 2007, made by Equipment Valve & Supply, Inc. and acknowledged and agreed to by Lehman Commercial Paper Inc.*

10.16	Agreement for the Sale and Purchase of Shares in Murray International Metals Limited, dated November 30, 2005, by and among the Sellers party thereto, Pipe Acquisition Limited, Murray International Holdings Limited and Edgen Carbon Products Group, LLC.*

21.1	List of Subsidiaries of the Registrant.**

23.1	Consent of Conyers Dill & Pearman (incorporated by reference to Exhibit 5.1).**

23.2	Consent of Deloitte & Touche LLP.†

23.3	Consent of Dechert LLP (incorporated by reference to Exhibit 8.1)**

24.1	Powers of Attorney for Edgen Murray Limited.*

99.1	Consent of ODS – PetroData*

99.2	Consent of RigLogix*

99.3	Consent of Spears & Associates, Inc.†

†	Filed herewith.
*	Previously filed.
**	To be filed by amendment.

(b)	Financial statement schedule

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT

EDGEN MURRAY II, L.P.

BALANCE SHEETS (UNCONSOLIDATED)

DECEMBER 31, 2008 AND 2007

(In thousands)

	2008	2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$48	$54

Total current assets	48	54
(Distributions in excess of earnings and investment in subsidiaries) investment in subsidiaries	(36,587)	(68,540)

TOTAL	$(36,539)	$(68,486)

LIABILITIES AND PARTNERS’ DEFICIT
CURRENT LIABILITIES:
Payable to subsidiaries	$65	$—

Total current liabilities	—	—
COMMITMENTS AND CONTINGENCIES
PARTNERS’ DEFICIT	(36,604)	(68,486)

TOTAL	$(36,539)	$(68,486)

See accompanying note to condensed unconsolidated financial statements.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT

EDGEN MURRAY II, L.P.

STATEMENTS OF OPERATIONS (UNCONSOLIDATED)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In thousands)

	2008	2007	2006
SALES	$—	$—	$—
OPERATING EXPENSES:
Cost of sales (exclusive of depreciation and amortization shown separately below)	—	—	—
Selling, general, and administrative expense	71	601	81
Depreciation and amortization expense	—	—	—

Total operating expenses	71	601	81

LOSS FROM OPERATIONS	(71)	(601)	(81)
OTHER INCOME (EXPENSE) —
Equity of earnings of subsidiaries	73,298	3,516	23,563

INCOME BEFORE INCOME TAX BENEFIT	73,227	2,915	23,482
INCOME TAX BENEFIT	—	—	—

NET INCOME	73,227	2,915	23,482
PREFERRED INTEREST AND DIVIDENDS	—	(1,656)	(4,349)

NET INCOME AVAILABLE TO COMMON PARTNERSHIP INTERESTS	$73,227	$1,259	$19,133

See accompanying note to condensed unconsolidated financial statements.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT

EDGEN MURRAY II, L.P.

STATEMENTS OF CASH FLOWS (UNCONSOLIDATED)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In thousands)

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$73,227	$2,915	$23,482
Adjustments to reconcile net income to net cash used in operating activities:
Changes in assets and liabilities:
Equity in earnings of subsidiaries	(73,298)	(3,516)	(23,563)
Increase in payable to subsidiaries	65	—	—

Net cash used in operating activities	(6)	(601)	(81)

CASH FLOWS FROM INVESTING ACTIVITIES —
Investments in and net advances to subsidiaries	—	(152,508)	(3,827)

Net cash used in investing activities	—	(152,508)	(3,827)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common units/shares	—	155,100	—
Partnership unit subscription receivable	—	—	1,309
Financing advisory fees to the manager of FUND IV	—	(2,006)	—

Net cash provided by financing activities	—	153,094	1,309

NET DECREASE IN CASH AND CASH EQUIVALENTS	(6)	(15)	(2,599)
CASH AND CASH EQUIVALENTS (Beginning of year)	54	69	2,668

CASH AND CASH EQUIVALENTS (End of year)	$48	$54	$69

(Continued)

See accompanying note to condensed unconsolidated financial statements.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT

EDGEN MURRAY II, L.P.

STATEMENTS OF CASH FLOWS (UNCONSOLIDATED)

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In thousands)

	2008	2007	2006
NONCASH INVESTING AND FINANCING ACTIVITIES:
Distributions to unitholders	$—	$327,087	$—

Issuance of Edgen Murray II, L.P. common limited partnerships units—PetroSteel Acquisition	$—	$8,000	$—

Exchange of Edgen Murray Corporation and Pipe Acquisition Limited common shares for Edgen Murray II, L.P. common limited partnership units	$—	$45,295	$—

Issuance of Edgen Murray II, L.P. restricted common units	$—	$1,733	$—

Issuance of Edgen/Murray, L.P. restricted common units	$—	$—	$1,263

Preferred interest on Edgen/Murray, L.P. preferred units	$—	$1,656	$4,349

(Concluded)

See accompanying note to condensed unconsolidated financial statements.

SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF PARENT

EDGEN MURRAY II, L.P.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(In thousands)

1. BASIS OF PRESENTATION

The accompanying unconsolidated condensed balance sheets and statements of operations and cash flows present the financial position, results of operations and cash flows of Edgen Murray II, L.P. (Parent).

Certain information and note disclosures normally included in financial statements prepared in accordance with US GAAP have been omitted pursuant to the rules of the SEC. Because the unconsolidated condensed financial statements do not include all of the information and footnotes required by US GAAP, they should be read in conjunction with the consolidated financial statements and related notes of Edgen Murray II, L.P. and Subsidiaries included in this Form S-1 Registration Statement. Edgen Murray II, L.P.’s subsidiaries have been accounted for under the equity method.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Baton Rouge, Louisiana on May 13, 2009.

EDGEN MURRAY LIMITED

By:	/s/ DANIEL J. O’LEARY
Name: Daniel J. O’Leary Title: Chairman, President, Chief Executive Officer and Director

Pursuant to the requirements of the United States Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ DANIEL J. O’LEARY Daniel J. O’Leary	Chairman, President, Chief Executive Officer and Director (Principal Executive Officer)	May 13, 2009

/S/ DAVID L. LAXTON, III David L. Laxton, III	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 13, 2009

* Nicholas Daraviras	Director	May 13, 2009

* James L. Luikart	Director	May 13, 2009

* Edward J. DiPaolo	Director	May 13, 2009

* By:	/s/ DAVID L. LAXTON, III
Name: David L. Laxton, III
As Attorney-in-fact

Authorized representative in the United States:

Pursuant to the requirements of the United States Securities Act of 1933, as amended, Edgen Murray Limited has duly caused this amendment to the registration statement to be signed by the following duly authorized representative in the United States:

May 13, 2009

By:	/s/ DAVID L. LAXTON, III
Name: David L. Laxton, III
Title: Executive Vice President and Chief Financial Officer

Index of exhibits

(a)	Exhibits

Exhibit Number	Description

1.1	Form of Underwriting Agreement.**

2.1	Asset Purchase Agreement, dated as of April 11, 2007, by and among Edgen Murray Corporation, Edgen Murray LLC, Petro Steel International, L.P., Petro Steel International, LLC, Eric Berger, David Mullaney and John Ruttenberg. *

3.1	Amended and Restated Memorandum of Association of Edgen Murray Limited.**

3.2	Amended and Restated Bye-Laws of Edgen Murray Limited.**

4.1	Specimen Common Share Certificate.**

5.1	Opinion of Conyers Dill & Pearman.**

8.1	Opinion of Dechert LLP regarding certain tax matters.**

10.1	Amended and Restated Employment Agreement, dated as of January 1, 2005, by and between Daniel J. O’Leary, Edgen Louisiana Corporation and Edgen Corporation.*

10.2	Amended and Restated Employment Agreement, dated as of January 1, 2005, by and between David L. Laxton, III, Edgen Louisiana Corporation and Edgen Corporation.*

10.3	Service Agreement, dated December 16, 2005, by and between Murray International Metals Limited and Kenneth Cockburn.*

10.4	Amended and Restated Employment Agreement, dated as of April 30, 2004, by and between Craig S. Kiefer, Edgen Carbon Products Group, L.L.C., and Edgen Corporation.*

10.5	Contract of Employment, dated June 28, 1994, by and between Murray International Metals Limited and Michael Craig.*

10.6	Edgen Murray II, L.P. Incentive Plan.*

10.7	Edgen Murray II, L.P. 2007 Option Plan.*

10.8	Edgen Murray Corporation Cash Bonus Plan.*

10.9	Lease, dated as of December 16, 2005, by and among Murray International Metals Limited and Steels (UK) QRS 16-58, Inc.*

10.10	Guarantee, dated January 25, 2006, by Murray International Metals Pte. Limited in favor of Steels (UK) QRS 16-58, Inc.*

10.11	Credit Agreement, dated as of May 11, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.11a	First Amendment to Credit Agreement, dated as of June 8, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

Exhibit Number	Description

10.11b	Second Amendment to Credit Agreement, dated as of August 8, 2007, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.11c	Third Amendment to Credit Agreement, dated as of August 12, 2008, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.11d	Fourth Amendment to Credit Agreement, dated as of September 17, 2008, by and among Edgen Murray Corporation, Edgen Murray Canada, Inc. and Edgen Murray Europe Limited, the other Loan Parties party thereto, the Lenders party thereto, JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.11e	Loan Party Joinder Agreement, dated as of May 31, 2007, between Pipe Acquisition Limited and JPMorgan Chase Bank, N.A.*

10.11f	Loan Party Joinder Agreement, dated as of September 21, 2007, between Equipment, Inc. and JPMorgan Chase Bank, N.A.*

10.11g	Loan Party Joinder Agreement, dated as of September 21, 2007, between Equipment Valve & Supply, Inc. and JPMorgan Chase Bank, N.A.*

10.11h	Assumption Agreement, dated as of September 21, 2007, by Equipment, Inc. in favor of JPMorgan Chase Bank, N.A.*

10.11i	Assumption Agreement, dated as of September 21, 2007, by Equipment Valve & Supply, Inc. in favor of JPMorgan Chase Bank, N.A.*

10.12	First Lien Credit Agreement, dated as of May 11, 2007, among Edgen Murray II, L.P., Edgen Merger Co., Edgen Murray Cayman Corporation, the several Lenders from time to time parties thereto, Lehman Brothers Inc., Jefferies Finance LLC and Lehman Commercial Paper Inc.*

10.12a	First Amendment to First Lien Credit Agreement, dated as of September 12, 2008, among Edgen Murray II, L.P., Edgen Murray Corporation, Edgen Murray Cayman Corporation, and Lehman Commercial Paper Inc.*

10.12b	First Lien Guarantee and Collateral Agreement, dated as of May 11, 2007, made by Edgen Merger Co., Edgen Murray II, L.P. and certain of its Subsidiaries in favor of Lehman Commercial Paper Inc.*

10.12c	Assumption Agreement, dated as of September 21, 2007, made by Equipment, Inc. in favor of Lehman Commercial Paper Inc.*

10.12d	Assumption Agreement, dated as of September 21, 2007, made by Equipment Valve & Supply, Inc. in favor of Lehman Commercial Paper Inc.*

10.13	Second Lien Credit Agreement, dated as of May 11, 2007, among Edgen Murray II, L.P., Edgen Merger Co., the several Lenders from time to time parties thereto, Lehman Brothers Inc., Jefferies Finance LLC and Lehman Commercial Paper Inc.*

10.13a	First Amendment to Second Lien Credit Agreement, dated as of September 12, 2008, among Edgen Murray II, L.P., Edgen Murray Corporation and Lehman Commercial Paper Inc.*

10.13b	Second Lien Guarantee and Collateral Agreement, dated as of May 11, 2007, made by Edgen Merger Co., Edgen Murray II, L.P. and certain of its Subsidiaries in favor of Lehman Commercial Paper Inc.*

Exhibit Number	Description

10.13c	Assumption Agreement, dated as of September 21, 2007, made by Equipment, Inc. in favor of Lehman Commercial Paper Inc.*

10.13d	Assumption Agreement, dated as of September 21, 2007, made by Equipment Valve & Supply, Inc. in favor of Lehman Commercial Paper Inc.*

10.14	Intercreditor Agreement, dated as of May 11, 2007, by and among Edgen Merger Co., Edgen Murray Cayman Corporation, Edgen Murray Canada Inc., Edgen Murray Corporation, Edgen Murray Europe Limited, Edgen Murray II, L.P., certain subsidiaries of Edgen Murray II, L.P., JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch, J.P. Morgan Europe Limited and Lehman Commercial Paper Inc.*

10.14a	Intercreditor Joinder, dated as of September 21, 2007, made by Equipment, Inc. and acknowledged and agreed to by Lehman Commercial Paper Inc., JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.14b	Intercreditor Joinder, dated as of September 21, 2007, made by Equipment Valve & Supply, Inc. and acknowledged and agreed to by Lehman Commercial Paper Inc., JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.14c	Intercreditor Joinder, dated as of September 28, 2007, made by Edgen Murray Pte. LTD and acknowledged and agreed to by Lehman Commercial Paper Inc., JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and J.P. Morgan Europe Limited.*

10.15	Intercreditor Agreement, dated as of May 11, 2007, by and among Edgen Merger Co., Edgen Murray Cayman Corporation, Edgen Murray II, L.P., certain subsidiaries of Edgen Murray II, L.P. and Lehman Commercial Paper Inc.*

10.15a	Intercreditor Joinder, dated as of September 21, 2007, made by Equipment, Inc. and acknowledged and agreed to by Lehman Commercial Paper Inc.*

10.15b	Intercreditor Joinder, dated as of September 21, 2007, made by Equipment Valve & Supply, Inc. and acknowledged and agreed to by Lehman Commercial Paper Inc.*

10.16	Agreement for the Sale and Purchase of Shares in Murray International Metals Limited, dated November 30, 2005, by and among the Sellers party thereto, Pipe Acquisition Limited, Murray International Holdings Limited and Edgen Carbon Products Group, LLC.*

21.1	List of Subsidiaries of the Registrant.**

23.1	Consent of Conyers Dill & Pearman (incorporated by reference to Exhibit 5.1).**

23.2	Consent of Deloitte & Touche LLP.†

23.3	Consent of Dechert LLP (incorporated by reference to Exhibit 8.1)**

24.1	Powers of Attorney for Edgen Murray Limited.*

99.1	Consent of ODS – PetroData*

99.2	Consent of RigLogix*

99.3	Consent of Spears & Associates, Inc.†

†	Filed herewith.
*	Previously filed.
**	To be filed by amendment.